192ND ANNUAL REPORT 2009

Clear Plan.
Clear Progress.
BMO Financial Group

Clear Plan. Clear Progress.

Table of Contents
At a Glance
Our Strategic Agenda	IFC
Reasons to Invest in BMO	2
Numbers That Matter	4

Chairman’s Message	6

President and Chief Executive Officer’s Message	7

2009 Highlights
Financial Stability and Strength	10
Customer Experience	11
Corporate Areas	15
Governance	17
Corporate Responsibility	18

Corporate Directory
Our Governance Structure and Board of Directors	22

Our Management Process and Management Committee	24

Performance Committee	26

Financial Review
Management’s Discussion and Analysis	27

Financial Performance and Condition at a Glance	28

Supplemental Information	96
Consolidated Financial Statements	110

Notes to Consolidated Financial Statements	114

Resources
Principal Subsidiaries	165
Glossary	166
Shareholder Information	168
Where to Find More Information	IBC
Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal together with its subsidiaries.
Our Strategic Agenda

Established in 1817 and based in Canada, BMO Financial Group serves more than 10 million personal, commercial, corporate and institutional customers in North America and internationally. Our operating groups — Personal and Commercial Banking, BMO Bank of Montreal in Canada and Harris in the United States; Private Client Group, our wealth management business; and BMO Capital Markets — share one vision: to be the bank that defines great customer experience.

A summary of our enterprise-wide strategy in context and
our progress in 2009 appears in our MD&A.

Our Strategic Priorities

1	Maximize earnings growth across all North American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity.

2	Accelerate the growth of our wealth management business by providing our clients with exceptional advice, emphasizing retirement and financial planning.

3	Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients, everywhere we compete, from a single integrated platform.

4	Grow our business in select global markets to meet our customers’ expanding needs.

5	Sustain a culture that focuses on customers, high performance and our people.

“We’ve defined the type of company we want to be and we’re achieving it.” In our annual survey, 96% of BMO employees highly agreed with the statement, “I understand how my role contributes to achieving our vision of being the bank that defines great customer experience.” That compares with 84% last year.

Reasons to Invest in BMO

Clear growth strategy
• Consistent and focused North American growth strategy
• Strong Canadian and U.S. customer base
• Growing global presence to support our customers
• Commitment to our medium-term financial objectives

Strong financial position
• Balanced approach to capital management
• Tier 1 Capital Ratio of 12.24% at October 31, 2009
• Tangible common equity to risk-weighted assets ratio of 9.21% at October 31, 2009
• Strong senior debt ratings

Proactive risk management
• Independent risk oversight across the enterprise
• Disciplined credit risk management capabilities and processes
• Group and individual performance assessments that reflect risk-adjusted returns and align with shareholder interests

Commitment to stakeholders
• Clear brand promise that delivers real benefit for customers
• Engaged employees committed to exceeding customers’ expectations
• Financial performance and consistent dividend payment track record
• Strategic approach to corporate responsibility and sustainability

Our Dividend Record

BMO Financial Group has the longest-running dividend payment record of any company in Canada, at 181 years. BMO common shares had a dividend yield of 5.59% at October 31, 2009.

Dividends Declared ($ per share)
Compound annual growth rate:
10.8%
BMO 15-year
12.0%
BMO 5-year
0.66
0.74
0.82
0.88
0.94
1.00
1.12
1.20
1.34
1.59
1.85
2.26
2.71
2.80
2.80
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Our Share Price

($)

BMO shareholders were rewarded with strong returns on their investment in 2009.

55
50
45
40
35
30
25
Oct 31, '08
Jan 31, '09
Apr 30, '09
Jul 31, '09
Oct 31, '09

"I know that keeping the customer a priority will contribute to our financial success."

Mark Rossignoli
Vice-President and Senior Investment Counsellor,
Private Client Group, Toronto

In this year’s Annual Employee Survey, 97% of BMO employees responded with high agreement to the statement, “I believe that keeping the customer a priority will contribute to the financial success of BMO Financial Group.”

Numbers That Matter
Financial Performance

2009 marked a second consecutive year of strong revenue growth at 8.4%.	Expense increase largely reflected the stronger U.S. dollar, acquisitions and severance costs.	Net income reflected strong performance in our major operating groups but was impacted by increased credit losses.

Elevated provisions reflected difficult economic conditions, primarily in the United States, over the past two years.	ROE was good in the context of the economic environment, having been reduced primarily by our stronger capital position as well as lower earnings.	Our Tier 1 Capital Ratio was strong. * Basel l and Basel ll measures are not comparable.

Shareholder Return

Lower EPS was due to reduced net income and more shares outstanding. All earnings per share (EPS) measures in this report refer to diluted EPS, unless specified otherwise.	The one-year TSR rebounded to 25%, top tier among our Canadian peers.	We maintained our common share dividend, extending our payment record to 181 years.

Customer Service

We lowered staffing levels as part of our cross-enterprise cost management efforts, while improving customer service and acquiring businesses.	In Canada, we closed our Instore branches in response to customer preference for full-service branches offering accessible advice and relationship management capabilities.

Employees
Training remains a priority with a more streamlined course offering emphasizing leadership development, risk and sales and service programs.

Our Communities
In 2009, BMO contributed $55 million in corporate donations, sponsorships and events to support our communities and thousands of charities and not-for-profit organizations in Canada and the United States.

CHAIRMAN’S MESSAGE

Turning a corner
In a year when a general sense of uncertainty was pervasive, the management team at BMO continued to lay down a foundation for future growth.
In the last 12 months, BMO focused on maintaining strong levels of capitalization and a disciplined approach to risk management. In particular, management was effective in addressing our priority of managing down the various risks in the bank.
A focus on customers and growth continued to lead our strategic agenda. The intense customer focus that underlies all our strategic priorities has noticeably taken hold – right across BMO Financial Group.
Despite last year’s difficult environment, our performance has steadily improved. Our employees, led by a capable management team, delivered solid results last year – and, in some cases, very good results. Revenues improved steadily and we gained market share in key lines of business. The bank’s fiscal 2009 results were impacted by the environment, which resulted in large provisions for credit losses (related in particular to the bank’s U.S. portfolios). Although credit losses will continue to impact our business into 2010, BMO’s core businesses are positioned to perform well as the economy continues to improve.
Positive changes
For your Board of Directors, the past 12 months included areas of focus and change – as periods of uncertainty always do.
One of the key areas of focus in 2009 was executive compensation. Having conducted a thorough review of our compensation practices, we concluded that our compensation program continues to reward high performance, and does not encourage inappropriate risk-taking.
Still, such reviews identify opportunities for improvement. We have made a number of important and meaningful changes to the compensation program – notably with regard to compensation in BMO Capital Markets. These changes ensure that we continue to reward appropriate behaviours in line with shareholders’ interest, and that the process for measuring performance is transparent to our shareholders.
Looking forward
As representatives of the shareholders, our goal is always top-tier financial performance. Your board feels confident that BMO Financial Group, with its strong management team, is well positioned for growth in the years to come.
David A. Galloway
Chairman of the Board

6  BMO Financial Group 192nd Annual Report 2009

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

Strong financial position
By any measure the fiscal year just ended was extraordinary in its challenges, but more notably, in the progress we made in advancing the strategy of the bank. The pages of this report are a clear statement of the way we have chosen to compete in each of our businesses and reflect the confidence we have going into the new financial year.
In his message to shareholders, the Chairman writes of turning the corner after what has been a period of economic uncertainty. I would like to build on these words with my own reflection on the financial strength of BMO Financial Group and the opportunities we see for growth in our business.
Stability cautiously returned to financial markets this past year – and we began to see emerging confidence on the part of consumers. We took advantage of the improved market environment to reduce the level of risk in key areas, while generating $1.8 billion in net income. The way in which we manage risk and the global reputation of our regulatory system has placed us among the world’s most highly respected financial institutions.
Strong business performance
Our performance grew steadily stronger through 2009. We delivered sustainable improvements in both revenue growth and expense discipline – and were pleased with the sequential progression of quarterly earnings.
Personal and commercial banking in Canada set the pace for the rest of BMO with a strong improvement in customer loyalty and growth in revenue and net income. This was the consequence of deliberate actions taken over many quarters – following through on what we said we would do.

BMO Financial Group 192nd Annual Report 2009  7

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

Our Private Client Group delivered good revenue growth in the second half of the year driven by better equity markets and a growing client base. We also benefited from momentum in our expanded life insurance business – early results confirm our enthusiasm for our strengthened competitive position. BMO Capital Markets had a record year. This business is well diversified, and we are optimizing its balance sheet to achieve the right scale and an appropriate risk-return profile. Our U.S. personal and commercial business continued to leverage its strong market presence and visibility. Deposits increased by 10 per cent from a growing customer base.
These have been challenging times for many of our customers and the uncertainty of how the recovery would unfold has affected everyone. We have an unwavering commitment to stand by our customers and to listen, understand and be there to guide them. This is the promise behind making money make sense.
The year ahead
Going into 2010 we have strong capital and liquidity: our Tier 1 Capital Ratio was 12.24 per cent at year-end. We’re well positioned to deploy capital for growth initiatives and to take advantage of opportunities that arise. We did so in January 2009 by making a significant addition – BMO Life Assurance, and in November with the announcements of the acquisitions of the equity lending business of Paloma Securities and the Diners Club North American franchise. This franchise will double the size of our corporate cards business. We anticipate more opportunities will emerge.
Clearly in 2010 loan losses will remain an area of attention, particularly in the United States. I continue to believe credit risk management is a core strength of BMO and that this will be confirmed as the recovery unfolds. As we enter the second half of 2010 and into 2011, we would hope to see credit conditions improve.
Most compelling is our unanimous belief in the customer strategy of the bank – and our intent to continue building upon it. We have unfinished business for 2010 and 2011.
In 2007, I reported that our relationship with customers would be our focus and the most important element in our pursuit of growth. We’ve made great strides, still our vision and our customers are pushing us to go further – and we will. Through commitment and exceptional effort, our employees have changed the customer experience. Their clear determination to master the fundamentals of service stood out. To realize the next level of gains, we are rebuilding our operational foundation through process simplification – to create faster, more satisfying experiences at BMO.

This year, 94% of employees highly agreed with the statement, “I believe my customers appreciate my efforts on their behalf.”

8  BMO Financial Group 192nd Annual Report 2009

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

We know customers’ needs, expectations and universe of choice will grow and evolve. Our strategy anticipates this. The investments we’ve made in our brand create competitive advantage – and have matured into great opportunity.
Acknowledging your support
While our stock price rose 25 per cent, during the year our shareholders faced uncertainty as equity values reflected the adjustment taking place in global markets. Our decision to issue new equity last December contributed a precautionary layer of capital that protected the bank in the period of greatest turmoil. I would like to acknowledge both individual and institutional shareholders for their support of the consistent and measured approach we took to capital management. How success is rewarded in financial services has also been in the news and during the year, we made changes to recognize the recommendations of the Financial Stability Board. At BMO, our approach has always been clear: individual and team compensation is aligned to the creation of lasting value for our shareholders.
As well, I would like to acknowledge the customers of the bank who faced unprecedented challenges as they managed their personal finances or their businesses. This was a time when the value in our approach to banking was confirmed. The banking system acts as a shock absorber in periods of economic turmoil and our focus on customer loyalty proved critical to the enhanced reputation of BMO.
Finally, I would like to express appreciation to the 36,000 employees who delivered on our promise with confidence and professionalism. Whether working on the front line with clients or in the necessary operations and functional groups, your commitment to a consistently great customer experience made all the difference.
To all of our stakeholders thank you for your support and confidence. We look forward with enthusiasm to working with you in the coming year.

William A. Downe
President and Chief Executive Officer

BMO Financial Group 192nd Annual Report 2009  9

2009 HIGHLIGHTS
2009 Highlights

Financial Stability and Strength
Financial stability and strength are important in any company – and they are vitally important in a financial institution. BMO was established in 1817 and has declared shareholder dividends for 181 consecutive years.
BMO’s assets totalled more than $388 billion at October 31, 2009. Our market capitalization totalled $27.6 billion, the eleventh highest among Canadian and U.S. banks. Our Tier 1 Capital Ratio was 12.24%, up from 9.77% a year ago.
Tangible common equity (TCE) is increasingly viewed as an important measure of capital market adequacy. We define tangible common equity as common equity – our most permanent form of capital – less the carrying value of goodwill and intangible assets. There is no regulatory definition of tangible common equity and, as such, our measures could differ from those of our peers. The ratio of tangible common equity to risk-weighted assets (RWA) is viewed as a key measure of strength relative to risk by a number of knowledgeable industry observers. BMO’s TCE to RWA ratio was 9.21% at October 31, 2009, up from 7.47% a year ago and the sixth best among the highest-capitalized banks in Canada and the United States.
BMO’s stability and strength are reflected in our strong credit ratings. They instill confidence – among our depositors, our suppliers, our counterparties, our shareholders and the communities in which we conduct our business.

Tangible Common Equity/ Risk-Weighted Assets (%)

Northern Trust	11.97
Citibank	11.07
State Street	9.54
Capital One Financial	9.52
TD Bank Financial Group	9.37
BMO Financial Group	**9.21**
Royal Bank of Canada	8.86
JP Morgan Chase	8.26
Regions Financial	8.24
Keycorp	8.04
BB&T Corporation	8.02
Scotiabank	7.94
SunTrust Banks	7.87
Fifth Third Bancorp	7.36
National Bank of Canada	7.24
CIBC	7.21
Bank of America	6.64
Bank of New York Mellon	6.08
US Bancorp	5.81
M&T Bank	4.89
PNC Financial	4.46
Wells Fargo	4.18

Data is as at October 31, 2009 for Canadian banks and September 30, 2009 for U.S. banks as published in quarterly reports and using a consistent methodology.

Market Capitalization

(Canadian $ in billions)

JP Morgan Chase
Bank of America
Wells Fargo
Citibank
Royal Bank of Canada
TD Bank Financial Group
Scotiabank
US Bancorp
Bank of New York Mellon
State Street
BMO Financial Group
27.6
PNC Financial
CIBC
BB&T Corporation
Capital One Financial
Northern Trust
SunTrust Banks
National Bank of Canada
Fifth Third Bancorp
Regions Financial
M&T Bank
Keycorp

The chart includes our Canadian peer group and the largest retail and commercial banks by market capitalization in the United States. Data is as at October 31, 2009 for Canadian banks and September 30, 2009 for U.S. banks using share prices as published by the respective stock market exchanges and outstanding shares per quarterly reports.

10  BMO Financial Group 192nd Annual Report 2009

2009 HIGHLIGHTS

Throughout the 2009 Highlights section, our Delivering Benefit icon indicates initiatives that create economic, social and environmental benefits.

Defining Great Customer Experience across the Enterprise
Over the past three years, we have worked to realize the goal we set for ourselves of defining a great customer experience.
Across the enterprise, we are delivering on a brand promise that has a clear benefit for customers. The success we are experiencing by raising – and meeting – customers’ expectations is reflected in our solid financial results and improved loyalty scores.

Personal and Commercial Banking Canada (P&C Canada)
•	Focused on improving our customers’ experience across their entire banking relationship by ensuring access to our full range of product offerings and specialists.

•	Strengthened our customer loyalty scores. We are attracting new customers, while building better relationships and doing more business with existing customers.
•	Gained market share in both personal deposits and business loans year over year. In 2009, P&C Canada was ranked second in business loans market share among our Canadian competitors.

•	Developed new programs and offers to help customers navigate through recent economic conditions. We introduced BMO SmartSteps, a series of personal financial management tips designed to help our customers do better with their money.
•	Continued to make credit available to Canadians and their businesses while maintaining effective credit risk management practices.

Using BMO SmartSteps, BMO employees provide guidance on making money go further during uncertain times.

BMO continues to strongly support
Canadian businesses. We have committed
an additional $1 billion for business lending.

BMO Financial Group 192nd Annual Report 2009  11

2009 HIGHLIGHTS
2009 Highlights

Defining Great Customer Experience across the Enterprise
Personal and Commercial Banking Canada (P&C Canada)
•	Introduced new accounts to help customers increase their savings, including:
–	Higher-interest Smart Saver Account that customers can open online
–	Tax-Free Savings Account
•	Simplified and enhanced our entire suite of credit card products to deliver more rewards and make it easier for customers to choose a credit card that meets their needs.

•	Announced an agreement to purchase the Diners Club North American franchise. The acquisition will provide our customers with access to a premier card program for employee travel and entertainment expenses.

•	Opened 12 new branches and redeveloped 20 others as part of our ongoing effort to make it easier for our customers to do business with us.
External Recognition
•	Synovate recognized BMO Bank of Montreal as most improved in 2009 among the five largest Canadian banks. The global market research company presented BMO with three of its 2009 Best Banking Awards, including the Branch Service Excellence award.
With our enhanced credit card products, we doubled AIR MILES ® 2 reward miles for 1.2 million customers and eliminated annual credit card fees for another 400,000 customers.

Personal and Commercial Banking U.S. (P&C U.S.)
•	Continued to deliver a strong customer experience in challenging economic times, as reflected in our sustained high customer loyalty scores.

•	Stood by our customers in an uncertain economic environment. Consistent with our brand promise, offered customers information and guidance to make informed financial decisions, and helped homeowners by modifying eligible loans to affordable levels.

•	Enhanced the commercial lending process to provide quicker decisions and easier access to credit.

•	Worked with commercial customers to strengthen the financial position of their business by helping them manage cash flow, optimize cash reserves and minimize risk.
•	Introduced a no-fee debit card program that rewards customers for everyday purchases with points redeemable toward travel, gift cards and merchandise.
External Recognition
•	Purdue University’s Center for Customer-Driven Quality, a recognized leader in contact centre benchmarking, and BenchmarkPortal certified Harris Contact Center as a Center of Excellence.

•	Chicagoland Chamber of Commerce and Right Management awarded their Workplace Excellence Award to Harris.

Harris was ranked highest in customer satisfaction by J.D. Power and Associates.*

*	Harris was ranked “Highest in the Midwest for Customer Satisfaction in Retail Banking in a Tie” by J.D. Power and Associates in their 2009 Retail Banking Customer Satisfaction Study.
12  BMO Financial Group 192nd Annual Report 2009

2009 HIGHLIGHTS

Private Client Group

•	Acquired BMO Life Assurance Company (formerly AIG Life Insurance Company of Canada), strengthening our competitive position in the wealth management market.

•	Continued to develop financial planning and investment advisor tools to enhance the experience for clients who save and invest and improve sales force efficiency.

•	Increased retirement training across our sales force and established key performance metrics on retirement planning to ensure we continue to lead in this important market, add value for our clients and drive business results.

•	Was the first bank in Canada to launch a family of exchange traded funds, low-cost investment products that offer our clients the primary building blocks of a well-diversified investment portfolio.

•	Was the first bank in Canada to offer a Registered Disability Savings Plan, enabling clients with disabilities to improve their long-term financial security.

•	Increased referral volumes across P&C Canada and P&C U.S., evidence of our customers’ trust during challenging times.

•	Launched the Employee Referral Opportunity Line to match identified client needs with the appropriate BMO product, service or channel.
External Recognition

•	The Globe and Mail ranked BMO InvestorLine best of the bank-owned brokerages in its 2009 online brokerage rankings.

•	For the third consecutive year, BMO Mutual Funds received Dalbar Mutual Fund Service Awards for best overall customer service in both the English and French language categories.

•	Four BMO funds won Canadian Investment Awards, which recognize investment products and firms that demonstrate an enduring commitment to excellence in the Canadian financial services industry:
–	BMO Guardian Global Technology Fund

–	BMO Guardian Asian Growth and Income Fund

–	BMO Guardian Enterprise Fund

–	BMO Guardian European Equity Fund
•	The BMO Dividend Fund earned the 2009 Lipper Award for best fund over ten years in the Canadian Dividend and Equity Income category, recognizing excellence in delivering consistently strong relative risk-adjusted performance.
The acquisition of AIG Life Insurance Company of Canada gave BMO immediate scale and capabilities in the insurance market.
BMO CEO Bill Downe (fourth from right) with employees from our Beijing branch. BMO Financial Group continues to expand in China; we now have branches in Beijing, Shanghai, Guangzhou and Hong Kong. China’s banking regulator recently gave BMO approval to formally prepare for incorporation in China, which will allow us to accept deposits in local currency, sell investment products and provide other banking services.

BMO Financial Group 192nd Annual Report 2009  13

2009 HIGHLIGHTS
2009 Highlights

Defining Great Customer Experience across the Enterprise
BMO Capital Markets®
•	Defined a number of sectors where we have differentiated and competitive positions that are global (Metals & Mining) or North American (Energy, Food & Consumer). Management focus, hiring and capability building have been aligned accordingly.

•	Continued to provide our clients with access to capital and liquidity during the challenging economic conditions, completing $189 billion in financing over the fiscal year.

•	Increased our focus on core clients in several ways, including:
–	Provision of best-in-class service to issuer and investor clients for whom we are a trusted advisor and a first choice for all financial services solutions.

–	Expansion of our equity capabilities through a number of new hires and opening a new sales office in Paris.

–	Development of targeted capabilities to meet the needs of core clients, including the formation of a Capital Structure group.

–	Integration of the debt advisory, origination and structuring activities across our firm into a unified Debt Capital Markets group.
•	Took advantage of the market disruption and added more than 30 client-facing senior professionals across our businesses.

•	Held 12 institutional conferences, including our signature award-winning Global Metals & Mining Conference, showcasing the strength of our research analysts and our ability to connect issuer and investor clients.
External Recognition
•	For 29 years running, the Brendan Wood International Survey of institutional investors has named BMO Capital Markets as Best Overall Canadian Equity Research Team.

•	The independent research firm StarMine named BMO Capital Markets Top Broker for Canadian Equity Research at its annual Canadian Analyst Awards. Seventeen of our analysts received individual awards.

•	BMO Capital Markets received several awards during the year for its excellence in foreign exchange:
–	BMO Capital Markets won the Best Bank for the Canadian Dollar award from the publication FX Week.

–	European CEO magazine named BMO Capital Markets Best Foreign Exchange Bank – Canada.

–	The China Foreign Exchange Trade System (CFETS) named BMO Capital Markets as Best Market Maker.
•	The 2009 American Business Awards named the BMO Capital Markets Global Metals & Mining Conference as the winner in its Best Live Event category.

•	Greenwich Associates ranked our Canadian fixed income team first in Overall Market Share, Overall Market Penetration and Research Quality in its 2009 client survey.
We continued to distinguish the BMO Capital Markets brand through the launch of a 51-week advertising campaign in The Wall Street Journal.
Brendan Wood International Survey of institutional investors has named BMO Capital Markets as Best Overall Canadian Equity Research Team for 29 consecutive years.

14  BMO Financial Group 192nd Annual Report 2009

2009 HIGHLIGHTS

Corporate Areas Delivering High Performance
Proactive risk management discipline. Attracting exceptionally talented individuals. Investing strategically in infrastructure and technology.

Risk Management

•	Exhibited a strong risk management discipline by striking the appropriate balance between serving our customers and protecting the interests of our shareholders.

•	Strengthened risk management practices and culture across our organization by focusing on ownership and accountability, enhancing risk transparency and optimizing risk-return.

•	Focused our risk reporting to ensure that our most senior management and our Board of Directors receive timely, integrated and forward-looking reporting on all significant risks impacting our business, including emerging risks.

•	Developed a comprehensive learning strategy to ensure our business leaders and risk professionals have the tools and risk awareness necessary to support effective decision-making.
•	Enhanced our market risk framework with improved reporting and oversight of trading activities, and focused on closer integration of market, credit and operational risk management within these businesses.

Human Resources

•	Simplified our organizational structure to eliminate complexity and accelerate effective decision-making across BMO while reducing costs. Standards and targets are in place to sustain a leaner, more efficient structure.

•	Continued to focus on ensuring we have the best talent we need to lead BMO forward. We have defined what it means to be a leader at BMO and redesigned our 360-degree assessment tool to assess key leadership capabilities. We also simplified our process for assessing both potential and performance. We continue to expand our pool of emerging leaders and strive to even better represent diversity.
•	Strengthened performance and pay linkages, with particular emphasis on risk and incentive pay considerations. We redesigned BMO Capital Markets’ compensation plan to better align with our business strategy and shareholder interests. We also implemented new compensation and performance management systems in our Personal and Commercial Banking Group to sustain our focus on meeting and exceeding customer needs.

•	Defined BMO’s promise to our employees and our offer as an employer. “Turn your potential into performance” differentiates us in a competitive marketplace and aims to attract and retain customer-focused employees.

Students in the BMO Dalhousie MBA (Financial Services) program class of 2012 at the BMO Institute for Learning.
Mediacorp Canada Inc. selected BMO as one of Canada’s Top 100 Employers for 2010. BMO was recognized for supporting employees by providing both ongoing skills development opportunities and programs that promote work/life balance. Additionally, BMO was named as one of Greater Toronto’s Top Employers for the fifth consecutive year.

BMO Financial Group 192nd Annual Report 2009  15

2009 HIGHLIGHTS
2009 Highlights

Corporate Areas Delivering High Performance
Technology and Operations (T&O)
•	Continued to connect with our customers. Our Technology Development and Enterprise Infrastructure organization supports our customers through a number of robust and reliable banking channels, including our retail bank and automated banking machine networks, online channels and trading floors. In 2009, our systems availability target of 99.9% was exceeded ensuring that billions of customer transactions occurred seamlessly.

•	Operations systematically streamlined and automated processes critical to the support of BMO’s operating groups. Through the application of Lean Six Sigma, a globally recognized methodology for process improvement, Operations has contributed to BMO’s focus on improving productivity and customer value.

•	Introduced our new Neighbourhood Branch design to improve the customer experience and increase business at our branches. Renovations began at flagship BMO Bank of Montreal branches in Toronto and Vancouver.

•	Opened new branches and completed redevelopment projects (relocations and expansions) in 2009, ensuring our branches are conveniently located and our retail interior designs are continuously updated to offer an overall banking experience that meets our customers’ needs.
External Recognition – T&O

•	The Data Warehousing Institute honoured BMO for sound data governance. The Data Governance Award recognized our Information Management team for its highly effective data management practices, noting that our multi-dimensional approach demonstrates “a laudable combination of people, process and technology.”

•	During the past several years, BMO Financial Group has collected five Global Six Sigma and Business Improvement Awards, international recognition for breakthrough performance in deploying Lean Six Sigma methodology to improve processes in our North American operational groups.

•	The Uptime Institute, a global data centre authority, once again ranked our Scarborough Computing Centre (SCC) among the top 1% of North American data centres for continuous uninterrupted availability. Since December 1988, SCC has maintained 100% service availability.
Cross-Enterprise Cost Management Discipline
•	To assist in streamlining costs and sharing of best practices, we created a cross-enterprise cost management committee and successfully reduced discretionary, employee and supplier expenses.
Designed and engineered to provide the highest reliability and service availability to our customers, our Barrie Computer Centre (BCC) remains the only Tier IV facility in Canada. The highest designation from the Uptime Institute, a global data centre authority, BMO received the Tier IV designation on August 4, 2006.

BMO’s new Neighbourhood Branch design was introduced at a recently opened location in Toronto.

16  BMO Financial Group 192nd Annual Report 2009

CORPORATE GOVERNANCE

Governance
Our commitment to leading corporate governance practices and the highest standards of conduct assures the interests of our company are aligned with the interests of our stakeholders.

As determined by our corporate governance framework, we:

•	Are guided by our Board of Directors, which supervises and oversees management of BMO and is responsible for setting standards for good governance and compliance across the enterprise.

•	Abide by FirstPrinciples, our code of business conduct and ethics, which is the foundation of our governance framework and reflects our commitment to honesty, respect and doing what is right. Every BMO director, officer and employee is required, annually, to sign a FirstPrinciples confirmation to ensure that our requirements are understood and observed. We also make our major suppliers aware of our code. We review FirstPrinciples every year.

•	Require all employees to report any concerns about breaches of law or policy, including our code of conduct, or other concerns about ethical conduct. Concerns can be raised confidentially and anonymously. All complaints are treated seriously and reported to the Audit Committee where appropriate.

•	Monitor our governance practices and policies to ensure they continue to meet or exceed legal and regulatory requirements and reflect emerging best practices.

•	Maintain an effective compliance framework that allows us to satisfy legal and regulatory requirements and respond to emerging compliance risks on a timely basis worldwide.
•	Present regular reports from our Chief Compliance Officer to the Audit Committee on issues and trends affecting our compliance framework as part of a rigorous oversight of regulatory compliance.

•	Require directors to hold at least six times the amount of their annual retainer in BMO shares and/or deferred share units (DSUs). Once this threshold has been reached, directors must continue to receive at least 50% of their annual retainer in BMO shares or DSUs.

•	Provide comprehensive, clear disclosure of our compensation program for the Chief Executive Officer and other senior executives. We have announced that we will offer our shareholders the opportunity to vote on an advisory resolution on our approach to executive compensation at our 2010 annual meeting of shareholders.

•	Support our board’s engagement in constructive dialogue with our shareholders and other stakeholders at and outside of our annual meeting.
External Recognition
•	The Globe and Mail’s annual Report on Business Board Games 2009 survey ranked BMO third overall among 157 Canadian companies (two companies tied for first place). The survey addresses four key areas: board composition, compensation, shareholder rights and disclosure.
Corporate Knights recognized BMO Financial Group for leadership in corporate responsibility once again in 2009. The magazine ranked BMO one of the Best 50 Corporate Citizens in Canada for the seventh consecutive year.

BMO Financial Group 192nd Annual Report 2009  17

CORPORATE RESPONSIBILITY
2009 Highlights

Corporate Responsibility
Providing career and personal development opportunities. Strengthening communities. Implementing environmental best practices.
The following pages highlight some of our corporate responsibility activities over the past year. For a more detailed account, please visit our website. Our 2009 Corporate Responsibility Report and Public Accountability Statement will be available online in February 2010.

Championing Employees
•	Undertook a significant renewal initiative at BMO Financial Group’s Institute for Learning to ensure our learning programs and processes fully support our focus on customers, performance and people.

•	Launched new learning initiatives to support our renewal strategy. These include:
–	Orientation for new hires and senior leaders, programs that accelerate the acquisition of baseline knowledge by our new employees, ensuring they are functioning effectively in their new roles while helping our new leaders better understand BMO’s strategies and business networks.

–	Customer Conversations, a new program focused on deepening sales conversations with our customers that has been successfully completed by 3,500 branch leaders and financial services managers in our retail business.
•	More than 200 senior leaders have completed our Advanced Leadership Program, which to date has played a part in addressing a number of business-critical strategic issues.
In 2009, BMO strategically launched
new learning initiatives.

18  BMO Financial Group 192nd Annual Report 2009

CORPORATE RESPONSIBILITY

•	To ensure our senior people consider risk and return when making business decisions, we have incorporated credit, market and operational risk in our leadership curriculum.

•	Introduced two new learning series webcasts – Advanced Leadership and Making Money Make Sense – to extend key leadership concepts, contribute to a more open and performance-based culture and reinforce our focus on customers.

•	Developed new curricula for key positions in Personal and Commercial Banking Canada in order to achieve consistency in job readiness and customer focus.

External Recognition

•	The Human Rights Campaign Foundation announced that Harris achieved a perfect rating in the 2010 edition of the Corporate Equality Index, its annual assessment of how equitably U.S.-based businesses treat their lesbian, gay, bisexual and transgender employees.

•	Jewish Vocational Service Toronto named BMO as Corporate Employer of the Year. The prestigious award recognizes BMO as a company that strives to break down employment barriers for people with disabilities.

•	Epilepsy Toronto and University Health Network presented BMO with a Helping Out People with Epilepsy (H.O.P.E.) Award for raising awareness about epilepsy in the workplace.
Our employee promise is a simple expression of what a career at BMO offers – both in terms of career opportunities and support.
Participants in a BMO leadership workshop gather at our world-class training facility, BMO Institute for Learning.

BMO Financial Group 192nd Annual Report 2009  19

CORPORATE RESPONSIBILITY
2009 Highlights

Corporate Responsibility
Investing in Communities
•	Contributed $55 million in donations, sponsorships and events to support charitable and not-for-profit organizations in communities across Canada and the United States.

•	Pledged $500,000 to establish BMO Financial Group Future Green Leaders’ Fund at Trent University in Peterborough, Ontario. The fund will help attract new student researchers to the university’s leading environmental programs and prepare new leaders for jobs in the emerging green economy.

•	Assumed a leadership role in Canada’s Task Force on Financial Literacy, with BMO’s L. Jacques Ménard acting as Vice-Chair of the Task Force established by the federal government in June 2009. Promoting financial literacy aligns with BMO’s corporate responsibility strategy. By helping all Canadians to become more knowledgeable consumers, investors and savers, we reinforce the stability of our financial system and make our economy stronger.

•	Raised $1.5 million through BMO Capital Markets’ Equity Through Education®* Day. Since 2005, Equity Through Education has helped North American charities that promote education and diversity to provide scholarships, bursaries and educational programs for more than 2,000 deserving individuals.

•	Extended our partnership with the world-renowned Calgary Stampede, the annual event that celebrates and promotes Canada’s Western history and heritage. We are now a sponsor and have naming rights to the meeting and convention facility located in Stampede Park. BMO Centre will accommodate 700,000 visitors at 600 events annually.
•	Continued to support skating, a sport enjoyed by Canadians young and old. BMO encourages the development of young skaters by sponsoring Skate Canada’s CanSkate®1 program. We remain title sponsor of the BMO Canadian Figure Skating Championships and a national sponsor of the Canadian National Figure Skating Team.

•	Over 1,600 people participated in the Harris and BMO Capital Markets Annual Volunteer Day. During the day-long event, employees engaged in volunteer activities ranging from entertaining children to planting gardens for more than 70 community organizations across the United States.

•	BMO employees and pensioned employees continued to generously support their communities in 2009, raising a total of $8.7 million for the BMO Employee Charitable Foundation. BMO covers the administrative costs of the foundation, so that all money raised benefits the communities where our people live and work.

External Recognition

•	BMO was selected for the fifth consecutive year for inclusion in the Dow Jones Sustainability North America Index (DJSI). This recognition places BMO in the top 20% of the 600 largest North American companies in the Dow Jones World Index in terms of sustainability.

•	United Way of Metropolitan Chicago recognized Harris and BMO Capital Markets as a top ten Corporate Citizen for their financial contribution to its 2008 campaign. Harris and BMO Capital Markets were also honoured with the agency’s Volunteerism Pillar Award, presented to the company that best encourages employee volunteer efforts.
BMO is proud to support soccer at all levels across Canada, from grassroots to Canada’s National Teams. BMO sponsors 450 boys’ and girls’ teams.
12,905 runners, walkers and wheelchair athletes from 36 countries took part in the BMO Vancouver Marathon this year. 200 BMO employees volunteered at the event and 95 employees participated in the marathon. BMO has been the title sponsor of the marathon since 2006.
Bill Downe, President and CEO of BMO Financial Group and Chairman of United Way’s 2009 Campaign Cabinet, joined Frances Lankin, President and CEO of United Way Toronto, at the organization’s annual campaign launch. At this event, Mr. Downe announced an additional $1 million donation from BMO in support of United Way Toronto’s Community Hub strategy. This year, United Way aims to raise $107.5 million for the Toronto community.

20  BMO Financial Group 192nd Annual Report 2009

CORPORATE RESPONSIBILITY

Promoting Environmental Responsibility
•	Enhanced our environmental performance through implementation of our Clear Blue Skies™ Initiative (CBSI). As part of CBSI, our BMO ECO[5] Strategy enables us to accurately measure and report on our efforts to achieve our operational sustainability objectives.

•	Made progress toward our goal of achieving carbon neutrality for energy consumption and transportation emissions across our enterprise in 2010. In 2009, BMO invested in the Greening Canada Fund, which provides direct access to credits that offset greenhouse gas emissions and will help us invest in local emission reduction projects.

•	Continued to be a leading consumer of emission-free energy. To date, 78 BMO Bank of Montreal branches in Ontario, Alberta and British Columbia and two Harris branches in the U.S. Midwest are powered from renewable sources of electricity.

•	Announced our purchase of 100% renewable electricity from Bullfrog Power for all 64 facilities located in Nova Scotia, New Brunswick and Prince Edward Island. We are now Atlantic Canada’s biggest user of Bullfrog Power and are at the top-tier Vanguard level on the bullfrog-powered Green Index, for companies who have purchased over 20,000 megawatt hours of green power.

•	Offered our personal banking customers the option to forgo their paper Everyday Banking statements and instead view their accounts online. We also introduced a paperless pay statement option for our employees. In addition, we’ve created a virtual conference centre for our institutional conferences to provide clients with online access to documents, reducing the need for printed materials.

•	Introduced two environmentally responsible investment funds designed to provide our customers with an opportunity to invest in companies that are working to reduce climate change and leading in the field of sustainability.

•	Launched an internal environmental website for employees on Earth Day 2009. In addition to being a discussion board, the site helps us communicate with employees about our programs and engages employees in our environmental initiatives.

External Recognition
•	The Carbon Disclosure Project (CDP) included BMO as one of the highest ranked banks in the world, and the only Canadian bank, in its Global 500 Carbon Disclosure Leadership Index for 2009. This is the second consecutive year that BMO – a long-time signatory to the CDP – has been included in this prestigious list. Additionally, CDP’s Canadian partner, The Conference Board of Canada, has recognized BMO as a 2009 Canada 200 Climate Disclosure Leader.

•	In December 2008, BMO Financial Group became the first financial institution in Canada to achieve certification to the internationally recognized standard ISO 14001 Environmental Management System. The certification was awarded for BMO’s implementation of a rigorous environmental management system at our leased office tower located at 55 Bloor Street West in downtown Toronto. We are currently laying the foundation for similar environmental practices at other office locations.

•	Alberta Venture magazine named BMO as Best Workplace for the Environmentally Conscious. The award recognizes our dedication to environmental stewardship and our understanding that employees are valued partners on our sustainability journey.

Calgary’s Acadia neighbourhood is the home of BMO’s first branch in Alberta to be registered for certification under the Canada Green Building Council’s Leadership in Energy and Environmental Design (LEED) rating system. The branch purchases electricity from Bullfrog Power.

BMO Financial Group 192nd Annual Report 2009  21

CORPORATE DIRECTORY
Our Governance Structure

Our Board of Directors is responsible for supervising and overseeing the management of BMO on behalf of our shareholders. The board continuously assesses our governance practices to ensure they not only meet applicable legal and regulatory requirements but also align with emerging best practices. All directors, other than the Chief Executive Officer (CEO), are independent, and the roles of the Chairman of the Board and the CEO are separate. All board committee members are independent.
At every board and committee meeting, members hold in-camera sessions without management present. In addition, at Audit Committee meetings, the members meet separately with each of the Internal Auditors, the General Counsel and shareholders’ auditors, without management present.
Continuing education for directors is an ongoing priority. We provide an orientation program for new directors, as well as internal education sessions. We also provide access to external programs that are determined to be beneficial to the performance of directors as they exercise their responsibility to BMO and our shareholders.
Board Committees

Committees/Members		Responsibilities

Audit Committee Philip S. Orsino (Chair) Robert Chevrier Ronald H. Farmer David A. Galloway	Martha C. Piper Jeremy H. Reitman Guylaine Saucier
•  Oversees the integrity of our financial reporting, internal controls, disclosure controls and internal audit function, as well as our compliance with legal and regulatory requirements and auditor independence requirements.

•  Monitors transactions involving related parties, conflicts of interest, the use and disclosure of confidential and personal information and standards of business conduct.

•  Oversees the accurate and clear reporting of financial information to shareholders.

Governance and Nominating Committee
•  Develops, reviews and assesses corporate governance principles and systems on an ongoing basis.

•  Continuously monitors BMO practices in comparison to best practices worldwide.

•  Identifies and recommends new director candidates.

•  Responsible for director succession, orientation and compensation.

J. Robert S. Prichard (Chair) Robert M. Astley David A. Galloway	Bruce H. Mitchell Philip S. Orsino

Human Resources and Management Compensation Committee
•  Assists the board in its oversight of the appointment, performance evaluation and compensation of senior executives.

•  Ensures effective talent development, retention strategies and succession planning.

•  Recommends guidelines and principles for compensation programs, including a clear link between pay and performance and safeguards against the encouragement of excessive risk-taking.

Robert M. Astley (Chair) David R. Beatty Ronald H. Farmer David A. Galloway	Martha C. Piper J. Robert S. Prichard Don M. Wilson III

Risk Review Committee
•  Oversees the identification, documentation, measurement and management of significant risks.

•  Monitors compliance with risk-related regulatory requirements and with internal risk management policies and procedures.

Bruce H. Mitchell (Chair) Robert M. Astley David R. Beatty George A. Cope David A. Galloway	Harold N. Kvisle Philip S. Orsino Guylaine Saucier Nancy C. Southern Don M. Wilson III
22  BMO Financial Group 192nd Annual Report 2009

CORPORATE DIRECTORY

Board of Directors*
Collectively, our directors’ BMO shareholdings exceed $25 million**.

1	Robert M. Astley, Former President and Chief Executive Officer, Clarica Life Insurance Company and former President, Sun Life Financial Canada
Board/Committees: Governance and Nominating, Human Resources and Management Compensation (Chair), Risk Review
Director since: 2004

2	David R. Beatty, O.B.E. Chairman and Chief Executive Officer, Beatinvest Limited
Board/Committees: Human Resources and Management Compensation, Risk Review
Other public boards: FirstService Corporation, Inmet Mining Corporation
Director since: 1992

3	Robert Chevrier, F.C.A. President,
Société de gestion Roche Inc.
Board/Committees: Audit, The Pension Fund Society of the Bank of Montreal (Chair)
Other public boards: Cascades Inc., CGI Group Inc., Compagnie de Saint-Gobain, Richelieu Hardware Ltd.
Director since: 2000

4	George A. Cope, President and Chief Executive Officer, BCE Inc. and Bell Canada Board/Committees: Risk Review Other public boards: BCE Inc., Bell Aliant, NII Holdings, Inc. Director since: 2006

5	William A. Downe, President and Chief Executive Officer, BMO Financial Group Board/Committees: Attends all committee meetings as an invitee Director since: 2007

6	Ronald H. Farmer, Managing Director, Mosaic Capital Partners Board/Committees: Audit, Human Resources and Management Compensation Director since: 2003

7	David A. Galloway, Chairman of the Board
Board/Committees: Audit (ex-officio), Governance and Nominating, Human Resources and Management Compensation, Risk Review (ex-officio), The Pension Fund Society of the Bank of Montreal (ex-officio)
Other public boards: Scripps Networks Interactive, Inc., Toromont Industries Ltd.
Director since: 1998
8	Harold N. Kvisle, President and Chief Executive Officer, TransCanada Corporation
Board/Committees: Risk Review
Other public boards: ARC Energy Trust, TransCanada Corporation, TransCanada PipeLines Limited
Director since: 2005

9	Bruce H. Mitchell, President and Chief Executive Officer, Permian Industries Limited Board/Committees: Governance and Nominating, Risk Review (Chair) Director since: 1999

10	Philip S. Orsino, O.C., F.C.A. Corporate Director and former President and Chief Executive Officer, Masonite International Corporation (formerly Premdor Inc.)
Board/Committees: Audit (Chair), Governance and Nominating, Risk Review (ex-officio)
Other public boards: Clairvest Group Inc.
Director since: 1999

11	Dr. Martha C. Piper, O.C., O.B.C. Corporate Director, former President and Vice-Chancellor, The University of British Columbia
Board/Committees: Audit, Human Resources and Management Compensation
Other public boards: Shoppers Drug Mart Corporation, TransAlta Corporation
Director since: 2006

12	J. Robert S. Prichard, O.C., O.Ont. President and Chief Executive Officer, Metrolinx
Board/Committees: Governance and Nominating (Chair), Human Resources and Management Compensation
Other public boards: George Weston Limited, Onex Corporation
Director since: 2000

13	Jeremy H. Reitman, President and Chief Executive Officer, Reitmans (Canada) Limited
Board/Committees: Audit, The Pension Fund Society of the Bank of Montreal
Other public boards: Reitmans (Canada) Limited
Director since: 1987
14	Guylaine Saucier, F.C.A., C.M. Corporate Director Board/Committees: Audit, Risk Review Other public boards: Areva, Groupe Danone Director since: 1992

15	Nancy C. Southern, President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited
Board/Committees: Risk Review, The Pension Fund Society of the Bank of Montreal
Other public boards: Akita Drilling Ltd., ATCO Ltd., Canadian Utilities Limited, CU Inc.
Director since: 1996

16	Don M. Wilson III, Corporate Director Board/Committees: Human Resources and Management Compensation, Risk Review, The Pension Fund Society of the Bank of Montreal Director since: 2008

Honorary Directors
Stephen E. Bachand, Ponte Vedra Beach, FL,
United States
Charles F. Baird, Skillman, NJ, United States
Ralph M. Barford, Toronto, ON
Matthew W. Barrett, O.C., LL.D. Oakville, ON
Peter J.G. Bentley, O.C., LL.D. Vancouver, BC
Claire P. Bertrand†, Montreal, QC
Frederick S. Burbidge, O.C. Frelighsburg, QC
Tony Comper, Toronto, ON
Pierre Côté, C.M. Quebec City, QC
C. William Daniel, O.C., LL.D. Toronto, ON
Graham R. Dawson, Vancouver, BC
Louis A. Desrochers, C.M., c.r. Edmonton, AB
A. John Ellis, O.C., LL.D., O.R.S. Vancouver,BC
John F. Fraser, O.C., LL.D. Winnipeg, MB
Thomas M. Galt, Toronto, ON
Richard M. Ivey, C.C., Q.C. Toronto, ON
Senator Betty Kennedy, O.C., LL.D. Campbellville, ON
Eva Lee Kwok, Vancouver, BC
J. Blair MacAulay, Oakville, ON
Ronald N. Mannix, O.C. Calgary, AB
Robert H. McKercher, Q.C. Saskatoon, SK
Eric H. Molson, Montreal, QC
Jerry E.A. Nickerson, North Sydney, NS
Lucien G. Rolland, O.C. Montreal, QC
Joseph L. Rotman, O.C., LL.D. Toronto, ON
Mary Alice Stuart, C.M., O.Ont., LL.D. Toronto, ON

*	As of October 31, 2009.

**	Includes common shares plus common share equivalents in deferred share units, as of October 31, 2009.

†	Claire P. Bertrand passed away on December 8, 2009.

BMO Financial Group 192nd Annual Report 2009  23

CORPORATE DIRECTORY
Our Management Process

In our management process, representation on committees is cross-functional. This ensures the alignment of our strategic goals across all of our businesses. Membership in all committees is reviewed annually.

Management Committee	Performance Committee	Leadership Council
17 members	56 members	Approximately 300 members
	• 17 Management Committee members	• All BMO executives
• 39 heads of lines of business and functional groups

Responsible for setting and managing	Responsible for driving enterprise results	Responsible for understanding enterprise
enterprise strategy and performance	and delivering on corporate priorities	and group strategies and aligning all BMO
• Review enterprise and group strategies	• Drive enterprise results	employees around them
• Approve mergers and acquisitions	• Perform peer review of performance against	• Engage employees and align them around
• Approve financial targets and plans and	established targets	key strategies/plans
review results	• Problem-solve and take action on initiatives	• Problem-solve on major enterprise and
• Approve culture and diversity goals	relating to BMO’s strategic priorities	business issues
• Monitor strategic initiatives and track	Meets quarterly	• Communicate key messages and model
performance		behaviours to BMO community at large
• Govern investment in initiatives across		• Build problem-solving and peer-to-peer
the enterprise		review capabilities

Meets biweekly		Meets annually
24  BMO Financial Group 192nd Annual Report 2009

CORPORATE DIRECTORY

Management Committee*
Collectively, members of our Management Committee’s BMO shareholdings exceed $100 million**.

1	William A. Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for the overall leadership and vision of BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for our enterprise-wide performance and financial results, including Profit & Loss, Balance Sheet and Shareholder Value metrics.
Joined BMO in 1983; in role since March 2007

Operating Groups
Personal and Commercial Banking Canada
2	Frank Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada, oversees the strategic direction and delivery of our banking services through BMO Bank of Montreal, which serves more than seven million customers across Canada.
Joined BMO in 1984; in role since July 2006

3	Maurice Hudon, Senior Executive Vice-President, Personal and Commercial Banking Canada, is accountable for the development and implementation of customer strategies and our integrated distribution strategy, as well as the management of all personal and commercial banking products.
Joined BMO in 1978; in role since June 2009

Personal and Commercial Banking U.S.
4	Ellen Costello, President and Chief Executive Officer, Personal and Commercial Banking U.S. and Harris Financial Corp., is responsible for the strategic direction and performance of our U.S. personal and commercial banking business, driving profitable business growth both organically and through acquisition.
Joined BMO in 1983; in role since August 2006

5	Christopher McComish, Executive Vice-President and Head of Personal Banking, is responsible for executing strategy and driving performance of the Harris personal banking network, and has direct responsibility for retail product management, echannels, banking operations, distribution, micro business banking, indirect auto, mortgage and consumer lending.
Joined BMO in 2008; in role since December 2008

Private Client Group
6	Gilles Ouellette, President and Chief Executive Officer, Private Client Group, is responsible for BMO Financial Group’s North American wealth management businesses. He is also Deputy Chair, BMO Nesbitt Burns.
Joined BMO in 1979; in role since May 1999

7	Dean Manjuris, Head of Full Service Brokerage Line of Business and President and Director, Private Client Division, BMO Nesbitt Burns, is responsible for the strategic direction of the Private Client Division within our wealth management business.
Joined BMO in 1983; in role since November 1999

BMO Capital Markets
8	Tom Milroy, Chief Executive Officer, BMO Capital Markets, is responsible for all of BMO Financial Group’s businesses serving corporate, institutional and government clients in North America and around the world.
Joined BMO in 1993; in role since March 2008

9	Eric Tripp, President, BMO Capital Markets, is responsible for BMO Financial Group’s dealings with corporate, institutional and government clients, which encompass trading products and treasury operations.
Joined BMO in 1983; in role since March 2008

Corporate Functions
Finance
10	Russel Robertson, Chief Financial Officer, is responsible for BMO Financial Group’s financial strategy, financial reporting and planning, treasury, investor relations and enterprise-wide group strategy development and management.
Joined BMO in 2008; in role since March 2008

Legal, Corporate and Compliance
11	Simon Fish, Executive Vice-President and General Counsel, is BMO Financial Group’s chief legal officer and is responsible for providing advice to the Board of Directors and management on a variety of matters, including banking, mergers and acquisitions, compliance and securities laws.
Joined BMO in 2008; in role since May 2008

Enterprise Risk and Portfolio Management
12	Tom Flynn, Executive Vice-President and Chief Risk Officer, is responsible for enterprise-wide risk and portfolio management at BMO Financial Group. Joined BMO in 1992; in role since March 2008

Human Resources and Corporate Communications
13	Rose Patten, Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, is responsible for BMO Financial Group's strategies and functions in Human Resources and Corporate Communications. As Senior Leadership Advisor, she provides advice and counsel to BMO's most senior leaders and directs all leadership development and succession planning.
Joined BMO in 1995; in role since July 2006
Office of Strategic Management and Corporate Marketing
14	Cameron Fowler, Executive Vice-President and Head of Strategic Management and Corporate Marketing, is accountable for building our strategic capability across all businesses and strengthening the linkages between our strategic plans, financial targets, business plan and marketing strategies.
Joined BMO in 2009; in role since January 2009

Technology and Operations
15	Barry Gilmour††, Group Head, Technology and Operations, is responsible for managing, maintaining and providing governance related to information technology, operations services, real estate and sourcing for BMO Financial Group.
Joined BMO in 1978; in role since November 2006

16	Sandra Hanington†, Executive Vice-President, Product Operations and Process Simplification, is accountable for product operations for Personal and Commercial Banking (Canada and U.S.), Private Client Group and BMO Capital Markets, business process improvement, end-to-end initiatives and operational risk.
Joined BMO in 1999; in role since June 2009

17	Karen Metrakos†, Executive Vice-President, Technology Development and Enterprise Infrastructure, is accountable for technology development and infrastructure architecture at BMO Financial Group.
Joined BMO in 1979; in role since June 2009

*	As of October 31, 2009.

**	Includes common shares plus common share equivalents in deferred share units, restricted share units and performance share units, as of October 31, 2009.

†	Rotating members of the Management Committee.

††	Barry Gilmour will retire on January 15, 2010.
BMO Financial Group 192nd Annual Report 2009  25

CORPORATE DIRECTORY
Performance Committee*
The Performance Committee is comprised of the heads of all lines of business and functional groups. This committee meets quarterly to discuss performance against established targets and courses of action to improve performance.

William A. Downe
President and
Chief Executive Officer
BMO Financial Group

BMO Financial Group
L. Jacques Ménard, O.C.
Chairman, BMO Nesbitt Burns and
President, BMO Financial Group, Quebec

Personal and Commercial
Banking Canada
Frank J. Techar
President and
Chief Executive Officer
Personal and Commercial
Banking Canada

Susan M. Brown
Senior Vice-President
Ontario Regional Division

Alex P. Dousmanis-Curtis
Senior Vice-President
Greater Toronto Division
and Customer Contact Centre

Robert K. Hayes
Senior Vice-President
Prairies Division

François M.P. Hudon
Senior Vice-President
Quebec Division and Specialized Sales

Maurice A.D. Hudon
Senior Executive Vice-President
Personal and Commercial
Banking Canada

James B. Kelsey
Senior Vice-President
Corporate Finance Division

Michael J. Kitchen
Senior Vice-President
Product Management

Steve C. Murphy
Senior Vice-President
Atlantic Provinces Division

Robert J. Serraglio
Senior Vice-President
British Columbia Division

Personal and Commercial
Banking U.S.
Ellen M. Costello
President and
Chief Executive Officer
Personal and Commercial Banking U.S.
and Harris Financial Corp.

Christopher J. McComish
Executive Vice-President
and Head of Personal Banking

Peter B. McNitt
Vice-Chair
Harris Bankcorp, Inc.
Private Client Group
Gilles G. Ouellette
President and
Chief Executive Officer
Private Client Group

Andrew B. Auerbach
Senior Vice-President
and Head
BMO Harris Private Banking

Gordon J. Henderson
President and
Chief Executive Officer
BMO Life Insurance Company

Harold Hillier
Senior Vice-President and
Head of BMO Asset Management

Terry A. Jenkins
Senior Vice-President and
President and Chief Executive
Officer, Harris Private Bank, U.S.

Ed N. Legzdins
Managing Director, International
and Senior Vice-President,
Retail Investments

Dean Manjuris
Head of Full Service Brokerage
Line of Business, President and
Director, Private Client Division,
BMO Nesbitt Burns

Peter C. McCarthy
President and
Chief Executive Officer
BMO Life Assurance Company

Connie A. Stefankiewicz
Vice-President and President
BMO InvestorLine Inc.

BMO Capital Markets
Thomas V. Milroy
Chief Executive Officer
BMO Capital Markets

Eric C. Tripp
President
BMO Capital Markets

William Butt
Executive Managing Director
and Head of Investment and
Corporate Banking

David R. Casper
Executive Managing Director
and Co-Head of Investment
and Corporate Banking, U.S.

Patrick Cronin
Executive Managing Director
and Head of Financial Products
and Debt Products

Andre L. Hidi
Executive Managing Director
and Head of Mergers
and Acquisitions	Marnie J. Kinsley
Executive Managing Director
and Head of Global Treasury
Management

Michael J. Miller
Executive Managing Director
and Head of Equity Products
and Research

Peter A. Myers
Executive Managing Director and
Head of Investment and Corporate
Banking Coverage, Canada and
Head of Equity Capital Markets

Dominic A. Petito
Executive Managing Director,
Co-Head of Investment and
Corporate Banking, U.S. and
Head of BMO Capital Markets, New York

Charles N. Piermarini
Executive Managing Director
and Head of Debt Products

Surjit S. Rajpal
Executive Managing Director
and Head of Loan Products

Luke Seabrook
Executive Managing Director
and Head of Financial Products

Paul Stevenson
Executive Managing Director
and Head of Credit Investment
Management, Securitization
and Asset Portfolio Management

Jamie K. Thorsen
Executive Managing Director
and Head of Foreign Exchange
and China Capital Markets

Finance
Russel C. Robertson
Chief Financial Officer

Pierre O. Greffe
Executive Vice-President
Finance

Enterprise Risk and
Portfolio Management
Thomas E. Flynn
Executive Vice-President
and Chief Risk Officer

Nico Meijer
Executive Vice-President
and Chief Risk Officer
BMO Capital Markets

Wendy L. Millar
Executive Vice-President
and Chief Risk Officer
Personal and Commercial Banking
Human Resources and
Corporate Communications
Rose M. Patten
Senior Executive Vice-President
Head of Human Resources
and Senior Leadership Advisor

Richard D. Rudderham
Senior Vice-President
BMO Institute for Learning

April L. Taggart**
Senior Vice-President
Talent Management
and Diversity

Gabriella R.J. Zillmer**
Senior Vice-President
Performance Alignment
and Compensation

Office of Strategic
Management and
Corporate Marketing
Cameron Fowler
Executive Vice-President
and Head of Strategic Management
and Corporate Marketing

Susan M. Payne
Senior Vice-President
and Chief Marketing Officer
BMO Financial Group

Valerie C. Sorbie
Senior Vice-President
Enterprise Project Implementation

Technology and Operations
Barry K. Gilmour
Group Head
Technology and Operations

Sandra L. Hanington
Executive Vice-President
Product Operations
and Process Simplification

Karen L. Metrakos
Executive Vice-President
Technology Development
and Enterprise Infrastructure

Legal, Corporate
and Compliance
Simon A. Fish
Executive Vice-President
and General Counsel

*	As of October 31, 2009.

**	Rotating members of the Performance Committee.
26  BMO Financial Group 192nd Annual Report 2009

Management’s Discussion and Analysis

BMO’s President & Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 108, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
          Management’s Discussion and Analysis (MD&A) comments on BMO’s operations and financial condition for the years ended October 31, 2009 and 2008. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2009. The MD&A commentary is as of November 24, 2009, except for peer group comparisons, which are as of December 8, 2009. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including restatements arising from transfers of certain businesses between operating groups.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our website at www.bmo.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s President and Chief Executive Officer and Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and internal control over financial reporting.

BMO Financial Group 192nd Annual Report 2009  27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Performance and Condition at a Glance

Our Performance (Note 1)	Peer Group Performance

Five-Year Total Shareholder Return (TSR)	Five-Year TSR (%)
•    BMO shareholders have earned an average annual return of 1.8% over the past five years.
•     The one-year TSR in 2009 was a strong 25.1%, outpacing the broader market indices in both Canada and the United States.

•    The Canadian peer group average annual five-year TSR was 7.2%. The one-year TSR was 22.0% as equity markets were strong in the second half of the year.
•    The North American peer group average annual five-year TSR of –1.0% and one-year TSR of –18.7% were significantly below the Canadian averages as U.S. banks were more severely affected by credit losses and the difficult capital markets environment.

Earnings per Share (EPS) Growth	EPS Growth (%)
•     EPS fell 18.1% to $3.08 in 2009.
•     There were increased provisions for credit losses, higher income taxes and more shares outstanding.
•     Personal and Commercial Banking Canada (P&C Canada) and BMO Capital Markets achieved strong growth in net income.

•     The Canadian peer group average EPS increased 9.6% after having decreased 41% in 2008. The average was skewed by one bank’s return to profitability after recording a large loss in 2008. The EPS of all other Canadian banks in the peer group increased by less than the average.
•     EPS growth for the North American peer group was –80%, as five of our U.S. peers recorded losses.
  North American 2008 and 2009 peer group data is not to scale.

Return on Equity (ROE)	ROE (%)
•     ROE, at 9.9%, was good in the context of the economic environment, having been reduced primarily by our stronger capital position as well as lower earnings.
•     The bank chose to grow common shareholders’ equity by almost $1.5 billion to increase investor and depositor confidence and provide us with financial flexibility.

•     The Canadian peer group average ROE of 11.3% was in line with the average return in 2008. ROE fell for most of the peer group but the average was raised by the above-mentioned bank’s return to profitability.
•     ROE for the North American peer group was low at 1.8%, as ROE for each of our U.S. peers was less than BMO’s and five banks reported negative returns.

Net Economic Profit (NEP) Growth	NEP Growth (%)
• NEP, a measure of added economic value, fell, reflecting lower ROE.
•     The Canadian peer group average NEP growth was –11.1%, with five of our peers posting reduced NEP. All the Canadian banks bolstered their capital levels in the year.
•     NEP growth for the North American peer group was –391%. Twelve of the 14 banks in the group posted reduced NEP, with some incurring very large reductions.
 North American 2008 and 2009 peer group data is not to scale.

Revenue Growth	Revenue Growth (%)
•     Revenue increased $859 million or 8.4% to a strong $11.1 billion in 2009.
•     There was strong growth in P&C Canada and BMO Capital Markets added more than $1 billion of revenue, rising 42%.
•     Corporate Services revenue decreased, largely due to market conditions.

•     Revenue growth for the Canadian peer group averaged a strong 27.8%.
•     Both retail and wholesale banking contributed to growth in 2009, in contrast to 2008 when the group average was a 10.8% decrease due to low wholesale banking revenues.
•     Revenue growth for the North American peer group was 30.4%, a strong rebound from its performance in 2008.

Productivity Ratio (Expense-to-Revenue Ratio)	Productivity Ratio (%)
•     The productivity ratio was 66.7% and improved 90 basis points from 2008. Similarly, the cash productivity ratio improved 80 basis points to 66.3%.
•     The improvement was due to strong revenue growth combined with effective expense management.

•     The Canadian peer group average productivity ratio was 63.7%, improving from 71.4% in 2008 due to strong revenue growth.
•     The average productivity ratio for the North American peer group was 65.9%, a level that is worse than the average of our Canadian peers.

Note 1. Results stated on a cash basis as well as NEP are non-GAAP measures. Please see page 91 for a discussion of the use of non-GAAP measures.
Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks.

28 BMO Financial Group 192nd Annual Report 2008

Our Performance	Peer Group Performance

Credit Losses	Provision for Credit Losses as a % of Average Net Loans and Acceptances
•     The provision for credit losses (PCL) was $1,603 million, comprised of $1,543 million of specific provisions and a $60 million increase in the general allowance.
•     PCL as a percentage of average net loans and acceptances was 88 basis points, remaining elevated in line with impaired loans.

•     The Canadian peer group average PCL represented 90 basis points of average net loans and acceptances, up from 48 basis points in 2008.
•     The North American peer group average PCL was 235 basis points, as U.S. banks continued to be severely affected by deterioration in the real estate market and the broader economy.

Impaired Loans	Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•     Gross impaired loans and acceptances (GIL) were $3,297 million, up from $2,387 million in 2008, and represented 14.1% of equity and allowances for credit losses, compared with 11.3% a year ago.
•     Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $2,690 million, up 7% from $2,506 million in 2008, primarily reflecting exposures to the real estate, manufacturing and financial services sectors.

•     GIL for the Canadian peer group were 69% higher than last year and represented 10.8% of equity and allowances for credit losses, up from 7.5% last year.
•     GIL for the U.S. banks again rose sharply, raising GIL as a percentage of equity and allowances for credit losses for the North American peer group to 14.2%, a level above the average of the Canadian peer group.

Cash and Securities-to-Total Assets	Cash and Securities-to-Total Assets (%)
•     The cash and securities-to-total assets ratio increased to 31.9% from 29.1% in 2008, reflecting a strong liquidity position.
•     Liquidity remains sound and continues to be supported by our large base of customer deposits and our strong capital position.

•     The cash and securities-to-total assets ratio for the Canadian peer group of 31.0% increased from 27.8% in 2008. The increase raised the average ratio to a level that is in line with historic averages.
•     The North American peer group average ratio was 27.2% in 2009, a level that is below the average of our Canadian peers.

Capital Adequacy	Capital Adequacy
•     The Tier 1 Capital Ratio was strong at 12.24%, compared with 9.77% in 2008.
•     The Total Capital Ratio was 14.87%, compared with 12.17% in 2008.
•     BMO’s tangible common equity to risk-weighted assets ratio was a strong 9.21%, up from 7.47% in 2008.

•    The Canadian peer group average Tier 1 Capital Ratio was 11.78% in 2009, up from 9.52% in 2008, as banks chose to bolster their capital levels.
•     The basis for computing capital adequacy ratios is not comparable in Canada and the United States.

Credit Rating
•     BMO’s credit ratings, as assessed by the four major ratings agencies listed below, were unchanged in 2009. All four ratings are considered high-grade and high quality.
•     Moody’s placed BMO’s rating under review for possible downgrade during the fourth quarter.

•     The Canadian peer group median credit ratings were unchanged in 2009 with no change in the ratings of any of the individual Canadian banks. Each of the median Canadian peer group ratings is considered high-grade and high quality.
•     The North American peer group median credit ratings as assessed by two of the ratings agencies were slightly lower than the median of the Canadian peer group, as economic conditions were more severe in the United States.

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of 14 of the largest banks in North America. It includes the Canadian peer group, except National Bank of Canada, as well as BT&T Corporation, Fifth Third Bancorp, Key Corp., Bank of New York Mellon, The PNC Financial Services Group Inc., Regions Financial, SunTrust Banks Inc., U.S. Bancorp, and Wells Fargo and Company. The North American peer group was redefined in 2009. Prior year averages have not been restated.

BMO Financial Group 192nd Annual Report 2009 29

MANAGEMENT’S DISCUSSION AND ANALYSIS
Who We Are

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $388 billion and more than 36,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. We serve clients across Canada through our Canadian retail arm, BMO Bank of Montreal, and through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine, BMO Insurance and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
Our Financial Objectives
BMO’s vision, guiding principle and medium-term financial objectives for certain important performance measures are set out in the adjacent chart. We believe that we will maximize total shareholder return and meet our medium-term financial objectives by aligning our operations with and executing on our strategic priorities, as outlined on the following page.
          BMO’s business planning process is rigorous and considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against internal and external benchmarks and progress towards our strategic priorities.
          Our medium-term financial objectives of increasing earnings per share (EPS) by an average of 10% per year over time, earning an average annual return on equity (ROE) of 17% to 20% over time and maintaining strong regulatory capital ratios are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual cash operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least two percentage points over time. In managing our operations, we balance current profitability with the need to invest for future growth.
na – not applicable

The section above, Our Financial Objectives, as well as Enterprise-Wide Strategy and Economic Developments, two sections that follow, contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 32 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

30  BMO Financial Group 192nd Annual Report 2009

Enterprise-Wide Strategy

Our Vision
To be the bank that defines great customer experience.
Our Guiding Principle
We aim to maximize total shareholder return and balance our commitments to financial performance, our customers, our employees, the environment and the communities where we live and work.
Our Strategy in Context
The recent challenges faced by financial services companies around the world underscore the importance of a strong retail deposit base. We expect that new opportunities will emerge as some monoline and international competitors retreat from the market.
          We believe our strategy of creating a differentiated customer experience, rooted in providing clarity for our customers and focusing on the productivity of our sales force and distribution network, equips us with clear competitive advantages.
          Shifts in demographics and growth in demand for advisory services provide a number of attractive opportunities for growth in wealth management. A strong brand, a focus on the client experience, deep capabilities and a full range of client offerings position us to take advantage of these opportunities to grow and outperform the market.
          Delivering strong, stable returns in today’s capital markets requires increased focus on core clients and building on areas of competitive strength, supported by a strong risk management framework.

Our Strategic Priorities and Progress
Maximize earnings growth across all North American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity.
•	Achieved solid progress in improving our financial performance with increased core revenues, margins and net income.

•	In Canada, we realized improvements in our personal banking net promoter score and improved market share in personal deposits and commercial lending.

•	In the United States, we improved commercial banking market share and our personal and commercial banking net promoter scores.

•	Introduced a number of offers that help bring clarity to financial decisions, including the Smart Saver Account and BMO SmartSteps. We also simplified and enhanced our entire suite of credit cards.

•	Continued to invest in our sales and distribution network, by building and redeveloping branches, starting construction of a new integrated customer contact centre and investing in improved online capabilities.

•	Refined our performance management system to ensure that we motivate and reward employees based on targets that clearly deliver improved financial performance and customer loyalty.
Accelerate the growth of our wealth management business by providing our clients with exceptional advice emphasizing retirement and financial planning.
•	Acquired BMO Life Assurance Company (formerly AIG Life Insurance Company of Canada), strengthening our competitive position in the wealth management market.

•	Continued to develop more robust financial planning and investment advisor tools to enhance our planning-based client experience and improve sales force efficiency.

•	Became the first bank in Canada to offer a Registered Disability Savings Plan, enabling clients with disabilities to improve their long-term financial security.

•	Launched proprietary exchange traded funds, low-cost investment products that offer our clients the primary building blocks of a well-diversified investment portfolio.

•	Increased retirement and financial planning training across our sales force to continue to add value for our clients and drive business results.
Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients, everywhere we compete, from a single integrated platform.
•	Continued to increase our focus on core clients by deepening sector capabilities and enhancing product and service capabilities.

•	Achieved solid earnings growth in 2009, led by our Trading Products business.

•	Reduced earnings volatility and effectively managed off-balance sheet exposures through maintaining a diversified, dynamic portfolio of strong businesses.

•	Integrated debt advisory, origination and structuring activities across BMO Capital Markets into a single Debt Capital Markets group.

•	Strengthened and broadened our oversight of trading activities in partnership with Risk Management.
Grow our business in select global markets to meet our customers’ expanding needs.
•	Received approval from the China Bank Regulatory Commission to formally prepare for incorporation.

•	BMO Capital Markets concentrated on sectors where we have a differentiated and competitive position that is either global (Metals & Mining) or North American (Energy, Food & Consumer).
Sustain a culture that focuses on customers, high performance and our people.
•	Renewed our learning and leadership development programs at BMO’s Institute for Learning to support BMO’s focus on customers, talent and performance.

•	Continued the development of our industry-leading talent management program and rolled out our Employee Promise – our promise to our current and prospective employees – consistent with our customer brand and corporate values.

•	Significantly advanced our risk management practices, organizational structure, capabilities and risk culture with the continuation of the Enterprise Risk Management Evolution program.

•	Increased productivity and effectiveness of technology and operations through a focus on high-quality service delivery and continued unit cost reductions.
BMO Financial Group 192nd Annual Report 2009  31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Factors That May Affect Future Results

As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause our actual results to differ materially from the expectations expressed in any forward-looking statements. Some of these risks and uncertainties are discussed in this section.
General Economic and Market Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of capital markets, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to fluctuations in the value of the Canadian dollar relative to the U.S. dollar due to the size of our operations in the United States. Increases in the value of the Canadian dollar relative to the U.S. dollar have affected our results in years prior to 2009. The U.S. dollar was stronger, on average, in 2009 than in 2008. It strengthened appreciably in the first half of the year and weakened appreciably in the latter half. An appreciation of the Canadian dollar relative to the U.S. dollar would decrease the translated value of U.S.-dollar-denominated revenues, expenses and earnings. Refer to the Foreign Exchange section on page 39 and the discussion of Market Risk on pages 82 to 86 for a more complete discussion of our foreign exchange risk exposures.

32  BMO Financial Group 192nd Annual Report 2009

Monetary Policy
Bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on pages 82 to 86 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies have been increasingly offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Changes in these factors or a loss of market share could adversely affect our earnings.
Changes in Laws, Regulations and Approach to Supervision
Regulations are in place to protect our clients, investors and the public interest. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect our earnings by allowing more competition for our products and services and by increasing the costs of compliance. Changes in regulations and approaches to supervision could also affect the levels of capital and liquidity we choose to maintain. In addition, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to ensure compliance with the laws and regulations of the jurisdictions in which we conduct business. However, there can be no assurance that we will always be in compliance or be deemed to be in compliance. As a result, it is possible that we could be subject to a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about legal and regulatory matters we currently face is provided in Note 29 on page 156 of the financial statements.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Execution of Strategic Plans
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline.
Acquisitions
We perform thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that does not subsequently perform in line with our financial or strategic objectives. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 71.
Operational and Infrastructure Risks
We are exposed to many of the operational risks that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business, including disruption caused by pandemics or terrorist acts.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 32. Additional risks, including credit and counterparty, market, liquidity and funding, insurance, operational, business, model, strategic, reputation and environmental risks, are discussed in the Enterprise-Wide Risk Management section starting on page 75.
          We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 192nd Annual Report 2009  33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Economic Developments

Canadian and U.S. Economic and Financial Services Developments in 2009
The Canadian economy contracted sharply in the first half of 2009, as exports, business investment and residential construction declined significantly in the context of the global recession. However, growth resumed in the second half of the year as a result of record-low interest rates, expansive fiscal policy and the global recovery. Consumer confidence and spending have moved higher amid moderating job losses, resulting in improved levels of demand for personal credit. In response to increased affordability, home sales and prices have reversed last year’s declines, keeping mortgage growth strong. However, growth in business investment and credit remains weak because of low rates of capacity utilization and uncertainty about the economic recovery. Deposit growth accelerated sharply as investors moved funds out of riskier assets and households increased their savings rate. Inflation reached a 56-year low in the summer, reflecting previous sharp declines in energy prices, the slack in the economy and a strong Canadian dollar. This low inflation environment allowed the Bank of Canada to reduce overnight lending rates to a record-low 25 basis points in an effort to stimulate demand.
          The U.S. economy also contracted sharply in the first half of 2009 as a result of steep declines in business investment, residential construction and exports, and continued weakness in consumer spending. However, the longest recession in seven decades likely ended this summer, with growth resuming in response to aggressive monetary and fiscal stimulus and improving global demand. As well, the credit market environment, which worsened early in the year, improved dramatically in the spring and summer in response to a number of government support programs for the financial sector. Although credit remains restrained and growth in personal and business loans remains weak, the cost of borrowing has declined sharply since early this year. As a result of tax incentives and unprecedented levels of affordability, the housing market slump of the past three years appears to have ended. The Federal Reserve reduced interest rates again at the start of our fiscal year and has subsequently held its target rate near zero, while further expanding its liquidity provisions to support the economy.
Economic and Financial Services Outlook for 2010
The Canadian economy is expected to grow moderately in 2010, supported by low interest rates, government spending and a healthier global economic climate. Consumer and business spending will likely strengthen, supporting demand for credit. Housing activity should remain firm, buoying demand for residential mortgages. However, exports will likely be restrained by the strong currency and soft U.S. demand. The Bank of Canada is expected to begin raising interest rates in the summer. The Canadian dollar is expected to strengthen further relative to the U.S. dollar, supported by rising commodity prices.
          The U.S. economy is also expected to grow moderately in 2010, as the housing market recovers and credit conditions ease. Demand for business credit and residential mortgages should improve through the year, although personal spending and credit will be constrained by large household debts and lingering high unemployment. Given the subdued inflation environment, the Federal Reserve is not expected to raise interest rates until the second half of 2010. Capital markets are expected to continue strengthening as the economy recovers and business confidence improves.
Note: Data points are averages for the month or year, as appropriate.

34  BMO Financial Group 192nd Annual Report 2009

Value Measures

Total Shareholder Return
The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our guiding principle of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 1.8% on their investment in BMO common shares. Low valuations in the difficult equity market conditions of 2008 were the major contributor to the low average return. The five-year average annual return was lower than the 6.9% average annual return for the S&P/TSX Composite Total Return Index, but higher than the negative 0.2% return for the S&P/TSX Financial Services Total Return Index and the 0.3% return for the S&P 500 Total Return Index. The one-year return was strong, at 25.1%, and was significantly above the returns of the comparable indices.
          The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2005 would have been worth $1,093 at October 31, 2009, assuming reinvestment of dividends, for a total return of 9.3%. We maintained our dividend payments at $0.70 per common share in each quarter of 2009, consistent with 2008. Dividends paid over five-year and ten-year periods have increased at average annual compound rates of 13.3% and 11.7%, respectively.
          The average annual TSR of 1.8% for the most recent five-year period increased from the 0.9% average annual return for the five years ended October 31, 2008. The averages are affected by the one-year TSRs included in the calculations.
          Page 28 provides further comment on total shareholder return and includes peer group comparisons.

Total Shareholder Return

						Five-year
For the year ended October 31	2009	2008	2007	2006	2005	CAGR	(1)

Closing market price per common share ($)	50.06	43.02	63.00	69.45	57.81	(2.8)%
Dividends paid ($ per share)	2.80	2.80	2.63	2.13	1.80	13.3
Dividends paid (%) (2)	6.5	4.4	3.8	3.7	3.1
Increase (decrease) in share price (%)	16.4	(31.7)	(9.3)	20.1	0.5
Total annual shareholder return (%)	25.1	(27.9)	(5.8)	24.1	3.7

Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.

(1)	Compound annual growth rate (CAGR).
(2)	As a percentage of the closing market price in the prior year.
BMO Financial Group 192nd Annual Report 2009  35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $3.08, down $0.68 or 18% from $3.76 in 2008. Certain notable items affected results in 2009 and 2008, reducing EPS by $0.88 in 2009 and $0.84 in 2008. We also recorded elevated provisions for credit losses in both 2009 and 2008 and higher income taxes in 2009.
          Our five-year compound average annual EPS growth rate was -6.9%, well below our medium-term target of 10% because of low earnings in 2009 and an increase in the number of common and preferred shares outstanding as we chose to bolster capital levels in the difficult economic environment.
          The notable items that reduced net income by $474 million or $0.88 per share in 2009 were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $521 million ($355 million after tax and $0.66 per share) recorded in BMO Capital Markets;

•	severance costs of $118 million ($80 million after tax and $0.15 per share) recorded in Corporate Services; and

•	an increase in the general allowance for credit losses of $60 million ($39 million after tax and $0.07 per share) recorded in Corporate Services.
In 2008, the notable items that reduced net income by $426 million or $0.84 per share were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $388 million ($260 million after tax and $0.51 per share) recorded in BMO Capital Markets; and

•	an increase in the general allowance for credit losses of $260 million ($166 million after tax and $0.33 per share) recorded in Corporate Services.
We chose to redefine notable items in 2009 as it became apparent that certain items could more appropriately be considered typical of our ongoing business activities. As such, amounts related to notable items detailed for 2008 differ from the amounts reported a year ago. Notable items are detailed on page 38.
          Net income was $1,787 million in 2009, down $191 million or 10% from $1,978 million a year ago. As explained above, net income was reduced in both 2009 and 2008 by certain notable items and by elevated provisions for credit losses. Revenue growth was strong, outpacing expense growth. However, earnings were lowered by the elevated provisions for credit losses and less favourable income taxes. Specific provisions for credit losses increased $473 million ($318 million after tax) and total provisions for credit losses increased $273 million ($184 million after tax). Notable items lowered net income in 2009 by $48 million more than in 2008, despite the smaller increase in the general allowance for credit losses. Revenues in 2009 increased $859 million or 8% to a strong $11,064 million, notwithstanding the capital markets charges and the difficult economic environment. Non-interest expense increased $487 million or 7%. The effective income tax rate was lower in 2008 as we recorded $160 million of recoveries of prior years’ income taxes and earned a higher proportion of income from lower-tax-rate jurisdictions.
          Personal and Commercial Banking results in 2009 marked a fifth consecutive year of solid net income, and BMO Capital Markets net income was up 49% after having increased 70% in 2008.
          Personal and Commercial Banking (P&C) net income rose $196 million or 15% from a year ago to $1,501 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C
Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $183 million or 15% to $1,392 million. The improvement was attributable to volume-driven revenue growth and improved net interest margin. P&C Canada results are discussed in the operating group review on page 48. P&C U.S. net income increased $13 million or 14% to $109 million, but decreased $1 million or 1% to $94 million on a U.S. dollar basis. Results a year ago reflected a gain on the Visa Inc. initial public offering while results in the current year were lowered by the increased impact of impaired loans. There was strong deposit growth and reduced expenses. P&C U.S. results are discussed in the operating group review on page 51.
          Private Client Group (PCG) net income decreased $71 million or 16% to $381 million. The decrease was largely attributable to reduced revenue in our brokerage and mutual fund businesses. PCG results are discussed in the operating group review on page 54. BMO Capital Markets (BMO CM) net income increased $349 million or 49% to $1,060 million as revenues increased 42% with a comparatively low 7% increase in expenses. Trading performance was strong, as we capitalized on market opportunities, and corporate banking revenues improved. BMO CM results are discussed in the operating group review on page 57.
          Corporate Services net loss increased $665 million to $1,155 million due to reduced revenues, higher provisions for credit losses recorded in Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the operating group review on page 60, and higher severance costs and income taxes.
          Revenue increased $859 million or 8% to $11,064 million. The stronger U.S. dollar added $363 million to revenue growth and business acquisitions added $171 million. P&C Canada revenue increased $385 million or 8% and BMO Capital Markets revenue increased by more than $1 billion or 42%. Corporate Services revenue was lower than in 2008.

36  BMO Financial Group 192nd Annual Report 2009

          Provisions for credit losses totalled $1,603 million, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance for credit losses. In 2008, provisions for credit losses totalled $1,330 million, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance. The provision for credit losses is discussed further on page 43.
          Non-interest expense increased $487 million or 7% to $7,381 million. Non-interest expense is discussed further on page 44.

Return on Equity
Return on equity (ROE) is another key value measure. ROE was 9.9% in 2009, compared with 13.0% in 2008. The reduction was primarily attributable to increased common and preferred shares, as well as lower net income. Common shareholders’ equity increased almost $1.5 billion or 9.1% from the end of 2008 as we decided to strengthen equity and associated capital ratios to support investors’ and depositors’ confidence and provide operational flexibility during the year. Average common shareholders’ equity increased $2.3 billion. Preferred share dividends increased $47 million or 64%, contributing to reduced ROE. Through fiscal 2008, BMO had achieved an ROE of 13% or better for the previous 19 years, the only bank in our North American peer group to have done so. As in 2008, our ROE compared favourably with our global peers. Our ROE was low in the first half of 2009 but increased to 12.1% in the third quarter and 14.0% in the fourth quarter. Our medium-term objective is to achieve an average annual ROE of 17% to 20%, over time.
Table 3 on page 97 includes ROE statistics for the past 10 years. Page 28 provides further comment on ROE and includes peer group comparisons.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP) growth. NEP was a loss of $68 million, down from a profit of $405 million in the prior year. The decrease was attributable to a reduction in earnings and a significantly higher charge for capital as a result of our decision to increase shareholders’ equity. Earnings available to common shareholders were slightly lower than the charge for capital, determined using a 10.5% rate for cost of capital. Page 28 provides further comment on NEP growth and includes peer group comparisons.

Net Economic Profit ($ millions, except as noted)

For the year ended October 31	2009	2008	2007	2006	2005

Net income available to common shareholders	1,667	1,905	2,088	2,633	2,366
After-tax impact of the amortization of acquisition-related intangible assets	35	35	38	36	74

Cash net income available to common shareholders	1,702	1,940	2,126	2,669	2,440
Charge for capital*	(1,770)	(1,535)	(1,523)	(1,439)	(1,325)

Net economic profit	(68)	405	603	1,230	1,115

Net economic profit growth (%)	(117)	(33)	(51)	10	–

*Charge for capital
Average common shareholders’ equity	16,865	14,612	14,506	13,703	12,577
Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

Charge for capital	(1,770)	(1,535)	(1,523)	(1,439)	(1,325)

BMO Financial Group 192nd Annual Report 2009  37

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Financial Performance Review
This section provides a review of our enterprise financial performance for 2009 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 110. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2008 is outlined on page 95.
Notable Items
We chose to redefine notable items in 2009 as it became apparent that certain items could more appropriately be considered typical of our ongoing business activities. As such, amounts related to notable items detailed for 2008 and 2007 differ from the amounts reported a year ago.
          We have designated certain charges as notable items to assist in discussing their impact on our financial results. These items reduced net income by $474 million in 2009, $426 million in 2008 and $637 million in 2007, as set out in the adjacent table. Charges in 2009, 2008 and 2007 include amounts related to BMO’s investment in Apex Trust, a Canadian credit protection vehicle. In the latter half of 2009, we put in place hedges that reduced BMO’s risk exposure on Apex to levels that are not expected to expose BMO to significant loss.
          In 2009, revenue was reduced by charges of $521 million related to Apex. These charges reduced trading non-interest revenues by $344 million and securities gains by $177 million.
          In 2008, revenue was reduced by charges of $388 million in respect of the capital markets environment, including charges of $230 million related to Apex and $158 million in respect of exiting positions related to the monoline insurer ACA Financial Guarantee Corporation. These charges reduced trading non-interest revenues by $258 million and securities gains by $130 million.
          In 2007, revenue was reduced by charges of $947 million, comprised of charges of $852 million related to commodities losses and $95 million related to the deterioration in the capital markets environment, including $80 million related to Apex. These charges reduced trading non-interest revenue by $935 million and trading net interest income by $12 million.
          Further details on the effects of notable items can be found on page 36.
Notable Items

($ millions)	2009	2008	2007

Charges related to deterioration in capital markets environment	521	388	95
Related income taxes	166	128	34

Net impact of charges related to deterioration in capital markets environment (a)	355	260	61

Commodities losses	–	–	852
Performance-based compensation	–	–	(120)
Related income taxes	–	–	292

Net impact of commodities losses (b)	–	–	440

Increase in general allowance	60	260	50
Related income taxes	21	94	17

Net impact of increase in general allowance (c)	39	166	33

Severance costs	118	–	–
Related income taxes	38	–	–

Net impact of severance costs (d)	80	–	–

Restructuring charge (1)	–	–	159
Related income taxes	–	–	56

Net impact of restructuring (e)	–	–	103

Total reduction in net income (a + b + c + d + e)	474	426	637

(1)	Modest recoveries of restructuring charges of $10 million in 2009 and $8 million in 2008 have been excluded from notable items.

38  BMO Financial Group 192nd Annual Report 2009

Foreign Exchange
The U.S. dollar was weaker at October 31, 2009 than at October 31, 2008 and assets and liabilities are translated at year-end rates. However, the average exchange rate over the course of 2009 is used for translation of revenues and expenses and the U.S. dollar strengthened on this basis. The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2009 were increased relative to the preceding year by the strengthening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2009, 2008 and 2007 and the impact of higher average rates. At October 31, 2009, the Canadian dollar traded at $1.0819 per U.S. dollar.
          At the start of each quarter, BMO decides whether to enter into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax loss of $1 million in 2009 ($11 million loss in 2008).
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 45.
Effects of Changes in Exchange Rates on BMO’s Results

	2009 vs.	2008 vs.
($ millions, except as noted)	2008	2007

Canadian/U.S. dollar exchange rate (average)
2009	1.165
2008	1.032	1.032
2007		1.093

Increased (reduced) net interest income	246	(48)
Increased (reduced) non-interest revenue	117	(15)

Increased (reduced) revenues	363	(63)
Reduced (increased) expenses	(216)	93
Reduced (increased) provision for credit losses	(125)	28
Reduced (increased) income taxes	24	(6)

Increased net income	46	52

          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million and -$5 million. An increase of one cent would have the opposite effect.

Impact of Business Acquisitions
BMO Financial Group has selectively acquired a number of businesses. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions by operating group and their impact on BMO’s revenues, expenses and net income for fiscal 2009 relative to fiscal 2008 and fiscal 2008 relative to fiscal 2007, to assist in analyzing changes in results.
          In respect of fiscal 2009 results relative to fiscal 2008, for the acquisitions completed in fiscal 2009, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2009. For the acquisitions completed in fiscal 2008, the incremental effects on results for 2009 relate to the inclusion of 12 months of results in 2009 and a lesser number of months in 2008.
          In respect of fiscal 2008 results relative to fiscal 2007, for the acquisitions completed in fiscal 2008, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2008. For the acquisitions completed in fiscal 2007, the incremental effects on results for 2008 relate to the inclusion of 12 months of results in 2008 and a lesser number of months in 2007.
          Subsequent to the year end, we announced that we had reached definitive agreements to acquire Paloma Securities L.L.C. and the Diners Club North American franchise, as described in Note 12 on page 137 of the financial statements.
Impact of Business Acquisitions on Year-over-Year Comparisons* ($ millions)

	Increase (decrease) in:

Business acquired/sold	Revenue	Expense	Net income

Personal and Commercial Banking
Incremental effects on results for: 2009	36	36	(1)
2008	51	46	(1)
Merchants and Manufacturers Bancorporation, Inc.
Acquired February 2008 for $135 million
Ozaukee Bank
Acquired February 2008 for $180 million
First National Bank & Trust
Acquired January 2007 for $345 million
bcpbank Canada
Acquired December 2006 for $41 million

Private Client Group
Incremental effects on results for: 2009	64	41	16
2008	11	12	(1)
Stoker Ostler Wealth Advisors, Inc.
Acquired September 2009 for $12 million
AIG Life Insurance Company of Canada (BMO Life Assurance)
Acquired April 2009 for $330 million
Pyrford International plc
Acquired December 2007 for $47 million

BMO Capital Markets
Incremental effects on results for: 2009	71	50	13
2008	14	16	(1)
Griffin, Kubik, Stephens & Thompson, Inc.
Acquired May 2008 for $31 million

BMO Financial Group
Incremental effects on results for: 2009	171	127	28
2008	76	74	(3)
Purchases of businesses for $342 million in 2009 and for $393 million in 2008

*The impact excludes integration costs.
BMO Financial Group 192nd Annual Report 2009  39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue
Revenue increased $859 million or 8% in 2009 to a strong $11,064 million. Revenue was reduced by charges of $521 million in 2009 and $388 million in 2008 related to the impact of the capital markets environment. There was solid revenue growth in each of the operating groups except Private Client Group and Corporate Services. The stronger U.S. dollar increased overall revenue growth by $363 million or 3.5 percentage points, while the net impact of acquired businesses increased growth by $171 million or 1.7 percentage points.
          BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2009 totalled $189 million, down from $195 million in 2008.
          P&C Canada revenue increased $385 million or 8%. The segment’s revenue growth was driven by volume growth in most products and an improved net interest margin. P&C U.S. revenue increased US$14 million or 2%. Excluding the US$38 million gain on the sale of a portion of our investment in Visa on its initial public offering in 2008 and the US$29 million increase in the impact of impaired loans, revenue increased US$81 million or 9%, reflecting strong deposit growth, a full year of results for our Wisconsin acquisitions and higher gains on the sale of mortgages. Private Client Group revenue decreased $134 million or 6%. The decrease was primarily due to lower fee-based revenue in our brokerage and mutual fund businesses and lower net interest income due to spread compression on deposit balances in our brokerage businesses. BMO Capital Markets revenue increased $1,026 million or 42%, even though charges for notable items were $133 million higher than in 2008. Revenue growth was largely driven by significantly higher trading revenue, improved corporate banking revenues and underwriting fees and the stronger U.S. dollar. Corporate Services revenues were significantly lower due to market conditions.
Net Interest Income
Net interest income for the year was $5,570 million, an increase of $498 million or 10% from 2008. The net effect of businesses acquired increased net interest income by $33 million, while the impact of the stronger U.S. dollar increased net interest income by $246 million. The bank’s average earning assets increased $15 billion. BMO’s overall net interest margin was up 8 basis points in 2009 due to the impact of securitization of low-margin mortgages and deposit growth outpacing loan growth in P&C Canada. There were also wider spreads in corporate lending and interest-rate-sensitive businesses, as well as increased trading net interest income in BMO Capital Markets. These increases were offset in large part by reduced net interest income in Corporate Services. The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s assets and changes in net interest income in Corporate Services.
Revenue ($ millions)

For the year ended October 31	2009	2008	2007	2006	2005

Net interest income	5,570	5,072	4,829	4,732	4,776
Year-over-year growth (%)	9.8	5.0	2.0	(0.9)	(0.5)
Non-interest revenue	5,494	5,133	4,520	5,253	5,063
Year-over-year growth (%)	7.0	13.6	(14.0)	3.8	11.2

Total revenue	11,064	10,205	9,349	9,985	9,839
Year-over-year growth (%)	8.4	9.2	(6.4)	1.5	5.2

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2009	2008	$	%	2009	2008	$	%	2009	2008	Change

P&C Canada	3,738	3,436	302	9	119,313	120,999	(1,686)	(1)	313	284	29
P&C U.S.	892	748	144	19	28,594	24,913	3,681	15	312	300	12

Personal and Commercial Banking (P&C)	4,630	4,184	446	11	147,907	145,912	1,995	1	313	287	26
Private Client Group	353	376	(23)	(6)	10,567	7,855	2,712	35	334	478	(144)
BMO Capital Markets	1,798	1,207	591	49	179,372	176,080	3,292	2	100	69	31
Corporate Services, including Technology and Operations	(1,211)	(695)	(516)	(74)	4,002	(3,044)	7,046	+100	nm	nm	nm

Total BMO (1)	5,570	5,072	498	10	341,848	326,803	15,045	5	163	155	8

(1)	Total BMO net interest margin is stated on a GAAP basis. The operating groups net interest margins are stated on a teb basis.

nm – not meaningful

40  BMO Financial Group 192nd Annual Report 2009

          P&C Canada recorded a solid increase in net interest income. Volume growth remained strong in all major product categories except mortgages. Net interest margin increased 29 basis points. Approximately half of the increase was due to securitizing low-margin mortgages, while the remainder was primarily attributable to deposit growth outpacing loan growth and actions taken to mitigate the impact of long-term funding costs. In P&C U.S., the impact of strong deposit growth was partly offset by higher levels of impaired loans. The contribution to total growth in net interest income was improved by the stronger U.S. dollar.
          Private Client Group net interest income decreased primarily due to lower deposit balances in our brokerage businesses. The group’s net interest margin decreased 144 basis points, with approximately half the decrease due to the acquisition of BMO Life Assurance, which increased assets with no change to net interest income. The remaining decrease was due mainly to lower deposit income in the brokerage businesses, driven by lower spreads in the low interest rate environment.
          BMO Capital Markets net interest income increased $591 million or 49%. Revenues from interest-rate-sensitive businesses were higher and trading and corporate banking net interest income also increased. The group’s average earning assets increased $3 billion. There were increases in corporate lending assets partially offset by a reduction in trading assets. The group’s net interest margin was higher due to wider spreads in corporate lending and interest-rate-sensitive businesses, as well as increased trading net interest income.
          Corporate Services net interest income was lower due to the negative carry on certain asset-liability interest rate positions as a result of changes in market interest rates, the impact of funding activities that were undertaken to enhance our strong liquidity position, and credit card securitizations completed in 2008. Corporate Services net interest income improved in each quarter subsequent to the first quarter of 2009, due in part to management actions and more stable market conditions.
          Table 9 on page 100 and Table 10 on page 101 provide further details on net interest income and net interest margin.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, was $5,494 million in 2009, an increase of $361 million or 7% from 2008. Higher charges in respect of notable items reduced revenue by $133 million from 2008 and year-over-year growth by two percentage points. The net impact of acquired businesses increased 2009 non-interest revenue by $138 million, while the impact of the stronger U.S. dollar increased non-interest revenue by $117 million.
          Securities commissions and fees decreased $132 million or 12%. These fees consist largely of full-service and online brokerage commissions within Private Client Group, which account for about two-thirds of the total, and institutional equity trading commissions within BMO Capital Markets. The decrease was due to reductions in client trading volumes, as well as competitive pricing pressures. Equity market valuations improved in the latter half of the year.
          Deposit and payment service charges increased $64 million or 8%, largely due to volume growth. P&C Canada, P&C U.S. and BMO Capital Markets each accounted for about a third of the growth.
          Trading revenues are discussed in the trading-related revenues section that follows.
          Lending fees increased $127 million or 30% due to higher volumes.
          Card fees decreased $170 million to $121 million. The decrease reflects reductions related to increased securitization activity over the course of 2008, offset in part by the effects of increased cards transactions.
          Investment management and custodial fees increased $5 million or 1% despite weak equity markets.
          Mutual fund revenues declined $122 million or 21%, building on the slowdown in growth that began in the fourth quarter of 2008. Fees were again affected by reduced managed asset values in the difficult market conditions. Asset levels improved in the latter half of the year.
Non-Interest Revenue ($ millions)

				Change from 2008
For the year ended October 31	2009	2008	2007	$	%

Securities commissions and fees	973	1,105	1,145	(132)	(12)
Deposit and payment service charges	820	756	728	64	8
Trading revenues	723	546	(487)	177	32
Lending fees	556	429	406	127	30
Card fees	121	291	107	(170)	(58)
Investment management and custodial fees	344	339	322	5	1
Mutual fund revenues	467	589	576	(122)	(21)
Securitization revenues	929	513	296	416	81
Underwriting and advisory fees	397	353	528	44	12
Securities gains (losses), other than trading	(354)	(315)	247	(39)	(12)
Foreign exchange, other than trading	53	80	132	(27)	(34)
Insurance income	295	237	246	58	24
Other	170	210	274	(40)	(19)

Total	5,494	5,133	4,520	361	7

Securitization revenues increased $416 million or 81% to $929 million. The increase was attributable to $298 million from securitizing credit card loans and $118 million from securitizing residential mortgages. Revenues included gains of $98 million on the sale of loans for new securitizations, down $38 million from 2008, and gains of $602 million on sales of loans to revolving securitization vehicles, up $318 million

BMO Financial Group 192nd Annual Report 2009  41

MANAGEMENT’S DISCUSSION AND ANALYSIS
from 2008. The securitization of assets results in the recognition of less interest income ($689 million less in 2009), reduced credit card fees ($489 million less in 2009) and lower provisions for credit losses ($172 million less in 2009). As such, securitizations decreased pre-tax income by approximately $77 million in 2009. We securitize loans for capital management purposes and to obtain alternate sources of funding. We securitized $6.8 billion of residential mortgage loans in 2009 and $8.5 billion in 2008. We securitized $3.2 billion of credit card loans in 2008. Securitization revenues are detailed in Note 8 on page 125 of the financial statements.
          Underwriting and advisory fees were $44 million or 12% higher than in 2008. Equity and debt underwriting fees increased as corporate clients strengthened their balance sheets and improved liquidity. These increases were partially offset by lower merger and acquisition fees.
          Securities losses increased $39 million to a net loss of $354 million in 2009. The notable items discussed on page 38 include charges of $177 million related to the deterioration in the capital markets environment that were recorded in securities gains (losses). Similar charges of $130 million were recorded in 2008. The charges in 2009 related to Apex. The charges in 2008 related to Apex and to exiting positions related to monoline insurer ACA Financial Guarantee Corporation.
          Income from foreign exchange, other than trading, decreased $27 million or 34%.
          Insurance income increased $58 million or 24%, which was entirely accounted for by the BMO Life Assurance acquisition.
          Other revenue includes various sundry amounts and fell $40 million or 19%.
          Table 7 on page 98 provides further details on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.
          Although the North American economy was in recession for much of the year, our trading-related revenues were strong in 2009 due to our focus on clients and successfully taking advantage of market opportunities presented by high levels of market volatility. The capital markets environment was extremely unsettled in 2008 and the first half of 2009, having been affected by significantly diminished business and investor confidence that reduced liquidity in the marketplace, widened credit spreads and resulted in significant reductions in both fixed-income and equity valuations. The Notable Items section on page 38 outlines charges related to difficulties in the capital markets environment that reduced trading revenue by $344 million and total revenue by $521 million in 2009. It outlines comparable charges in 2008 that reduced trading revenue by $258 million and total revenue by $388 million. The section also refers readers to the Select Financial Instruments section, which starts on page 65 and provides detailed information on certain instruments that markets had come to regard as carrying higher risk.

Trading-Related Interest and Non-Interest Revenues ($ millions)

				Change from 2008
For the year ended October 31	2009	2008	2007	$	%

Interest rates	467	176	15	291	+100
Foreign exchange	362	379	273	(17)	(4)
Equities	351	110	189	241	+100
Commodities	79	(18)	(852)	97	+100
Other	(168)	18	42	(186)	(+100)

Total	1,091	665	(333)	426	64

Reported as:
Net interest income	368	119	154	249	+100
Non-interest revenue – trading revenues (losses)	723	546	(487)	177	32

Total	1,091	665	(333)	426	64

          In 2007, we recorded charges of $947 million that reduced trading-related revenues, including $852 million of losses in our commodities trading business. On November 18, 2008, a number of proceedings were commenced by securities, commodities, banking and law enforcement authorities against certain parties that were involved in activities related to the 2007 commodities trading losses. BMO is not a party to these proceedings.
          Trading-related revenues increased $426 million from 2008. Interest rate trading revenues were significantly higher in 2009 and were very volatile during the year. There were relatively weak revenues in the first half of the year and very strong revenues in the third quarter, due to very attractive market opportunities and, in part, to lower trading valuation adjustments. Equities trading revenues were also strong and appreciably higher than a year ago, while foreign exchange revenues remained high, in line with results a year ago. Foreign exchange trading revenues decreased in the latter half of 2009 due to narrowing spreads and increased liquidity. Equity trading revenues were also stronger at the start of the year. Other trading revenues were affected by the impact of hedging exposures in our structural balance sheet position and securitization-related hedges.
          The Market Risk section on page 82 provides more information on trading-related revenues.

42  BMO Financial Group 192nd Annual Report 2009

Provision for Credit Losses
Credit conditions remained difficult through 2009, with indications of stabilization appearing in the latter half of the year as a number of economic developments increased confidence that the current recession was unlikely to worsen.
          BMO recorded a $1,603 million provision for credit losses in 2009, consisting of $1,543 million of specific provisions and a $60 million increase in the general allowance for credit losses. These amounts compare to the $1,330 million provision recorded in 2008, comprised of specific provisions of $1,070 million and a $260 million increase in the general allowance. The 2009 increase in the general allowance was primarily due to credit deterioration within the loans portfolio and the weak economic environment.
          As illustrated in the adjoining table, specific provisions for credit losses during the year were higher than in prior periods. The 2009 specific provisions included a $41 million one-time increase related to a change in provisioning for the consumer loan portfolio in Canada, while provisions a year ago included $336 million related to two corporate loans associated with the U.S. housing market. An increase in provisions in our consumer book is consistent with the current economic challenges. Although the U.S. portfolio is exhibiting relatively more stress than the Canadian portfolio, it has continued to perform better than our U.S. peer group’s portfolios.
          The most significant factor influencing both provisions for credit losses and write-offs is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions and consistent with a year ago, impaired loan formations were well above the low levels of 2007 and 2006, totalling $2,690 million in 2009, up from $2,506 million in 2008. On a geographic basis, the United States accounted for the majority of the 2009 formations, while real estate, manufacturing and financial services were the industry sectors making the largest contributions to formations in the year.
          BMO’s credit portfolio continued to be affected by the economic environment, which resulted in downward migration in the risk ratings of some exposures. This downward migration results in increased probability of default. Accordingly, gross impaired loans increased to $3,297 million from $2,387 million in 2008. Factors contributing to the change are outlined in the accompanying table.
          In 2009, sales of gross impaired loans totalled $97 million, with related reversals and recoveries of $9 million. This compares with sales of $16 million and related reversals and recoveries of $3 million in 2008.
          The total allowance for credit losses increased $155 million in 2009 to $1,902 million, comprised of a specific allowance of $596 million and a general allowance of $1,306 million.
          The general allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific loans, and is assessed on a quarterly basis. The allowance decreased $15 million from the prior fiscal year, the impact of a weaker U.S. dollar being partially offset by the $60 million general provision recorded during the year. The general allowance remains adequate and, as at October 31, 2009, represented 0.91% of credit risk-weighted assets.
          Overall BMO’s loan book continues to be comprised primarily of the more stable consumer and commercial portfolios that represented 80% of the loan portfolio at year-end, improving from 73.8% in 2008 mainly due to reduced corporate loans. The consumer loans portfolio represents 53.9% of the portfolio, up from 49.0% in 2008, with approximately 87.7% of the portfolio secured. The corporate and commercial portfolio represents 46.1% of the portfolio, down from 51.0% in 2008. We continue to monitor industry sectors that we consider to be of most concern in the current economic conditions, including the real estate, manufacturing and forest products sectors. BMO’s exposure to these sectors remains within acceptable limits.
          Credit risk management is discussed further on page 80. Note 4 on page 119 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2009	2008	2007	2006	2005	2004	2003

New specific provisions	1,765	1,242	460	410	407	510	846
Reversals of previous allowances	(77)	(58)	(66)	(87)	(121)	(312)	(303)
Recoveries of prior write-offs	(145)	(114)	(91)	(112)	(67)	(131)	(88)

Specific provisions for credit losses	1,543	1,070	303	211	219	67	455
Increase in (reduction of) general allowance	60	260	50	(35)	(40)	(170)	–

Provision for (recovery of) credit losses	1,603	1,330	353	176	179	(103)	455

PCL as a % of average net loans and acceptances (%)	0.88	0.76	0.21	0.11	0.13	(0.08)	0.36

Changes in Gross Impaired Loans (GIL) and Acceptances
($ millions, except as noted)

For the year ended October 31	2009	2008	2007	2006	2005	2004	2003

GIL, beginning of year	2,387	720	666	804	1,119	1,918	2,337
Additions to impaired loans and acceptances	2,690	2,506	588	420	423	607	1,303
Reductions in impaired loans and acceptances (1)	(288)	131	(143)	(220)	(319)	(936)	(1,156)
Write-offs	(1,492)	(970)	(391)	(338)	(419)	(470)	(566)

GIL, end of year	3,297	2,387	720	666	804	1,119	1,918

GIL as a % of gross loans and acceptances (excluding repos) (%)	1.94	1.26	0.44	0.41	0.55	0.83	1.51

(1)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.
Caution
This Provision for Credit Losses section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 192nd Annual Report 2009  43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense
Non-interest expense increased $487 million or 7.1% to $7,381 million in 2009. The factors contributing to the increase are set out in the adjacent Contribution to Non-Interest Expense Growth table. Notable items in 2009 included severance costs that increased non-interest expense by $118 million (1.7%).
          As explained on page 39, the net effect of businesses acquired in 2009 and 2008 increased expenses in 2009 relative to 2008 by $127 million (1.8%). As further explained on page 39, the stronger U.S. dollar increased costs in 2009 by $216 million (3.1%).
          Higher performance-based compensation costs increased expenses by $41 million (0.6%). A reduction in these costs in Private Client Group partially offset increases in all other groups.
          The dollar and percentage changes in expenses by category are outlined in the adjacent Non-Interest Expense table. Table 8 on page 99 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, was $368 million or 14% higher than in 2008. Approximately one-third of this increase was due to the $118 million of severance costs, one-third to higher benefit costs and the remainder to business acquisitions in P&C U.S. and Private Client Group and the stronger U.S. dollar. Benefit costs were raised by higher pension costs. Staffing levels were reduced in 2009 by 900 full-time equivalent staff or 2.4% to 36,173 full-time equivalent staff at October 31, 2009 as a result of expense management efforts.
          Premises and equipment costs increased $40 million or 3%, primarily due to branch renovations and acquisition costs.
          Other expenses rose $20 million or 1%. A $77 million increase in deposit insurance premium costs was partially offset by reductions in travel and business initiative costs.
Productivity
The productivity ratio (expense-to-revenue ratio) improved by 90 basis points to 66.7% in 2009. BMO’s overall ratio in any year is affected by the revenues in each of the operating groups and Corporate Services. The productivity ratio of each group over the years has typically been quite different because of the nature of their businesses as well as the external environment.
          P&C’s productivity ratio improved to 58.4% from 60.3%. P&C Canada is BMO’s largest operating segment, and its productivity ratio of 54.0% improved by 210 basis points from last year, after having deteriorated by 70 basis points in 2008. The productivity ratio in P&C U.S. improved by 200 basis points despite difficult market conditions as costs were reduced on a U.S. dollar basis. The productivity ratio for Private Client Group in 2009 deteriorated by 500 basis points to 76.4%, reflecting reduced revenue in the context of weaker equity markets. BMO Capital Markets’ productivity ratio improved a substantial 1,770 basis points due to extremely strong revenue growth. Excluding the notable items that affected results in both 2009 and 2008, BMO’s productivity ratio improved by 240 basis points to 62.7%.
          BMO’s cash productivity ratio was 66.3%, an 80 basis point improvement from 67.1% in 2008, notwithstanding higher amounts related to notable items charged to revenue and expense in 2009.
          Examples of initiatives to enhance productivity are outlined in the 2009 Review of Operating Groups Performance, which starts on page 46. Our medium-term goal, over time, is to achieve average annual cash operating leverage of at least 2%, increasing revenues by an average of at least two percentage points more than the rate of cash-based expense growth. We aim to achieve operating leverage by driving revenues through an increased customer focus and ongoing expense management, working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2009	2008	2007

Businesses acquired	1.8	1.1	0.7
Severance costs	1.7	–	–
Restructuring charge	–	(2.5)	2.5
Currency translation effect	3.1	(1.4)	(0.9)
Performance-based compensation	0.6	0.3	(0.7)
Other factors	(0.1)	6.9	2.3

Total non-interest expense growth	7.1	4.4	3.9

Non-Interest Expense ($ millions)

				Change from 2008
For the year ended October 31	2009	2008	2007	$	%

Performance-based compensation	1,338	1,297	1,275	41	3
Other employee compensation	3,047	2,679	2,550	368	14

Total employee compensation	4,385	3,976	3,825	409	10
Premises and equipment	1,281	1,241	1,161	40	3
Restructuring charge	(10)	(8)	159	(2)	(25)
Other	1,522	1,502	1,268	20	1
Amortization of intangible assets	203	183	188	20	11

Total	7,381	6,894	6,601	487	7

Caution
This Non-Interest Expense section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

44  BMO Financial Group 192nd Annual Report 2009

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 25 on page 152 of the financial statements.
          Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes was $217 million in 2009, compared with a recovery of income taxes of $71 million in 2008. The effective tax rate in 2009 was a tax expense rate of 10.5%, compared with a recovery rate of 3.6% in 2008. Results included a recovery of prior years’ income taxes of $160 million in 2008. The higher effective tax rate in 2009 is mainly attributable to a lower recovery of prior years’ income taxes and a lower proportion of income from lower-tax-rate jurisdictions.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S.
dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax expense in shareholders’ equity of $382 million for the year, compared with a recovery of $881 million in 2008. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 112 of the financial statements for further details.
          Table 8 on page 99 details the $581 million of total net government levies and income tax expense incurred by BMO in 2009. The increase from $309 million in 2008 was primarily due to higher income tax expense.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 28 on page 156 of the financial statements.

BMO Financial Group 192nd Annual Report 2009  45

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Review of Operating Groups’ Performance
This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 47 to 53)
Net income was $1,501 million in 2009, an increase of $196 million or 15% from 2008.
Private Client Group (PCG) (pages 54 to 56)
Net income was $381 million in 2009, a decrease of $71 million or 16% from 2008.
BMO Capital Markets (BMO CM) (pages 57 to 59)
Net income was $1,060 million in 2009, an increase of $349 million or 49% from 2008.
Corporate Services, including Technology and Operations (page 60) The net loss was $1,155 million in 2009, compared with a net loss of $490 million in 2008.
Allocation of Results
The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 154 of the financial statements. Certain prior-year data has been restated, as explained on page 27. See the following page for further information on the allocation of results.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location
($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated

For the year ended
October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.8	57.5	59.3	18.2	21.0	23.1	31.3	23.9	21.1	(7.3)	(2.4)	(3.5)	100	100	100
Expenses	50.6	51.3	49.4	20.8	22.2	22.7	25.4	25.4	23.9	3.2	1.1	4.0	100	100	100
Net income	84.0	66.0	59.3	21.3	22.9	24.8	59.3	35.9	19.6	(64.6)	(24.8)	(3.7)	100	100	100
Average assets	35.4	38.3	39.4	2.6	2.2	2.1	59.1	58.8	57.4	2.9	0.7	1.1	100	100	100

Total Revenue
Canada	5,263	4,878	4,633	1,597	1,764	1,747	1,414	1,180	1,402	(560)	(211)	(324)	7,714	7,611	7,458
United States	1,133	990	908	241	219	264	1,766	1,213	492	(320)	(130)	(152)	2,820	2,292	1,512
Other countries	–	–	–	174	163	151	286	47	75	70	92	153	530	302	379

	6,396	5,868	5,541	2,012	2,146	2,162	3,466	2,440	1,969	(810)	(249)	(323)	11,064	10,205	9,349

Total Expenses
Canada	2,843	2,736	2,568	1,260	1,257	1,228	893	883	741	234	135	251	5,230	5,011	4,788
United States	895	802	693	254	237	265	851	740	688	(11)	(69)	10	1,989	1,710	1,656
Other countries	–	–	–	22	37	8	131	128	146	9	8	3	162	173	157

	3,738	3,538	3,261	1,536	1,531	1,501	1,875	1,751	1,575	232	74	264	7,381	6,894	6,601

Net Income
Canada	1,392	1,209	1,148	222	331	336	367	422	527	(420)	46	(68)	1,561	2,008	1,943
United States	109	96	116	(9)	(10)	–	552	292	(71)	(762)	(562)	(109)	(110)	(184)	(64)
Other countries	–	–	–	168	131	192	141	(3)	(39)	27	26	99	336	154	252

	1,501	1,305	1,264	381	452	528	1,060	711	417	(1,155)	(490)	(78)	1,787	1,978	2,131

Average Assets
Canada	124,313	125,343	118,712	8,332	5,827	4,822	128,687	105,454	94,125	5,317	(129)	(1,087)	266,649	236,495	216,572
United States	30,894	26,924	23,477	2,811	2,385	2,299	101,361	97,054	80,580	7,412	2,897	4,794	142,478	129,260	111,150
Other countries	–	–	–	451	446	421	28,926	31,365	32,379	44	43	53	29,421	31,854	32,853

	155,207	152,267	142,189	11,594	8,658	7,542	258,974	233,873	207,084	12,773	2,811	3,760	438,548	397,609	360,575

46  BMO Financial Group 192nd Annual Report 2009

          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged to Corporate Services. The operating group results are presented on an expected credit loss basis.
          The actual specific provision for credit losses for P&C was $1,105 million, comprised of $488 million in P&C Canada and $617 million in P&C U.S., compared with $519 million, $344 million and $175 million, respectively, for the 2008 fiscal year. For Private Client Group, the actual specific provision for credit losses for 2009 was $30 million, compared with $6 million in 2008 and, for BMO Capital Markets, the actual specific provision for credit losses for 2009 was $408 million, compared with $545 million in 2008.
          BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.
          In 2009, we implemented Basel II equity allocations at the operating group level, and applied the allocations retroactive to 2008. Group returns on equity for years prior to 2008 are no longer comparable to returns on equity computed in later years.

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C					P&C Canada					P&C U.S.

				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2008		Fiscal	Fiscal	Fiscal	from 2008		Fiscal	Fiscal	Fiscal	from 2008
As at or for the year ended October 31	2009	2008	2007	$	%	2009	2008	2007	$	%	2009	2008	2007	$	%

Net interest income (teb)	4,630	4,184	4,049	446	11	3,738	3,436	3,319	302	9	892	748	730	144	19
Non-interest revenue	1,766	1,684	1,492	82	5	1,525	1,442	1,314	83	6	241	242	178	(1)	(1)

Total revenue (teb)	6,396	5,868	5,541	528	9	5,263	4,878	4,633	385	8	1,133	990	908	143	14
Provision for credit losses	455	384	357	71	18	387	341	322	46	13	68	43	35	25	57
Non-interest expense	3,738	3,538	3,261	200	6	2,843	2,736	2,568	107	4	895	802	693	93	12

Income before income taxes and non-controlling interest in subsidiaries	2,203	1,946	1,923	257	13	2,033	1,801	1,743	232	13	170	145	180	25	17
Income taxes (teb)	702	641	659	61	10	641	592	595	49	9	61	49	64	12	22

Net income	1,501	1,305	1,264	196	15	1,392	1,209	1,148	183	15	109	96	116	13	14

Amortization of acquisition-related intangible assets (after tax)	31	30	33	1	5	3	2	8	1	55	28	28	25	–	–

Cash net income	1,532	1,335	1,297	197	15	1,395	1,211	1,156	184	15	137	124	141	13	11

Net economic profit	853	731	602	112	17
Return on equity (%)	23.9	23.7	19.8		0.2
Cash return on equity (%)	24.4	24.3	20.3		0.1
Cash operating leverage (%)	3.3	(2.8)	0.3		nm	4.1	(1.5)	0.7		nm	2.2	(7.0)	(1.7)		nm
Productivity ratio (teb) (%)	58.4	60.3	58.9		(1.9)	54.0	56.1	55.4		(2.1)	79.0	81.0	76.3		(2.0)
Cash productivity ratio (teb) (%)	57.8	59.7	58.1		(1.9)	53.9	56.1	55.3		(2.2)	76.0	77.5	72.8		(1.5)
Net interest margin on earning assets (%)	3.13	2.87	2.97		0.26	3.13	2.84	2.89		0.29	3.12	3.00	3.37		0.12
Average common equity	6,095	5,292	6,193	803	15
Average earning assets	147,907	145,912	136,449	1,995	1	119,313	120,999	114,791	(1,686)	(1)	28,594	24,913	21,658	3,681	15
Average loans and acceptances	145,122	144,067	136,907	1,055	1	120,588	122,156	116,033	(1,568)	(1)	24,534	21,911	20,874	2,623	12
Average deposits	120,407	105,729	100,815	14,678	14	96,430	86,464	82,029	9,966	12	23,977	19,265	18,786	4,712	24
Assets under administration	35,544	37,122	33,258	(1,578)	(4)	24,513	23,502	14,160	1,011	4	11,031	13,620	19,098	(2,589)	(19)
Full-time equivalent staff	19,733	20,665	20,257	(932)	(5)	16,031	16,517	16,697	(486)	(3)	3,702	4,148	3,560	(446)	(11)

nm – not meaningful
P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue											973	959	833	14	2
Non-interest expense											769	773	634	(4)	(1)
Net income											94	95	107	(1)	(1)
Cash net income											118	121	130	(3)	(2)
Average earning assets											24,504	24,103	19,855	401	2
Average loans and acceptances											21,017	21,203	19,136	(186)	(1)
Average deposits											20,596	18,657	17,218	1,939	10

BMO Financial Group 192nd Annual Report 2009  47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Personal and Commercial Banking Canada

We promise our customers a great experience and the clarity they are looking for to help them make the right financial decisions. Collaborating with our colleagues across the enterprise, we offer a full range of products and services to more than seven million customers. These include solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a full suite of integrated commercial and capital markets products and financial advisory services. We’re building our presence and making it easier for customers to do business with us through an integrated national network of BMO Bank of Montreal branches, telephone banking, online banking and automated banking machines, along with the expertise of our mortgage specialists and financial planners.

“We are delivering strong results by differentiating our business from our competitors, with a clear focus on one vision and one brand promise that both start with the customer.”
Frank Techar President and Chief Executive Officer Personal and Commercial Banking Canada
Strengths and Value Drivers
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and below.

•	Comprehensive range of everyday banking offers combined with our industry-leading AIR MILES®2 customer loyalty program.

•	Effective credit risk management practices that provide our customers with consistent and reliable access to financing solutions in all economic conditions.

•	Rigorous performance management system, encompassing planning, tracking, assessment and coaching.
Challenges
•	Uncertainty regarding the pace of economic recovery is expected to affect demand for some products and services.

•	Increased pace of change and innovation provides customers with easy access to an expanding array of products and services from both old and new competitors.

•	Strong competition for deposit accounts is reducing deposit margins.

•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.

Our Lines of Business
Personal Banking provides financial solutions for everyday banking, financing, investing and creditor insurance needs. We serve approximately 20% of Canadian households. Our national integrated multi-channel sales and distribution network offers customers convenience and choice in meeting their banking needs.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad range of banking products and services. We offer a full suite of integrated commercial and capital markets products and financial advisory services.
Cards and Payments Services provides flexible, secure payment options to our customers. We are one of the largest MasterCard®3 issuers in Canada.

(1)	Includes current consumer loans and mortgages, acceptances and securitized loans.

(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Caution
This Personal and Commercial Banking Canada section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

48  BMO Financial Group 192nd Annual Report 2009

2009 Group Objectives and Achievements
Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	We’ve created a customer-focused mindset across the organization. Our employees are aligned behind one vision and one brand promise, both centred on providing our customers with a great experience. We’re hiring employees who have a predisposition for delivering great customer service and we have invested in new sales and training programs for front-line employees to differentiate us from our competitors.
Leverage improvements in our performance management system to deliver stronger revenue growth and greater customer loyalty.
•	Revenue grew by 8% to a record $5.3 billion and customer loyalty improved. We’ve continued to rigorously measure our performance to deliver stronger results and improve customer loyalty. We refined our performance management system to ensure that we motivate and reward employees based on targets that clearly deliver improved financial performance and customer loyalty. We also increased differentiation in pay based on performance, and we used new productivity insights in our planning and resource allocation.
Launch attractive and compelling new offerings that drive results.
•	We continue to identify what customers want and need, and we’re bringing new offers to the market faster. Based on customer insights, we introduced a number of offers that deliver on our brand promise to bring clarity to financial decisions, including the Smart Saver Account, the Tax Free Savings Account, BMO SmartSteps, BMO FirstHome Essentials and BMO Business Essentials. We were the first bank in Canada to offer a Registered Disability Savings Plan. We also simplified and enhanced our entire suite of credit card products to deliver more rewards and make it easier for customers to choose a credit card that meets their needs.

•	On November 24, 2009, we announced an agreement to purchase the Diners Club North American franchise. The acquisition will provide our customers with access to a premier card program for employee travel and entertainment expenses.
Improve productivity of our sales and distribution network.
•	We continued to invest in our sales and distribution network, building 12 new branches and redeveloping 20 others.

•	We are building a new integrated customer contact centre in the Greater Toronto Area that is scheduled to open in November 2010.

•	We continued investing in improved online capabilities, providing our customers with more information and making it easier for them to manage their finances.
Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	We redesigned our account opening process to enhance the consistency and quality of the customer experience.

•	We improved various branch processes to free up employee capacity, including automating a number of activities and moving other functions to the back office.

•	We streamlined branch reports, which reduced our consumption of paper by 10 million sheets annually.

BMO Financial Group 192nd Annual Report 2009  49

MANAGEMENT’S DISCUSSION AND ANALYSIS
Canadian Business Environment and Outlook
The recession that began in Canada in late 2008 continued into the first half of 2009. Economic activity, on balance, was stronger in Canada than in the United States, in part because Canada’s banks and housing markets proved more stable than those in the United States. Residential mortgage balance growth slowed in 2009, although residential real estate market conditions improved as a result of low mortgage rates, greater affordability and government stimulus. Personal deposit growth was strong, reflecting increased savings by cautious households and a substantial shift in assets from equity mutual funds to deposits and money markets, particularly in the first half of the year. In commercial banking, deposit growth was also strong, possibly reflecting decisions to maintain liquidity in the context of weak cash flows resulting from the economic downturn. Commercial loan growth slowed sharply in 2009, reflecting a pullback in business investment, following very strong growth over the past three years.
          Looking forward to 2010, we anticipate that the recent economic recovery will strengthen moderately. Despite an improving economy, financial product performance will likely reflect the effects of the recession. In personal banking, deposit growth is expected to be dampened by relatively slow growth in personal income and a redeployment of deposits into equities and longer-term mutual funds. Housing sales are expected to remain healthy but increase at a more moderate pace and, as a result, growth in residential mortgage balances is expected to slow again in 2010. In commercial banking, demand for non-residential mortgages and business loans will likely remain weak in the first half of the year, with conditions improving in the second half. Business deposit growth is also expected to slow in 2010 as cash flows will likely remain below normal.

P&C Canada Financial Results
P&C Canada net income was $1,392 million, up $183 million or 15% from a year ago.
          Revenue increased $385 million or 8% to $5,263 million, driven by volume growth in most products and improved net interest margin. Net interest margin was 3.13%, 29 basis points higher than in the prior year. The increase was largely driven by the securitization of low-margin mortgages, the impact of deposit growth outpacing loan growth and prime rates that were favourable relative to bankers’ acceptances rates.
          In our personal banking business, revenue increased $51 million or 2%. The increase was driven by volume growth in personal loans and personal deposits, improved net interest margin and higher activity fees, partially offset by reductions in revenue from securitizations and mutual fund products.
          In our commercial banking segment, revenue increased $154 million or 11%. The increase was attributable to volume growth in deposits, improved net interest margin and higher activity fees.
          Cards and payment services revenue increased $180 million or 17%. The increase was attributable to balance growth, an improvement in spread and higher payment services revenue.
          Non-interest expense was $2,843 million, up $107 million or 3.9% from 2008 due to increases in employee benefits costs, performance-based compensation, and occupancy and payment services costs, partially offset by lower business initiative spending and cost savings resulting from staff reductions. Our cash productivity ratio improved 220 basis points to 53.9%, as revenue growth outpaced expense growth.
          In 2009, the term investments business was moved to P&C Canada where it is better aligned with P&C’s retail product strategy. At the same time, all of BMO’s insurance businesses now operate within Private Client Group. All prior periods have been restated to reflect this transfer.

50  BMO Financial Group 192nd Annual Report 2009

Personal and Commercial Banking U.S.

“We’re here to help.” We serve more than 1.2 million customers, working together with Harris and BMO businesses in select U.S. Midwest markets to bring clarity to our customers’ financial decision-making and help them manage their financial affairs. Through our integrated distribution network of 280 branches, our award-winning call centre, our online banking platform and more than 650 automated banking machines, we provide excellent service to our customers. We also play an active role in their local communities.

“We are actively and consistently focused on delivering a great customer experience, differentiating Harris in our markets and enabling profitable growth.”
Ellen Costello President and Chief Executive Officer, Personal and Commercial Banking U.S. and Harris Financial Corp.
Strengths and Value Drivers
•	A rich heritage of more than 125 years in the U.S. Midwest with the established Harris brand and a commitment to service excellence as demonstrated by our strong customer loyalty scores.

•	A comprehensive and increasingly integrated distribution network, ranked in the top three for deposit share in most markets where we compete.

•	Strong working relationships with our key partners in Private Client Group and BMO Capital Markets, with the opportunity to leverage the capabilities and scale of BMO Financial Group.
Challenges
•	The economic outlook remains difficult, though showing signs of improvement, with expectations for loan demand indicating a modest recovery in 2010.

•	Regulatory oversight is increasingly rigorous with expectations of additional regulation and compliance requirements.

•	FDIC base premiums have been fully reinstated at increasing levels after more than a decade of no/low premiums.

•	Chicago-area market dynamics remain competitive, as banks compete aggressively on pricing of both loans and deposits to maintain and increase market share.

Our Lines of Business
P&C U.S. offers a full range of products and services to consumers and businesses, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.

(1)	Based on current loans.

(2)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.

(3)	A measure of the strength of customer loyalty.
Caution
This Personal and Commercial Banking U.S. section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
BMO Financial Group 192nd Annual Report 2009  51

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Group Objectives and Achievements
Improve financial performance by growing revenue and effectively managing costs.
•	On a U.S. dollar basis, excluding the impact of impaired loans, Visa gains and charges, and acquisition integration and severance:
–	Revenue grew 9% (2% on an as-reported basis).

–	Net income grew 15% (-0.6% on an as-reported basis).

–	The cash productivity ratio improved 190 basis points to 70.2% (150 basis points on an as-reported basis).
•	Increased deposits by US$1.9 billion or 10%, with retail core deposit growth of US$0.2 billion, compared with a reduction of US$0.5 billion in 2008.

•	Continued focus on expense control including active workforce management, with a reduction of more than 11% of our workforce.
Continue to leverage our leadership position in the Chicago area and increase our presence and visibility in all other markets where we compete.
•	Harris increased its share of voice, a measure of marketing visibility, from 3% in 2008 to 10% in 2009, building on the success of the “We’re Here to Help” positioning in our markets.

•	Harris maintained its number two rank for retail deposit market share in the Chicago metropolitan market, growing 7%, while larger banks lost market share. This growth resulted from our focused and integrated customer development and sales efforts, complemented by our active community involvement.
Deliver a differentiated customer experience that fosters customer advocacy, as measured by our retail Net Promoter Score.
•	Our U.S. retail banking customer loyalty scores remain strong while competitor loyalty scores have decreased. Our U.S. retail Net Promoter Score was 44 in 2009, an increase of 2 points from 2008.

52  BMO Financial Group 192nd Annual Report 2009

U.S. Business Environment and Outlook
Chicago’s financial services marketplace remains one of the most fragmented in the United States, with more than 240 deposit-taking institutions. Harris and the two other largest banks in the Chicago area have together held 25% to 37% of the personal and commercial deposit market since 1997. The Chicago area remains a highly contested market because of the growth opportunities presented by this fragmentation. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. The competitive dynamic has shifted with further consolidation of the market following both regulator-initiated acquisitions (J.P. Morgan Chase’s acquisition of Washington Mutual, PNC’s acquisition of National City and MB Financial’s acquisition of Corus deposits and branches) and bank-initiated acquisitions (Bank of America’s acquisition of LaSalle Bank).
          We expect the local Chicago economy to show a modest improvement in 2010, consistent with the broader U.S. economy. Weak home prices will likely continue to dampen demand for home equity loans, but low interest rates should increase demand for residential mortgages. Consumer spending remained weak in 2009 but is expected to increase moderately in 2010.
          In 2010, we plan to continue to grow organically, building on our current platform by capitalizing on the current market disruption. We will strive to improve our financial performance by focusing on revenue growth and effectively managing costs. By building our business around committed customer relationships, we will continue to enhance our reputation as a strong, stable and customer-focused bank.

P&C U.S. Financial Results
P&C U.S. net income was $109 million in 2009, a $13 million or 14% increase from 2008. On a U.S. dollar basis, net income decreased $1 million or 1% to $94 million. The impact of impaired loans reduced net income by US$46 million in 2009 compared with US$22 million last year. Revenue increased US$14 million or 2%. Non-interest expense decreased US$4 million or 1%.
          Cash net income was US$162 million on a basis that adjusts for the impact of impaired loans, integration costs, the Visa litigation accrual and the partial sale of our investment in Visa in 2008, increasing US$13 million or 9% compared to last year.
          On a similarly-adjusted basis, revenue increased US$81 million or 9%, reflecting strong deposit volume growth, a full year of results for our Wisconsin acquisitions (US$33 million) and increased gains on the sale of mortgages.
          On a similarly-adjusted basis, expenses increased US$38 million or 5%, reflecting a full year of results for our Wisconsin acquisitions (US$26 million).
          The P&C U.S. cash productivity ratio improved by 150 basis points to 76.0%. Excluding the impact of the Visa litigation accrual and the partial sale of our investment, as well as impaired loans, severance costs and acquisition integration costs, the cash productivity ratio was 70.2%.

BMO Financial Group 192nd Annual Report 2009  53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Private Client Group

Private Client Group (PCG) serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. Operating under the BMO brand in Canada and Harris in the United States, PCG’s portfolio in Canada includes full-service brokerage and online brokerage, as well as insurance, and in both Canada and the United States includes private banking and investment products.

“We are helping our clients reach their goals by providing clarity on financial matters, creating innovative solutions and delivering financial and retirement planning expertise.”

Gilles Ouellette
President and Chief Executive Officer Private Client Group
Strengths and Value Drivers
•	A planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in the Chicago area and select high-growth U.S. wealth management markets.
•	Access to BMO’s broad client base and distribution network in Canada and the United States.
•	A culture of innovation focused on achieving competitive advantage.
Challenges
•	A volatile equity market environment with record-low interest rates and continued uncertainty about the pace of economic recovery.
•	Eroded consumer confidence in market opportunities.
•	Increased regulatory demands requiring proactive engagement and oversight.
•	Competition for top talent.

Our Lines of Business
Full-Service Investing offers comprehensive investment and wealth advisory services in Canada through BMO Nesbitt Burns®*. We are defining great client experience by leveraging our financial planning capabilities, our broad range of internal and external partnerships and the quality of our products to deliver complete client-focused solutions.
Online Brokerage operates as BMO InvestorLine® in Canada. We are focused on providing a superior client experience by understanding and anticipating our clients’ needs, and we offer a range of tools to help self-directed investors plan, research and manage investing decisions in their own way. We are building on our innovative and comprehensive set of services to acquire new clients and increase investing activity among existing clients.
North American Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank®† in the United States. As trusted advisors, we deliver a planning and advice-based value proposition to high net worth and ultra-high net worth clients, offering a comprehensive range of services, from individual to team-based wealth management strategies.
Performance measures exclude the impact of businesses sold or transferred and the impact of changes in the Canadian/U.S. dollar exchange rate.

(1)	Source: BMO Annual Employee Survey, conducted by Burke Inc., an independent research company.
Investment Products includes BMO Mutual Funds, BMO Guardian Funds, BMO Exchange Traded Funds (ETF) and BMO Asset ManagementTM. In our Funds and ETF businesses, we help our clients build a confident future by providing wealth management advice and innovative investment solutions across a range of channels, with a particular focus on the retirement market. BMO Asset Management is our centre of excellence in investment management in Canada, the United States and Europe.
Insurance operates as BMO Insurance in Canada. We are focused on becoming the market leader in simple and compelling insurance solutions as part of PCG’s complete wealth management offering, reinforcing our strength in retirement planning. Products and services include creditor insurance, life insurance and annuity, and other wealth management products.
Caution
This Private Client Group section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

54  BMO Financial Group 192nd Annual Report 2009

2009 Group Objectives and Achievements
Innovate within sales channels and enhance products and solutions to satisfy clients’ needs.
•	We acquired BMO Life Assurance Company (formerly AIG Life Insurance Company of Canada), adding 300 new employees and 400,000 clients. We also consolidated our insurance operations within PCG to strengthen strategic alignment and address client needs under a single brand.

•	We launched a family of exchange traded funds, low-cost investment products that offer our clients the primary building blocks of a well-diversified investment portfolio.

•	We were the first bank in Canada to offer a Registered Disability Savings Plan, enabling clients with disabilities to improve their long-term financial security.

•	We continued to strengthen BMO InvestorLine’s capabilities with improved online client tools and better information. A record of continuous improvement is one factor that underlies The Globe and Mail ranking BMO InvestorLine best of the bank-owned brokerages in its 2009 online brokerage rankings.

•	We continue to be recognized for the products and services we offer our clients through BMO Mutual Funds. For the third consecutive year, we ranked first in the Canadian mutual fund industry for best overall customer service in both official languages (Dalbar Inc.). Four BMO funds won Canadian Investment Awards and the BMO Dividend Fund was recognized as the best Canadian Dividend and Equity Income fund over ten years (Lipper Inc.).

•	We increased our commitment to Asia. All our BMO Asia businesses have been consolidated under a new management team in expanded Beijing offices, and China’s banking regulator has given BMO approval to formally prepare for incorporation in China. Incorporation will allow the bank to accept deposits in local currency, sell investment products and provide other standard banking services.
Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.
•	We increased referral volumes across BMO and Harris, evidence of our customers’ trust during turbulent times.

•	We launched the Employee Referral Opportunity Line to match identified client needs with the appropriate BMO product, service or channel.
Expand our sales force and improve its productivity to drive revenue growth.
•	We continued to develop more robust Financial Planning and Investment Advisor tools to enhance our planning-based client experience and improve sales force efficiency.

•	We increased retirement training across our sales force and established key performance metrics on retirement planning to ensure we remain competitive in this important market, add value for our clients and drive business results.

BMO Financial Group 192nd Annual Report 2009  55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Private Client Group Business Environment and Outlook
The Canadian and U.S. economies contracted sharply and stock markets weakened through the first half of fiscal 2009. Economic conditions improved modestly in the second half of the year as a result of record-low interest rates, expansive fiscal policy and the early stages of a global recovery. The overall investment climate was unfavourable for most of the year. This translated into a decline in client assets and an increase in cash holdings as clients waited for markets to stabilize. The low interest rate environment put pressure on net interest income for much of the year.
          The Canadian economy is expected to grow moderately in 2010, supported by low interest rates, government spending and a healthier global economic climate. The Bank of Canada is expected to begin raising interest rates in the summer. The
Canadian dollar is expected to strengthen further relative to the U.S. dollar, supported by rising commodity prices. The U.S. economy is also expected to grow moderately in 2010, as the housing market recovers and credit conditions ease. Given the subdued inflation environment, the Federal Reserve is not expected to raise interest rates until the second half of 2010. Capital markets in both countries are expected to continue strengthening as the economy recovers and business confidence rises, leading to improvements in asset levels. The low interest rate environment will continue to put pressure on net interest income.
          Despite the recent market volatility, the North American wealth management industry remains attractive as strong industry growth rates are expected over the long term with high net worth and retirement segments becoming increasingly significant.

Private Client Group Financial Results
Private Client Group net income decreased $71 million or 16% in 2009 from the previous year, reflective of challenging equity markets and a low interest rate environment. Results in the current year were reduced by a $17 million ($11 million after tax) charge associated with the decision to purchase certain holdings from our U.S. clients, but also reflected a $23 million recovery of prior years’ income taxes in our insurance business. Results in fiscal 2008 were affected by a $31 million ($19 million after tax) charge related to the decision to purchase certain holdings from our U.S. clients.
          In 2009, all of BMO’s insurance businesses were brought together within Private Client Group to align with our wealth management strategy and consolidate our insurance capabilities and skill sets. The term investment business is now included within P&C Canada. All comparative figures have been restated to reflect the insurance and term investment business transfers.
          Net income was comprised of $170 million from insurance and $211 million from PCG excluding insurance, compared with $123 million and $329 million, respectively, in 2008. The BMO Life Assurance acquisition completed in the second quarter added revenues of $64 million, expenses of $41 million and net income of $16 million in fiscal 2009.
          Revenue of $2,012 million decreased $134 million or 6%. The decrease was primarily due to lower revenue in our brokerage businesses and lower fee-based revenue in our mutual fund businesses, partially offset by increased insurance revenues. Challenging equity market conditions for most of the year lowered the group’s assets under management and administration. Lower net interest income was primarily due to spread compression on deposit balances in our brokerage businesses. The stronger U.S. dollar increased revenue by $27 million or 1.3%.
          Non-interest expense increased $5 million or 0.3%. The stronger U.S. dollar increased expenses by $27 million or 1.7% and the acquisition of BMO Life Assurance added expenses of $41 million. These increases were partially offset by reductions in revenue-based costs, in line with lower non-interest revenue, and the success of active expense management.
          U.S. operations recorded a net loss of US$7 million in 2009 compared with a net loss of US$6 million in 2008. Adjusted for the charges related to purchasing certain holdings from U.S. clients in both years, net income decreased US$7 million, reflecting the impact of challenging equity markets.
Private Client Group (Canadian $ in millions, except as noted)

Reported				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Net interest income (teb)	353	376	345	(23)	(6)
Non-interest revenue	1,659	1,770	1,817	(111)	(6)

Total revenue (teb)	2,012	2,146	2,162	(134)	(6)
Provision for credit losses	5	4	3	1	37
Non-interest expense	1,536	1,531	1,501	5	–

Income before income taxes	471	611	658	(140)	(23)
Income taxes (teb)	90	159	130	(69)	(44)

Net income	381	452	528	(71)	(16)

Amortization of acquisition-related intangible assets (after tax)	4	4	4	–	–

Cash net income	385	456	532	(71)	(15)

Net economic profit	255	333	376	(78)	(23)
Return on equity (%)	31.3	40.2	36.8		(8.9)
Cash return on equity (teb) (%)	31.6	40.6	37.1		(9.0)
Cash operating leverage (%)	(6.6)	(2.9)	2.1		nm
Productivity ratio (teb) (%)	76.4	71.4	69.4		5.0
Cash productivity ratio (teb) (%)	76.2	71.1	69.1		5.1
Net interest margin on earning assets (%)	3.34	4.78	5.15		(1.44)
Average earning assets	10,567	7,855	6,708	2,712	35
Average loans and acceptances	7,454	6,726	5,637	728	11
Average deposits	14,605	11,382	9,240	3,223	28
Assets under administration	139,446	131,289	139,060	8,157	6
Assets under management	99,128	99,428	106,174	(300)	–
Full-time equivalent staff	4,632	4,553	4,384	79	2

nm – not meaningful

U.S. Business Selected Financial Data (US$ in millions)
				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Total revenue	208	217	243	(9)	(4)
Non-interest expense	218	230	243	(12)	(5)
Net income	(7)	(6)	–	(1)	(11)
Average earning assets	2,251	2,142	1,945	109	5
Average loans and acceptances	2,106	2,120	1,903	(14)	(1)
Average deposits	1,196	1,155	1,128	41	4

56  BMO Financial Group 192nd Annual Report 2009

BMO Capital Markets

BMO Capital Markets provides a full range of products and services to help corporate, institutional and government clients achieve their ambitions. From 27 offices on five continents, including 14 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

“Our performance and our progress on executing our strategy in fiscal 2009 demonstrate that we can rise to the market challenges, focus on execution and, most importantly, deliver results.”

Tom Milroy
Chief Executive Officer
BMO Capital Markets
Strengths and Value Drivers
•	Diversified, dynamic portfolio of businesses that supports our well-established franchise.

•	North American expertise that provides an integrated cross-border market experience.

•	Expertise and leadership in targeted sectors and products.

•	Top-tier equity research, sales and trading capabilities.

•	Significant investment and corporate banking presence in Canada and the United States.
Challenges
•	Ongoing market volatility and a dynamic market environment.

•	Highly competitive landscape in the United States and in international markets as financial institutions rebound from the recession and the distress in global credit markets in the first half of 2009.

Our Lines of Business
Investment and Corporate Banking services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting as well as a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we offer trade finance and risk mitigation services. We also provide a wide range of banking and other operating services to international and domestic financial institutions.
Trading Products services include sales, trading and research activities. We offer integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to institutional, commercial and retail clients. In addition, we supply efficient funding and liquidity management to BMO Financial Group and its clients, as well as new product development, proprietary trading and origination.
(1) Canadian corporate issuers in North America.
(2) Based on current loans.
(3) Brendan Wood International survey.
Caution
This BMO Capital Markets section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 192nd Annual Report 2009  57

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Group Objectives and Achievements
Increase our focus on core profitable clients.
•	Concentrated on sectors where we have a differentiated and competitive position that is either global (Metals & Mining) or North American (Energy, Food & Consumer).

•	Expanded Metals & Mining investment banking coverage into coal and industrial mineral sectors.

•	Expanded and upgraded our analyst coverage in the Mining, Energy and Technology sectors.
Optimize our capital.
•	Continued to invest in our core businesses while downsizing or exiting a number of non-core businesses, ensuring appropriate allocation of capital within our target risk-return profiles.
Improve our risk-return profile.
•	Significantly reduced off-balance sheet exposures.

•	Continued to enhance our risk management capabilities and the solid partnerships developed through our Risk Evolution program.
Improve our return on equity while securing our future growth.
•	Expanded our European institutional sales team to strengthen our ability to distribute Canadian and U.S. equities in Europe.

•	Expanded our public finance capability to capitalize on opportunities in the U.S. municipal bond business. BMO now ranks second in the United States in underwriting taxable municipal bonds and advanced to 12th in the general municipal bond market.

•	Our return on equity was 16.4%, greatly improved from 11.4% a year ago.
Other Achievements
•	Expanded our talent and enhanced our capabilities, particularly in the United States, while keeping overall headcount relatively unchanged.

•	Ranked as the top Equity Research Group in Canada for the 29th consecutive year in the Brendan Wood International Survey of Institutional Investors.

•	Our equity research team placed first in the 2009 Thomson Reuters StarMine Canadian Analyst Awards. BMO Capital Markets won the award for top broker by collecting 17 individual analyst awards.

•	Greenwich Associates ranked our Canadian fixed income team first in overall market share, overall market penetration and research quality in its 2009 client survey.

•	Received the Best FX Bank Canadian dollar award from FX Week in addition to being named European CEO magazine’s Best Foreign Exchange Bank – Canada 2009.

•	Participated in 237 corporate and government debt transactions that raised $140 billion. Raised $49 billion through participation in 226 equity transactions.

•	Advised on 38 completed mergers and acquisitions in North America valued at $15 billion.

58  BMO Financial Group 192nd Annual Report 2009

BMO Capital Markets Business Environment and Outlook
Fiscal 2009 saw very strong results in BMO Capital Markets. Although the North American economy was in recession for a large part of the year, we benefited from focusing on our clients as well as taking advantage of opportunities presented by high levels of market volatility and uncertainty. Our interest-rate-sensitive businesses and foreign exchange trading businesses benefited from more favourable market conditions. Corporate banking revenue improved significantly from the previous year due to wider spreads, despite reduced levels of lending assets. Conditions were mixed for our investment banking businesses. Equity underwriting revenues grew considerably as corporate clients sought to strengthen their capital positions. In contrast, mergers and acquisitions activity decreased this year due to lower activity in the marketplace. Our overall performance in 2009 reflected the strength and resilience of our core businesses.
          Looking forward, we expect a modest economic recovery in both Canada and the United States in 2010. Aggressive fiscal and monetary policies appear to have ended the recession, although we expect that the recovery will be subdued due to U.S. consumer de-leveraging and continued weakness in the U.S. commercial real estate market. However, capital market conditions should continue to improve, which will benefit our fee-based businesses. Also, equity markets have recovered about half of their recessionary losses and with the current economic outlook of sustained growth, low inflation and low interest rates, equity markets should continue to improve, especially given the large amounts of liquidity on the sidelines. Our focus in 2010 will be to deliver strong returns on equity with stable, high-quality earnings. Growth in fiscal 2010 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results
BMO Capital Markets net income increased $349 million to $1,060 million, as revenues increased 42% with a comparatively low 7% increase in expenses. Results in 2009 were affected by charges of $521 million ($355 million after tax) related to the capital markets environment. Results in 2008 were affected by charges of $388 million ($260 million after tax). Revenue increased $1,026 million to $3,466 million. The stronger U.S. dollar increased revenue by $243 million. Revenue growth was attributable to strong trading performance as we capitalized on market opportunities, and to improved corporate banking revenues as we benefited from our continued focus on client relationships.
          Non-interest revenue increased $435 million or 35% over the prior year, driven by significantly higher trading revenue and increases in lending and underwriting fees. Equity underwriting fees reflected corporate clients’ increased demand for capital.
          Net interest income increased $591 million or 49%. Trading net interest income increased significantly, as did corporate banking net interest income, due to wider spreads. Corporate banking revenues increased despite a reduction in assets due to repayments during the year. Revenues from our interest-rate-sensitive businesses were also higher than in the prior year due to favourable market spreads. Net interest margin was significantly higher due to increased trading net interest income and improved corporate lending spreads.
          The provision for credit losses was $170 million, compared with $117 million in 2008, as expected losses were higher due to the deterioration in credit markets.
          Non-interest expense increased $124 million to $1,875 million, primarily due to increased employee costs and higher allocated costs. Included in employee costs were higher variable compensation costs consistent with improved business performance. Severance costs of $29 million ($19 million after tax) were comparable with a year earlier. The stronger U.S. dollar increased expenses by $83 million.
          The group’s productivity ratio improved considerably from 71.8% to 54.1% largely due to the increase in revenue in 2009.
          Net income taxes increased from 2008 as the prior year’s results included $115 million of recoveries of prior years’ income taxes.
          Net income from U.S. operations improved by US$190 million to US$464 million due to significantly higher trading revenue and increased corporate banking revenue.
BMO Capital Markets (Canadian $ in millions, except as noted)

Reported				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Net interest income (teb)	1,798	1,207	974	591	49
Non-interest revenue	1,668	1,233	995	435	35

Total revenue (teb)	3,466	2,440	1,969	1,026	42
Provision for credit losses	170	117	77	53	45
Non-interest expense	1,875	1,751	1,575	124	7

Income before income taxes	1,421	572	317	849	+100
Income taxes (recovery) (teb)	361	(139)	(100)	500	+100

Net income	1,060	711	417	349	49

Amortization of acquisition-related intangible assets (after tax)	1	1	–	–	–

Cash net income	1,061	712	417	349	49

Net economic profit	359	55	(141)	304	+100
Return on equity (%)	16.4	11.4	7.7		5.0
Cash return on equity (%)	16.4	11.5	7.7		4.9
Cash operating leverage (%)	34.9	12.7	(26.9)		nm
Productivity ratio (teb) (%)	54.1	71.8	80.0		(17.7)
Cash productivity ratio (teb) (%)	54.1	71.7	80.0		(17.6)
Net interest margin on earning assets (%)	1.00	0.69	0.60		0.31
Average common equity	6,136	5,830	4,972	306	5
Average earning assets	179,372	176,080	162,309	3,292	2
Average loans and acceptances	43,985	39,442	31,275	4,543	12
Average deposits	91,207	105,984	94,019	(14,777)	(14)
Assets under administration	63,762	90,188	57,590	(26,426)	(29)
Assets under management	6,969	9,294	23,233	(2,325)	(25)
Full-time equivalent staff	2,362	2,467	2,365	(105)	(4)

nm	– not meaningful
U.S. Business Selected Financial Data (US$ in millions)

				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Total revenue	1,505	1,167	491	338	29
Non-interest expense	733	721	635	12	2
Net income	464	274	(44)	190	69
Average earning assets	64,935	69,411	53,238	(4,476)	(6)
Average loans and acceptances	15,160	17,386	14,908	(2,226)	(13)
Average deposits	34,853	36,335	24,920	(1,482)	(4)

BMO Financial Group 192nd Annual Report 2009  59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, corporate finance, legal and compliance, communications and human resources. Our operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments and the impact of our expected loss provisioning methodology.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three client operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services net loss for the year was $1,155 million, compared with a net loss of $490 million in 2008. The increase was attributable to lower revenues, higher provisions for credit losses and increases in expenses. The lower revenues primarily related to a negative carry on certain asset-liability interest rate positions as a result of changes in market interest rates, the impact of funding activities that were undertaken to enhance our strong liquidity position, mark-to-market losses on hedging activities compared with gains in the prior year, and the impact of credit card securitizations completed in 2008. The provision for credit losses was $148 million higher as a result of increased provisions charged to Corporate Services under our expected loss provisioning methodology. Included in the provision for credit losses was a $60 million increase in the general allowance for credit losses, compared with a $260 million increase in 2008. Non-interest expense increased $158 million largely due to a $118 million ($80 million after tax) severance charge and an increase in deposit insurance premiums related to enhancements of protection levels and increased premium rates.
          As explained on page 47, BMO analyzes revenues on a teb basis at the operating group level, with an offsetting adjustment in Corporate
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Net interest income (teb)	(1,211)	(695)	(539)	(516)	(74)
Non-interest revenue	401	446	216	(45)	(10)

Total revenue (teb)	(810)	(249)	(323)	(561)	(+100)
Provision for (recovery of) credit losses	973	825	(84)	148	18
Non-interest expense	232	74	264	158	+100

Income (loss) before income taxes and non-controlling interest in subsidiaries	(2,015)	(1,148)	(503)	(867)	(76)
Income taxes (recovery) (teb)	(936)	(732)	(500)	(204)	(28)
Non-controlling interest	76	74	75	2	3

Net income (loss)	(1,155)	(490)	(78)	(665)	(+100)

Full-time equivalent staff	9,446	9,388	8,821	58	1

U.S. Business Selected Financial Data
(US$ in millions)

				Change from 2008
As at or for the year ended October 31	2009	2008	2007	$	%

Total revenue	(265)	(139)	(142)	(126)	(91)
Provision for credit losses	766	783	17	(17)	(2)
Non-interest expense	(12)	(68)	9	56	82
Income taxes (recovery)	(387)	(326)	(81)	(61)	(19)
Net income (loss)	(650)	(546)	(105)	(104)	(19)

Services. Results reflect teb reductions in net interest income and related income taxes of $189 million, $195 million and $180 million for 2009, 2008 and 2007, respectively.
          BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2009	2008	2007	2006	2005

Assets
Cash and interest bearing deposits with banks	13,295	21,105	22,890	19,608	20,721
Securities	110,813	100,138	98,277	67,411	57,034
Securities borrowed or purchased under resale agreements	36,006	28,033	37,093	31,429	28,280
Net loans and acceptances	167,829	186,962	164,095	159,565	146,057
Other assets	60,515	79,812	44,169	41,965	41,770

	388,458	416,050	366,524	319,978	293,862

Liabilities and Shareholders’ Equity
Deposits	236,156	257,670	232,050	203,848	193,793
Other liabilities	126,719	134,761	114,330	96,743	82,158
Subordinated debt	4,236	4,315	3,446	2,726	2,469
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Preferred share liability	–	250	250	450	450
Shareholders’ equity	20,197	17,904	15,298	15,061	13,842

	388,458	416,050	366,524	319,978	293,862

Total assets decreased $27.6 billion or 6.6% from last year to $388.5 billion at October 31, 2009, largely due to the impact of the weaker U.S. dollar on U.S.-dollar-denominated assets, which contributed approximately $16.1 billion to the decrease. The average exchange rate is used for translation of revenues and expenses and the U.S. dollar strengthened on this basis. The U.S. dollar was weaker at October 31, 2009 than at October 31, 2008 and assets and liabilities are translated at year-end rates. The $27.6 billion reported decrease in assets primarily reflects reductions in other assets, including derivative contracts, of $19.3 billion, reductions in net loans and acceptances of $19.1 billion and reductions in cash and interest bearing deposits with banks of $7.8 billion. These reductions were partially offset by increases in securities of $10.7 billion and securities borrowed or purchased under resale agreements of $8.0 billion.
          Total liabilities and shareholders’ equity decreased $27.6 billion or 6.6%. The decrease was primarily comprised of a $21.5 billion decrease in deposits, an $8.0 billion decrease in other liabilities and a $2.3 billion increase in shareholders’ equity.

60  BMO Financial Group 192nd Annual Report 2009

Cash and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks decreased $7.8 billion to $13.3 billion in 2009. The decrease was largely attributable to movement of interest bearing deposits with banks into highly liquid available-for-sale securities to take advantage of investment opportunities.
Securities ($ millions)

As at October 31	2009	2008	2007	2006	2005

Investment	–	–	–	14,166	12,936
Trading	59,071	66,032	70,773	51,820	44,087
Available-for-sale	50,303	32,115	26,010	–	–
Other	1,439	1,991	1,494	1,414	–
Loan substitute	–	–	–	11	11

	110,813	100,138	98,277	67,411	57,034

Securities increased $10.7 billion to $110.8 billion in 2009. Available-for-sale securities increased $18.2 billion to $50.3 billion, primarily due to an increase in government and government-insured securities to take advantage of investment opportunities. Trading securities decreased $7.0 billion to $59.1 billion, despite the addition of $3.4 billion in securities related to the BMO Life Assurance acquisition in the second quarter of 2009, as a result of reduced market opportunities and the impact of the weaker U.S. dollar. Further details on the composition of securities are provided in Note 3 on page 115 of the financial statements.
Securities Borrowed or Purchased Under
Resale Agreements
Securities borrowed or purchased under resale agreements increased $8.0 billion to $36.0 billion due to client preferences and higher trading volumes.
Loans and Acceptances ($ millions)

As at October 31	2009	2008	2007	2006	2005

Residential mortgages	45,524	49,343	52,429	63,321	60,871
Consumer instalment and other personal loans	45,824	43,737	33,189	30,418	27,929
Credit cards	2,574	2,120	4,493	3,631	4,648
Businesses and governments	68,169	84,151	62,650	56,030	47,803
Acceptances	7,640	9,358	12,389	7,223	5,934

Gross loans and acceptances	169,731	188,709	165,150	160,623	147,185
Allowance for credit losses	(1,902)	(1,747)	(1,055)	(1,058)	(1,128)

Net loans and acceptances	167,829	186,962	164,095	159,565	146,057

Net loans and acceptances decreased $19.1 billion to $167.8 billion, of which approximately $8.0 billion was due to the impact of the weaker U.S. dollar. Loans to businesses and governments, including acceptances, decreased $17.7 billion due to the impact of foreign exchange fluctuations, repayments, the weaker economy and the replacement of corporate bank loans with long-term debt. Consumer instalment and other personal loans increased $2.1 billion, reflecting a rebound in demand for personal lending, particularly in the Canadian market. Residential mortgages decreased $3.8 billion, due to the conversion of BMO-underwritten Canadian mortgages to government-insured mortgage-backed securities, which are included in securities. Credit card loans increased a modest $0.5 billion, reflecting both new customer accounts and higher consumer balances.
          Table 11 on page 102 provides a comparative summary of loans by geographic location and product. Table 13 on page 103 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 43 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 119.
Other Assets
Other assets decreased $19.3 billion to $60.5 billion. There was a decrease in derivative assets and liabilities of $17.7 billion and $15.3 billion, respectively, primarily due to reduced volatility in foreign exchange markets and in underlying equity values as well as measures we undertook to reduce exposures to credit contracts. Reduced volatility in exchange rates and interest rates decreases the value of derivative assets and liabilities, usually comparably.
Deposits ($ millions)

As at October 31	2009	2008	2007	2006	2005

Banks	22,973	30,346	34,100	26,632	25,473
Businesses and governments	113,738	136,111	121,748	100,848	92,437
Individuals	99,445	91,213	76,202	76,368	75,883

	236,156	257,670	232,050	203,848	193,793

Deposits decreased $21.5 billion to $236.2 billion. The weaker U.S. dollar decreased deposits by $10.2 billion. Deposits from businesses and governments, which account for 48% of total deposits, decreased $22.4 billion and deposits from individuals, which account for 42% of total deposits, increased $8.2 billion. Deposits by banks, which account for 10% of total deposits, decreased $7.3 billion. Further details on the composition of deposits are provided in Note 15 on page 139 of the financial statements and in the Liquidity and Funding Risk section on page 86.
Other Liabilities
Other liabilities decreased $8.0 billion to $126.7 billion. Derivative liabilities decreased $15.3 billion, in line with the decrease in derivative assets outlined above. Securities sold but not yet purchased decreased $6.7 billion and securities lent or sold under repurchase agreements increased $13.8 billion due to higher trading volumes and the movement of client deposits, as noted above. Further details on the composition of other liabilities are provided in Note 16 on page 140 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $2.3 billion to $20.2 billion. The increase was largely related to the issuance of 33.3 million common shares with gross proceeds of approximately $1.0 billion through a syndicate of underwriters, as well as the issuance of approximately 9.2 million shares at a value of $0.3 billion through the bank’s Dividend Reinvestment and Share Purchase Plan, which is described on page 64 of the Enterprise-Wide Capital Management section. During the year, $0.8 billion of preferred shares were issued as described in Note 21 on page 144 of the financial statements. Foreign exchange losses on our net investment in foreign operations, which flow through accumulated other comprehensive income, reduced the growth in shareholders’ equity. Our Consolidated Statement of Changes in Shareholders’ Equity on page 112 provides a summary of items that increase or reduce shareholders’ equity, while Note 21 on page 144 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 62.

BMO Financial Group 192nd Annual Report 2009  61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise-Wide Capital Management

Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:
•	meets our target regulatory capital ratios and internal assessment of required economic capital;

•	is consistent with our targeted credit ratings;

•	underpins our operating groups’ business strategies; and

•	builds depositor confidence and long-term shareholder value.
Capital Management Framework
The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP).
          The ICAAP is an integrated process that evaluates capital adequacy, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, ensuring an alignment between our business and risk strategies, regulatory capital and economic capital requirements, and capital availability. Capital adequacy is assessed by comparing capital supply (the amount of capital available to support losses) to capital demand (the capital required to support the risks underlying our business activities as measured by economic capital). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on the enterprise’s risk profile and capital requirements. The approach ensures that we are adequately capitalized, given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business level. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated based on changes in our business activities, risk profile or operating environment.
          BMO uses both regulatory and economic capital to evaluate business performance and as the basis for strategic, tactical and
For further discussion of the risks that underlie our business activities, refer to the Enterprise-Wide Risk Management section on page 75.
transactional decision-making. By allocating capital to operating units and measuring their performance in relation to the capital necessary to support the risks in their business, we maximize our risk-adjusted return to shareholders. We also help ensure that we maintain a well-capitalized position that protects our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to the high-return, strategic growth activities of our operating groups. Capital in excess of what is necessary to support our line of business activities is held in Corporate Services.
Governance
The Board of Directors and its Risk Review Committee provide ultimate oversight and approval of capital management, including our capital management corporate policy, capital plan and ICAAP results. They regularly review BMO’s capital position, capital adequacy assessment and key capital management activities. The Risk Management Committee and Capital Management Committee provide senior management oversight, and also review and discuss significant capital policies, issues and action items that arise in the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital and risk management and the ICAAP. Our ICAAP operating processes are reviewed on an annual basis by our Corporate Audit Division.
Regulatory Capital Review
Regulatory capital requirements for the consolidated entity are determined on a Basel II basis. BMO uses the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets in our portfolio and the Standardized Approach to determine operational risk-weighted assets. We were granted a waiver by the Office of the Superintendent of Financial Institutions Canada (OSFI), our regulator, ending after fiscal 2010, to apply the Standardized Approach in determining the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc. Market risk-weighted assets are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.
          The AIRB Approach is the most advanced of the approaches to determining credit risk capital requirements under Basel II. It utilizes sophisticated techniques to measure risk-weighted assets at the borrower level, based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default, exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.
          Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. Gross income, as defined under Basel II, serves as a proxy for the size of the line of business and an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement. Further details regarding Basel II can be found in the Risk section.
          Our total risk-weighted assets (RWA) were $167.2 billion at October 31, 2009, down from $191.6 billion in 2008. The decrease was attributable to the impact of a weaker U.S. dollar, which reduced the translated value of U.S.-dollar-denominated RWA, lower market risk RWA,

62  BMO Financial Group 192nd Annual Report 2009

and lower credit risk RWA mainly as a result of lower corporate and commercial loan volumes and lower trading exposures. The reductions were partially offset by credit migration that affected loan and securitization credit risk RWA. The table below provides a breakdown of our RWA by risk type. The largest component of BMO’s total RWA is credit risk RWA. Credit risk RWA levels in 2010 will be influenced by asset growth, credit migration levels and the value of the U.S. dollar. We expect RWA will increase in future years as a result of pending regulatory changes that have been announced for 2010 and beyond.
Risk-Weighted Assets (RWA) ($ millions)

	2009	2008

Credit risk	143,098	163,616
Market risk	6,578	11,293
Operational risk	17,525	16,699

Total RWA	167,201	191,608

Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II. Our Tier 1 capital was $20.5 billion as at October 31, 2009, up from $18.7 billion in 2008. The increase was primarily attributable to net capital issuances during the year. The impact of those issuances was partially offset by an increase in certain Basel II deductions and the impact of a new Basel II requirement we adopted on November 1, 2008, whereby investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries held prior to January 1, 2007, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Our incremental investment in one of our insurance subsidiaries, to support the insurance acquisition we completed in the second quarter of the year, is also deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously, these investments were deducted from Tier 2 capital.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and substantial investments and other Basel II deductions. Total capital was $24.9 billion as at October 31, 2009, up from $23.3 billion in 2008. This increase was primarily attributable to net capital issuances as outlined under Capital Management Activities.
          Our target is to maintain a strong capital position. The Tier 1 Capital Ratio and Tangible Common Equity Ratio are our key measures of capital adequacy and both ratios were strong in 2009. Our Tier 1 Capital Ratio was 12.24% as at October 31, 2009, up from 9.77% in 2008.
Basel II Regulatory Capital ($ millions)

	2009	2008

Common shareholders’ equity	17,132	15,974
Non-cumulative preferred shares	2,571	1,996
Innovative Tier 1 capital instruments	2,907	2,486
Non-controlling interest in subsidiaries	26	39
Goodwill and excess intangible assets	(1,569)	(1,635)
Accumulated net after-tax unrealized losses from available-for-sale equity securities	(2)	(15)

Net Tier 1 capital	21,065	18,845
Securitization-related deductions	(168)	(115)
Expected loss in excess of allowance (AIRB Approach)	(61)	–
Substantial investments and investments in insurance subsidiaries	(374)	–
Other deductions	–	(1)

Adjusted Tier 1 capital	20,462	18,729

Subordinated debt	4,236	4,175
Trust subordinated notes	800	800
Eligible portion of general allowance for credit losses	296	494

Total Tier 2 capital	5,332	5,469
Securitization-related deductions	(7)	(6)
Expected loss in excess of allowance (AIRB Approach)	(60)	–
Investments in non-consolidated subsidiaries and substantial investments	(868)	(871)

Adjusted Tier 2 capital	4,397	4,592

Total capital	24,859	23,321

The Tier 1 Ratio was maintained at strong levels during 2009 in light of the economic environment in order to maintain financial strength and flexibility in continuing to execute our growth strategy. The Tangible Common Equity Ratio reflects the amount of common equity net of certain deductions that is available to support our RWA and is a reflection of the quality of our capital base. The Tangible Common Equity Ratio was 9.21% at October 31, 2009, up from 7.47% in 2008. There is no standard industry definition for the Tangible Common Equity Ratio and therefore ratios presented by our industry peers may not be comparable. The improvement in both ratios year over year reflects a reduction in RWA and an increase in capital.
     Our Total Capital Ratio was 14.87% as at October 31, 2009, up from 12.17% in 2008. The increase reflects a reduction in RWA and an increase in Tier 1 capital. Both our Tier 1 and Total Capital Ratios remain well above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. BMO’s Assets-to-Capital

BMO Financial Group 192nd Annual Report 2009  63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Multiple was 14.1 as at October 31, 2009, down from 2008. The multiple remains well below the maximum permitted by OSFI.
          As noted in the Provisions for Income Taxes section, we hedge the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on our capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from changes in the value of the Canadian dollar is partially offset by the change in the Canadian-dollar equivalent of U.S.-dollar-denominated RWA.
          BMO Financial Group conducts business through a variety of corporate structures, including subsidiaries and joint ventures. All of our subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate. A framework is in place to ensure that subsidiaries and their parent entities have access to capital and funding to support their ongoing operations under both normal and stressed conditions.
Economic Capital Review
Economic capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 75. Economic capital is a key element of our risk-based capital management and ICAAP process.
Capital Management Activities
To maintain a strong capital position in the uncertain market environment, BMO undertook a number of share issuances and one share redemption during 2009. We issued approximately $1 billion of common shares, $150 million of 6.50% Class B Preferred shares, Series 18, $275 million of 6.50% Class B Preferred shares, Series 21, and $400 million of 5.40% Class B Preferred shares, Series 23. We also raised $450 million of innovative Tier 1 capital through BMO Capital Trust II, a closed-end trust wholly owned by BMO. We redeemed our $250 million Class B Preferred shares, Series 6. Further details are provided in Notes 19 and 21 on pages 142 and 144 of the financial statements.
          On November 19, 2009, we announced a new normal course issuer bid, commencing December 2, 2009 and ending December 1, 2010, under which we may repurchase for cancellation up to 15 million BMO common shares (representing approximately 2.7% of our common shares). No common shares were repurchased under our previous normal course issuer bid, which expired on September 7, 2009.
Dividends
BMO’s target dividend payout range over the medium term is 45% to 55% of net income available to common shareholders. The target is reflective of our confidence in our continued ability to grow earnings and our strong capital position. Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends declared per common share in 2009 totalled $2.80. While annual dividends declared in 2009 represented 91.8% of net income available to common shareholders, our quarterly dividend payout ratio decreased in each quarter of the year, reaching 63.4% in the fourth quarter. At year-end, BMO’s common shares provided a 5.6% annual dividend yield based on the year-end closing share price. On November 24, 2009, BMO’s Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from both the prior quarter and fiscal 2008.
          We believe the current dividend rate is appropriate based on BMO’s earning power. We continue to focus on growing our earnings, which we expect, in combination with lower loan loss provisions, will move the dividend payout ratio towards our target range.
          In January 2009, we announced changes to our Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Under the Plan, shareholders may elect to have dividends on common shares reinvested in additional common shares of BMO. We may offer a discount on the reinvestment of dividends. In fiscal 2009, we issued shares from treasury at a 2% discount from the average market price (as defined in the Plan). Previously, common shares purchased under the Plan had been issued from treasury with no discount to the average market price. The discount does not apply to shares purchased under the optional cash payment feature of the Plan.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares after December 31, 2005, as “eligible dividends” unless indicated otherwise.
Outstanding Shares and Securities Convertible into Common Shares

	Number of shares		Dividends declared per share
As at November 24, 2009	or dollar amount		2009		2008		2007

Common shares		552,030,000		$2.80		$2.80		$2.71
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$1.13		$1.13		$0.96
Series 14		$250,000,000		$1.31		$1.48		$–
Series 15		$250,000,000		$1.45		$0.94		$–
Series 16		$300,000,000		$1.30		$0.55		$–
Series 18		$150,000,000		$1.55		$–		$–
Series 21		$275,000,000		$1.11		$–		$–
Series 23		$400,000,000		$0.59		$–		$–
Convertible into common shares:
Class B Preferred shares (1)
Series 4 (2)		$–		$–		$–		$0.91
Series 6 (3)		$–		$–		$1.19		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		11,264,000
– nonvested		7,003,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.
(2)	Redeemed in August 2007.
(3)	Redeemed on November 25, 2008.
Note 21 on page 144 of the financial statements includes details on share capital.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

64  BMO Financial Group 192nd Annual Report 2009

Select Financial Instruments
At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum (since re-established as the Financial Stability Board) issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, the report encouraged enhanced disclosure related to financial instruments that markets had come to regard as carrying higher risk. We expanded our discussion of certain financial instruments in 2008 in keeping with these developments and continue to report on them in 2009.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience further valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 32.
Consumer Loans
In Canada, our consumer loan portfolio totalled $74.8 billion at October 31, 2009 and is comprised of three main asset classes: residential mortgages (49%), instalment and other personal loans (47%) and credit card loans (4%).
          In the United States, our consumer loan portfolio totalled US$15.3 billion and is also primarily comprised of three asset classes: residential first mortgages (37%), home equity products (34%) and indirect automobile loans (27%).
          The following is a discussion of subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that have been of increased investor interest in the current economic environment.
Subprime Mortgage Loans
In the United States, subprime loans are typically considered to be those made to borrowers with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available in the United States to individuals with credit scores below 620 as part of our lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores below 620 when there are other strong qualification criteria. As a result, we have US$0.29 billion of first mortgage loans outstanding with subprime characteristics at the date of authorization. A small portion of these are uninsured loans with a loan-to-value ratio of greater than 80% at issuance. At year end, US$18.5 million or 6.29% (US$5.4 million or 2.14% in 2008) of the US$0.29 billion of loans were 90 days or more in arrears. This compares with a rate of 2.77% for BMO’s total U.S. first mortgage loan portfolio.
          We also had net exposure of US$101 million (US$159 million in 2008) to a business that buys distressed mortgages (including subprime mortgages) at a discounted price.
          Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$5.1 billion home equity loan portfolio, which amounted to 3.1% of BMO’s total loan portfolio at October 31, 2009. Of the total portfolio, loans of US$0.3 billion were extended to customers with credit bureau scores below 620 and would be categorized as subprime loans. Of these, only US$7 million or 2.1% (US$3 million or 0.8% in 2008) were 90 days or more in arrears.
          In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of our credit adjudication process and consequently, we do not categorize loans based upon credit scores alone. A nominal amount of subprime mortgage loans are held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          In Canada, we have a $16.8 billion home equity line of credit portfolio ($29.5 billion authorized). The portfolio is of high quality, with only 0.11% (0.08% in 2008) of loans in the portfolio 90 days or more in arrears. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 61% of the total portfolio. We also have a $0.2 billion home equity instalment loan portfolio, in which $2 million of loans were 90 days or more in arrears.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. We discontinued offering the Easy Doc and No Doc programs in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed relatively well. In the United States, our direct Alt-A loans totalled US$1.2 billion at year end (US$1.6 billion in 2008). Of these, US$65 million or 5.23% (US$10 million or 0.62% in 2008) were 90 days or more in arrears. This compares with a rate of 2.77% (0.94% in 2008) for BMO’s total U.S. first mortgage loan portfolio.
          BMO also offered two limited documentation programs within the home equity loan portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. As of October 31, 2009, the amount authorized under these programs was US$1.0 billion, and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage loan portfolio, and as such the portfolio has performed well. As at October 31, 2009, US$6 million or 0.95% (US$4 million or 0.68% in 2008) of the loans in this portfolio were 90 days or more in arrears. This compares with a rate of 1.10% (0.57% in 2008) for BMO’s total U.S. home equity loan portfolio.
          Subprime and Alt-A loans are generally considered to carry higher risk than traditional prime loans. We also consider loans to customers with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher-risk component of our portfolio. At year end, this component represented a negligible amount within our total U.S. loan portfolio.
          In Canada, we do not have a mortgage program that we consider Alt-A. In the past, we may have chosen to not verify income or employment for certain customers when there are other strong qualifications that support the creditworthiness of the loan as part of our credit adjudication process; however, this approach is no longer in use. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria.

BMO Financial Group 192nd Annual Report 2009  65

MANAGEMENT’S DISCUSSION AND ANALYSIS

At October 31, 2009, there was approximately $2.4 billion ($2.2 billion in 2008) outstanding under this program. Of this, only $12 million or 0.50% ($11 million or 0.51% in 2008) of the loans were 90 days or more in arrears, reflecting the high credit quality of these loans.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, which represent less than 1% of our total assets, with $3.6 billion outstanding as at October 31, 2009 ($5.9 billion authorized), essentially unchanged from a year ago. Of this amount, $201 million or 5.6% of loans were classified as impaired ($234 million and 6.5% in 2008).
Monoline Insurers and Credit Derivative
Product Companies
At October 31, 2009, BMO’s direct exposure to companies that specialize in providing default protection amounted to $256 million in respect of the mark-to-market value of counterparty derivatives and $19 million in respect of the mark-to-market value of traded credits ($573 million and $19 million in 2008). The cumulative adjustment for counterparty credit risk recorded against these exposures was $20 million ($60 million in 2008).
          Approximately 28% of the $256 million gross exposure is related to counterparties rated AAA by Standard & Poor’s (S&P) and a further 32% is related to counterparties rated A. The remainder is largely related to counterparties for whom ratings have been withdrawn. In 2008, 88% of the $573 million exposure was related to counterparties rated AA or better by S&P. Moody’s Investors Services (Moody’s) credit ratings are lower. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $3.8 billion ($4.5 billion in 2008). Most contracts with these companies relate to collateralized debt obligations (CDOs) and credit default swaps (CDSs) within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. Certain credit derivative product counterparty exposures are discussed further in the Exposure to Other Select Financial Instruments section.
          At October 31, 2009, BMO also held $901 million of securities insured by monoline insurers, of which $630 million were municipal bonds ($1,176 million and $795 million in 2008). Approximately 91% (79% in 2008) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 77% (approximately 68% in 2008) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.
BMO-Sponsored Securitization Vehicles
BMO sponsors various vehicles that fund assets originated by either BMO (Bank Securitization Vehicles) or its customers (Canadian Customer Securitization Vehicles and U.S. Customer Securitization Vehicle). We earn fees for providing services related to the securitizations in the Customer Securitization Vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $93 million in 2009 and $99 million in 2008.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.
          BMO has retained interests in our three bank securitization vehicles, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent the portion of gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2009 and 2008 were $1,015 million and $912 million, respectively. In the event there are defaults on the assets held by the vehicles, retained interests may not be recoverable and would then be written down. In addition, prepayments and changes in interest rates will affect the expected cash flows from the vehicles, which may result in write-downs of retained interests. During the year ended October 31, 2009, there was a $12 million write-down of retained interests in bank securitization vehicles ($5 million of write-downs in 2008).
          The assets of two of the vehicles consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. Our investment in the asset-backed commercial paper (ABCP) of vehicles that hold residential mortgages was reduced to $55 million ($509 million in 2008), as market conditions improved significantly in 2009, and no losses have been recorded on these investments. ABCP issued by the vehicles holding mortgages is rated R-1 (high) by DBRS Limited (DBRS) and Prime-1 by Moody’s. We have provided $5.1 billion in liquidity facilities to the two vehicles that hold residential mortgages and no amounts had been drawn against these facilities at October 31, 2009. We have not provided liquidity facilities to the vehicle that holds credit card loans as it issues longer-term asset-backed securities and not ABCP. We hold subordinated notes issued by the credit card securitization vehicle having a face value of $269 million, unchanged from a year ago. The asset-backed securities issued by the vehicle holding credit card loans are rated AAA by DBRS and Aaa by Moody’s. Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 8 on page 125 of the financial statements.
Canadian Customer Securitization Vehicles
The customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.
          In general, investors in the commercial paper have recourse only to the assets of the related vehicle. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
          BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2009 was $44 million, which was recorded as a derivative asset in our Consolidated Balance Sheet (derivative liability of $55 million in 2008).
          Some customer securitization vehicles are funded directly by BMO and others are funded in the market. BMO consolidates the accounts of the customer securitization vehicles where BMO provides the funding, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. Included in the total assets of the bank-funded vehicles of $719 million at year end were $42 million of mortgage loans with subprime or Alt-A characteristics. No losses have been recorded on BMO’s exposure to these vehicles.

66  BMO Financial Group 192nd Annual Report 2009

          BMO’s investment in the ABCP of the market-funded vehicles totalled $0.3 billion at October 31, 2009 ($2.1 billion in 2008), most of which reflects BMO’s decision to invest a portion of its excess structural liquidity in ABCP. No losses have been recorded on these investments.
          BMO provided liquidity support facilities to the market-funded vehicles totalling $5.8 billion at October 31, 2009 ($11.0 billion in 2008). This amount comprised part of other credit instruments outlined in Note 5 on page 121 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian auto receivables and Canadian residential mortgages. These two asset classes represent 68% of the aggregate assets of these vehicles. Included in these assets are $382 million of Canadian residential mortgage loans with subprime or Alt-A characteristics.
          In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
U.S. Customer Securitization Vehicle
We sponsor a U.S. ABCP multi-seller vehicle. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 81 (91 in 2008) individual securitization transactions with an average facility size of US$70 million. The size of the pools ranged from US$0.7 million to US$270 million at October 31, 2009. Committed facility amounts include a wide range of asset classes. Residential mortgages classified as subprime or Alt-A comprise 0.4% of the portfolio.
          Approximately 58% of the vehicle’s commitments have been rated by Moody’s or S&P, and almost all of those are rated A or higher. Approximately $807 million of the commitments are insured by mono-lines, primarily MBIA Inc. and Ambac Financial Group. The ratings of MBIA and Ambac were downgraded in the third quarter of 2009 but have no impact on the performance of the underlying assets. None of the insurance guarantees involve mortgages or asset-backed securities/ structured-finance CDOs. The vehicle holds exposures secured by a variety of asset classes, including mid-market and corporate loans as well as commercial real estate and auto loans.
          The vehicle had US$4.4 billion of commercial paper outstanding at October 31, 2009, down from US$6.5 billion in 2008. The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP vehicles in the United States. BMO provided committed liquidity support facilities of US$5.7 billion to the vehicle at October 31, 2009 (US$8.2 billion in 2008).
          BMO is also a counterparty to derivative contracts with the vehicle that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the vehicle and recorded in our Consolidated Balance Sheet was a derivative liability of $1 million as at October 31, 2009 ($1 million in 2008). BMO is not required to consolidate the vehicle, as the vehicle has issued an expected-loss note. The holder of the note consolidates the vehicle as the noteholder is exposed to the majority of expected losses.
          In the event we choose to or are required to terminate our relationship with the vehicle, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the vehicle.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that comprises 12 tranches of diversified corporate credits, each of which has the benefit of first-loss protection. The 12 tranches in Apex have exposure to approximately 450 corporate credits that are diversified by geographic region and industry. Approximately 70% of the corporate credits are rated investment grade (25% rated higher than BBB and 46% rated BBB) and 29% are rated below investment grade. The ratings of a number of the corporate credits were lowered in the first half of 2009 but there were few changes to the ratings of the corporate credits in the latter half of the year. A number of the ratings on the underlying companies are on watch or under review for downgrade. In 2009, we recorded charges of $521 million on Apex, compared with charges of $230 million in 2008.
          In the third and fourth quarters, we put in place hedges that reduced BMO’s risk exposure to Apex to levels that are not expected to expose BMO to significant loss. No realized losses have been experienced in the vehicle to date and the likelihood of realized losses exceeding the level of the hedges we have is considered remote given the level of first-loss protection on the tranches and the strength of the underlying corporate credits.
          Apex has issued $2.2 billion of notes (Notes) with remaining terms of four and seven years. After giving effect to the hedges we entered into, BMO has no net exposure through the Apex Notes to realized credit losses in the tranches. Prior to entering into the hedge in the fourth quarter, BMO’s Notes exposure was $815 million. Another party has a $600 million exposure to the Notes through a total return swap with BMO. Realized credit losses in Apex would only be incurred should losses on defaults on the underlying credits exceed the first-loss protection on a tranche. As detailed below, a significant majority of Apex’s positions benefit from substantial first-loss protection. Certain of the levels of first-loss protection were lowered in the first half of 2009 but there was minimal change in these levels during the second half of the year.
          A senior funding facility of $1.13 billion has been made available to Apex, with BMO providing $1.03 billion of that facility. During the third quarter, we entered into a transaction that hedges the first $515 million of loss exposure on our committed exposure under the senior funding facility. As of October 31, 2009, $112 million ($553 million in 2008) was advanced through BMO’s committed share of the senior facility to fund collateral calls arising from changes in mark-to-market values of the underlying CDSs.
          BMO has entered into CDS contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle and has exposure to losses above the $3.33 billion of Notes and senior funding facility.
          Two of the 12 tranches have lower levels of first-loss protection than others. If losses were realized by Apex investors on the full notional amounts of $1,217 million in the two weakest tranches, BMO’s exposure would be nil, given the hedges that are now in place. Each of the other 10 tranches, which have a net notional amount of $20.6 billion, is rated from A (low) to AAA and has significant first-loss protection, ranging from 13.0% to 29.4% with a weighted average of 23.5%.
          BMO purchased Notes from other mid-term noteholders as part of the restructuring of Apex in May 2008. BMO does not consider this purchase of Notes to imply or indicate an intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event related to the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur.

BMO Financial Group 192nd Annual Report 2009  67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Structured Investment Vehicles
Credit investment management vehicles provide investors with opportunities to invest in customized, diversified debt portfolios in a variety of asset and investment grade rating classes.
          We hold subordinate capital notes of two BMO-managed London-based Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland), with a carrying value of nil. Our exposure to loss relates to our investments in the vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of the SIVs’ senior notes.
          The fair value of our derivative contracts outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $12 million ($57 million in 2008). We earned investment management fees of $3 million and $5 million in 2009 and 2008, respectively, for managing these portfolios.
          In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.
          We provide senior-ranked support for the funding of Links and Parkland through BMO liquidity facilities. The facilities backstop the repayment of senior note obligations to facilitate the SIVs’ access to further senior funding, provide supplemental funding and permit the SIVs to continue the strategy of selling assets in an orderly and value-sensitive manner.
          At October 31, 2009, amounts drawn on the facilities totalled US$5.8 billion and €597 million (US$3.7 billion and €477 million in 2008), down from their peak in August 2009 of US$6.4 billion and €622 million, respectively. The liquidity facilities totalled US$6.0 billion for Links and €627 million for Parkland at October 31, 2009. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes. Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales was measured throughout 2009 as a result of market conditions. We anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions and that asset sales in the near future will be modest. The total amount drawn under the liquidity facilities is primarily affected by the pace and price of asset sales and asset maturities. Amounts funded are expected to decrease from current levels based on these factors. While the assets of the SIVs will mature over time, a significant portion is expected to be repaid in the period between 2010 and 2012.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The book value of the subordinated capital notes in Links and Parkland at October 31, 2009 was US$866 million and €150 million, respectively. The par value of the assets held by Links and Parkland totalled US$7.1 billion and €752 million, respectively, reduced from US$8.8 billion and €830 million at October 31, 2008. The market value of the assets held by Links and Parkland, including hedges and cash equivalents, totalled US$5.5 billion and €631 million, respectively, compared with US$6.8 billion and €698 million at October 31, 2008. During 2009, there were maturities and repayments of assets totalling US$277 million in Links and €11 million in Parkland, as well as asset sales of US$960 million in Links and €31 million in Parkland. While the market value of Links assets is currently lower than the senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses. The market value of Parkland assets increased in the fourth quarter of 2009 and now exceeds the amount of senior debt outstanding.
          The asset quality of Links remains high. Based on market value, approximately 51% of debt securities are rated Aa3 or better by Moody’s (84% in 2008) with 91% rated investment grade (98% in 2008). Approximately 47% are rated AA– or better by S&P (73% in 2008) with 92% rated investment grade (98% in 2008). Certain of the debt security ratings are on credit watch for downgrade. The senior notes of the SIVs have ratings consistent with BMO’s senior debt ratings of Aa1 (Moody’s) and A+ (S&P). On October 27, 2009, Moody’s placed the long-term senior debt ratings of Links and Parkland on review for possible downgrade as a result of its review of BMO’s long-term debt ratings. The SIVs hold a diversified mix of debt securities and the mix of securities is largely unchanged from October 31, 2008.
Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs)
The following table provides additional detail on select financial instruments that are held in our trading and available-for-sale portfolios. Most of our CDOs and collateralized loan obligations (CLOs) are fully hedged with other large financial institutions. Net CDO exposure is minimal at $16 million, and net CLO exposure is also minimal, at $125 million, consisting of the $101 million carrying value of unhedged and wrapped instruments and a $24 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch Ratings. The differences between hedged investment amounts and the carrying value of hedged investment amounts reflect mark-to-market losses, which are generally recoverable through total return or credit default swaps (CDSs). The underlying securities consist of a wide range of corporate assets. Approximately 20% of hedged investment amounts have been hedged through swaps with a single financial institution counterparty rated A. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. Another 60% of hedged investment amounts relate to two counterparties rated AAA for which we have recorded $109 million of hedge gains. The remaining 20% relates to a counterparty rated CC for which we have recorded $14 million of hedge gains.

68  BMO Financial Group 192nd Annual Report 2009

          Amounts in the table below exclude CDS protection purchases from two credit derivative product company counter-parties that have a market value of US$140 million (before deduction of US$17 million of credit valuation adjustments) with a US$1.5 billion notional value of CDOs’ CDS protection provided to other financial institutions in our role as intermediary.
          One of the credit derivative product counterparties’ credit rating is Ba1 and the subordinated notes of the other counterparty are rated BBB–/Caa1. The underlying security on the two exposures consists of three pools of broadly diversified single-name corporate and sovereign credits. Each of the pools has from 95 to 138 credits, of which 64% to 81% are investment grade with first-loss protection that ranges from 7.4% to 19.2% with a weighted average of 11.9% based on notional value.

Exposures to Other Select Financial Instruments (Canadian $ in millions) (1)

		Carrying		Carrying
		value of		value of	Cumulative
		unhedged and	Hedged	hedged	loss in value	Cumulative	Net losses
	Tranche	wrapped	investment	investment	of hedged	gain on	on hedged
As at October 31, 2009	rating	investments	amounts	amounts	investments	hedges	investments

CDOs (2)	AAA	16						Sundry securities
	CCC or below		258	57	(201)	201	–	Hedged with FI rated A

		16	258	57	(201)	201	–

CLOs	AAA	58						Mostly U.K. and European mid-sized corporate loans Hedged with monolines rated CC or better U.K. mid-sized enterprise loans
	AAA		943	855	(88)	67	(21)
	A− to AA+	43
	A− to AA+		419	360	(59)	56	(3)	Hedged with monolines rated AAA

		101	1,362	1,215	(147)	123	(24)

Residential MBS (4) (5) No subprime	AAA	33						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	A− to AA+	2						Wrapped with monolines rated AAA (3)
	CCC or below	15						Wrapped with monoline rated CC or no longer rated
U.S. subprime	A– to AA+		60	51	(9)	9	–	Hedged with FIs rated AA
	CCC or below		68	50	(18)	18	–	Hedged with FIs rated AA

		50	128	101	(27)	27	–

Commercial MBS (5)	AAA	25						European, U.K. and U.S. commercial real estate loans
	A− to AA+	138						Mostly Canadian commercial and multi-use residential loans

		163

Asset-backed	AAA	219						Mostly Canadian credit card receivables and auto loans
securities (ABS)	A− to AA+	128						Mostly Canadian credit card receivables and auto loans
	BBB− to BBB+	70						Collateral notes on Canadian credit card receivables

		417

FIs = Financial Institutions
(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.
(2)	CDOs include indirect exposure to approximately $49 million of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with a large non-monoline financial institution.
(3)	Certain ratings are under review.

(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. Residential MBS included in the hedged investment amounts of $128 million have exposure to an estimated $63 million of underlying U.S. subprime loans.
(5)	Amounts exclude BMO Life Assurance holdings of $34 million of residential MBS and $237 million of commercial MBS.

BMO Financial Group 192nd Annual Report 2009  69

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. Our arrangements with certain variable interest entities have been addressed on pages 66 to 68 and 71 to 72 of this MD&A. The discussion that follows addresses our remaining off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
           There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
           The maximum amount payable by BMO in relation to these credit instruments was approximately $73 billion at October 31, 2009 ($99 billion in 2008). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account customer behaviour, which suggests that only a portion of customers utilize the facility, and any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 121 of the financial statements.
           For the credit commitments outlined above, in the absence of an event that triggers a default, early termination by BMO may result in breach of contract.
Variable Interest Entities (VIEs)
Our interests in VIEs are discussed primarily on pages 66 to 68 in the BMO-Sponsored Securitization Vehicles and Structured Investment Vehicles sections and on pages 71 to 72 in the Accounting for Variable Interest Entities section. Capital and funding trusts are discussed below.
Capital and Funding Trusts
BMO Subordinated Notes Trust (SN Trust) issued $800 million of BMO Trust Subordinated Notes (the Notes) in 2007, the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in SN Trust and will do so at all times while the Notes are outstanding. We are not required to consolidate SN Trust. BMO will not terminate SN Trust while the Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the Notes and only with the approval of OSFI. We also provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2009 ($5 million in 2008). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the Notes on a subordinated basis.
           During 2009, BMO Capital Trust II (Trust II) was created to issue $450 million of BMO Tier 1 Notes – Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from BMO. We are not required to consolidate Trust II.
Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives (including but not limited to credit default swaps and written options), along with indemnification agreements.
           The maximum amount payable was $82 billion as at October 31, 2009 ($120 billion in 2008). However, this amount is not representative of our likely exposure as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment, and does not take into account recovery through recourse and collateral provisions.
           For a more detailed discussion of these agreements, please see Note 7 on page 124 of the financial statements.

70   BMO Financial Group 192nd Annual Report 2009

Critical Accounting Estimates

The Notes to BMO’s October 31, 2009 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the past 10 years, for our Canadian peer group, the average annual ratio has ranged from a high of 1.24% in 2002 to a low of 0.17% in 2004. This ratio varies with changes in the economy and credit conditions. If we applied these high and low ratios to average net loans and acceptances in 2009, our provision for credit losses would range from $2,205 million to $302 million. Our provision for credit losses in 2009 was $1,603 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 80 as well as in Note 4 on page 119 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2009, as well as a sensitivity analysis of our Level 3 assets, is included in Note 30 on page 157 of the financial statements.
          Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.
Valuation Adjustments ($ millions)

As at October 31	2009	2008

Credit risk	135	153
Liquidity risk	39	39
Administrative costs	8	7
Other	41	30

	223	229

The decrease in the adjustment for credit risk was due to narrower relative credit spreads between our counterparties and BMO.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before its scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different.
          Additional information concerning accounting for securitizations, including a sensitivity analysis for key assumptions, is included in Note 8 on page 125 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.
          We determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE based primarily on quantitative analysis. These include a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the expected losses and expected residual returns among the identified parties holding variable interests. These analyses enable us to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus which party should consolidate the entity.           We are required to reconsider if consolidation is required when our obligation to absorb expected losses or right to receive expected residual returns increases. If there is a change in events that leads to BMO absorbing the majority of the expected losses or residual returns, BMO would be required to consolidate the VIE as of the date of the change.
          With respect to the credit protection vehicle Apex, reconsideration events include BMO purchasing additional Notes, granting additional liquidity facilities, increasing the amount of the loan extended by BMO beyond what is contemplated under the existing credit lending facilities, or guaranteeing repayment of Notes held by third parties. Each of these reconsideration events could result in BMO absorbing additional expected losses or residual returns. It is not expected that such reconsideration events will occur in the near future.

BMO Financial Group 192nd Annual Report 2009  71

MANAGEMENT’S DISCUSSION AND ANALYSIS

           With respect to the structured investment vehicles Links and Parkland, reconsideration events include a purchase or sale by BMO of capital notes, provision of additional lending facilities, renegotiation of the loan facility provided by BMO, asset for capital note exchanges and provision of a guarantee by BMO to compensate noteholders for realized losses. The reconsideration event that is most likely to occur is a renegotiation of certain terms in our lending facilities. If we were to renegotiate certain terms of our lending facilities, we would not expect to consolidate based on our current assessment of our exposure to expected losses.
           Reconsideration events for our Canadian multi-seller conduits include the purchase or sale by BMO of asset-backed commercial paper (ABCP) issued by the vehicles and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor our exposure to expected losses to ensure they do not approach consolidation thresholds.
           Reconsideration events for our U.S. multi-seller conduit include the purchase by BMO of ABCP issued by the vehicle, the granting of additional liquidity facilities or credit enhancement, and a change in the size of the expected loss note. Repayment of the expected loss note would also be a reconsideration event and a third party would have to be found to absorb the exposure to the majority of the expected losses. Otherwise, BMO would be required to consolidate the vehicle. We monitor BMO’s exposure to expected losses as reconsideration events occur and increase the expected loss note so that consolidation is not required.
           Additional information concerning BMO’s involvement with variable interest entities is included on pages 66 to 68 as well as in Note 9 on page 127 of the financial statements.
Pension and Other Employee Future Benefits
BMO’s pension and other employee future benefits expense is calculated by our actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate expected equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
           Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year-end for our Canadian and U.S. plans using high quality corporate bonds with terms matching the plans’ specific cash flows.
          Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 24 on page 148 of the financial statements.
Other Than Temporary Impairment
We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until they recover in value or to maturity.
           At the end of 2009, there were total unrealized losses of $199 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $74 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
           Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 115 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
           Additional information regarding our accounting for income taxes is included in Note 25 on page 152 of the financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internally developed valuation models such as discounted cash flow models consistent with those used when we acquire businesses. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisitions and the availability of comparable acquisition data. Changes in each of these assumptions will affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2009, the estimated fair value of each of our groups of businesses was greater than its carrying value.
           Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2009, 2008 and 2007.
           Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 137 of the financial statements.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
           Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably

72   BMO Financial Group 192nd Annual Report 2009

estimated. BMO’s management and internal and external experts are involved in assessing any likelihood and estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities can be found in Note 29 on page 156 of the financial statements.
Caution
This Critical Accounting Estimates section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2009
Goodwill and Intangibles
On November 1, 2008, we adopted the CICA’s new accounting requirement for goodwill and intangible assets. We have restated prior periods to reflect this change. The new rules require us to reclassify certain computer software from premises and equipment to intangible assets. The impact of implementation of this new standard was not material to our results of operations or financial position and had no impact on net income. Additional details of the specific accounting change are provided in Note 13 on page 137 of the financial statements.
Classification and Measurement of Financial Instruments
We adopted the CICA’s new accounting requirements relating to the classification and measurement of financial assets as of November 1, 2008. The new standard redefines loans and receivables to include all non-derivative financial assets with fixed or determinable repayment terms that are not quoted in an active market. The standard also permits reclassification of available-for-sale securities to loans when there is no active market. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest. This change in accounting policy does not have any impact on our results of operations or financial position.

Future Changes in Accounting Policies
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
           In order to meet the requirement to transition to IFRS, in 2008 we established an enterprise-wide project and formed an executive steering committee. We are following a transition plan comprising three phases: (1) IFRS diagnostic assessment, (2) implementation and education, and (3) completion of all integration changes. The project remains on track: we have completed the diagnostic assessment, and the implementation and education phase of our transition is well advanced.
           The key elements of the implementation and education phase include identifying and implementing the necessary changes within our existing financial reporting or data collection processes to address the IFRS differences identified in our diagnostic assessment; developing and executing internal training and awareness programs; selecting accounting policy options permitted under IFRS; and, assessing possible impacts to the primary capital measures monitored by our regulator, OSFI. For details on the primary capital measures monitored by OSFI, refer to page 62.
           We are also assessing the exemptions to full restatement that are permitted under IFRS. Generally, with the adoption of IFRS, any change to our existing accounting policies must be applied retroactively and reflected in our opening balance sheet of the comparative period. There are, however, a number of exemptions from full restatement available under IFRS.
           The aspects of IFRS that have the potential to be the most impactful to the bank are those that deal with securities, provision for credit losses on loans, hedge accounting, asset securitization, variable interest entities, and pension and other employee future benefits. In response to financial reporting issues emerging from the global financial crisis, the IASB plans to make revisions to or to replace existing IFRS standards that address many of these areas. Some of the anticipated changes may be in effect prior to the bank’s transition date, such that IFRS may differ at transition date from its current form. However, it is likely that the majority of the changes will be in effect subsequent to the bank’s date of transition; with the result that the impact to the bank of adopting IFRS will extend beyond its transitional year.
Replacement of IAS 39 – Financial Instruments
The IASB’s project plan reflects the replacement of its existing financial instruments standard in several phases. The first phase was recently completed with the publication of IFRS 9 – Financial Instruments, which addresses the classification and measurement of financial instruments, including securities. This new standard will not be mandatory until fiscal 2014, which is post-IFRS implementation for the bank.
           The second phase of the financial instruments replacement is to replace the recognition and measurement requirement for impairment of financial instruments recorded at amortized cost, which includes loans. Based on draft papers issued by the IASB, significant changes to the existing standard are anticipated; however, the IASB indicated that the new standard is unlikely to require adoption until at least fiscal 2014.
           The IASB’s third phase will deal with hedge accounting. The IASB is scheduled to issue draft papers on this topic sometime in the first half of the 2010 calendar year. It is unclear when adoption will be required.
Derecognition – replacement of existing requirements within IAS 39
The IASB is addressing the derecognition requirements for when a financial asset or financial liability would be removed from an entity’s statement of financial position, which could impact whether securitized assets remain off-balance sheet. The IASB has provided a tentative publication date for the latter half of the 2010 calendar year. It is unclear when adoption will be required.
Replacement of IAS 27 – Consolidated and Separate Financial Statements
The IASB is examining the IFRS standard affecting off-balance sheet vehicles, which could impact the recognition requirements for variable interest entities relative to the current standard. The IASB has provided a tentative publication date for the latter half of the 2010 calendar year. It is unclear when adoption will be required.
Amendments to IAS 19 – Post-Employment Benefits (including pensions)
The IFRS standard that addresses pension and other employee future benefits is slated for revision by the IASB, with a tentative publication date sometime in the first half of the 2011 calendar year. The extent of the change as well as the timing of adoption are unclear.
Due to the uncertainty of the extent to which existing standards may change, combined with the uncertainty surrounding the adoption dates of any new or revised standard, we are not in a position to determine the impact of adopting IFRS on either our future financial results or primary capital measures at this time.
Caution
This Future Changes in Accounting Policies section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group 192nd Annual Report 2009   73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Annual Report on Disclosure Controls and
Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
           An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2009 by BMO Financial Group’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that, as at October 31, 2009, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
           BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
           Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
           BMO Financial Group’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2009.
           BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 109.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting in fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pre-Approval of Shareholders’ Auditors’ Services and Fees
Pre-Approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board of Directors ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2009 and 2008 were as follows:

Fees ($ millions) (1)	2009	2008

Audit fees	12.0	11.6
Audit-related fees (2)	0.2	0.1
Tax fees	–	–
All other fees (3)	0.2	0.1

Total	12.4	11.8

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2009 and 2008 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.

(3)	All other fees for 2009 and 2008 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2009 were translation services while 2008 included corporate recovery services grandfathered under BMO’s Auditor Independence Policy.

74    BMO Financial Group 192nd Annual Report 2009

Enterprise-Wide Risk Management
As a financial services company active in banking, investments, insurance and wealth management services, the management of risk is integral to our business. To achieve prudent and measured risk-taking, we are guided by an integrated risk management operating framework in our daily business activities and strategic planning process. The Risk Management Group develops our risk appetite, risk policies and limits and provides a review and oversight function across the enterprise on risk-related issues.

“We have maintained a strong focus on managing risk through a challenging economic environment and at the same time on continuing to strengthen the capabilities of our group.”
Tom Flynn Executive Vice-President and Chief Risk Officer BMO Financial Group
Strengths and Value Drivers
•	Strong credit risk management that provides customers with consistent access to financing solutions through the economic cycle.

•	Comprehensive risk management frameworks, covering all risks in the organization. We have strong market and credit risk disciplines and a systematic process for review and mitigation of operational risks.

•	Completion of our two-year change management project, the Risk Evolution Program, to strengthen our risk management organization by implementing best practices, reorganizing the risk organization and adding new senior talent in a number of areas.

•	Effective engagement model with our lines of business.

•	Experienced and respected team of risk professionals.
Challenges
•	A difficult global economic environment that resulted in the deterioration of asset quality and significant volatility in capital markets.

•	Acceleration in the pace of change related to providing effective risk oversight for an expanding array of products and services.

•	Increased demand for resources to meet regulatory changes and enhanced risk management processes and requirements.
Our Functional Groups
Central Risk Group provides oversight and support in the establishment of enterprise-wide risk management policies, infrastructure and processes.
Operating Group Risk Areas provide integrated risk oversight to our business groups in the management of risk in support of the execution of our business strategies to optimize return on capital.
nm – Not meaningful. Measure prior to 2008 is not comparable to later years as RWA is determined on a Basel II basis subsequent to 2007.

BMO Financial Group 192nd Annual Report 2009   75

MANAGEMENT’S DISCUSSION AND ANALYSIS
2009 Group Objectives and Achievements
During 2009 Risk Management Group had two principal objectives:
1.	Manage risk effectively in a difficult environment.

2.	Further strengthen our risk management practices by continuing the implementation of our Risk Evolution Program, a comprehensive program that we initiated at the end of 2007.
Manage risk effectively in the difficult environment.
•	Managed risks in a difficult economic environment by: reducing exposure to volatility in market risk and limiting our activities in certain areas to manage credit risk more effectively; revising our underwriting parameters; tightening lending standards as appropriate; accelerating reviews for industries of concern; enhancing our market risk capabilities with additional reporting, valuation capabilities and stress testing; adding resources to manage our impaired loan portfolios; expanding scenario analysis in operational risk; and enhancing the new products approval process.
Further strengthen our risk management practices.
•	We continued the implementation of our Risk Evolution Program during the year. Activities in the Risk Evolution Program were organized around five themes: ownership and accountability, risk transparency, risk-return optimization, partnership with the lines of business and implementing change with pace, and a strong enterprise risk management foundation.
Enhance our risk culture of ownership and accountability.
•	Championed and furthered implementation of the three-lines-of-defence operating model across the enterprise, with our Operating Groups, our Risk Management Group and other Corporate Support areas, and our Corporate Audit Group providing the first, second and third lines of defence, respectively.

•	Further reorganized parts of the group structure and added highly qualified employees.

•	Created greater focus on risk in strategic plans, performance management, leadership competency models and incentive compensation plan structures.
Enhance risk transparency.
•	Enhanced senior management, business unit and board risk reporting and discussions to provide greater insight and oversight, with improved clarity in information and reports.

•	Introduced a risk appetite dashboard to provide better transparency on risk profile, mix and concentration.

•	Completed in-depth analysis of all our trading desks to improve risk transparency.

•	Developed new leadership forums to discuss risk-return trade-offs and emerging risks.
Optimize risk-return.
•	Increased the use of risk-based pricing models in our Personal and Commercial lines of business.

•	Enhanced risk dialogue and assessment within our annual and long-term strategic planning processes.

•	Enhanced a number of our economic capital models.

•	Clarified definitions for enterprise risk appetite and tolerance to guide business unit strategy execution.

•	Enhanced limit management usage in market risk and lending areas.
Build partnerships with the lines of business
and implement change with pace.
•	Implemented new or revised engagement models with our line of business partners to improve risk transparency and risk dialogue.

•	Worked with our business partners to identify and develop growth opportunities.
Strengthen enterprise risk management foundation.
•	Enhanced risk education across the enterprise, including a comprehensive education program for all BMO executives, and developed training specifically targeted to Capital Markets Trading Products, Finance and Legal staff.

•	Defined levels of skill and competency in risk management capabilities to ensure that people are assigned to roles that suit their capabilities while meeting our risk management requirements.

•	Leveraged our Basel II infrastructure to further strengthen our risk management processes and our risk-based capital framework.

•	Established an IT strategy in support of the Risk Management foundation and plan to continue its development to align with BMO’s business and risk capabilities.

76  BMO Financial Group 192nd Annual Report 2009

Framework and Risks
Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2009 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA Handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing from the financial statement notes to the MD&A.

As a diversified financial services company active in a number of businesses, managing risk is integral to our operations. A disciplined risk management approach is essential to building competitive advantage and stability for our enterprise and has a twofold objective: to provide appropriate and independent risk oversight across the enterprise, and to partner with our lines of business in generating sustainable advantage.
          The effects of the economic downturn continue to be felt throughout the economy. Though not immune to the challenges presented by these difficult economic conditions, BMO has continued to exhibit a strong risk discipline and has struck a balance between ensuring our customers are well served and continuing to protect the interests of our shareholders. BMO has managed risk effectively throughout this period and is well positioned for the future.
          All financial institutions have learned lessons during the difficult conditions our industry has faced recently. At BMO, we began a process to incorporate lessons learned and recommendations for improvement over two years ago. Since then, very substantial progress has been made to incorporate best practice learning into our risk and business operations. While there is always more work to do, the steps we have taken together with a solid foundation have positioned us well for the future.

Operating Model
Our enterprise risk management framework includes our operating model and our risk governance structure, underpinned by our risk culture. The operating model and risk governance structure enable our business leaders and risk professionals to operate effectively and contribute to the appropriate oversight and management of risk.
          The concept of three lines of defence in the management of risk is fundamental to our operating model.
          The first line of defence in our management of risk is our operating groups who are responsible for the risks in their business. Their mandate is to identify suitable business opportunities and to adopt strategies and practices that will optimize return on capital or achieve other business objectives. Each operating group must ensure that it is acting within its delegated risk-taking authority, as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable them to operate within these limits.
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MANAGEMENT’S DISCUSSION AND ANALYSIS

          Our second line of defence in the management of risk is provided by our Risk Management Group and other Corporate Support areas. These groups partner with the operating groups in pursuing their business objectives and provide independent oversight. It is the responsibility of the Risk Management group to recommend and set corporate risk management policies and establish infrastructure, processes and practices that address all significant risks across the enterprise. Risk Management works with the lines of business in the assessment, quantification, monitoring and reporting of all significant risks to senior management and, as appropriate, the Board of Directors.
          Our third line of defence is our Corporate Audit Group. This group monitors the efficiency and effectiveness of controls across various functions within our operations, the reliability of financial reporting and compliance with applicable laws and regulations. The Corporate Audit Group provides timely independent assurance to stakeholders, through the Board of Directors, that BMO Financial Group is adequately and effectively identifying the risks it faces, is implementing appropriate controls and is following through on risk mitigation plans.
Risk Governance
The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines.
          This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram on the previous page.
          The governance of each risk enables risk-return optimization on both a portfolio and transactional basis, consistent with our risk appetite. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board of Directors to ensure that they provide effective guidance for the governance of our risk-taking activities. In each of our operating groups, management ensures that governance activities, controls and management processes and procedures are in place and operating effectively, consistent with our overall risk management framework. Individual governance committees further establish and monitor comprehensive risk management limits, consistent with and subordinate to the board-approved limits.
Limits and Authorities
BMO’s risk principles and risk appetite shape our risk limits, and these limits are reviewed and approved annually by the Risk Review Committee of the board and/or the Risk Management Committee:
•	credit and counterparty risk – limits on country, industry, portfolio/ product segments, group and single-name exposures;

•	market risk – limits on Market Value Exposure, Earnings Volatility and stress testing exposures; and

•	liquidity and funding risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity requirements.
The Board of Directors, through the Risk Review Committee and based on recommendations from the Risk Management Committee, delegates the setting of credit and market risk limits to the President and CEO, who in turn delegates more specific authorities to the CRO and the operating group CROs. These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities.
These delegated authorities are reviewed and approved annually by the Board of Directors and the Risk Review Committee. Risk Management Committee is responsible for establishing the criteria whereby these authorities may be further delegated throughout the organization, as well as the minimum control requirements relating to documentation, communication and monitoring of delegated authorities.
Risk Culture
At BMO, risk culture is characterized as the norms and behaviours exhibited by our employees and groups as they identify, understand and discuss risk and make choices in the face of both opportunity and risk. Our risk culture shapes the way we operate and manage risks, and also the way we partner with our colleagues to ensure the ongoing alignment of business strategies and activities within the limits of our risk appetite.
          Central elements of our risk culture are: an engagement model between Risk Management and business groups that encourages and creates risk transparency and a focus on risk-adjusted return; open and timely horizontal and vertical information-sharing and discussion; escalation of potential or emerging risks and areas of disagreement; continuous and constructive challenging of decisions and actions; effective communication of risk appetite; active learning from actions that fell short of expectations; business objectives incorporating risk appetite and appropriate risk-based measures; and performance assessments and incentives that appropriately incorporate risk-based measures.
          To enhance our risk management capabilities and support the continued strengthening of our risk culture, BMO has significantly enhanced its curriculum of relevant courses at BMO’s Institute for Learning. These courses, together with defined job descriptions, provide training and practice in sound risk management as a prerequisite to the granting of appropriate discretionary limits to qualified professionals. Over the past year, we have expanded our risk education strategy, which builds on our highly regarded credit risk management practices, through the creation of a series of programs tailored to our Board of Directors, Capital Markets trading professionals, executive leadership, and managerial and other risk management employees. These programs are designed to foster a deeper understanding of BMO’s capital and risk frameworks across the enterprise. They provide our employees and management with the tools and awareness required to undertake their accountabilities for risk and return, regardless of their position in the organization. This education strategy has been developed in partnership with our Institute for Learning, our risk professionals, and external risk experts and teaching professionals.
Risk Principles
The risks we face are classified as credit and counterparty, market, liquidity and funding, operational, insurance, business, model, strategic, reputation and environmental. Risk-taking and management activities across the enterprise are guided by the following principles:
•	Management of risk is shared at all levels of the organization, employing the concept of the three lines of defence.

•	The risk appetite is approved by the Risk Review Committee, and is aligned with BMO’s strategic direction.

•	ER&PM will monitor our risk management framework to ensure that our risk profile is maintained within the established risk tolerance and supported with adequate capital.

•	All material risks to which the enterprise is exposed will be identified, measured, managed, monitored and reported.

•	Decision-making will be based on a strong understanding of risk, accompanied by robust metrics and analysis.

78  BMO Financial Group 192nd Annual Report 2009

•	Business activities will be developed, approved and executed within established risk limits and will generate an appropriate level of return given their risk profile.

•	Economic capital will be used to measure and aggregate risk across all risk types and business activities to facilitate the incorporation of risk into the measurement of business returns.

•	Incentive compensation programs will be designed and implemented to incorporate motivation that balances short-, medium- and long-term profit generation with the achievement of sustainable, non-volatile earnings growth, in line with our risk appetite.
Risk Appetite
Our risk appetite speaks to the amount and type of risk that we are willing to accept given our guiding principles and our capital capacity. Senior management recommends our Risk Appetite Statement for approval by the Risk Management Committee and the Risk Review Committee of the board. Our Risk Appetite Statement is defined in both quantitative and qualitative terms and, among other things, includes:
•	Maintaining a capital position that meets or exceeds regulatory requirements, our risk-based capital requirement and the expectations of the market (rating agencies, investors and depositors), and considers stress capital requirements.

•	Not taking risks that cannot be transparently understood, managed and monitored.

•	Subjecting new products initiatives to a rigorous review and approval process to ensure risks are understood and can be managed.

•	Providing adequate resources for Risk Management, Finance and other Corporate Support functions.

•	Targeting a credit rating for BMO of AA– or better.
•	Not taking outsized risk positions that expose us to even low-probability adverse tail event risk that could jeopardize our credit ratings, capital position or reputation.

•	Maintaining a diversified and above-average quality lending portfolio relative to our peers.

•	Value at risk (VaR) that is not outsized relative to our peers.

•	Maintaining liquidity and funding positions that permit us to meet all funding commitments when they come due and maintain our liquidity risk profile at the peer group average.

•	Business practices and policies that ensure our reputation is safeguarded and protected at all times.
Risk Review and Approval
Risk review and approval processes are established by Risk Management Committee based on the nature, size and complexity of the risks involved. Generally, the risk review and approval process is a formal review and approval of various categories by either an individual, group or sub-committee of Risk Management Committee, independent of the originator. Delegated authorities and approvals by category are as follows:
Portfolio transactions: Transactions are approved through risk assessment processes for all types of transactions, including dual signatory authorities for credit risk and transactional and position limits for market risk.
Structured transactions: The Reputation Risk Management Committee and Trading Products Risk Committee review new structured products and transactions with significant reputation, legal, accounting, regulatory or tax risk.

BMO Financial Group 192nd Annual Report 2009  79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investment initiatives: Documentation of risk assessments is formalized through our investment spending optimization requests, which are reviewed and approved by Corporate Support areas.
New products and services: Policies and procedures for the approval of new or amended products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as the Operational Risk Committee, Trading Products Risk Committee and Reputational Risk Committee as appropriate.
Risk Reporting
Enterprise-level risk transparency and associated reporting are critical components of our framework and operating culture that allow all levels of business leaders, risk leaders and committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities.
          Internal reporting includes Enterprise Risk Chapters, which synthesize the key risks and associated metrics that the organization currently faces. The Chapters highlight top risks and potential or emerging risks to provide senior management and the Board of Directors with timely, actionable and forward-looking risk reporting on the significant risks our organization faces. This reporting includes material to facilitate dialogue on how these risks compare to our risk appetite and the relevant limits established within our framework. It also includes material on emerging risk and the actions taken by management to mitigate these risks.
          Regular reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as others in the investment community on a quarterly or annual basis.
Risk-Based Capital Assessment
Two measures of risk-based capital are used by BMO. These are Economic Capital and Basel II Regulatory Capital. Both are aggregate measures of risk that we undertake in pursuit of our financial targets.
          Our operating model provides for the direct management of each risk type but also provides for the management of risks on an integrated basis. Economic Capital is our integrated internal measure of risk underlying our business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic Capital is calculated for various risk types – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year.
          An enterprise-wide framework of scenario selection, analysis and stress testing assists in determining the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations under different conditions. Stress testing and scenario analysis measure the impact on our operations and capital of stressed but plausible operational, economic, credit and market events. Scenarios designed in collaboration with our economists, risk management groups, finance and lines of business are based on historical or hypothetical events, a combination thereof, or significant economic developments. Economic variables derived from these scenarios are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. The results provide senior management with significant insight into the sensitivity of our exposures to the underlying risk characteristics of specific industries.

Credit and Counterparty Risk
Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products, the holding of investment securities and securitization activities. BMO’s robust and effective credit risk management begins with our experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize lending transactions. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
Credit risk is assessed and measured using risk-based parameters:
Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of Probability of Default, Exposure at Default and Loss Given Default.
Exposure at Default (EAD) represents the outstanding amount of a credit exposure, adding back any specific provisions taken or any amounts partially written off. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.
Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.
Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.
Unexpected Loss (UL) is a measure of the amount by which actual losses may exceed expected loss in the normal course of business in a given period of time.

80  BMO Financial Group 192nd Annual Report 2009

Risk Rating Systems
BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the consumer/small business portfolio and the commercial/corporate portfolio.
Consumer and Small Business
The consumer and small business portfolio is made up of a diversified group of individual customer accounts and includes residential mortgages, personal loans and credit card and small business loans. These are managed as pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. Past performance is also used, along with borrower and loan characteristics, to define the overall credit risk profile of the portfolio, predict future performance of existing accounts for ongoing credit risk management and determine both economic capital and Basel II regulatory capital. Every exposure is assigned risk parameters, PD, LGD and EAD based on the performance of the pool, and these assignments are updated monthly to ensure up-to-date risk monitoring. The PD risk profile of the AIRB Retail portfolio as of October 31, 2009 was as follows:

PD risk profile	PD range	% of Retail EAD

Exceptionally low	≤ 0.05%	39.9
Very low	> 0.05% to 0.20%	18.6
Low	> 0.20% to 0.75%	24.1
Medium	> 0.75% to 7.00%	15.9
High	> 7.00% to 99.99%	1.2
Default	100%	0.3

Commercial and Corporate Lending
Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that applies to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk.
          BMO’s risk rating framework establishes counterparty risk ratings using methodologies and rating criteria based on the specific risk characteristics of each counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of their defaulting changes. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded. Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and terms of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.
The risk profile of the AIRB Wholesale portfolio as of October 31, 2009 was as follows:
Borrower Risk Rating Scale

		Moody’s Investor		% of
BMO		Services implied	Standard & Poor’s	total
rating	Description of risk	equivalent	implied equivalent	EAD

Investment grade

I-1	Undoubted/
	Sovereign	Aaa Sovereign	AAA Sovereign	34.6

I-2	Undoubted	Aaa/Aa1	AAA/AA+	1.8

I-3	Minimal	Aa2/Aa3	AA/AA−	5.2

I-4	Modest	A1/A2/A3	A+/A/A−	6.0

I-5	Modest	Baa1	BBB+	2.2

I-6	Average	Baa2	BBB	14.0

I-7	Average	Baa3	BBB−	7.8

Total investment grade				71.6

Non-investment grade

S-1	Acceptable	Ba1	BB+	9.6

S-2	Acceptable	Ba2	BB	6.5

S-3	Marginal	Ba3	BB−	4.6

S-4	Marginal	B1	B+	3.7

Total non-investment grade				24.4

Watchlist

P-1	Uncertain	B2	B	0.9

P-2	Watchlist	B3	B−	0.9

P-3	Watchlist	Caa/C	CCC/C	0.7

Total watchlist				2.5

D-1	Default	C	D	1.5

D-2	Default
	and Impaired	C	D	–

Total default and impaired				1.5

Policies and Standards
BMO’s credit risk management framework is built on governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. The framework elements are reviewed on a regular basis to ensure they are current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these lending principles.
Credit Risk Governance
The Risk Review Committee of the Board of Directors ultimately provides oversight for the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the board and senior management committees. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The credit review process ensures that an appropriate structure, including covenant monitoring, is in place for each account. The frequency of reviews is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention where appropriate. Corporate Audit Group reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.

BMO Financial Group 192nd Annual Report 2009  81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Portfolio Management
BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times. Limits are in place for several portfolio dimensions, including industry, country, product and single name concentrations, as well as transaction-specific limits. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-size businesses.
          BMO employs a number of measures to mitigate and manage credit risk. These measures include but are not limited to strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, redistributing exposures, and buying or selling insurance through guarantees or credit default swaps.
          Total enterprise-wide outstanding credit exposures were $356 billion as at October 31, 2009, comprised of $233 billion in Canada, $95 billion in the United States and $28 billion in other jurisdictions. Credit portfolio quality is discussed on page 43. Note 4 on page 119 of the financial statements and Tables 11 to 19 on pages 102 to 105 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Collateral Management
The purpose of collateral for credit risk mitigation is to minimize losses that could otherwise be incurred and to protect funds employed in credit risk activities. Depending on the type of borrower, the assets available and the structure and term of the credit requirements, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation as prescribed in the relevant governing procedures, which incorporate set formulas for certain asset types in the context of current economic and market circumstances.
Allowance for Credit Losses
Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses, the sum of which is sufficient to reduce the book value of credit assets to their estimated value. Specific allowances reduce the aggregate carrying value of credit assets where there is evidence of deterioration in credit quality. We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered, along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

Market Risk

BMO incurs market risk in its trading and underwriting activities and structural banking activities.
          As part of our enterprise-wide risk management framework, we employ extensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including the Trading Products Risk Committee, Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;

•	an Economic Capital plan process that incorporates market risk measures (market value exposures, stress testing);

•	a process for the effective valuation of trading positions and measurement of market risk;

•	development of appropriate policies and corporate standards;

•	a well-developed limit-setting and monitoring process;

•	controls over processes and models used; and

•	a framework of scenario and stress tests for worst-case events.
BMO’s primary high-level market risk measures for Structural Market Risk are Market Value Exposure (MVE) and Earnings Volatility (EV). The primary market risk measure for Trading and Underwriting is MVE. EV is still calculated for Trading and Underwriting, even though it is not a primary market risk measure. The market value and earnings volatility exposures at October 31, 2009 and 2008 are summarized in the following table.

82  BMO Financial Group 192nd Annual Report 2009

MVE and EV for Trading and Underwriting
and Structural Positions ($ millions)*

	Market	12-month	Market	12-month
As at October 31	value	earnings	value	earnings
(After-tax Canadian equivalent)	exposure	volatility	exposure	volatility

	2009	2009	2008	2008

Trading and underwriting	(18.2)	(14.3)	(33.4)	(28.7)
Structural	(353.1)	(69.0)	(267.9)	(30.2)

*	Measured at a 99% confidence interval.
Trading and underwriting MVE and EV decreased over the past year primarily as a result of the transfer of certain portfolios to our available-for-sale portfolios, coupled with a lower credit spread environment. Structural MVE increased over the prior year primarily due to higher modelled interest rate volatility and growth in common shareholders’ equity. Structural EV increased over the prior year primarily owing to the lower interest rate environment, as further reductions in interest rates reduce yields on assets more than rates paid on deposits.
BMO’s Market Risk group provides oversight of trading and underwriting and structural portfolios with the goal of ensuring:
•	market risk of trading and underwriting and structural portfolios is measured and modelled in compliance with corporate policies and standards;

•	risk profiles of our trading and underwriting and structural portfolios are maintained within our risk appetite, and are monitored and reported to traders, senior executives, management and board committees;

•	proactive identification and reporting to senior executives, management and board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures; and
•	all individuals authorized to execute trading and underwriting and structural transactions on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by providing access to and guidance on the relevant corporate policies and standards.
Trading and Underwriting Market Risk
To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.
          VaR and stress testing are portfolio estimates of risk but have limitations. Among the limitations of VaR are its assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, Trading Products Risk Committee, Risk Management Committee and Risk Review Committee on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. However, during the year, measures were taken to strengthen the infrastructure supporting the capture of basis risk within the model, as well as the identification and measurement of the stress test scenarios. Neither VaR nor stress testing are viewed as predictors of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the respective stakeholders. All risk exposures that exceed their respective delegated limits are escalated to senior management for resolution in a timely manner. The business in question is required to either bring the exposure to within limits or consult with the Market Risk group on the appropriate action to be taken.
          Within the Market Risk group, the Valuation Product Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and issuer risk procedures in accordance with regulatory requirements and GAAP;

•	establishing official rate sources for valuation of mark-to-market portfolios; and

•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
BMO’s Independent Price Verification process is used to validate valuations derived from trader inputs. This past year, the process has been strengthened with additional resources and modelling, as well as enhanced coverage to include available-for-sale (AFS) positions. Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is implemented in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between the line of business, Market Risk group, Capital Markets Finance and Accounting Policy to obtain concurrence on all valuation reserves and adjustments.
          At minimum, the following major categories of valuation reserves are considered when determining appropriate valuation
BMO Financial Group 192nd Annual Report 2009  83

MANAGEMENT’S DISCUSSION AND ANALYSIS
adjustment/reserve levels: credit spreads, close-out costs, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities. Level 1 covers the use of quoted market prices in the fair valuation process, Level 2 covers internal models with observable market information and Level 3 covers internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair valuation measurements can be found in Note 30 on page 159 of the financial statements.
          Our models are used to determine market risk Economic Capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          BMO measures the market risk for trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the market risk for money market portfolios that are subject to accrual accounting rules under GAAP and are accorded banking book regulatory capital treatment.
          For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’s Trading Book Value at Risk model. Our Trading Book Value at Risk model is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence interval and reflects the correlations between the different classes of market risk factors. For money market accrual portfolios, VaR is computed using an Analytic Value at Risk approach.
          We use a variety of methods to verify the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
     Market risk exposures arising from trading and underwriting activities are summarized in the following table. The correlations and volatility data that underpin our models are updated quarterly. The last update occurred in October 2009; as a consequence the MVE measures are reflective of current volatility.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2009
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.7)	(0.7)	(1.7)	(0.4)
Equity risk	(10.2)	(9.6)	(16.3)	(5.5)
Foreign exchange risk	(0.8)	(3.4)	(8.2)	(0.4)
Interest rate risk (mark-to-market)	(18.4)	(16.3)	(29.1)	(9.2)
Diversification	11.4	10.1	nm	nm

Comprehensive risk	(18.7)	(19.9)	(31.2)	(13.4)
Interest rate risk (accrual)	(7.3)	(10.5)	(15.8)	(5.7)
Issuer risk	(1.9)	(3.5)	(9.5)	(1.3)

Total MVE	(27.9)	(33.9)	(52.1)	(24.2)

*	One-day measure using a 99% confidence interval.

nm – not meaningful

For the year ended October 31, 2008
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.9)	(3.1)	(6.8)	(0.9)
Equity risk	(7.3)	(10.9)	(18.5)	(5.6)
Foreign exchange risk	(1.4)	(1.4)	(4.3)	(0.3)
Interest rate risk (mark-to-market)	(30.6)	(18.9)	(35.0)	(8.7)
Diversification	6.4	9.2	nm	nm

Comprehensive risk	(33.8)	(25.1)	(39.3)	(14.5)
Interest rate risk (accrual)	(11.6)	(5.7)	(12.5)	(1.3)
Issuer risk	(6.1)	(5.2)	(8.4)	(2.6)

Total MVE	(51.5)	(36.0)	(57.9)	(24.0)

*	One-day measure using a 99% confidence interval.

nm – not meaningful

(1)	November 28: Primarily reflects credit valuation adjustments. Daily Net Revenue ($81.6MM).

(2)	December 18: Primarily reflects credit valuation adjustments. Daily Net Revenue ($106.3MM).

(3)	December 31: Primarily reflects credit valuation adjustments. Daily Net Revenue ($82.9MM).

(4)	January 30: Primarily reflects valuations adjustments including APEX writedowns.

Daily Net Revenue ($207.8MM).

(5)	February 27: Primarily reflects credit valuation adjustments. Daily Net Revenue ($73.4MM).

(6)	March 18: Primarily reflects credit valuation adjustments. Daily Net Revenue ($103.9MM).

(7)	March 31: Primarily reflects credit valuation adjustments. Daily Net Revenue $64.7MM.

(8)	April 24: Primarily reflects credit valuation adjustments. Daily Net Revenue $214.4MM.

(9)	April 30: Primarily reflects valuations adjustments including APEX writedowns.

Daily Net Revenue ($179.7MM).

(10)	May 29: Primarily reflects positive impact of tighter credit spreads on certain trading positions and month end adjustments including credit valuation adjustments.

Daily Net Revenue $99.6MM.

84  BMO Financial Group 192nd Annual Report 2009

The distribution of our daily net revenue for the portfolios has been affected by periodic valuation adjustments as outlined in the notes to the preceding Trading and Underwriting Net Revenues versus Market Value Exposure graph.
Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, as well as certain fees and commissions directly related to those activities.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and derivatives. Embedded option risk results from product features that allow customers to alter scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The net interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option risk exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by assessing at the start of each quarter whether to enter into foreign exchange forward contract hedges that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter.
          The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. The size of the impact on the Canadian dollar equivalents depends on the level of U.S.-dollar-denominated results and the movement in the exchange rate. If future results are consistent with the range of results for the past three years, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million and -$5 million. An increase of one cent would have the opposite effect.
          Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlation between market variables.
          Structural MVE, as indicated on page 83, increased over the prior year primarily due to higher modelled interest rate volatility and growth in common shareholders’ equity. Structural EV increased from the prior year primarily owing to the lower interest rate environment, as further reductions in interest rates reduce yields on loans more than rates paid on deposits.
          In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. Gap analysis is disclosed in Note 20 on page 142 of the financial statements.

BMO Financial Group 192nd Annual Report 2009  85

MANAGEMENT’S DISCUSSION AND ANALYSIS

          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group. The changes in sensitivity from the prior year reflect the low interest rate environment.
Structural Interest Rate Sensitivity ($ millions)*

After-tax Canadian equivalent	As at October 31, 2009		As at October 31, 2008
	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity

100 basis point increase	(229.6)	11.0	(220.8)	(4.4)
100 basis point decrease	165.2	(75.6)	169.2	(21.0)

200 basis point increase	(506.4)	(10.6)	(488.6)	(16.2)
200 basis point decrease	255.3	(62.9)	328.4	(177.6)

*Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers use embedded options to alter those terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models assume a maturity profile that considers historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict customer behaviour are also used in support of product pricing and performance measurement.

Liquidity and Funding Risk

Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          We actively manage liquidity and funding risk across the enterprise by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high-quality credit assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments, and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum amount of liquid assets to be held at all times.
          It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee;
•	an independent oversight group within Corporate Treasury;
•	a Risk Review Committee-approved limit structure to support the maintenance of a strong liquidity position;
•	effective processes and models to monitor and manage risk;
•	strong controls over processes and models and their uses;
•	a framework of scenario tests for stressed operating conditions; and
•	contingency plans to facilitate managing through a disruption.
Fiscal 2009 began in an environment in which global wholesale funding capacity had been reduced for all banks due to the financial disruption that started in 2007 and was exacerbated by the collapse of Lehman Brothers in September 2008. Coordinated global efforts by governments and central banks to provide liquidity and stabilize financial markets that began in 2007 have led to improved confidence and an increase in wholesale funding capacity for all market participants. Short-term money market funding has remained available to BMO during this time, and BMO has seen an increase in deposit levels as investors have moved assets to BMO in a “flight to safety.” BMO’s liquidity and funding management framework has been effective in ensuring we maintained a sound position throughout this disruption in the financial markets, and continues to help ensure that we will maintain a sound position.
          Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries, as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding position.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio. The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 31.9% at October 31, 2009, up from 29.1% in 2008, and averaged 28.9% for the years 2005 to 2007. The ratio reflects a strong liquidity position.
          Cash and securities totalled $124.1 billion at the end of the year, compared with $121.2 billion in 2008.
          Liquidity provided by cash and securities is supplemented by securities borrowed or purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet financial commitments. Securities borrowed or purchased under resale agreements totalled $36.0 billion at the end of the year, up from $28.0 billion in 2008.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2009, $39.3 billion of cash and securities and $25.9 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $37.7 billion and $22.9 billion, respectively, in 2008.

86  BMO Financial Group 192nd Annual Report 2009

These changes were driven by trading activities. Additional information on cash and securities can be found in Table 5 on page 97 and in Notes 2 and 3 beginning on page 115 of the financial statements.
Core deposits are comprised of customer operating and savings account deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $95.4 billion at the end of the year, up from $85.8 billion in 2008, and U.S. dollar and other currency core deposits totalled US$27.7 billion at the end of the year, down from US$32.8 billion in 2008. The decrease in U.S. dollar and other currency core deposits reflects investors’ flight to safety in 2008 and the subsequent return of those funds to higher yielding investments as markets normalized in 2009. U.S. dollar and other currency core deposits have increased from pre-2008 levels. Larger fixed-date customer deposits totalled $23.0 billion at the end of the year, compared with $20.2 billion in 2008. Total deposits decreased $21.5 billion during 2009 to $236.2 billion at the end of the year. The decrease in total deposits primarily reflects the impact of the depreciation of the U.S. dollar relative to the Canadian dollar, the decline in U.S. dollar and other currency core deposits noted above and repayment of wholesale deposits given lower loan balances.
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 106.8% of loans at the end of the year, up from 94.2% in the prior year.
          Our funding philosophy requires that wholesale funding used to support loans is longer term (typically maturing in two to ten years) to better match the terms to maturity of our loans. Wholesale funding that supports liquid trading and underwriting assets and liquid available-for-sale securities is generally shorter term (maturing in less than two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region. BMO has the ability to raise long-term funding through various platforms, including Canadian, European and U.S. Note Programs, a European Mortgage Covered Bond Program, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, and Canadian and U.S. senior (unsecured) deposits. Information on deposit maturities can be found in Table 20 on page 106.
          Our funding capacity and collateral requirements are dependent on our credit ratings. Our senior debt ratings remained unchanged in 2009. All four ratings are indicative of high-grade, high-quality issues. They are DBRS (AA); Fitch Ratings (AA−); Moody’s Investor Service (Aa1); and Standard & Poor’s Ratings Services (A+). In October 2009, Moody’s placed the long term ratings of BMO and all of its subsidiaries on review for downgrade. Moody’s rating action has not impacted BMO’s funding capacity or collateral requirements. DBRS, Fitch and S&P have a stable outlook for BMO. Certain agreements could require incremental funding or collateral under lower ratings. Minor downgrades would not be expected to materially influence our funding capacity or collateral requirements; however, a series of downgrades could have adverse consequences.
Long-term Wholesale Funding Sources ($ millions)

As at October 31	2009	2008	2007	2006	2005

Unsecured long-term wholesale funding	21,756	35,274	21,628	16,840	10,459
Secured long-term wholesale funding	4,162	4,396	–	–	–
Mortgage and credit card securitization issuances	28,047	25,077	12,992	9,792	5,918

Unsecured Long-term Wholesale Funding Maturities ($ millions)

As at October 31, 2009

Less than	1 to	2 to	3 to	4 to	Over
1 year	2 years	3 years	4 years	5 years	5 years	Total

10,430	3,761	2,979	1,105	525	2,956	21,756

Operational Risk
Operational risk is inherent in all business activities and can never be entirely eliminated; however, shareholder value can be preserved and enhanced by managing, mitigating and, in some cases, insuring against operational risk.
          To achieve this goal, BMO established an Enterprise Operational Risk Management group, which has developed an
Operational Risk Management Framework (ORMF) that includes identification, measurement, management, monitoring, Economic Capital attribution and risk control and mitigation elements. This group gives effect to the ORMF within corporate policy, oversees the risk assessment methodology and defines the reporting requirements. A variety of underlying processes and controls have been developed as part of this framework, including risk and control self-assessments, business contingency plans, event management, change management, outsourcing management and acquisition and integration management. Process enhancements under development include operational risk quantification, system support and performance metrics. Scenario analysis is also being incorporated into a number of current ORMF processes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of Risk Management Committee (RMC). ORC has oversight responsibility for operational risk strategy, management and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.
          Operational risk is difficult to measure, since it is inherent in business activities and is not like other risks we actively seek to manage. BMO’s intention is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, ORC, RMC and the Board of Directors. Operational risk programs work with other risk disciplines to better manage converging risks across the enterprise.
          Each line of business is responsible for using ORMF processes and control programs to manage its operational risk within the guidance provided by corporate policy and standards. To ensure that all operational risks to which a line of business is exposed are adequately managed, Corporate Support areas provide guidance and oversight for specific risks across the organization. Primary Corporate Support areas include Finance, Business Continuity, Legal, Compliance, Privacy, Human Resources and Technology and Operations.
          Secondary mitigation of certain operational risk exposures is provided through insurance. BMO purchases insurance in amounts that provide protection against unexpected material loss and when insurance is required by law, regulation or contractual agreement.
          Under Basel II methodologies, BMO has implemented The Standardized Approach (TSA) for the calculation of operational risk regulatory capital requirements enterprise-wide. TSA processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels.

Insurance Risk

Insurance risk can be grouped into the following categories:
•	Claims risk – The risk that the actual magnitude or frequency of claims will differ from the levels assumed in the pricing/underwriting process. Claims risk includes mortality risk, morbidity risk and natural catastrophe risk.

•	Policyholder behaviour risk – The risk that the behaviour of policyholders relating to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations.

•	Expense risk – The risk that actual expenses associated with acquiring and administering policies and claims processing will exceed the expected expenses assumed in pricing calculations.
Insurance risk approval authority is delegated by BMO’s Board of Directors to senior management.
          The boards of directors of our insurance subsidiaries are responsible for the stewardship of their respective insurance companies. This includes BMO Life Assurance Company (formerly AIG Life of Canada), which was purchased in 2009. Through oversight and monitoring, the boards are responsible for ensuring the insurance subsidiaries are managed and function in accordance with established insurance strategies and policies.
          BMO’s Enterprise Risk and Portfolio Management group is responsible for providing risk management direction and oversight to the insurance businesses. The Appointed Actuaries of our Canadian insurance subsidiaries are appointed by the boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for the policyholder liabilities, the solvency of the insurance company and fairness of treatment of participating policyholders. In accordance with OSFI Guideline E-15, the work of the Appointed Actuary is subject to an external, independent review by a qualified actuary every three years.
          Consistent with BMO’s three-lines-of-defence risk management model, our insurance subsidiaries “own” the risk in their businesses. Risk Management, together with other Corporate Support areas, provides a second line of defence and Corporate Audit a third.
          BMO’s Board of Directors delegates through the Insurance Corporate Policy the authorities and limits for managing insurance risk. Enterprise Risk and Portfolio Management provides an independent risk framework that ensures compliance with applicable policies, as well as subsidiary policies, with any exceptions requiring approval of Enterprise Risk and Portfolio Management.
          A robust new products approval process is a cornerstone for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products and for the appropriate pricing of our insurance offerings. When combined with effective guidelines and practices for underwriting and claims management, this process provides us with the tools to effectively manage risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk.
          Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the CICA. Actuarial liabilities are calculated using the Canadian asset liability method, which includes provisions for adverse deviations to ensure the adequacy of the liabilities. The liabilities are validated through extensive internal and external reviews and audits.
          Our insurance subsidiaries provide independent evaluation and reporting on insurance risk exposures to their boards of directors and at the enterprise level. The insurance businesses are also incorporated into risk reporting at the Private Client Group level. Reporting includes an assessment of all risks facing the insurance subsidiaries, trends relating to claims and adequacy of provisions for actuarial liabilities.

88  BMO Financial Group 192nd Annual Report 2009

Business Risk
Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. It identifies factors related to the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs.
          BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.
          Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks that may affect earnings arising from changes in business volume and cost structure, among other factors.

Model Risk

BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital management methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have effective controls over the development, implementation and application of these models.
          BMO uses a variety of models, which can be grouped within six categories:
•	valuation models for valuation of assets, liabilities or reserves;

•	risk exposure models measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

•	capital and stress testing models for measuring capital, capital allocations and regulatory and economic capital management;

•	fiduciary models for asset allocation, optimization and portfolio management;

•	major business strategy models to forecast the possible outcomes of new strategies in support of our business decision process; and

•	models driven by regulatory and other stakeholder requirements.
Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise. All models are rated according to their risk levels, which determines the frequency of ongoing review.

Strategic Risk

Strategic risk arises from two sources: external risks inherent in the business environment within which BMO operates and the risk of potential loss if BMO is unable to deal with those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic management process.
          BMO’s Office of Strategic Management (OSM) oversees the governance and management processes for identifying, monitoring and mitigating strategic risks across the enterprise. A rigorous strategic management process incorporates a consistent approach to the development of strategies and incorporates accurate and comprehensive financial information linked to financial commitments. The OSM works with lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards.
          Included in this process is a review of the changing business environments within which each of our lines of business operates, including broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to test assumptions and ensure that strategies reflect current and potential future environments.
          Performance commitments established through the strategic management process are regularly monitored and reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Reputation Risk
BMO’s reputation is one of its most valuable assets, and must be protected and safeguarded. Key to effectively building and maintaining BMO’s reputation is fostering a business culture in which integrity and ethical conduct are core values.
          The potential for damage to BMO’s reputation exists in every business decision. Therefore, we believe that active, ongoing and effective management of reputation risk is best conducted through integration of explicit assessments of reputation risk into strategy development, strategic and operational implementation and transactional or initiative decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework.
          It is the responsibility of all employees to conduct themselves in accordance with FirstPrinciples, BMO’s code of conduct, and thus build and maintain BMO’s reputation.
          The Reputation Risk Management Committee considers significant potential reputation risks to the enterprise, specifically reviewing complex credit and structured financings as required.

Environmental Risk
We are committed to minimizing the impact of our operations on the environment and to demonstrating leadership by integrating environmental considerations into our business practices.
          Environmental risk management activities are overseen by both the Corporate Sustainability and the Environmental Sustainability groups, with support from our lines of business and other Corporate Support areas.
          Environmental risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, unsustainable resource use, pollution, waste and water. We work with external stakeholders to understand the impact our operations have in the context of these issues, and we use this understanding to determine the consequences for our businesses.
          In addition, specific line of business guidelines outline how environmental risk inherent in lending activities is managed. Environmental risks associated with lending transactions are managed within BMO’s credit and counterparty risk framework by our experienced professionals. Specific guidelines related to climate change are applied to transactions with clients operating in emissions-intensive industry sectors, and we adhere to the standards set out in the Equator Principles, a framework for evaluating social and environmental risk in project finance transactions based on the World Bank’s International Finance Corporation Performance Standards.
          We have committed to being carbon neutral in 2010 with respect to energy and transportation by reducing absolute emissions relative to 2007 baseline levels, purchasing renewable energy and using carbon offsets. We measure our progress using an enterprise-wide greenhouse gas inventory tool that complies with recognized international guidelines. Annually, the absolute emissions numbers are reviewed to assess progress toward our reduction objectives, with corrective measures implemented as required.
          Environmental risk is addressed in our board-approved sustainability corporate policy. Executive oversight of our environmental activities is provided by BMO’s Sustainability Council, comprised of executives representing the various areas of the organization.
          Senior management committees are provided with reports on the progress of activities mandated by our environmental strategy, as appropriate. Our environmental policies and practices are outlined in detail in our Corporate Responsibility Report and Public Accountability Statement, which is published each year and is available on our website. We also report on our Equator Principles experience on our website.

90  BMO Financial Group 192nd Annual Report 2009

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The adjacent table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.
GAAP and Related Non-GAAP Measures used in the MD&A

($ millions, except as noted)	2009	2008	2007

Total non-interest expense (a)	7,381	6,894	6,601
Amortization of acquisition-related intangible assets (1)	(44)	(42)	(46)

Cash-based non-interest expense (b) (2)	7,337	6,852	6,555

Net income	1,787	1,978	2,131
Amortization of acquisition-related intangible assets, net of income taxes	35	35	38

Cash net income (2)	1,822	2,013	2,169
Preferred share dividends	(120)	(73)	(43)
Charge for capital (2)	(1,770)	(1,535)	(1,523)

Net economic profit (2)	(68)	405	603

Revenue (c)	11,064	10,205	9,349
Revenue growth (%) (d)	8.4	9.2	(6.4)
Productivity ratio (%) ((a/c) x 100)	66.7	67.6	70.6
Cash productivity ratio (%) ((b/c) x 100) (2)	66.3	67.1	70.1
Non-interest expense growth (%) (e)	7.1	4.4	3.9
Cash-based non-interest expense growth (%) (f) (2)	7.1	4.5	3.9
Operating leverage (%) (d – e)	1.3	4.8	(10.3)
Cash operating leverage (%) (d – f) (2)	1.3	4.7	(10.3)
EPS (uses net income) ($)	3.08	3.76	4.11
Cash EPS (uses cash net income) ($) (2)	3.14	3.83	4.18

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.
(2)	These are non-GAAP amounts or non-GAAP measures.
(3)	The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

Review of Fourth Quarter Performance
Results in the fourth quarter of 2009 were strong, reflecting good revenue growth and effective expense management. BMO’s focus on customers continued to yield results. In P&C Canada there was robust growth in both revenue and net income. Our U.S. retail banking franchise saw net income improve from a year ago when results were lowered by integration and other costs. Private Client Group results were up strongly from a year ago when results were affected by charges associated with the decision to purchase certain holdings from our U.S. clients. Net income in BMO Capital Markets was in line with the fourth quarter of 2008, which benefited from significant recoveries of prior periods’ income taxes. Revenues were up sharply and expenses were well controlled.
          BMO’s net income was $647 million, an increase of $87 million or 16% from the fourth quarter of 2008. Summary income statements and data for the quarter and comparative quarters are outlined on page 94. Notable items totalling $125 million after tax affected quarterly results in the fourth quarter of 2008. They included charges of $45 million pre-tax related to the deterioration in the capital markets environment and a $150 million increase in the general allowance for credit losses.
          Personal and Commercial Banking net income increased $83 million or 25% from a year ago to $419 million. P&C Canada net income increased $70 million or 22% to $394 million. There was good volume growth in each of our personal, commercial and cards businesses, led by volume growth in most products and an improved net interest margin. There was particularly strong growth in personal and commercial deposits. Good revenue growth, together with effective management of operating expenses while investing for the future, resulted in strong cash operating leverage of 9%. Revenue rose $100 million or 8% and non-interest expense decreased $5 million or 1%.
          P&C U.S. net income increased US$12 million from a year ago to US$23 million. Results benefited from reductions in integration costs related to our Wisconsin subsidiaries and the Visa litigation accrual. There are higher levels of impaired loans and the costs of managing this portfolio reduced net income in the quarter by US$12 million (by US$9 million a year ago). Cash net income was US$39 million, including a severance charge of US$2.4 million after tax, on a basis that adjusts for the impact of impaired loans, integration costs and the Visa litigation accrual. This was in line with the preceding five quarters, where cash net income on this basis had exceeded US$40 million.
          Private Client Group net income was $110 million, an increase of $26 million or 32% from last year. Results in the fourth quarter of 2008 included charges of $31 million ($19 million after tax) associated with the decision to purchase certain holdings from our U.S. clients in the difficult market environment. The BMO Life Assurance acquisition increased net income by $9 million. Revenues were lower in the brokerage businesses but effective expense control contributed to improved results. Assets under management and administration benefited from improving market conditions, growing $8 billion or 3% from a year ago despite a $9 billion decline related to the weaker U.S. dollar.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

          BMO Capital Markets net income of $289 million was in line with a year ago. However, results a year ago benefited from a $52 million recovery of prior periods’ income taxes and a higher proportion of tax-exempt revenue. In this quarter, there were no capital markets environment charges. The prior year included largely offsetting gains and losses with respect to the capital markets environment. Revenue for the quarter increased $172 million from a year ago to $894 million. Corporate banking revenues increased significantly, primarily as a result of higher lending fees and higher net interest income. Equity and debt underwriting fees were also up from the prior year. Trading revenues were down from a year ago and investment securities gains increased.
          Corporate Services net loss of $171 million increased $21 million from the fourth quarter of 2008. Provisions for credit losses were $106 million better as results a year ago included a $150 million increase in the general allowance for credit losses. Revenues were $135 million worse, primarily due to lower mark-to-market gains on hedging activities than in the prior year, the impact of credit card securitizations completed in the latter part of 2008 and lower one-time securitization gains in 2009.
          BMO’s revenue increased $176 million or 6% from a year ago to $2,989 million. There was good growth in all of the operating groups and a reduction in Corporate Services. The weaker U.S. dollar decreased revenue by $20 million or 1%.
          Net interest income in the current quarter increased $33 million or 2% from a year ago. BMO’s overall net interest margin improved by 2 basis points, driven by P&C Canada due mainly to favourable prime rates relative to bankers’ acceptance rates and actions to mitigate the impact of rising long-term funding costs. Average earning assets increased $3 billion or 1%, driven by Private Client Group as a result of the inclusion of BMO Life Assurance in 2009 and loan growth in Private Banking.
          Non-interest revenue increased $143 million or 10% from a year ago. The improvement was in part attributable to the prior year’s $45 million of charges related to the deterioration in the capital markets environment. They comprised $228 million of charges in securities gains (losses) other than trading, a reduction of $30 million in other revenue and a $213 million increase in trading non-interest revenue. There were higher lending and underwriting fees in BMO Capital Markets, increased revenues in Private Client Group attributable to the BMO Life Assurance acquisition in the second quarter of 2009 and increases in securitization revenues.
          Non-interest expense decreased $39 million or 2% from a year ago to $1,779 million. There were decreases in each of the groups except Private Client Group and Corporate Services, which both increased modestly. The weaker U.S. dollar reduced expense by $12 million or 1%. This was offset by higher expenses of $15 million from the impact of acquired businesses. Decreased expenses were reflected in lower salaries expense, due to fewer staff, and reductions in computer costs, professional fees and capital taxes. Performance-based compensation was modestly higher and benefits costs increased. Cash operating leverage was 8.3% in the current quarter.
          Specific provisions for credit losses for the quarter totalled $386 million and there was no increase in the general allowance. Provisions totalled $465 million a year ago and included an increase in the general allowance of $150 million. Specific provisions this quarter represented an annualized 89 basis points of average net loans and acceptances, compared with 68 basis points in the same quarter last year.
          The provision for income taxes increased $207 million from the fourth quarter of 2008 to $158 million. The effective tax rate for the quarter was 19.2%, compared with a recovery rate of 9.2% in the same quarter last year. The higher effective tax rate in the quarter was due primarily to reductions in the proportion of income from lower-tax-rate jurisdictions and lower recoveries of prior periods’ income taxes.

92  BMO Financial Group 192nd Annual Report 2009

Quarterly Earning Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 94.
          We have remained focused on our objectives and priorities and made good progress in embracing a culture that places the customer at the focus of everything we do. We maintained this focus in the face of very difficult capital and credit market conditions as well as a slowing economy during the latter stages of 2008 and into the current fiscal year. In 2009, many of our businesses delivered solid results and we believe we are well positioned for the economic recovery.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 days in 2008) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days (two in 2008), and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          Notable items affected revenues in BMO Capital Markets in 2008 and 2009. These charges, which related to deterioration in the capital markets environment, totalled $388 million ($260 million after tax) in 2008 and were concentrated in the first and fourth quarters of the year. The charges totalled $521 million ($355 million after tax) in 2009 and were concentrated in the first half of the year.
          Personal and Commercial Banking earnings and revenues have trended higher over 2008 and 2009 and are strong.
          P&C Canada has been successful in its development of a more customer-focused culture which is in line with the mindset across the organization. P&C Canada has increased market share in some of its priority markets and continued to grow net income while investing for future growth. Revenues have trended higher due to volume growth in most products and improving net interest margin.
          On a U.S. dollar basis, P&C U.S. net income held relatively steady over the course of 2008 but was reduced in the fourth quarter of that year as results were affected by higher levels of costs associated with completing the integration of the Wisconsin acquisitions. Results in 2009 have been affected by higher levels of non-performing loans. Cash net income has approximated US$40 million over the last six quarters, on a basis that adjusts for the impact of impaired loans, integration costs, a Visa litigation accrual and a gain on the partial sale of our investment in Visa. Revenues were stronger in 2009, reflecting deposit growth and a full year of results for our Wisconsin acquisitions.
          Private Client Group’s results were weaker in the first half of 2009 as stock markets were weak and interest rates were low. Asset levels were reduced and clients held high cash balances as they waited for markets to recover. Performance improved over the last six months as equity markets regained strength. Results in the fourth quarter of 2008 and first quarter of 2009 were reduced by charges related to our decision to purchase certain holdings from our U.S. clients. Results in the third quarter of 2009 included a recovery of prior periods’ income taxes.
          BMO Capital Markets earnings in 2008 reflected strong performance in our interest-rate-sensitive businesses, high trading revenues and, in the last half of 2008, lower income taxes. Results were up significantly in 2009 due to strong trading performance as we capitalized on market opportunities, and improved corporate banking revenues as we benefited from our continued focus on client relationships. BMO Capital Markets has refocused its business over the past two years with the goal of improving its risk-return profile and concentrating on core profitable client relationships.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology, general provisions for credit losses and the impact from revenue, expenses and income taxes not attributed to the operating groups. Revenues were affected in 2009 by the impact of market rate changes on our balance sheet management activities as described in the group section but the effects were lowered over the course of the year. Results in the second quarter of 2009 were lowered by a $118 million ($80 million after tax) severance charge.
          The U.S. and Canadian dollar traded at approximately par in the first three quarters of 2008. The U.S. dollar then strengthened significantly in the fourth quarter of 2008, holding that strength until weakening rapidly in the third quarter of 2009. A strong U.S. dollar increases the translated value of BMO’s U.S.-dollar-denominated results. The effect of movements in exchange rates is sometimes muted by decisions to hedge the impact of exchange movements within a single quarter, which is explained on page 39.
          BMO’s provision for credit losses measured as a percentage of loans and acceptances increased significantly in the third quarter of 2008 and remained at elevated levels in 2009 due to the difficult credit market conditions and a slowdown in the economy.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.
Caution
This Quarterly Earning Trends section contains forward-looking statements.
Please see the Caution Regarding Forward-Looking Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2009	2009	2009	2009	2008	2008	2008	2008	2009	2008	2007

Net interest income	1,442	1,466	1,335	1,327	1,409	1,282	1,171	1,210	5,570	5,072	4,829
Non-interest revenue	1,547	1,512	1,320	1,115	1,404	1,464	1,449	816	5,494	5,133	4,520

Total revenue	2,989	2,978	2,655	2,442	2,813	2,746	2,620	2,026	11,064	10,205	9,349
Provision for credit losses – specific	386	357	372	428	315	434	151	170	1,543	1,070	303
Provision for credit losses – general	–	60	–	–	150	50	–	60	60	260	50
Non-interest expense	1,779	1,883	1,888	1,841	1,826	1,782	1,680	1,614	7,391	6,902	6,442
Restructuring charge (reversal)	–	(10)	–	–	(8)	–	–	–	(10)	(8)	159

Income before provision for income taxes and non-controlling interest in subsidiaries	824	688	395	173	530	480	789	182	2,080	1,981	2,395
Provision for (recovery of) income taxes	158	112	18	(71)	(49)	(59)	128	(91)	217	(71)	189
Non-controlling interest in subsidiaries	19	19	19	19	19	18	19	18	76	74	75

Net income	647	557	358	225	560	521	642	255	1,787	1,978	2,131

Amortization of acquisition-related intangible assets, net of income taxes	8	9	10	8	10	9	8	8	35	35	38

Cash net income	655	566	368	233	570	530	650	263	1,822	2,013	2,169

Operating group net income:
Personal and Commercial Banking	419	381	359	342	336	343	335	291	1,501	1,305	1,264
Private Client Group	110	120	78	73	84	125	121	122	381	452	528
BMO Capital Markets	289	343	249	179	290	263	187	(29)	1,060	711	417
Corporate Services, including T&O	(171)	(287)	(328)	(369)	(150)	(210)	(1)	(129)	(1,155)	(490)	(78)

BMO Financial Group net income	647	557	358	225	560	521	642	255	1,787	1,978	2,131

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	2.80	2.80	2.71
Earnings Basic	1.12	0.97	0.61	0.39	1.06	1.00	1.25	0.48	3.09	3.79	4.18
Diluted	1.11	0.97	0.61	0.39	1.06	0.98	1.25	0.47	3.08	3.76	4.11
Cash earnings Basic	1.13	0.98	0.63	0.41	1.08	1.01	1.27	0.50	3.15	3.86	4.25
Diluted	1.13	0.98	0.63	0.40	1.08	1.00	1.26	0.49	3.14	3.83	4.18
Book value	31.95	31.26	32.22	32.18	32.02	30.15	29.71	28.64	31.95	32.02	28.29
Market price High	54.75	54.05	41.03	44.88	51.74	52.31	58.78	63.44	54.75	63.44	72.75
Low	49.01	38.86	24.05	29.60	35.65	37.60	38.00	51.35	24.05	35.65	60.21
Close	50.06	54.02	39.50	33.25	43.02	47.94	50.10	56.75	50.06	43.02	63.00

Financial Measures (%)
Five-year average annual total shareholder return	1.8	4.0	(1.2)	(6.9)	0.9	5.1	8.2	10.1	1.8	0.9	14.2
Dividend yield	5.6	5.2	7.1	8.4	6.5	5.8	5.6	4.9	5.6	6.5	4.3
Diluted earnings per share growth	4.7	(1.0)	(51.2)	(17.0)	21.8	(23.4)	(3.1)	(29.9)	(18.1)	(8.5)	(20.2)
Diluted cash earnings per share growth	4.6	(2.0)	(50.0)	(18.4)	21.3	(23.1)	(3.8)	(27.9)	(18.0)	(8.4)	(20.1)
Return on equity	14.0	12.1	8.1	4.9	14.0	13.5	17.9	6.7	9.9	13.0	14.4
Net economic profit growth	10.4	(35.1)	(132.9)	(71.8)	103.4	(56.5)	(7.9)	(242.7)	(116.7)	(32.8)	(51.0)
Net income growth	15.6	6.9	(44.3)	(11.7)	23.9	(21.1)	(4.3)	(26.8)	(9.7)	(7.2)	(20.0)
Revenue growth	6.3	8.4	1.3	20.5	27.9	7.5	3.6	(2.0)	8.4	9.2	(6.4)
Net interest margin on earning assets	1.73	1.74	1.55	1.51	1.71	1.58	1.47	1.45	1.63	1.55	1.59
Productivity ratio	59.5	62.9	71.1	75.4	64.6	64.9	64.1	79.7	66.7	67.6	70.6
Provision for credit losses as a % of average net loans and acceptances	0.89	0.94	0.79	0.90	1.01	1.10	0.35	0.55	0.88	0.76	0.21
Effective tax rate	19.2	16.4	4.4	(41.0)	(9.2)	(12.2)	16.3	(50.3)	10.5	(3.6)	7.9
Canadian/U.S. dollar average exchange rate ($)	1.083	1.110	1.242	1.227	1.111	1.012	1.007	0.998	1.165	1.032	1.093
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	14.06	12.75	12.95	11.91	11.34	9.09	9.54	7.46	14.06	11.34	4.07
Cash and securities-to-total assets	31.9	30.0	28.2	28.2	29.1	29.6	29.6	30.7	31.9	29.1	33.1
Tier 1 Capital Ratio (1)	12.24	11.71	10.70	10.21	9.77	9.90	9.42	9.48	12.24	9.77	9.51

(1) A new framework, Basel II, was adopted in 2008. Basel II and Basel I methodologies are not comparable.
In the opinion of BMO’s management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and all growth rates represent year-over-year growth. Ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.
94  BMO Financial Group 192nd Annual Report 2008

2008 Financial Performance Review
The preceding discussions in the MD&A focused on our performance in 2009. This section summarizes our performance in fiscal 2008 relative to fiscal 2007.
          Net income decreased $153 million or 7.2% to $1,978 million in fiscal 2008 and earnings per share fell $0.35 or 8.5% to $3.76. Results for the year were affected by charges related to notable items totalling $426 million after tax ($0.84 per share). Results in 2007 were affected by charges related to notable items totalling $637 million after tax ($1.25 per share). Amounts are detailed in the Notable Items section. Return on equity was 13.0%, down from 14.4% in 2007, due to the $153 million reduction in net income.
          Revenue rose $856 million or 9.2% in 2008 to a strong $10,205 million. Revenue in 2008 was reduced by charges of $388 million associated with notable items related to the impact of the weak capital markets environment. In 2007, revenue was reduced by $947 million of charges related to notable items, consisting of charges related to the weak capital markets environment and commodities losses. The lower charges in 2008 accounted for $559 million of the revenue increase. The weaker U.S. dollar reduced overall revenue growth by $63 million or 0.7 percentage points, while the net impact of acquired businesses increased revenue growth by $76 million or 0.8 percentage points. The remaining increase was primarily attributable to business growth as there was solid revenue growth in each of the operating groups.
          Credit conditions in 2008 were difficult as the U.S. housing market softened significantly and the North American economic environment weakened. BMO recorded a $1,330 million provision for credit losses, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance for credit losses. These amounts compare to a $353 million provision recorded in 2007 comprised of specific provisions of $303 million and a $50 million increase in the general allowance.
          Non-interest expense increased $293 million or 4.4% to $6,894 million. The net effect of businesses acquired in 2008 and 2007 increased expenses in 2008 relative to 2007 by $74 million (1.1%). The weaker U.S. dollar reduced costs in 2008 by $93 million (–1.4%) and the change in restructuring charges reduced expenses by $167 million (–2.5%). Other factors, including other business-based costs, increased overall expenses in 2008 by 6.9%. These included higher salaries and benefits costs associated with the expansion of our sales force, as well as initiatives and costs associated with business growth.
          There was a $71 million recovery of income taxes in 2008, compared with a $189 million charge in 2007. Low income taxes in 2008 were attributable to recoveries of prior years’ income taxes and a higher proportion of income from lower-tax-rate jurisdictions.
          Net income in P&C Canada rose $61 million or 5.3% from 2007 to $1,209 million. Revenue increased $245 million or 5.3% to $4,878 million. Results largely reflected improved volumes with solid growth in personal banking, cards and payment services revenue. While there was volume growth in commercial products, commercial revenue decreased slightly due to a 2007 gain on an investment security and increased funding costs. Non-interest expense increased $168 million or 6.5% to $2,736 million due to initiatives spending, including expansion and renovation of the branch network and debit and credit card chip technology, as well as higher operating costs.
          Net income in P&C U.S. decreased $20 million to $96 million in 2008. On a U.S. dollar basis, net income decreased $12 million or 11%. Revenue increased $82 million to $990 million, but increased $126 million or 15% on a U.S. dollar basis. The increase was largely driven by acquisitions (US$51 million) and the gain on sale of a portion of our investment in Visa upon its successful initial public offering (IPO) (US$38 million). The remaining increase reflected volume and deposit spread improvement as well as stronger fee revenues, partially offset by the impact of increases in impaired loans. Non-interest expense increased $109 million or 16% to $802 million, but increased $139 million or 22% on a U.S. dollar basis. Excluding a Visa litigation accrual of US$24 million related to the IPO and operating and integration costs of acquired businesses of US$55 million, expense increased US$60 million or 9.5%. This increase reflected our continued targeted investment and expansion efforts, increased costs of managing impaired loans and costs associated with higher business volumes.
          Net income in Private Client Group was $452 million, down $76 million from 2007. Results in 2008 were affected by $31 million ($19 million after tax) of charges associated with actions taken to support U.S. clients in the difficult capital markets environment. Results in 2007 benefited from a $57 million recovery of prior years’ income taxes and a $26 million ($23 million after tax) insurance gain. Revenue of $2,146 million decreased $16 million due primarily to the impact of the charges in fiscal 2008 and the insurance gain in the prior year. Adjusted for the charges and the insurance gain, revenue was higher, reflecting increased deposit balances in the brokerage businesses as well as higher trust and investment revenue in North American Private Banking, partially offset by lower commission revenues in the brokerage businesses. In 2008, BMO Mutual Funds began absorbing the operating expenses of its funds in return for a fixed administration fee. This had the effect of increasing both non-interest revenue and expense. The weaker U.S. dollar reduced revenue growth by $19 million or 1 percentage point. Non-interest expense increased $30 million or 2.0% to $1,531 million. The increase in expense was primarily attributable to the impact of the fixed mutual fund administration fee, partially offset by lower revenue-based costs in line with lower revenue. The weaker U.S. dollar reduced expense growth by $12 million or 1 percentage point.
          Net income in BMO Capital Markets increased $294 million to $711 million. Results in 2008 were affected by charges of $388 million ($260 million after tax) related to the deterioration in capital markets. Results in 2007 were affected by charges of $947 million ($501 million after tax and compensation adjustments) related to the capital markets environment and commodities losses. Revenue increased $471 million or 24% to $2,440 million. Trading revenues were significantly higher, driven by improvements in commodities trading as management successfully reduced the size and risk profile of the commodities portfolio. However, gains in trading were partially offset by lower investment banking revenues, particularly lower merger and acquisition fees and equity underwriting fees. Net interest income increased as revenues from our interest-rate-sensitive businesses were significantly higher and trading net interest income also increased, partially offset by lower corporate banking net interest income and increased funding costs. Non-interest expense increased $176 million or 11% to $1,751 million, primarily due to increased employee costs and higher allocated costs.
          Corporate Services net loss for the year was $490 million, compared with a net loss of $78 million in 2007. The increased loss was largely due to higher provisions for credit losses, including a $260 million ($166 million after tax) increase in the general allowance, compared with a $50 million ($33 million after tax) increase in the prior year. Non-interest expense was $190 million lower, largely related to a $159 million ($103 million after tax) restructuring charge in 2007.

BMO Financial Group 192nd Annual Report 2009  95

SUPPLEMENTAL INFORMATION
Supplemental Information
Table 1: Shareholder Value

As at or for the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Market Price per Common Share ($)
High	54.75	63.44	72.75	70.24	62.44	59.65	50.26	40.65	44.40	35.80
Low	24.05	35.65	60.21	56.86	53.05	49.28	37.79	31.00	32.75	21.00
Close	50.06	43.02	63.00	69.45	57.81	57.55	49.33	38.10	33.86	35.25

Common Share Dividends
Dividends declared per share ($)	2.80	2.80	2.71	2.26	1.85	1.59	1.34	1.20	1.12	1.00
Dividends paid per share ($)	2.80	2.80	2.63	2.13	1.80	1.50	1.29	1.18	1.09	0.99
Dividend payout ratio (%)	91.8	74.0	64.8	43.0	39.1	35.2	38.2	44.0	40.8	30.2
Dividend yield (%)	5.6	6.5	4.3	3.3	3.2	2.8	2.7	3.1	3.3	2.8

Total Shareholder Return (%)
Five-year average annual return	1.8	0.9	14.2	19.1	13.8	18.9	12.9	7.9	14.3	22.9
One-year return	25.1	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2	(1.2)	29.0

Common Share Information
Number outstanding (in thousands)
End of period	551,716	504,575	498,563	500,726	500,219	500,897	499,632	492,505	489,085	522,584
Average basic	540,294	502,062	499,950	501,257	500,060	501,656	496,208	490,816	511,286	531,318
Average diluted	542,313	506,697	508,614	511,173	510,845	515,045	507,009	499,464	523,561	540,815
Number of shareholder accounts	37,061	37,250	37,165	38,360	40,104	41,438	42,880	44,072	45,190	46,663
Book value per share ($)	31.95	32.02	28.29	28.89	26.48	24.20	22.09	21.07	19.69	19.63
Total market value of shares ($ billions)	27.6	21.7	31.4	34.8	28.9	28.8	24.6	18.8	16.6	18.4
Price-to-earnings multiple (based on diluted EPS)	16.3	11.4	15.3	13.5	12.5	13.1	14.3	14.2	12.7	10.8
Price-to-cash earnings multiple (based on diluted cash EPS)	15.9	11.2	15.1	13.3	12.1	12.6	13.7	13.5	11.8	10.4
Market-to-book value multiple	1.57	1.34	2.23	2.40	2.18	2.38	2.23	1.81	1.72	1.80

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

									5-year	10-year
For the year ended October 31				2009	2008	2007	2006	2005	CAGR(1)	CAGR	(1)

Income Statement
Net interest income (2)				5,570	5,072	4,829	4,732	4,776	3.0	2.9
Non-interest revenue				5,494	5,133	4,520	5,253	5,063	3.8	4.6

Total revenue				11,064	10,205	9,349	9,985	9,839	3.4	3.7
Provision for credit losses				1,603	1,330	353	176	179	nm	17.5
Non-interest expense				7,381	6,894	6,601	6,353	6,332	3.7	3.4

Income before provision for income taxes and non-controlling interest in subsidiaries				2,080	1,981	2,395	3,456	3,328	(8.7)	–
Provision for (recovery of) income taxes (2)				217	(71)	189	717	874	(25.8)	(11.5)
Non-controlling interest in subsidiaries				76	74	75	76	58	34.0	13.6

Net income				1,787	1,978	2,131	2,663	2,396	(4.9)	3.3

Year-over-year growth (%)				(9.7)	(7.2)	(20.0)	11.2	4.4	na	na

Earnings per Share (EPS) ($)
Basic				3.09	3.79	4.18	5.25	4.73	(7.3)	2.6
Diluted				3.08	3.76	4.11	5.15	4.63	(6.9)	2.8
Year-over-year growth (%)				(18.1)	(8.5)	(20.2)	11.2	5.2	na	na

Diluted Cash Earnings per Share (Cash EPS) ($) (3)				3.14	3.83	4.18	5.23	4.78	(7.1)	2.5
Year-over-year growth (%)				(18.0)	(8.4)	(20.1)	9.4	5.1	na	na

(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) Effective in 2008, net interest income, total revenue and income taxes are no longer reported on a taxable equivalent basis at the enterprise level. Prior year data has been restated.
(3) Refer to the Non-GAAP Measures section on page 91.
nm – not meaningful
na – not applicable
Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes were not significant.
96   BMO Financial Group 192nd Annual Report 2009

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Net income	1,787	1,978	2,131	2,663	2,396	2,295	1,781	1,373	1,402	1,766
Preferred dividends	120	73	43	30	30	31	38	35	11	10

Net income available to common shareholders	1,667	1,905	2,088	2,633	2,366	2,264	1,743	1,338	1,391	1,756
Average common shareholders’ equity	16,865	14,612	14,506	13,703	12,577	11,696	10,646	9,973	10,100	9,745

Return on equity (%)	9.9	13.0	14.4	19.2	18.8	19.4	16.4	13.4	13.8	18.0
Cash return on equity (%)	10.1	13.3	14.7	19.5	19.4	20.0	17.1	14.2	14.8	18.8
Return on average assets (%)	0.41	0.50	0.59	0.86	0.81	0.87	0.67	0.55	0.58	0.75
Return on average assets available to common shareholders (%)	0.38	0.48	0.58	0.85	0.80	0.86	0.66	0.54	0.57	0.75

Table 4: Summary Balance Sheet ($ millions)

As at October 31						2009	2008	2007	2006	2005

Assets
Cash and cash equivalents						9,955	9,134	3,650	2,458	2,412
Interest bearing deposits with banks						3,340	11,971	19,240	17,150	18,309
Securities						110,813	100,138	98,277	67,411	57,034
Securities borrowed or purchased under resale agreements						36,006	28,033	37,093	31,429	28,280
Net loans and acceptances						167,829	186,962	164,095	159,565	146,057
Other assets						60,515	79,812	44,169	41,965	41,770

Total assets						388,458	416,050	366,524	319,978	293,862

Liabilities and Shareholders’ Equity
Deposits						236,156	257,670	232,050	203,848	193,793
Other liabilities						126,719	134,761	114,330	96,743	82,158
Subordinated debt						4,236	4,315	3,446	2,726	2,469
Capital trust securities						1,150	1,150	1,150	1,150	1,150
Preferred share liability						–	250	250	450	450
Share capital
Preferred						2,571	1,746	1,196	596	596
Common						6,198	4,708	4,411	4,231	4,022
Contributed surplus						79	69	58	49	35
Retained earnings						11,748	11,632	11,166	10,974	9,801
Accumulated other comprehensive loss						(399)	(251)	(1,533)	(789)	(612)

Total liabilities and shareholders’ equity						388,458	416,050	366,524	319,978	293,862

Average Daily Balances
Net loans and acceptances						182,097	175,079	165,783	153,282	139,414
Assets						438,548	397,609	360,575	309,131	296,502

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31						2009	2008	2007	2006	2005

Canadian Dollar Liquid Assets
Deposits with other banks						787	1,842	1,531	3,346	1,855
Other cash resources						2,411	89	1,981	551	586
Securities						74,249	58,639	57,206	30,647	28,723

Total Canadian dollar liquid assets						77,447	60,570	60,718	34,544	31,164

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks						9,305	16,477	19,209	14,465	17,232
Other cash resources						792	2,697	169	1,246	1,048
Securities						36,564	41,499	41,071	36,764	28,311

Total U.S. dollar and other currencies liquid assets						46,661	60,673	60,449	52,475	46,591

Total Liquid Assets (1)						124,108	121,243	121,167	87,019	77,755
Cash and securities-to-total assets (%)						31.9	29.1	33.1	27.2	26.5
Pledged assets included in total liquid assets (2)						39,638	38,142	30,369	26,299	27,760

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 192nd Annual Report 2009  97

SUPPLEMENTAL INFORMATION
Table 6: Other Statistical Information

As at or for the year ended October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000

Other Information
Employees (1)	36,173	37,073	35,827	34,942	33,785	33,593	33,993	34,568	34,693	33,884
Bank branches	1,195	1,280	1,224	1,182	1,180	1,174	1,142	1,134	1,129	1,135
Automated banking machines (Canada)	2,030	2,026	1,978	1,936	1,952	1,993	2,023	2,000	1,982	1,987

Rates
Average Canadian prime rate (%)	2.70	5.21	6.08	5.57	4.30	4.05	4.69	4.15	6.55	7.05
Average U.S. prime rate (%)	3.34	5.69	8.19	7.76	5.85	4.17	4.17	4.79	7.68	9.18
Canadian/U.S. dollar exchange rates ($)
High	1.30	1.29	1.19	1.20	1.27	1.40	1.59	1.61	1.49	1.44
Low	1.03	0.92	0.95	1.10	1.16	1.22	1.30	1.51	1.59	1.53
Average	1.16	1.03	1.09	1.13	1.21	1.31	1.44	1.57	1.54	1.48
End of period	1.08	1.20	0.94	1.12	1.18	1.22	1.32	1.56	1.59	1.52

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2009	2008	2007	2006	2005	CAGR	CAGR

Net Interest Income	5,570	5,072	4,829	4,732	4,776	3.0	2.9
Year-over-year growth (%)	9.8	5.0	2.0	(0.9)	(0.5)	na	na

Net Interest Margin (1)
Average earning assets	341,848	326,803	304,471	261,461	243,196	8.7	5.5
Net interest margin (%)	1.63	1.55	1.59	1.81	1.97	na	na
Canadian dollar net interest margin (%)	1.78	2.00	2.12	2.38	2.45	na	na
U.S. dollar and other currencies net interest margin (%)	1.43	0.92	0.80	0.84	1.16	na	na

Non-Interest Revenue
Securities commissions and fees	973	1,105	1,145	1,051	1,092	(1.6)	3.9
Deposit and payment service charges	820	756	728	729	734	1.9	2.9
Trading revenues (losses)	723	546	(487)	718	496	29.3	9.4
Lending fees	556	429	406	337	313	11.9	5.4
Card fees	121	291	107	396	334	(14.2)	(5.1)
Investment management and custodial fees	344	339	322	298	305	2.3	(2.0)
Mutual fund revenues	467	589	576	499	437	4.3	8.5
Securitization revenues	929	513	296	100	113	39.3	12.1
Underwriting and advisory fees	397	353	528	407	357	2.9	8.5
Securities gains (losses), other than trading	(354)	(315)	247	145	165	nm	(15.4)
Foreign exchange, other than trading	53	80	132	102	97	(21.6)	(8.9)
Insurance income	295	237	246	221	184	16.3	15.0
Other revenues	170	210	274	250	436	(9.2)	(0.6)

Total non-interest revenue	5,494	5,133	4,520	5,253	5,063	3.8	4.6

Year-over-year growth (%)	7.0	13.6	(14.0)	3.8	11.2	na	na
Non-interest revenue as a % of total revenue	49.7	50.3	48.3	52.6	51.5	na	na

Total Revenue	11,064	10,205	9,349	9,985	9,839	3.4	3.7
Year-over-year growth (%)	8.4	9.2	(6.4)	1.5	5.2	na	na

(1) Net interest margin is calculated based on average earning assets.

na – not applicable
nm – not meaningful

98  BMO Financial Group 192nd Annual Report 2009

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2009	2008	2007	2006	2005	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	2,395	2,149	1,964	1,903	1,903	4.7	1.7
Performance-based compensation	1,338	1,297	1,275	1,322	1,277	2.9	10.1
Employee benefits	652	530	586	599	571	2.3	8.5

Total employee compensation	4,385	3,976	3,825	3,824	3,751	3.8	4.5

Premises and equipment
Rental of real estate	306	279	257	246	198	11.0	7.7
Premises, furniture and fixtures	272	255	242	230	253	0.7	(0.1)
Property taxes	30	29	28	26	45	(10.9)	(5.5)
Computers and equipment	673	678	634	709	768			(1)

Total premises and equipment	1,281	1,241	1,161	1,211	1,264			(1)

Other expenses
Communications	221	202	149	131	122	9.8	(1.9)
Business and capital taxes	44	42	47	94	107	(14.5)	(10.0)
Professional fees	362	384	301	287	243	6.7	0.6
Travel and business development	309	328	287	253	247	5.3	3.1
Other	586	546	484	509	504	6.3	10.5

Total other expenses	1,522	1,502	1,268	1,274	1,223	5.4	2.6

Amortization of intangible assets	203	183	188	44	94			(1)

Restructuring charge (reversal)	(10)	(8)	159	–	–	nm	nm

Total Non-Interest Expense	7,381	6,894	6,601	6,353	6,332	3.7	3.4

Year-over-year growth (%)	7.1	4.4	3.9	0.3	2.6	na	na
Non-interest expense-to-revenue ratio (%)	66.7	67.6	70.6	63.6	64.4	na	na

Government Levies and Taxes (2)
Government levies other than income taxes
Payroll levies	171	164	165	162	152	0.9	3.0
Property taxes	30	29	28	26	45	(10.9)	(5.5)
Provincial capital taxes	35	32	37	86	100	(17.0)	(11.5)
Business taxes	9	10	10	8	7	2.6	2.1
Goods and services tax and sales tax	116	142	122	128	127	(4.9)	(0.2)
Sundry taxes	3	3	3	2	2	3.4	nm

Total government levies other than income taxes	364	380	365	412	433	(4.8)	(1.5)

Provision for (recovery of) income taxes	217	(71)	189	717	874	(25.8)	(11.5)

Total Net Government Levies and Taxes	581	309	554	1,129	1,307	(16.5)	(6.7)

Total net government levies and taxes as a % of net income before government levies and taxes	23.8	13.1	20.1	29.2	34.7	na	na
Effective income tax rate	10.5	(3.6)	7.9	20.7	26.3	na	na

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated for 2007 and 2008. As such, five-year and ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 0.4% over five years and 2.7% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 1.8% over five years and 2.6% over ten years.

(2)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful
BMO Financial Group 192nd Annual Report 2009  99

SUPPLEMENTAL INFORMATION
Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

	2009				2008				2007
		Average		Interest		Average		Interest		Average		Interest
	Average	interest		income/	Average	interest		income/	Average	interest		income/
For the year ended October 31	balances	rate (%	)	expense	balances	rate (%	)	expense	balances	rate (%	)	expense

Assets

Canadian Dollar
Deposits with other banks	823	1.25		10	2,059	4.02		83	3,469	4.22		146
Securities	66,347	2.49		1,651	55,114	3.58		1,971	42,252	3.44		1,454
Securities borrowed or purchased under resale agreements	15,773	0.78		123	20,548	2.94		604	22,566	3.62		818
Loans
Residential mortgages	41,586	3.65		1,519	45,926	4.99		2,294	54,735	5.14		2,813
Non-residential mortgages	3,304	5.28		174	3,200	5.78		185	2,832	5.99		170
Consumer instalment and other personal	32,729	4.12		1,349	27,891	5.74		1,601	21,972	6.80		1,495
Credit cards	2,067	12.69		262	4,162	12.00		499	3,831	11.61		445
Businesses and governments	30,358	5.98		1,815	30,702	5.69		1,747	28,953	6.01		1,740

Total loans	110,044	4.65		5,119	111,881	5.65		6,326	112,323	5.93		6,663

Other non-interest bearing assets	64,989				35,752				45,648

Total Canadian dollar	257,976	2.68		6,903	225,354	3.99		8,984	226,258	4.02		9,081

U.S. Dollar and Other Currencies
Deposits with other banks	16,487	1.07		176	20,985	4.04		847	20,661	4.75		982
Securities	41,627	1.86		776	35,959	3.39		1,220	41,206	4.09		1,686
Securities borrowed or purchased under resale agreements	24,759	0.49		121	25,019	3.06		767	15,804	6.04		955
Loans
Residential mortgages	7,430	5.25		390	6,816	5.39		367	6,635	5.17		343
Non-residential mortgages	3,772	5.88		222	3,622	6.18		224	3,107	6.47		201
Consumer instalment and other personal	11,657	4.70		548	10,035	5.79		581	9,921	6.43		638
Credit cards	63	11.48		7	36	10.23		4	25	5.94		1
Businesses and governments	39,291	3.64		1,430	31,844	5.47		1,741	24,266	7.98		1,937

Total loans	62,213	4.18		2,597	52,353	5.57		2,917	43,954	7.10		3,120

Other non-interest bearing assets	35,486				37,939				12,692

Total U.S. dollar and other currencies	180,572	2.03		3,670	172,255	3.34		5,751	134,317	5.02		6,743

Total All Currencies
Total assets and interest income	438,548	2.41		10,573	397,609	3.71		14,735	360,575	4.39		15,824

Liabilities

Canadian Dollar
Deposits
Banks	3,525	0.16		6	2,641	1.94		51	2,650	3.43		91
Businesses and governments	61,513	2.08		1,278	64,881	3.43		2,227	60,653	3.27		1,984
Individuals	76,676	1.77		1,355	65,586	2.27		1,491	59,375	2.52		1,495

Total deposits	141,714	1.86		2,639	133,108	2.83		3,769	122,678	2.91		3,570
Subordinated debt and other interest bearing liabilities	39,587	1.98		785	38,276	3.62		1,387	41,285	4.01		1,655
Other non-interest bearing liabilities	57,963				38,220				47,233

Total Canadian dollar	239,264	1.43		3,424	209,604	2.46		5,156	211,196	2.47		5,225

U.S. Dollar and Other Currencies
Deposits
Banks	23,589	1.59		374	31,975	3.88		1,242	29,676	4.97		1,475
Businesses and governments	65,298	1.06		691	64,783	2.91		1,882	54,223	4.23		2,295
Individuals	21,964	1.53		337	18,373	2.44		448	17,799	3.18		565

Total deposits	110,851	1.26		1,402	115,131	3.10		3,572	101,698	4.26		4,335
Subordinated debt and other interest bearing liabilities	35,918	0.49		177	31,076	3.01		935	23,939	5.99		1,435
Other non-interest bearing liabilities	33,453				25,738				8,351

Total U.S. dollar and other currencies	180,222	0.88		1,579	171,945	2.62		4,507	133,988	4.31		5,770

Total All Currencies
Total liabilities and interest expense	419,486	1.19		5,003	381,549	2.53		9,663	345,184	3.19		10,995
Shareholders’ equity	19,062				16,060				15,391

Total Liabilities, Interest Expense and Shareholders’ Equity	438,548	1.14		5,003	397,609	2.43		9,663	360,575	3.05		10,995

Net interest margin
– based on earning assets		1.63				1.55				1.59
– based on total assets		1.27				1.28				1.34
Net interest income based on total assets				5,570				5,072				4,829

100  BMO Financial Group 192nd Annual Report 2009

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

	2009/2008			2008/2007

	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	(48)	(23)	(71)	(59)	(4)	(63)
Securities	403	(722)	(319)	443	75	518
Securities borrowed or purchased under resale agreements	(139)	(341)	(480)	(73)	(140)	(213)
Loans
Residential mortgages	(215)	(558)	(773)	(452)	(67)	(519)
Non-residential mortgages	6	(17)	(11)	22	(7)	15
Consumer instalment and other personal	278	(530)	(252)	403	(297)	106
Credit cards	(252)	14	(238)	38	16	54
Businesses and governments	(21)	87	66	104	(98)	6

Total loans	(204)	(1,004)	(1,208)	115	(453)	(338)

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	12	(2,090)	(2,078)	426	(522)	(96)

U.S. Dollar and Other Currencies
Deposits with other banks	(183)	(490)	(673)	14	(149)	(135)
Securities	192	(636)	(444)	(215)	(251)	(466)
Securities borrowed or purchased under resale agreements	(7)	(638)	(645)	557	(746)	(189)
Loans
Residential mortgages	33	(10)	23	9	15	24
Non-residential mortgages	9	(11)	(2)	34	(11)	23
Consumer instalment and other personal	93	(127)	(34)	7	(64)	(57)
Credit cards	3	1	4	1	2	3
Businesses and governments	408	(719)	(311)	605	(801)	(196)

Total loans	546	(866)	(320)	656	(859)	(203)

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	548	(2,630)	(2,082)	1,012	(2,005)	(993)

Total All Currencies
Change in total interest income (a)	560	(4,720)	(4,160)	1,438	(2,527)	(1,089)

Liabilities
Canadian Dollar
Deposits
Banks	17	(63)	(46)	(1)	(39)	(40)
Businesses and governments	(116)	(833)	(949)	139	104	243
Individuals	252	(385)	(133)	157	(161)	(4)

Total deposits	153	(1,281)	(1,128)	295	(96)	199
Subordinated debt and other interest bearing liabilities	47	(650)	(603)	(120)	(148)	(268)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	200	(1,931)	(1,731)	175	(244)	(69)

U.S. Dollar and Other Currencies
Deposits
Banks	(325)	(542)	(867)	114	(347)	(233)
Businesses and governments	15	(1,206)	(1,191)	447	(860)	(413)
Individuals	88	(199)	(111)	18	(135)	(117)

Total deposits	(222)	(1,947)	(2,169)	579	(1,342)	(763)
Other interest bearing liabilities	146	(904)	(758)	428	(928)	(500)
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	(76)	(2,851)	(2,927)	1,007	(2,270)	(1,263)

Total All Currencies
Change in total interest expense (b)	124	(4,782)	(4,658)	1,182	(2,514)	(1,332)

Change in total net interest income (a – b)	436	62	498	256	(13)	243

BMO Financial Group 192nd Annual Report 2009  101

SUPPLEMENTAL INFORMATION
Table 11: Net Loans and Acceptances –
Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Consumer
Residential mortgages (1)	36,916	38,490	43,442	53,922	51,481	6,160	8,086	5,948	6,425	6,274	–	–	–	–	–	43,076	46,576	49,390	60,347	57,755
Cards	2,574	2,117	4,493	3,631	4,648	–	3	–	–	–	–	–	–	–	–	2,574	2,120	4,493	3,631	4,648
Consumer instalment and
other personal loans	35,296	31,633	24,393	20,482	18,683	10,477	12,102	8,795	9,935	9,245	–	–	–	–	–	45,773	43,735	33,188	30,417	27,928

Total consumer	74,786	72,240	72,328	78,035	74,812	16,637	20,191	14,743	16,360	15,519	–	–	–	–	–	91,423	92,431	87,071	94,395	90,331
Commercial and corporate	46,062	52,148	51,548	42,453	37,097	21,560	31,827	21,531	21,024	17,600	10,090	11,877	4,843	2,598	1,988	77,712	95,852	77,922	66,075	56,685

Total loans and acceptances,
net of specific allowances	120,848	124,388	123,876	120,488	111,909	38,197	52,018	36,274	37,384	33,119	10,090	11,877	4,843	2,598	1,988	169,135	188,283	164,993	160,470	147,016
General allowance	(589)	(579)	(587)	(555)	(590)	(717)	(742)	(311)	(350)	(369)	–	–	–	–	–	(1,306)	(1,321)	(898)	(905)	(959)

Total net loans and acceptances	120,259	123,809	123,289	119,933	111,319	37,480	51,276	35,963	37,034	32,750	10,090	11,877	4,843	2,598	1,988	167,829	186,962	164,095	159,565	146,057

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Consumer
Residential mortgages	236	211	112	110	87	–	–	–	–	–	–	–	–	–	–	236	211	112	110	87
Consumer instalment and
other personal loans	97	89	54	42	33	194	91	–	5	5	–	–	–	–	–	291	180	54	47	38

Total consumer	333	300	166	152	120	194	91	–	5	5	–	–	–	–	–	527	391	166	157	125
Commercial and corporate	376	374	183	143	166	1,673	1,147	211	202	326	125	49	3	11	18	2,174	1,570	397	356	510

Total impaired loans
and acceptances, net
of specific allowances	709	674	349	295	286	1,867	1,238	211	207	331	125	49	3	11	18	2,701	1,961	563	513	635
General allowance	(589)	(579)	(587)	(555)	(590)	(717)	(742)	(311)	(350)	(369)	–	–	–	–	–	(1,306)	(1,321)	(898)	(905)	(959)

Total net impaired loans
and acceptances (NIL)	120	95	(238)	(260)	(304)	1,150	496	(100)	(143)	(38)	125	49	3	11	18	1,395	640	(335)	(392)	(324)

Condition Ratios
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	14.06	11.34	4.07	3.81	4.92
NIL as a % of net loans and acceptances (2)	0.10	0.08	(0.19)	(0.22)	(0.27)	3.07	0.97	(0.28)	(0.39)	(0.12)	1.24	0.41	0.06	0.42	0.91	0.83	0.34	(0.20)	(0.25)	(0.22)
NIL as a % of net loans and acceptances (2) Consumer	0.45	0.42	0.23	0.19	0.16	1.17	0.45	–	0.03	0.03	–	–	–	–	–	0.58	0.42	0.19	0.17	0.14
Commercial and corporate	0.82	0.72	0.36	0.34	0.45	7.76	3.60	0.98	0.96	1.85	1.24	0.41	0.06	0.42	0.91	2.80	1.64	0.51	0.54	0.90

(1)	Excludes residential mortgages classified as commercial or corporate loans (2009 – $2.3 billion, 2008 – $2.7 billion, 2007 – $3.0 billion, 2006 – $2.9 billion, 2005 – $3.1 billion).

(2)	Aggregate balances are net of specific and general allowances; the consumer and commercial and corporate categories are stated net of specific allowances only.

un – unavailable, as equity is not allocated on a country of risk basis

Certain comparative figures in Table 11 have been reclassified to conform with the current year’s presentation.

102  BMO Financial Group 192nd Annual Report 2009

Table 13: Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2009	2008	2007	2006	2005

Net Loans and Acceptances by Province (3)
Atlantic provinces	7,227	7,127	5,314	5,256	5,101
Quebec	19,396	21,346	13,110	14,254	14,586
Ontario	50,079	49,996	71,160	68,879	63,181
Prairie provinces	22,877	24,378	19,002	16,696	14,703
British Columbia and territories	21,269	21,541	15,290	15,403	14,338

Total net loans and acceptances in Canada	120,848	124,388	123,876	120,488	111,909

Net Commercial and Corporate Loans by Industry
Commercial mortgages (4)	9,284	10,121	8,994	8,505	8,246
Commercial real estate	7,076	8,300	6,532	5,830	4,242
Construction (non-real estate)	1,795	1,857	1,425	1,102	936
Retail trade	4,864	5,269	4,398	3,842	3,494
Wholesale trade	2,854	3,849	3,200	3,025	2,804
Agriculture	3,505	3,769	3,471	3,211	2,842
Communications	1,041	1,404	1,218	1,547	1,179
Manufacturing	7,006	9,290	7,238	7,733	6,977
Mining	1,049	3,256	1,522	510	375
Oil and gas	4,280	6,199	5,474	5,230	2,829
Transportation	1,386	1,788	1,467	1,322	932
Utilities	1,197	1,591	977	985	916
Forest products	696	875	767	692	644
Service industries	8,879	9,613	8,307	6,904	7,043
Financial institutions	17,867	23,710	16,393	9,595	6,348
Government	601	865	un	un	un
Other	4,332	4,096	6,539	6,042	6,878

	77,712	95,852	77,922	66,075	56,685

Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2009	2008	2007	2006	2005

Net Impaired Commercial and Corporate Loans
Commercial mortgages (4)	510	38	43	31	36
Commercial real estate	542	460	96	8	22
Construction (non-real estate)	9	15	5	7	7
Retail trade	40	41	9	21	39
Wholesale trade	48	51	24	18	24
Agriculture	100	73	18	22	15
Communications	–	–	–	88	116
Manufacturing	252	275	80	98	117
Mining	–	–	–	–	–
Oil and gas	44	47	–	1	1
Transportation	42	27	15	8	18
Utilities	–	1	–	–	24
Forest products	63	16	5	4	5
Service industries	142	93	58	36	54
Financial institutions	363	244	23	4	11
Government	–	3	un	un	un
Other	19	186	21	10	21

	2,174	1,570	397	356	510

Table 15: Changes in Impaired Loans and Allowance for Credit Losses ($ millions)

As at October 31	2009	2008	2007	2006	2005

Gross impaired loans and acceptances, beginning of year	2,387	720	666	804	1,119
Additions to impaired loans and acceptances	2,690	2,506	588	420	423
Reductions in impaired loans and acceptances (5)	(288)	131	(143)	(220)	(319)
Write-offs	(1,492)	(970)	(391)	(338)	(419)

Gross Impaired Loans and Acceptances, End of Year	3,297	2,387	720	666	804

Allowance for credit losses, beginning of year	1,747	1,055	1,058	1,128	1,308
Increases – specific allowances	1,662	1,239	395	322	290
Change in the general allowance	(15)	423	(7)	(54)	(51)
Write-offs	(1,492)	(970)	(391)	(338)	(419)

Allowance for Credit Losses, End of Year	1,902	1,747	1,055	1,058	1,128

(3)	In 2009, we changed how we accumulate data on net loans and acceptances by province and the resulting reporting of the provincial distribution, as we now source the data from our Basel II systems. The 2008 comparative figures have been restated to reflect this change. The provincial allocations for years prior to 2008 have not been restated and are therefore not comparable.

(4)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment on commercial mortgages to the commercial mortgages category. Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.

(5)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.

un – unavailable, as equity is not allocated on a country of risk basis

BMO Financial Group 192nd Annual Report 2009  103

SUPPLEMENTAL INFORMATION
Table 16: Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Allowance for credit losses, beginning of year	708	692	651	687	762	998	362	403	435	514	41	1	4	6	32	1,747	1,055	1,058	1,128	1,308
Provision for credit losses	517	340	257	181	192	1,065	942	99	(3)	14	21	48	(3)	(2)	(27)	1,603	1,330	353	176	179
Transfer of allowance	–	–	5	–	–	–	–	7	–	–	–	–	–	–	–	–	–	12	–	–
Recoveries	58	61	53	47	37	87	53	38	65	30	–	–	–	–	–	145	114	91	112	67
Write-offs	(451)	(387)	(274)	(263)	(303)	(1,041)	(576)	(117)	(75)	(116)	–	(7)	–	–	–	(1,492)	(970)	(391)	(338)	(419)
Other, including foreign exchange rate changes	(2)	2	–	(1)	(1)	(98)	217	(68)	(19)	(7)	(1)	(1)	–	–	1	(101)	218	(68)	(20)	(7)

Allowance for credit losses, end of year	830	708	692	651	687	1,011	998	362	403	435	61	41	1	4	6	1,902	1,747	1,055	1,058	1,128

Allocation of Write-offs by Market
Consumer	(383)	(303)	(246)	(229)	(219)	(302)	(125)	(43)	(38)	(27)	–	–	–	–	–	(685)	(428)	(289)	(267)	(246)
Commercial and corporate	(68)	(84)	(28)	(34)	(84)	(739)	(451)	(74)	(37)	(89)	–	(7)	–	–	–	(807)	(542)	(102)	(71)	(173)
Allocation of Recoveries by Market
Consumer	57	56	50	39	33	47	35	22	21	16	–	–	–	–	–	104	91	72	60	49
Commercial and corporate	1	5	3	8	4	40	18	16	44	14	–	–	–	–	–	41	23	19	52	18
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un	0.7	0.4	0.1	0.1	0.2

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries					Total

As at October 31	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005

Consumer
Residential mortgages	33	13	14	5	5	–	–	–	–	–	–	–	–	–	–	33	13	14	5	5
Consumer instalment and
other personal loans	51	2	1	1	1	–	–	–	–	–	–	–	–	–	–	51	2	1	1	1

Total consumer	84	15	15	6	6	–	–	–	–	–	–	–	–	–	–	84	15	15	6	6
Commercial and corporate	157	114	90	90	91	294	256	51	53	66	61	41	1	4	6	512	411	142	147	163
Off-balance sheet	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Total specific allowances	241	129	105	96	97	294	256	51	53	66	61	41	1	4	6	596	426	157	153	169
General allowance	589	579	587	555	590	717	742	311	350	369	–	–	–	–	–	1,306	1,321	898	905	959

Allowance for credit losses	830	708	692	651	687	1,011	998	362	403	435	61	41	1	4	6	1,902	1,747	1,055	1,058	1,128

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	87.4	88.2	152.4	166.5	179.4	46.8	66.8	138.2	155.0	109.6	32.8	45.6	25.0	26.7	25.0	57.7	73.2	146.5	158.8	140.2
Consumer	20.1	4.8	8.3	3.8	4.8	–	–	–	–	–	–	na	na	na	na	13.7	3.7	8.3	3.7	4.6
Commercial and corporate	29.5	23.4	33.0	38.6	35.4	14.9	18.2	19.5	20.8	35.4	32.8	45.5	25.0	26.7	25.0	19.1	20.7	26.3	29.2	24.2

   na – not applicable
104  BMO Financial Group 192nd Annual Report 2009

Table 18: Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2009	2008	2007	2006	2005

Consumer
Residential mortgages	26	5	11	7	3
Cards	174	154	137	132	141
Consumer instalment and other personal loans	450	178	81	67	53

Total consumer	650	337	229	206	197

Commercial and Corporate
Commercial mortgages (1)	114	1	–	–	4
Commercial real estate	277	254	14	(2)	2
Construction (non-real estate)	31	2	1	(2)	9
Retail trade	7	10	7	(5)	15
Wholesale trade	44	3	7	4	13
Agriculture	10	2	5	2	4
Communications	3	–	–	(6)	(34)
Manufacturing	237	132	(9)	20	23
Mining	–	–	–	–	–
Oil and gas	7	27	–	–	–
Transportation	32	12	4	7	13
Utilities	–	–	–	(19)	(26)
Forest products	17	5	–	(1)	–
Service industries	50	33	2	2	5
Financial institutions	62	251	40	(1)	(1)
Government	1	2	un	un	un
Other	1	(1)	3	6	(5)

Total commercial and corporate	893	733	74	5	22

Total specific provisions	1,543	1,070	303	211	219
General provision for credit losses	60	260	50	(35)	(40)

Total provision for credit losses	1,603	1,330	353	176	179

Table 19: Specific Allowances for Credit Losses – Segmented Information ($ millions)

As at October 31	2009	2008	2007	2006	2005

Commercial and Corporate Specific Allowances by Industry
Commercial mortgages (1)	29	–	–	–	–
Commercial real estate	76	108	25	7	6
Construction (non-real estate)	7	4	4	3	4
Retail trade	8	6	7	9	18
Wholesale trade	28	14	17	21	20
Agriculture	19	9	13	9	13
Communications	–	–	–	1	2
Manufacturing	129	108	35	57	53
Mining	–	–	–	–	–
Oil and gas	6	25	–	–	1
Transportation	21	8	5	11	3
Utilities	–	–	–	–	–
Forest products	22	6	2	2	2
Service industries	43	23	17	19	26
Financial institutions	113	70	10	1	7
Government	2	2	un	un	un
Other	9	28	7	7	8

Total specific allowances for credit losses on commercial and corporate loans	512	411	142	147	163

(1)	In 2009, the industry allocation of impaired loans for U.S. operations was revised to reclassify impairment on commercial mortgages to the commercial mortgages category.
Previously commercial mortgages for U.S. operations were classified in applicable industry categories. Periods prior to 2009 have not been restated.
   un – unavailable
BMO Financial Group 192nd Annual Report 2009  105

SUPPLEMENTAL INFORMATION
Table 20: Contractual Obligations ($ millions)

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2009	one year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits	90,842	31,375	7,111	5,097	99,259	233,684
Subordinated debt (1)	216	678	929	4,640	–	6,463
Capital trust securities	428	853	–	–	–	1,281
Other financial liabilities (1)	53,414	24	42	2,742	3,527	59,749

(1)	Includes interest payments.

	Less than	1 to 3	3 to 5	Over 5	No fixed
As at October 31, 2009	one year	years	years	years	maturity	Total

Off-Balance Sheet Financial Instruments
Commitments to extend credit (2)	28,438	22,441	6,969	2,216	–	60,064
Operating leases	238	390	273	641	–	1,542
Financial guarantee contracts (2)	51,857	–	–	–	–	51,857
Purchase obligations	286	576	317	119	–	1,298

(2)	A large majority of our commitments to extend credit and financial guarantee contracts expire without being drawn upon. As a result, the contractual amounts may not be representative of the funding likely to be required for these commitments. Further details on these obligations are included in Notes 6 and 7 on page 124 of the financial statements.
Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis		Basel I basis(1)
As at October 31	2009	2008	2007	2006	2005

Tier 1 capital
Common shareholders’ equity	17,132	15,974	14,233	14,465	13,246
Non-cumulative preferred shares (2) (3)	2,571	1,996	1,446	1,046	1,046
Innovative Tier 1 capital instruments (2)	2,907	2,486	2,422	2,192	2,192
Non-controlling interest in subsidiaries	26	39	33	36	37
Goodwill and excess intangible assets (4)	(1,569)	(1,635)	(1,140)	(1,098)	(1,091)
Accumulated net after-tax unrealized losses from available-for-sale equity securities	(2)	(15)	–	–	–

Net Tier 1 capital	21,065	18,845	16,994	16,641	15,430
Securitization-related deductions	(168)	(115)	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	(61)	–	na	na	na
Substantial investments and investments in insurance subsidiaries (7)	(374)	na	na	na	na
Other deductions	–	(1)	na	na	na

Adjusted Tier 1 capital	20,462	18,729	16,994	16,641	15,430

Tier 2 capital
Preferred shares of a subsidiary (3)	–	–	–	273	287
Subordinated debt	4,236	4,175	3,335	2,306	2,130
Trust subordinated notes	800	800	800	–	–
Accumulated net after-tax unrealized gain from available-for-sale equity securities	–	–	26	–	–
Eligible portion of general allowance for credit losses (5) (6)	296	494	898	905	958

Total Tier 2 capital	5,332	5,469	5,059	3,484	3,375
First-loss protection	na	na	(85)	(44)	(123)
Securitization-related deductions	(7)	(6)	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	(60)	–	na	na	na
Investments in non-consolidated subsidiaries and substantial investments (7)	(868)	(871)	(994)	(937)	(963)
Other deductions	–	–	na	na	na

Adjusted Tier 2 capital	4,397	4,592	3,980	2,503	2,289

Total capital	24,859	23,321	20,974	19,144	17,719

Risk-weighted assets	167,201	191,608	178,687	162,794	149,855
Capital ratios (%)
Tier 1 Capital Ratio	12.24	9.77	9.51	10.22	10.30
Total Capital Ratio	14.87	12.17	11.74	11.76	11.82
Assets-to-capital multiple	14.1	16.4	17.2	16.1	16.3

(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.

(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that were reclassified to liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(3)	In 2007, OSFI approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.

(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.

(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital. The general allowance related to credit risk measured under the Standardized Approach is included in Tier 2 capital, up to 1.25% of risk-weighted assets.

(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and 0.875% of risk-weighted assets.

(7)	Effective November 1, 2008, substantial investments are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously these investments were deducted from Tier 2 capital. Investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective 2012, these investments in insurance subsidiaries will be deducted 50% from Tier 1 capital and 50% from Tier 2 capital. In addition, incremental investments in insurance subsidiaries are immediately deducted 50% from Tier 1 capital and 50% from Tier 2 capital.

na – not applicable

106  BMO Financial Group 192nd Annual Report 2009

Table 22: Risk-Weighted Assets (RWA) ($ millions)

		RWA				RWA
	Exposure	Standardized	Advanced	2009	Exposure at	Standardized	Advanced	2008
As at October 31	at Default	Approach	Approach	Total	Default	Approach	Approach	Total

Credit Risk
Wholesale
Corporate, including specialized lending	108,368	10,776	41,398	52,174	130,758	15,957	47,306	63,263
Corporate small and medium-sized enterprises	44,229	8,194	18,201	26,395	46,521	9,837	21,015	30,852
Sovereign	53,978	–	593	593	35,351	–	382	382
Bank	32,597	283	4,254	4,537	63,406	442	6,465	6,907
Retail
Residential mortgages, excluding home equity line of credit	44,176	3,158	1,293	4,451	47,821	3,908	1,058	4,966
Home equity line of credit	27,342	3,348	1,115	4,463	25,922	3,338	966	4,304
Qualifying revolving retail	25,167	–	3,210	3,210	24,225	–	2,263	2,263
Other retail, excluding small and medium-sized enterprises	19,489	4,232	5,663	9,895	18,861	5,007	4,210	9,217
Retail small and medium-sized enterprises	908	–	492	492	2,586	–	920	920
Equity	1,380	–	1,168	1,168	1,518	–	1,282	1,282
Trading book	52,023	25	7,945	7,970	66,304	–	11,759	11,759
Securitization	47,541	–	11,207	11,207	50,015	–	6,717	6,717
Other credit risk assets – non-counterparty managed assets	62,996	–	10,751	10,751	84,177	–	14,524	14,524
Scaling factor for credit risk assets under AIRB (1)	–	–	5,792	5,792	–	–	6,260	6,260

Total Credit Risk	520,194	30,016	113,082	143,098	597,465	38,489	125,127	163,616
Market Risk		1,471	5,107	6,578		3,497	7,796	11,293
Operational Risk		17,525	–	17,525		16,699	–	16,699

Total Basel II Risk-Weighted Assets		49,012	118,189	167,201		58,685	132,923	191,608

(1)	The scaling factor is applied to the RWA amounts for credit risk under the AIRB Approach.
Table 23: Average Deposits ($ millions, except as noted)

	2009		2008		2007

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	13,640	0.34	11,544	1.83	9,400	2.94
Demand deposits – non-interest bearing	16,383	–	14,175	–	13,076	–
Payable after notice	42,480	0.48	38,112	1.83	36,255	2.32
Payable on a fixed date	89,155	2.92	90,822	3.53	80,220	3.66

Total deposits booked in Canada	161,658	1.76	154,653	2.66	138,951	2.92

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	9,327	0.72	15,652	3.51	17,401	4.82
Governments and institutions in the United States and other countries	9,607	1.08	11,354	3.71	10,107	5.37
Other demand deposits	7,847	0.02	4,000	0.68	2,523	0.24
Other deposits payable after notice or on a fixed date	64,126	1.59	62,580	3.57	55,394	4.44

Total deposits booked in the United States and other countries	90,907	1.31	93,586	3.45	85,425	4.51

Total average deposits	252,565	1.60	248,239	2.96	224,376	3.52

As at October 31, 2009, 2008 and 2007: deposits by foreign depositors in our Canadian bank offices amounted to $14,392 million, $14,781 million and $11,544 million, respectively; total deposits payable after notice included $23,477 million, $22,203 million and $21,477 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $16,994 million,
$28,074 million and $29,318 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Table 24: Unrealized Gains (Losses) on Securities, Other Than Trading ($ millions)

			Unrealized gains (losses)(1)
As at October 31	Amortized cost	Fair value	2009	2008	2007	2006	2005

Canadian governments debt	18,940	19,086	146	30	–	–	–
U.S. governments debt	7,129	7,199	70	32	8	(29)	(23)
Mortgage-backed securities – Canada	9,331	9,578	247	87	20	–	–
– United States	789	817	28	3	(6)	(10)	(7)
Corporate debt	4,705	4,828	123	(255)	(3)	3	6
Corporate equity	2,011	2,005	(6)	(19)	26	90	20
Other governments debt	8,182	8,229	47	1	–	1	1

Total securities, other than trading	51,087	51,742	655	(121)	45	55	(3)

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.
BMO Financial Group 192nd Annual Report 2009  107

Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the applicable requirements of the Securities and Exchange Commission (“SEC”) in the United States. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by the Office of the Superintendent of Financial Institutions Canada (“OSFI”), our regulator.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K under the United States Securities Act of 1933 and the Securities Exchange Act of 1934, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because events and circumstances in the future may not occur as expected.
          The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2009 we, as the bank’s Chief Executive Officer and Chief Financial Officer, have determined that the bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and the SEC as required in Canada under National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States under the Securities Exchange Act of 1934.
          In order to provide their opinions on our consolidated financial statements and on the bank’s internal control over financial reporting, the Shareholders’ Auditors review our system of internal controls and conduct work to the extent that they consider appropriate.
          The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant Committees to discuss audit, financial reporting and related matters.

William A. Downe	Russel C. Robertson	Canada
President and Chief Executive Officer	Chief Financial Officer	November 24, 2009

108  BMO Financial Group 192nd Annual Report 2009

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “bank”) as at October 31, 2009 and 2008 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 24, 2009

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “bank”) internal control over financial reporting as of October 31, 2009, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 74 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the bank for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated November 24, 2009 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 24, 2009

BMO Financial Group 192nd Annual Report 2009  109

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2009	2008

Assets
Cash and Cash Equivalents (Note 2)	$9,955	$9,134

Interest Bearing Deposits with Banks (Note 2)	3,340	11,971

Securities (Note 3)
Trading	59,071	66,032
Available-for-sale	50,303	32,115
Other	1,439	1,991

	110,813	100,138

Securities Borrowed or Purchased Under Resale Agreements (Note 4)	36,006	28,033

Loans (Notes 4 and 8)
Residential mortgages	45,524	49,343
Consumer instalment and other personal	45,824	43,737
Credit cards	2,574	2,120
Businesses and governments	68,169	84,151

	162,091	179,351
Customers’ liability under acceptances	7,640	9,358
Allowance for credit losses	(1,902)	(1,747)

	167,829	186,962

Other Assets
Derivative instruments (Note 10)	47,898	65,586
Premises and equipment (Note 11)	1,634	1,721
Goodwill (Note 13)	1,569	1,635
Intangible assets (Note 13)	660	710
Other (Note 14)	8,754	10,160

	60,515	79,812

Total Assets	$388,458	$416,050

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$22,973	$30,346
Businesses and governments	113,738	136,111
Individuals	99,445	91,213

	236,156	257,670

Other Liabilities
Derivative instruments (Note 10)	44,765	60,048
Acceptances (Note 16)	7,640	9,358
Securities sold but not yet purchased (Note 16)	12,064	18,792
Securities lent or sold under repurchase agreements (Note 16)	46,312	32,492
Other (Note 16)	15,938	14,071

	126,719	134,761

Subordinated Debt (Note 18)	4,236	4,315

Capital Trust Securities (Note 19)	1,150	1,150

Preferred Share Liability (Note 21)	–	250

Shareholders’ Equity
Share capital (Note 21)	8,769	6,454
Contributed surplus	79	69
Retained earnings	11,748	11,632
Accumulated other comprehensive loss	(399)	(251)

	20,197	17,904

Total Liabilities and Shareholders’ Equity	$388,458	$416,050

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

110  BMO Financial Group 192nd Annual Report 2009

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2009	2008	2007

Interest, Dividend and Fee Income
Loans	$7,960	$10,614	$11,556
Securities (Note 3)	2,427	3,191	3,140
Deposits with banks	186	930	1,128

	10,573	14,735	15,824

Interest Expense
Deposits	4,041	7,341	7,905
Subordinated debt	135	222	180
Capital trust securities and preferred shares (Notes 19 and 21)	80	91	99
Other liabilities	747	2,009	2,811

	5,003	9,663	10,995

Net Interest Income	5,570	5,072	4,829
Provision for credit losses (Note 4)	1,603	1,330	353

Net Interest Income After Provision for Credit Losses	3,967	3,742	4,476

Non-Interest Revenue
Securities commissions and fees	973	1,105	1,145
Deposit and payment service charges	820	756	728
Trading revenues (losses)	723	546	(487)
Lending fees	556	429	406
Card fees	121	291	107
Investment management and custodial fees	344	339	322
Mutual fund revenues	467	589	576
Securitization revenues (Note 8)	929	513	296
Underwriting and advisory fees	397	353	528
Securities gains (losses), other than trading (Note 3)	(354)	(315)	247
Foreign exchange, other than trading	53	80	132
Insurance income	295	237	246
Other	170	210	274

	5,494	5,133	4,520

Net Interest Income and Non-Interest Revenue	9,461	8,875	8,996

Non-Interest Expense
Employee compensation (Notes 23 and 24)	4,385	3,976	3,825
Premises and equipment (Note 11)	1,281	1,241	1,161
Amortization of intangible assets (Note 13)	203	183	188
Travel and business development	309	328	287
Communications	221	202	149
Business and capital taxes	44	42	47
Professional fees	362	384	301
Other	586	546	484

	7,391	6,902	6,442

Restructuring Charge (Reversal) (Note 17)	(10)	(8)	159

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	2,080	1,981	2,395
Provision for (recovery of) income taxes (Note 25)	217	(71)	189

	1,863	2,052	2,206
Non-controlling interest in subsidiaries (Notes 16 and 19)	76	74	75

Net Income	$1,787	$1,978	$2,131

Preferred share dividends (Note 21)	$120	$73	$43
Net income available to common shareholders	$1,667	$1,905	$2,088
Average common shares (in thousands)	540,294	502,062	499,950
Average diluted common shares (in thousands)	542,313	506,697	508,614

Earnings Per Share (Canadian $) (Note 26)
Basic	$3.09	$3.79	$4.18
Diluted	3.08	3.76	4.11
Dividends Declared Per Common Share	2.80	2.80	2.71

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 192nd Annual Report 2009  111

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)				2009	2008	2007

Net income				$1,787	$1,978	$2,131
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities				554	(109)	32
Net change in unrealized gains (losses) on cash flow hedges				(244)	424	(115)
Net gain (loss) on translation of net foreign operations				(458)	967	(613)

Total Comprehensive Income				$1,639	$3,260	$1,435

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2009	2008	2007

Preferred Shares (Note 21)
Balance at beginning of year				$1,746	$1,196	$596
Issued during the year				825	550	600

Balance at End of Year				2,571	1,746	1,196

	Number of Shares

	2009	2008	2007

Common Shares (Note 21)
Balance at beginning of year	506,044,982	498,562,702	500,726,079	4,773	4,411	4,231
Issued during the year	33,340,000	–	–	1,000	–	–
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan (Note 21)	9,402,542	2,413,244	1,626,374	338	122	113
Issued under the Stock Option Plan (Note 23)	2,917,490	1,778,586	3,774,644	87	60	132
Issued on the exchange of shares of a subsidiary corporation (Note 21)	10,890	7,260	57,205	–	–	1
Issued on the acquisition of a business (Note 12)	–	3,283,190	–	–	180	–
Repurchased for cancellation (Note 21)	–	–	(7,621,600)	–	–	(66)

Balance at End of Year	551,715,904	506,044,982	498,562,702	6,198	4,773	4,411

Treasury Shares (Note 21)	–	(1,469,949)	–	–	(65)	–

Contributed Surplus
Balance at beginning of year				69	58	49
Stock option expense/exercised (Note 23)				8	11	9
Premium on treasury shares				2	–	–

Balance at End of Year				79	69	58

Retained Earnings
Balance at beginning of year				11,632	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income tax recovery of $39)				–	–	(71)
Net income				1,787	1,978	2,131
Dividends – Preferred shares (Note 21)				(120)	(73)	(43)
– Common shares (Note 21)				(1,530)	(1,410)	(1,353)
Common shares repurchased for cancellation (Note 21)				–	–	(458)
Share issue expense				(32)	(10)	(14)
Treasury shares				11	(19)	–

Balance at End of Year				11,748	11,632	11,166

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of year				(74)	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income tax (provision) of $(1))				–	–	3
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income tax (provision) recovery of $(253), $137 and $(6))				491	(280)	15
Reclassification to earnings of losses in the year (net of income tax (provision) of $(26), $(84) and $(12))				63	171	17

Balance at End of Year				480	(74)	35

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of year				258	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income tax recovery of $28)				–	–	(51)
Gains (losses) on cash flow hedges arising during the year (net of income tax (provision) recovery of $64, $(173) and $64)				(153)	363	(128)
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $44, $(31) and $(6))				(91)	61	13

Balance at End of Year				14	258	(166)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year				(435)	(1,402)	(789)
Unrealized gain (loss) on translation of net foreign operations				(1,331)	2,726	(1,697)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(382), $881 and $(575))				873	(1,759)	1,084

Balance at End of Year				(893)	(435)	(1,402)

Total Accumulated Other Comprehensive Loss				(399)	(251)	(1,533)

Total Shareholders’ Equity				$20,197	$17,904	$15,298

  The accompanying notes are an integral part of these consolidated financial statements.

112  BMO Financial Group 192nd Annual Report 2009

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2009	2008	2007

Cash Flows from Operating Activities
Net income	$1,787	$1,978	$2,131
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	301	324	18
Net (gain) loss on securities, other than trading	53	(9)	(265)
Net (increase) decrease in trading securities	7,207	8,275	(23,028)
Provision for credit losses	1,603	1,330	353
(Gain) on sale of securitized loans (Note 8)	(700)	(420)	(202)
Change in derivative instruments – (Increase) decrease in derivative asset	14,010	(29,370)	(4,991)
– Increase (decrease) in derivative liability	(9,510)	20,645	5,807
Amortization of premises and equipment (Note 11)	269	252	248
Amortization of intangible assets	203	183	188
Net (increase) decrease in future income taxes	186	(157)	(176)
Net (increase) decrease in current income taxes	296	(314)	(800)
Change in accrued interest – (Increase) decrease in interest receivable	387	303	(123)
– Increase (decrease) in interest payable	(492)	(351)	537
Changes in other items and accruals, net	(2,796)	1,590	(1,248)
(Gain) on sale of land and buildings (Note 11)	(10)	(13)	(6)

Net Cash Provided by (Used in) Operating Activities	12,794	4,246	(21,557)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(11,149)	(1,412)	45,222
Net increase (decrease) in securities sold but not yet purchased	(6,446)	(7,251)	10,328
Net increase (decrease) in securities lent or sold under repurchase agreements	17,467	(3,731)	2,325
Net increase (decrease) in liabilities of subsidiaries	(113)	2,045	335
Repayment of subordinated debt (Note 18)	(140)	(150)	(483)
Proceeds from issuance of subordinated debt (Note 18)	–	900	1,200
Redemption of preferred share liability (Note 21)	(250)	–	(200)
Proceeds from issuance of preferred shares (Note 21)	825	550	600
Proceeds from issuance of common shares	1,087	60	132
Share issue expense	(32)	(10)	(14)
Common shares repurchased for cancellation (Note 21)	–	–	(524)
Cash dividends paid	(1,312)	(1,361)	(1,283)

Net Cash Provided by (Used in) Financing Activities	(63)	(10,360)	57,638

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	8,656	10,077	(5,709)
Purchases of securities, other than trading	(41,041)	(21,303)	(41,032)
Maturities of securities, other than trading	10,800	16,984	24,635
Proceeds from sales of securities, other than trading	18,917	8,268	11,824
Net (increase) in loans	(3,107)	(28,507)	(18,599)
Proceeds from securitization of loans (Note 8)	6,796	11,448	3,330
Net (increase) decrease in securities borrowed or purchased under resale agreements	(10,985)	14,665	(8,280)
Proceeds from sales of land and buildings (Note 11)	17	19	45
Premises and equipment – net purchases	(204)	(285)	(250)
Purchased and developed software – net purchases	(176)	(164)	(155)
Acquisitions (Note 12)	(328)	(155)	(301)

Net Cash Provided by (Used in) Investing Activities	(10,655)	11,047	(34,492)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,255)	551	(397)

Net Increase in Cash and Cash Equivalents	821	5,484	1,192
Cash and Cash Equivalents at Beginning of Year	9,134	3,650	2,458

Cash and Cash Equivalents at End of Year	$9,955	$9,134	$3,650

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$8,656	$6,936	$2,264
Cheques and other items in transit, net	1,299	2,198	1,386

	$9,955	$9,134	$3,650

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$5,507	$9,900	$10,543
Amount of income taxes paid (refunded) in the year	$(232)	$456	$940

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 192nd Annual Report 2009  113

Notes to Consolidated Financial Statements
Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 75 to 86 in the Management’s Discussion and Analysis section of this Annual Report, as is permitted under GAAP. These disclosures are presented in a blue-tinted font (text and tables) for clear identification and form an integral part of these consolidated financial statements.
          We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 31. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
          We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
          We hold interests in variable interest entities, which we consolidate where we are deemed to be the primary beneficiary. These are more fully described in Note 9.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
          Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive income (loss) on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive income (loss) on translation of net foreign operations, are recorded as part of the gain or loss on disposition in non-interest revenue, securities gains (losses), other than trading. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
          From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page
1	Basis of Presentation	114	19	Capital Trust Securities	142
2	Cash Resources	115	20	Interest Rate Risk	142
3	Securities	115	21	Share Capital	144
4	Loans, Customers’ Liability		22	Capital Management	146
	under Acceptances and Allowance for Credit Losses		23	Employee Compensation –
		119		Stock-Based Compensation	146
5	Other Credit Instruments	121	24	Employee Compensation –
6	Risk Management	121		Pension and Other
7	Guarantees	124		Employee Future Benefits	148
8	Asset Securitization	125	25	Income Taxes	152
9	Variable Interest Entities	127	26	Earnings Per Share	153
10	Derivative Instruments	129	27	Operating and Geographic
11	Premises and Equipment	136		Segmentation	154
12	Acquisitions	136	28	Related Party Transactions	156
13	Goodwill and Intangible Assets	137	29 30	Contingent Liabilities Fair Value of Financial	156
14	Other Assets	138		Instruments	157
15	Deposits	139	31	Reconciliation of Canadian and United States Generally Accepted Accounting Principles	160
16	Other Liabilities	140
17	Restructuring Charge	141
18	Subordinated Debt	141
Changes in Accounting Policy
Changes in accounting policy that resulted from changes by Canadian standard setters in the current year are disclosed as follows: financial instruments – Notes 3 and 4; and goodwill and intangible assets – Note 13. New disclosures that resulted from changes by Canadian standard setters in the current year are presented as follows: financial instruments disclosures –Note 30; and risk management – Note 6.
          Changes in accounting policy that resulted from changes by Canadian standard setters in 2008 are disclosed as follows: securities – Note 3. New disclosures that resulted from changes by Canadian standard setters in 2008 are presented as follows: financial instruments disclosures – Notes 3, 4, 15 and 29; risk management – Note 6; and capital management – Note 22.
Future Changes in Accounting Policy
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
          Prior to our transition date, we will begin to incorporate IFRS disclosure requirements, where appropriate. We have enhanced our disclosure in Note 12 – Acquisitions and Note 23 – Employee Compensation – Stock-Based Compensation to include certain IFRS disclosure requirements.

114  BMO Financial Group 192nd Annual Report 2009

          Our project to prepare for the transition to IFRS, which began in 2008, is well advanced and on track. However, due to anticipated changes in IFRS, we are not in a position to determine the impact of adopting IFRS on our future financial results at this time.
Subsequent Events
We have evaluated subsequent events through Monday, December 14, 2009, which is the date these consolidated financial statements were issued.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities for which we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; goodwill – Note 13; insurance-related liabilities – Note 16; pension and other employee future benefits – Note 24; income taxes – Note 25; and contingent liabilities – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

Note 2: Cash Resources

(Canadian $ in millions)	2009	2008

Cash and non-interest bearing deposits with Bank of Canada and other banks	$8,656	$6,936
Cheques and other items in transit, net	1,299	2,198

Total cash and cash equivalents	$9,955	$9,134

Cash and Cash Equivalents
Cash and cash equivalents comprise balances, including cash and non-interest bearing deposits with Bank of Canada and other banks and cheques and other items in transit.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $326 million as at October 31, 2009 ($480 million in 2008).
Interest Bearing Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.

Note 3: Securities
Changes in Accounting Policy
On August 20, 2009, the Canadian Institute of Chartered Accountants (“CICA”) released new accounting requirements relating to the classification and measurement of financial assets. The new standard redefined loans and receivables to include all non-derivative financial assets with fixed or determinable repayment terms which are not quoted in an active market. The standard also permits reclassification of available-for-sale securities to loans when there is no active market. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest.
          This change in accounting does not have any impact on our results of operations or financial position since we were not required to and did not elect to transfer any available-for-sale securities to loans.
          During October 2008, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. It also permits the reclassification of certain available-for-sale loans to loans and receivables.
          We elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time. In accordance with the amendments, we recognized the transfers at the fair value of the securities on August 1, 2008.
A continuity of the transferred securities is as follows:

For the year ended October 31 (Canadian $ in millions)	2009	2008

Fair value of securities as at beginning of year (August 1, 2008 for 2008)	$1,955	$2,078
Net (sales) purchases	(613)	(52)
Fair value change recorded in Other Comprehensive Income	232	(183)
Other than temporary impairment recorded in income	(99)	(29)
Impact of foreign exchange	(97)	141

Fair value of securities at end of year	$1,378	$1,955

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates of the portfolios transferred.
          Fair value changes recorded in other comprehensive income would have resulted in a gain of $232 million being recorded in income for the year ended October 31, 2009 (a loss of $183 million in 2008) if the securities had not been transferred from trading to available-for-sale. Interest and dividend income of $57 million related to the transferred securities was recorded in interest, dividend and fee income, securities in our Consolidated Statement of Income for the year ended October 31, 2009 ($23 million in 2008).

BMO Financial Group 192nd Annual Report 2009  115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Securities
Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments, transaction costs and any gains or losses on the sale of these securities in our Consolidated Statement of Income in trading revenues (losses).
Fair Value Option
Securities designated as trading under the fair value option are financial instruments that may be accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must be designated when they are acquired, and the designation is irrevocable. These securities would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income.
          Securities held by our insurance subsidiaries that support our insurance liabilities are designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at October 31, 2009 was $3,167 million ($28 million in 2008). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $415 million for the year ended October 31, 2009 (increase of less than $1 million in 2008).
          During the year ended October 31, 2008, we designated bonds purchased to support our Municipal Tender Option Bond Program as trading securities under the fair value option. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with the way the program is managed. The impact of recording the bonds as trading securities was a decrease in non-interest revenue, trading revenues (losses) of less than $1 million for the year ended October 31, 2008. The bonds were sold in September 2008.
Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. Gains and losses on disposal are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities whose sale is restricted are recorded at amortized cost.
          Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated as trading securities under the fair value option as discussed above. Premiums, interest and other fee income on available-for-sale securities are recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.
Merchant banking investments are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur. Merchant banking investments are classified as other securities in our Consolidated Balance Sheet.
Transaction costs for non-trading securities are expensed.
Impairment Review
We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          As at October 31, 2009, we had 250 available-for-sale securities (197 in 2008) with unrealized losses totalling $199 million (unrealized losses of $352 million in 2008). Of these available-for-sale securities, 93 have been in an unrealized loss position continuously for more than one year (12 in 2008), amounting to an unrealized loss position of $74 million (unrealized loss position of $7 million in 2008). These unrealized losses resulted from changes in interest rates and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. The share prices and valuations of many equity securities that we hold have also appreciated from earlier levels. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2009 or 2008, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $589 million and $995 million as at October 31, 2009 and 2008, respectively.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices, where available. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. Further discussion of fair value measurement is included in Note 30.

116  BMO Financial Group 192nd Annual Report 2009

(Canadian $ in millions, except as noted)	Term to maturity					2009	2008
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$6,077	$3,168	$3,938	$1,888	$1,546	$16,617	$15,227
Canadian provincial and municipal governments	524	206	360	715	1,090	2,895	4,381
U.S. federal government	1,218	1,242	96	130	335	3,021	9,537
U.S. states, municipalities and agencies	2	14	6	132	602	756	125
Other governments	22	1,036	654	–	–	1,712	184
Mortgage-backed securities and collateralized mortgage obligations	1	7	55	151	812	1,026	3
Corporate debt	1,836	1,654	2,671	1,623	3,275	11,059	17,510
Corporate equity	–	–	–	–	21,985	21,985	19,065

Total trading securities	9,680	7,327	7,780	4,639	29,645	59,071	66,032

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	3,396	5,136	7,780	951	–	17,263	3,188
Fair value	3,398	5,249	7,778	934	–	17,359	3,220
Yield (%)	0.65	2.66	2.73	3.62	–	2.35	3.75
Canadian provincial and municipal governments
Amortized cost	45	793	623	130	47	1,638	291
Fair value	45	819	642	136	46	1,688	290
Yield (%)	0.83	2.71	1.40	1.47	4.64	2.12	3.62
U.S. federal government
Amortized cost	1,129	–	–	–	7	1,136	2,256
Fair value	1,104	–	–	–	7	1,111	2,269
Yield (%)	0.17	–	–	–	4.90	0.20	0.75
U.S. states, municipalities and agencies
Amortized cost	2,562	2,339	115	526	451	5,993	8,075
Fair value	2,575	2,364	119	550	480	6,088	8,094
Yield (%)	1.98	1.78	3.73	5.59	4.97	2.48	4.06
Other governments
Amortized cost	4,518	2,483	1,179	2	–	8,182	109
Fair value	4,520	2,517	1,190	2	–	8,229	110
Yield (%)	0.43	0.66	0.60	4.80	–	0.53	4.41
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	818	–	8,468	24	21	9,331	10,956
Fair value	846	–	8,687	24	21	9,578	11,043
Yield (%)	2.04	–	4.93	5.03	5.98	4.68	4.15
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	9	24	28	232	496	789	872
Fair value	9	24	29	242	513	817	874
Yield (%)	4.31	3.93	3.72	4.61	4.56	4.52	4.82
Corporate debt
Amortized cost	969	2,625	473	50	297	4,414	5,575
Fair value	1,006	2,702	490	50	289	4,537	5,320
Yield (%)	2.53	1.79	1.79	5.79	5.01	2.21	3.42
Corporate equity (2)
Amortized cost	91	144	105	64	498	902	914
Fair value	92	140	109	67	488	896	895
Yield (%)	5.90	4.41	3.34	2.00	1.14	2.46	2.99

Total cost or amortized cost	13,537	13,544	18,771	1,979	1,817	49,648	32,236

Total fair value	13,595	13,815	19,044	2,005	1,844	50,303	32,115

Yield (%)	1.05	1.99	3.54	4.14	3.82	2.47	3.70

Other Securities
Carrying value	73	74	70	500	722	1,439	1,991
Fair value	73	74	70	500	722	1,439	1,991

Total cost or amortized cost of securities	$23,290	$20,945	$26,621	$7,118	$32,184	$110,158	$100,259

Total fair value of securities	$23,348	$21,216	$26,894	$7,144	$32,211	$110,813	$100,138

Total by Currency (in Canadian $ equivalent)
Canadian dollar	$12,943	$12,409	$24,348	$5,237	$19,312	$74,249	$58,639
U.S. dollar	5,546	7,638	2,425	1,670	12,736	30,015	39,015
Other currencies	4,859	1,169	121	237	163	6,549	2,484

Total securities	$23,348	$21,216	$26,894	$7,144	$32,211	$110,813	$100,138

   (1) These amounts are supported by guaranteed mortgages.
   (2) For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

  BMO Financial Group 192nd Annual Report 2009  117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale and other securities			2009		Available-for-sale and other securities		2008
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	$17,302	$167	$71	$17,398	$3,233	$31	$–	$3,264
Canadian provincial and municipal governments	1,638	50	–	1,688	291	–	1	290
U.S. federal government	1,136	1	26	1,111	2,256	13	–	2,269
U.S. states, municipalities and agencies	5,993	98	3	6,088	8,075	37	18	8,094
Other governments	8,182	53	6	8,229	109	1	–	110
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	9,331	247	–	9,578	10,956	87	–	11,043
Mortgage-backed securities and collateralized mortgage obligations – U.S.	789	28	–	817	872	7	4	875
Corporate debt (2)	4,705	184	61	4,828	5,896	41	296	5,641
Corporate equity (2)	2,011	26	32	2,005	2,539	14	33	2,520

Total	$51,087	$854	$199	$51,742	$34,227	$231	$352	$34,106

(1) These amounts are supported by guaranteed mortgages.
(2)   Included in unrealized gains (losses) in 2009 are gains of $60 million in corporate debt (losses of $169 million in 2008) and losses of $13 million in corporate equity (losses of $14 million in 2008) related to securities transferred from trading effective August 1, 2008.

	Available-for-sale				Available-for-sale
Unrealized Losses	securities in an unrealized				securities in an unrealized
(Canadian $ in millions)	loss position for		2009		loss position for		2008
	Less than	12 months			Less than	12 months
	12 months	or longer	Total		12 months	or longer	Total
	Gross	Gross	Gross		Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value	losses	losses	losses	value

Issued or guaranteed by:
Canadian federal government	$65	$6	$71	$3,418	$–	$–	$–	$–
Canadian provincial and municipal governments	–	–	–	30	1	–	1	–
U.S. federal government	12	14	26	17	–	–	–	718
U.S. states, municipalities and agencies	1	2	3	1,371	18	–	18	4,963
Other governments	5	1	6	1,896	–	–	–	28
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	10	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S. (1)	–	–	–	–	3	1	4	391
Corporate debt	27	34	61	1,769	290	6	296	2,299
Corporate equity	15	17	32	83	33	–	33	109

Total	$125	$74	$199	$8,594	$345	$7	$352	$8,508

(1) These amounts are supported by guaranteed mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)						2009	2008	2007

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income (1)
Trading securities (2)						$1,424	$1,459	$1,631
Available-for-sale securities						933	1,667	1,426
Other securities						70	65	83

						$2,427	$3,191	$3,140

Non-Interest Revenue
Available-for-sale securities
Gross realized gains						$148	$99	$149
Gross realized losses						(69)	(106)	(16)
Other securities, net realized and unrealized gains (losses)						(132)	16	132
Impairment write-downs						(301)	(324)	(18)

Securities gains (losses), other than trading						$(354)	$(315)	$247

Trading securities, net realized and unrealized gains (losses) (2)						$609	$(718)	$(38)

Total income from securities						$2,682	$2,158	$3,349

(1)   The following income related to our insurance operations was included in non-interest revenue, insurance income in our Consolidated Statement of Income: Interest, dividend and fee income of $109 million in 2009, $15 million in 2008 and $13 million in 2007.
Securities gains (losses), other than trading of $9 million in 2009, $nil in 2008 and $1 million in 2007.

       Trading securities, net realized and unrealized gains (losses) of $418 million in 2009, $nil in 2008 and 2007.
(2)  $18 million of net unrealized losses are related to trading securities still held as at October 31, 2009 ($nil in 2008).
				Certain comparative figures have been reclassified to conform with the current year’s presentation.

118  BMO Financial Group 192nd Annual Report 2009

Note 4: Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Change in Accounting Policy
During August 2009, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement” on the classification and measurement of financial assets. For details of the impact of our adoption of this change, see Note 3.
          Effective November 1, 2006, we began to amortize deferred loan origination costs using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income varies over the term of the loan based on the principal outstanding.
Loans
Loans are recorded at amortized cost using the effective interest method as described above. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan. The treatment of interest income for impaired loans is described below.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.
Lending Fees
The accounting treatment for lending fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
          We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we restructure loans due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when certain conditions exist, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets. For personal loans which are not individually assessed, specific provisions are calculated on a pooled basis, taking into account historical loss experience.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

BMO Financial Group 192nd Annual Report 2009  119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.
Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

				Credit card, consumer
	Residential			instalment and other			Business and			Customers’ liability
(Canadian $ in millions)	mortgages			personal loans			government loans			under acceptances			Total

As at October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Gross loan balances at end of year	$45,524	$49,343	$52,429	$48,398	$45,857	$37,682	$68,169	$84,151	$62,650	$7,640	$9,358	$12,389	$169,731	$188,709	$165,150

Specific allowance at beginning of year	$13	$14	$5	$2	$1	$1	$411	$142	$147	$–	$–	$–	$426	$157	$153
Provision for credit losses	26	5	11	624	332	218	888	733	74	5	–	–	1,543	1,070	303
Recoveries	–	–	–	104	91	72	41	23	19	–	–	–	145	114	91
Write-offs	(6)	(6)	(2)	(679)	(422)	(287)	(807)	(542)	(102)	–	–	–	(1,492)	(970)	(391)
Foreign exchange and other	–	–	–	–	–	(3)	(26)	55	4	–	–	–	(26)	55	1

Specific allowance at end of year	33	13	14	51	2	1	507	411	142	5	–	–	596	426	157

General allowance at beginning of year	8	11	23	242	327	340	1,030	517	506	41	43	36	1,321	898	905
Provision for credit losses	10	(3)	(12)	24	(85)	(13)	13	350	68	13	(2)	7	60	260	50
Foreign exchange and other	–	–	–	–	–	–	(75)	163	(57)	–	–	–	(75)	163	(57)

General allowance at end of year	18	8	11	266	242	327	968	1,030	517	54	41	43	1,306	1,321	898

Total allowance	$51	$21	$25	$317	$244	$328	$1,475	$1,441	$659	$59	$41	$43	$1,902	$1,747	$1,055

Net loan balances at end of year	$45,473	$49,322	$52,404	$48,081	$45,613	$37,354	$66,694	$82,710	$61,991	$7,581	$9,317	$12,346	$167,829	$186,962	$164,095

Restructured loans of $9 million were classified as performing during the year ended October 31, 2009 ($3 million in 2008 and 2007). No restructured loans were written off in the years ended October 31, 2009, 2008 and 2007.
Included in loans as at October 31, 2009 are $71,702 million ($78,782 million and $56,356 million in 2008 and 2007) of loans denominated in U.S. dollars and $1,945 million ($2,608 million and $1,909 million in 2008 and 2007) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance		General allowance		Net amount
	2009	2008	2009	2008	2009	2008	2009	2008
By geographic region (1):
Canada	$121,089	$124,517	$241	$129	$589	$579	$120,259	$123,809
United States	38,491	52,274	294	256	717	742	37,480	51,276
Other countries	10,151	11,918	61	41	–	–	10,090	11,877

Total	$169,731	$188,709	$596	$426	$1,306	$1,321	$167,829	$186,962

(1) Geographic region is based upon the country of ultimate risk.

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Impaired loans and acceptances, including the related allowances, are as follows:

(Canadian $ in millions)	Gross impaired amount		Specific allowance		Net of specific allowance
	2009	2008	2009	2008	2009	2008
Residential mortgages	$269	$224	$33	$13	$236	$211
Consumer instalment and other personal loans	342	182	51	2	291	180
Business and government loans	2,686	1,981	512	411	2,174	1,570

Total	$3,297	$2,387	$596	$426	$2,701	$1,961

By geographic region (1):
Canada	$950	$803	$241	$129	$709	$674
United States	2,161	1,494	294	256	1,867	1,238
Other countries	186	90	61	41	125	49

Total	$3,297	$2,387	$596	$426	$2,701	$1,961

(1)	Geographic region is based upon the country of ultimate risk.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $187 million and $68 million as at October 31, 2009 and 2008, respectively.

120  BMO Financial Group 192nd Annual Report 2009

Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.
          During the year ended October 31, 2009, we foreclosed on impaired loans and received $70 million in real estate properties that we classified as held for sale ($45 million in 2008). Assets held for sale are disposed of in an orderly manner.
Impaired Loans
Our average gross impaired loans and acceptances were $2,850 million for the year ended October 31, 2009 ($1,568 million in 2008). Our average impaired loans, net of the specific allowance, were $2,325 million for the year ended October 31, 2009 ($1,245 million in 2008).
          During the years ended October 31, 2009, 2008 and 2007, we would have recorded additional interest income of $119 million, $102 million and $43 million, respectively, if we had not classified any loans as impaired.
          Cash interest income of $nil was recognized on impaired loans during the years ended October 31, 2009, 2008 and 2007.
          During the year ended October 31, 2009, we recorded a net loss of $24 million (net gain of $2 million in 2008) on the sale of impaired loans.

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions. Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
          Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2009	2008
	Contractual	Contractual
	amount	amount

Credit Instruments
Standby letters of credit and guarantees	$11,384	$15,270
Securities lending	445	1,038
Documentary and commercial letters of credit	1,422	1,841
Commitments to extend credit
– Original maturity of one year and under	28,438	41,113
– Original maturity of over one year	31,626	39,995

Total	$73,315	$99,257

Note 6: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables presented in a blue-tinted font in Management’s Discussion and Analysis on pages 80 to 82 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.
Concentrations of Credit and Counterparty Risk
Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year-end, our credit assets consisted of a well-diversified portfolio representing millions of clients, the majority of them consumers and small to medium-size businesses.
          From an industry viewpoint, our most significant exposure as at year-end was to the individual sector, comprising $117 billion.
Basel II Framework
On November 1, 2007, we adopted a new capital management framework, the Basel II Framework. The new framework promotes the adoption of stronger risk management practices, using exposure at default to assess credit and counterparty risk. Exposures are classified as follows:
•	Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default represents the amount drawn, adding back any specific provisions and write-offs.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. Exposure at default for undrawn commitments is based on management’s best estimate.

•	Over-the-counter (“OTC”) derivatives are those, in the banking book only, that attract credit risk in addition to market risk. Exposure at default for over-the-counter derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

BMO Financial Group 192nd Annual Report 2009   121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Other off-balance sheet exposures include items such as guarantees and standby letters of credit and documentary credits. Exposure at default for other off-balance sheet items is based on management’s best estimate.

•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures.

Exposure at default for repo style transactions is the amount drawn, adding back any write-offs.

•	Adjusted exposure at default represents exposure at default that has been redistributed to a more favourable probability of default band or a different Basel asset class as a result of collateral.

Total non-trading exposure at default by industry, as at October 31, 2009, based on the Basel II classification is as follows:

Credit Exposure by Industry							Other
			Commitments		OTC		off-balance		Repo style
(Canadian $ in millions)	Drawn		(undrawn)		derivatives		sheet items		transactions		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Financial institutions	$28,404	$41,808	$9,662	$16,024	$119	$133	$3,063	$5,348	$48,312	$64,282	$89,560	$127,595
Government	30,024	11,142	1,136	1,458	–	–	730	301	6,734	5,159	38,624	18,060
Manufacturing	8,017	10,186	6,455	6,787	–	–	1,417	2,045	–	–	15,889	19,018
Real estate	13,309	14,613	956	1,561	–	–	783	1,508	–	–	15,048	17,682
Retail trade	5,250	5,302	2,371	2,432	–	–	505	588	–	–	8,126	8,322
Service industries	12,808	17,282	4,116	3,565	–	–	2,224	2,424	206	453	19,354	23,724
Wholesale trade	4,063	4,462	2,102	2,005	–	–	741	343	–	–	6,906	6,810
Oil and gas	4,426	6,207	4,533	4,600	–	–	753	692	–	–	9,712	11,499
Individual	91,379	91,602	25,796	26,936	–	–	1	2	–	–	117,176	118,540
Others (1)	24,726	31,640	8,539	8,570	–	67	2,594	3,924	–	–	35,859	44,201

Total exposure at default	$222,406	$234,244	$65,666	$73,938	$119	$200	$12,811	$17,175	$55,252	$69,894	$356,254	$395,451

(1) Includes industries having a total exposure of less than 2%.
Additional information about our credit risk exposure by geographic region and counterparty is provided in Note 4.
Credit Quality
We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text presented in a blue-tinted font in Management’s Discussion and Analysis on page 81 of this report.
          Based on the Basel II classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2009. Wholesale includes all loans that are not classified as retail.
Wholesale Credit Exposure by Risk Rating

				2009	2008
				Total	Total
(Canadian $ in millions)	Drawn	Undrawn	(1)	exposure	exposure

Investment grade	$91,955	$27,245		$119,200	$130,890
Non-investment grade	32,363	9,649		42,012	43,692
Watchlist	2,323	343		2,666	2,230
Default	2,376	165		2,541	1,575

Total	$129,017	$37,402		$166,419	$178,387

(1) Included in the undrawn amounts are uncommitted exposures of $13,454 million.

    Retail Credit Drawn Exposure by Portfolio and Risk Rating

	Residential mortgages and				Other retail and retail small
(Canadian $ in millions)	home equity lines of credit		Qualifying revolving retail (1)		and medium-sized enterprises
	2009	2008	2009	2008	2009	2008

Risk profile (probability of default):
Low (> 0% to 0.75%)	$27,930	$23,681	$5,292	$5,321	$7,822	$9,601
Medium (> 0.75% to 7.00%)	4,177	1,782	1,729	1,170	4,514	2,410
High (> 7.00% to 99.99%)	300	664	303	190	186	135
Default (100%)	150	92	35	27	69	41

Total	$32,557	$26,219	$7,359	$6,708	$12,591	$12,187

(1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which we expect that the full amount of principal and interest payments will be collected. The following table presents the loans that are past due not impaired as at October 31, 2009:

   Loans Past Due Not Impaired

(Canadian $ in millions)	1 to 29 days		30 to 89 days		90 days or more		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Residential mortgages	$509	$396	$356	$319	$96	$48	$961	$763
Credit card, consumer instalment and other personal loans	1,692	1,454	377	284	104	65	2,173	1,803
Business and government loans	493	1,869	327	1,162	27	50	847	3,081
Customers’ liability under acceptances	–	–	–	151	–	–	–	151

Total	$2,694	$3,719	$1,060	$1,916	$227	$163	$3,981	$5,798

122  BMO Financial Group 192nd Annual Report 2009

Loan Maturities and Rate Sensitivity
The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

(Canadian $ in millions)	Contractual maturity			2009	2008
	1 year	Over 1 year	Over
	or less	to 5 years	5 years	Total	Total

Canada
Consumer	$23,008	$45,734	$6,128	$74,870	$70,143
Commercial and corporate (excluding real estate)	24,343	10,808	1,820	36,971	31,145
Commercial real estate	4,749	3,190	1,309	9,248	23,229
United States	8,328	16,481	13,682	38,491	52,274
Other countries	1,343	8,784	24	10,151	11,918

Total	$61,771	$84,997	$22,963	$169,731	$188,709

Certain comparative figures have been reclassified to conform with the current year’s presentation.
The following table analyzes net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2009	2008

Fixed rate	$55,954	$66,257
Floating rate	102,096	109,412
Non-interest sensitive (1)	9,779	11,293

Total	$167,829	$186,962

(1)	Non-interest sensitive loans and acceptances include customers’ liability under acceptances. Certain comparative figures have been reclassified to conform with the current year’s presentation.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
          Our market risk management practices and key measures are outlined in the text and tables presented in a blue-tinted font in the Risk Management section of Management’s Discussion and Analysis on pages 82 to 86 of this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee (“RRC”);

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determines the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio.
          The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. Our liquidity ratio as at October 31, 2009 was 31.9% (29.1% in 2008).
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $95.4 billion at the end of the year ($85.8 billion in 2008), and U.S. dollar and other currency core deposits totalled US$27.7 billion at the end of the year (US$32.8 billion in 2008).
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital funded 106.8% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year (94.2% in 2008).
          Our funding philosophy is that wholesale funding used to support loans is longer-term (typically two to ten years in maturity) to better match the terms to maturity of loans. Wholesale funding that supports liquid trading and underwriting assets and available-for-sale securities is generally shorter-term in nature (maturing in under two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region.
Contractual Maturities of Financial Liabilities and Other Off-Balance Sheet Financial Instruments
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the following table.

BMO Financial Group 192nd Annual Report 2009  123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Contractual maturities of on-balance sheet non-trading financial liabilities as at October 31, 2009 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits (1)	$90,842	$31,375	$7,111	$5,097	$99,259	$233,684
Subordinated debt	216	678	929	4,640	–	6,463
Capital trust securities	428	853	–	–	–	1,281
Other financial liabilities	53,414	24	42	2,742	3,527	59,749

(1) Excludes interest payments and structured notes designated under the fair value option.
The balances for on-balance sheet financial instruments in the above table will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.

Contractual maturities of off-balance sheet financial instruments as at October 31, 2009 were as follows:

	Less than	1 to 3	3 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	Total

Off-Balance Sheet Financial Instruments
Commitments to extend credit (1)	$28,438	$22,441	$6,969	$2,216	$–	$60,064
Operating leases	238	390	273	641	–	1,542
Financial guarantee contracts (1)	51,857	–	–	–	–	51,857
Purchase obligations (2)	286	576	317	119	–	1,298

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	We have six significant outsourcing contracts. In 2008, we entered into a 15-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a five-year contract with the option to extend for an additional two-year term with an external service provider that provides facility management services to our Canadian branches and a seven-year contract with an external service provider for wholesale lockbox processing. In 2006, we entered into a six-year contract with an external service provider to provide application system maintenance and development services. In 2003, we entered into a 10-year contract with an external service provider to provide human resource transactional business processing. In 2000, we entered into a 15-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.

Note 7: Guarantees
In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds, due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,384 million as at October 31, 2009 ($15,270 million in 2008). None of the letters of credit or guarantees had an investment rating in 2009 or 2008. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          No amount was included in our Consolidated Balance Sheet as at October 31, 2009 and 2008 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
          The maximum amount payable under these backstop and other liquidity facilities totalled $19,108 million as at October 31, 2009 ($32,806 million in 2008), of which $17,541 million relates to facilities that are investment grade, $649 million are non-investment grade and $918 million are not rated ($31,703 million, $626 million and $477 million, respectively, in 2008). As at October 31, 2009, $185 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($656 million in 2008), of which $158 million (US$146 million) ($538 million or US$447 million in 2008) related to our U.S. customer securitization vehicle discussed in Note 9.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.
Senior Funding Facilities
We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at October 31, 2009, $7,342 million had been drawn ($5,761 million in 2008) in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 9.
          In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at October 31, 2009.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
          Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to

124  BMO Financial Group 192nd Annual Report 2009

a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $51,072 million as at October 31, 2009 ($71,977 million in 2008), of which $45,843 million relates to swaps that are investment grade, $5,034 million are non-investment grade swaps and $195 million are not rated ($66,829 million, $4,121 million and $1,027 million, respectively, in 2008). The terms of these contracts range from one day to nine years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $2,159 million as at October 31, 2009 ($5,828 million in 2008).
          Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $667 million as at October 31, 2009 ($1,853 million in 2008), none of which are rated ($1,853 million were not rated in 2008).
          Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from six months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $118 million as at October 31, 2009 ($113 million in 2008) and none of the instruments have an investment rating ($113 million were not rated in 2008).
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties.
          No material amount was included in our Consolidated Balance Sheet as at October 31, 2009 and 2008 related to these indemnifications.

Note 8: Asset Securitization
Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue either interest bearing or discounted investor certificates.
          Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
          We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. When the loans are considered sold for accounting purposes, we remove them from our Consolidated Balance Sheet. We recognize gains in securitization revenues at the time of the sale. These gains are determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities.

A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.
          For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.
          The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2009, 2008 and 2007:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net cash proceeds (1)	$6,761	$8,330	$3,312	$–	$–	$–	$–	$3,024	$–	$6,761	$11,354	$3,312
Investment in securitization vehicles (2)	–	–	–	–	–	–	–	190	–	–	190	–
Deferred purchase price	189	331	125	–	–	–	–	73	–	189	404	125
Servicing liability	(29)	(55)	(26)	–	–	–	–	(14)	–	(29)	(69)	(26)

	6,921	8,606	3,411	–	–	–	–	3,273	–	6,921	11,879	3,411
Loans sold	6,823	8,524	3,400	–	–	–	–	3,219	–	6,823	11,743	3,400

Gain on sale of loans from new securitizations	98	82	11	–	–	–	–	54	–	98	136	11
Gain on sale of loans sold to revolving securitization vehicles	146	72	28	–	–	–	456	212	163	602	284	191
Other securitization revenue	(16)	(28)	(23)	–	–	5	98	41	46	82	13	28
Amortization of servicing liability	57	41	36	–	–	–	90	39	30	147	80	66

Total	$285	$167	$52	$–	$–	$5	$644	$346	$239	$929	$513	$296

(1) Net cash proceeds represent cash proceeds less issuance costs.	(2) Includes credit card securities retained on-balance sheet.

BMO Financial Group 192nd Annual Report 2009  125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The key weighted-average assumptions used to value the deferred purchase price for all securitizations during the year were as follows:

	Residential mortgages		Credit card loans
	2009	2008	2009	2008

Weighted-average life (years)	3.45	3.02	0.99	0.84
Prepayment rate	20.59%	12.99%	36.41%	40.16%
Interest rate	4.41%	5.42%	21.65%	21.38%
Expected credit losses (1)	–	–	4.43%	2.51%
Discount rate	3.87%	5.15%	9.69%	10.25%

(1) As the residential mortgages are fully insured, there are no expected credit losses.

Cash flows received from securitization vehicles for the years ended October 31, 2009, 2008 and 2007 were as follows:

(Canadian $ in millions)	Residential mortgages			Credit card loans			Total (1)
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Proceeds from new securitizations	$6,796	$8,423	$3,330	$–	$3,025	$–	$6,796	$11,448	$3,330
Proceeds from collections reinvested in existing securitization vehicles	2,562	1,853	2,187	20,420	9,685	8,198	22,982	11,538	10,385
Servicing fees collected	51	29	21	–	–	3	51	29	24
Receipt of deferred purchase price	279	132	104	649	347	240	928	479	344

(1) There were no cash flows received from consumer instalment and other personal loans during the three-year period ended October 31, 2009.
The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2009 and 2008 was as follows:

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total (1)
	2009	2008	2009	2008	2009	2008

Retained interests
Investment in securitization vehicles	$–	$–	$277	$261	$277	$261
Deferred purchase price	616	524	111	115	727	639
Cash deposits with securitization vehicles	11	12	–	–	11	12
Servicing liability	91	100	20	19	111	119

(1) We did not securitize any consumer instalment and other personal loans in the three-year period ended October 31, 2009.
Credit Information
Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

(Canadian $ in millions)	2009				2008

	Total	Impaired	Net		Total	Impaired	Net
	loans	loans	write-offs	(1)	loans	loans	write-offs	(1)

Residential mortgages	$74,647	$309	$6		$77,641	$235	$6
Consumer instalment and other personal loans	45,824	32	401		43,737	19	120
Credit card loans	7,293	310	346		6,839	163	264
Business and government loans	68,169	2,686	766		84,151	1,981	519

Total loans	195,933	3,337	1,519		212,368	2,398	909
Less mortgage-backed securities retained and classified as available-for-sale securities	9,284	–	–		9,477	–	–
Less loans securitized:
Residential mortgages	19,839	40	–		18,821	11	–
Credit card loans	4,719	–	172		4,719	–	53

Total loans reported in the Consolidated Balance Sheet	$162,091	$3,297	$1,347		$179,351	$2,387	$856

(1) Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Our credit exposure to securitized assets as at October 31, 2009 was limited to our deferred purchase price of $727 million ($639 million in 2008), certain cash deposits of $11 million ($12 million in 2008) and investments in securitization vehicles of $277 million ($261 million in 2008).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2009 and 2008 were as follows:

	2009	2008

Residential mortgages	n/a	n/a
Credit card loans	3.65%	1.01%

n/a – Not applicable – residential mortgages are fully insured.

126  BMO Financial Group 192nd Annual Report 2009

Sensitivity Analysis
The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2009 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	$616	$111

Weighted-average life (years)	2.63	0.35

Weighted-average prepayment rate (%)	18.21	99.58
Impact of: 10% adverse change ($)	13.2	10.1
20% adverse change ($)	26.0	18.6

Interest rate (%)	1.33	11.68
Impact of: 10% adverse change ($)	89.5	11.0
20% adverse change ($)	177.8	22.1

Expected credit losses (%)	0–0.01	3.65
Impact of: 10% adverse change ($)	0.1	4.7
20% adverse change ($)	0.2	9.4

Weighted-average discount rate (%)	1.94	8.96
Impact of: 10% adverse change ($)	1.8	0.4
20% adverse change ($)	3.7	0.7

Note 9: Variable Interest Entities
Variable interest entities (“VIEs”) include entities whose equity is considered insufficient to finance its activities or for which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We determine this based on a quantitative assessment that involves estimating our relative exposure to variability in the future cash flows and performance of the VIE.
          Total assets in these VIEs and our maximum exposure to losses are summarized in the following table, with the exception of our compensation trusts, which are described in further detail below.

(Canadian $ in millions)	October 31, 2009								October 31, 2008
								Total								Total
	Maximum exposure to loss							assets	Maximum exposure to loss							assets
			Drawn								Drawn
			facilities								facilities
	Undrawn		and loans		Securities	Derivative			Undrawn		and loans		Securities	Derivative
	facilities	(1)	provided	(2)	held	assets	Total		facilities	(1)	provided	(2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	$5,819		$–		$328	$44	$6,191	$5,674	$11,040		$–		$2,139	$55	$13,234	$11,106
U.S. customer securitization vehicle	6,214		158		–	2	6,374	4,943	10,015		538		–	1	10,554	7,993
Bank securitization vehicles (3)	5,100		–		625	94	5,819	9,719	5,100		–		986	121	6,207	9,719
Credit protection vehicle (4)(5)	918		112		833	1,236	3,099	2,322	477		553		1,083	2,744	4,857	2,794
Structured investment vehicles (6)	247		7,230		–	12	7,489	6,968	5,063		5,208		–	57	10,328	9,291
Structured finance vehicles	n/a		n/a		1,762	–	1,762	2,451	n/a		n/a		40	–	40	132
Capital and funding trusts	43		12		2	–	57	1,270	25		5		–	n/a	30	804

Total	$18,341		$7,512		$3,550	$1,388	$30,791	$33,347	$31,720		$6,304		$4,248	$2,978	$45,250	$41,839

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	$733		$–		$719	$–	$1,452	$719	$274		$–		$265	$ n/a	$539	$265
Structured finance vehicles	n/a		n/a		54	–	54	54	n/a		n/a		450	–	450	450
Capital and funding trusts	9,013		1,987		880	45	11,925	5,190	5,151		5,849		880	112	11,992	9,187

Total	$9,746		$1,987		$1,653	$45	$13,431	$5,963	$5,425		$5,849		$1,595	$112	$12,981	$9,902

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities to our Canadian customer securitization vehicles related to credit support as at October 31, 2009 and 2008. Backstop liquidity facilities to our U.S. customer securitization vehicle include credit support and are discussed in Note 7.
(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.
(3)	Securities held in our bank securitization vehicles are comprised of $55 million of commercial paper classified as trading securities ($509 million in 2008), and $293 million of deferred purchase price ($216 million in 2008) and $277 million of asset-backed securities ($261 million in 2008) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties which are also classified as trading instruments.
(5)	Securities held are classified as trading securities and have a face value of $1,415 million. A third party holds its exposure to Apex through a total return swap with us on $600 million of these securities as at October 31, 2009 and 2008. As at October 31, 2009, we have hedged our exposure to the remaining $815 million of notes through a credit default swap.
(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. Our exposure was written down to $nil in the years ended October 31, 2009 and 2008.
(7)	Total assets held as at October 31, 2009 are comprised of a loan of $560 million ($nil in 2008) and $159 million of other assets ($265 million in 2008).

n/a – not applicable

BMO Financial Group 192nd Annual Report 2009  127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Customer Securitization Vehicles
We sponsor customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the seller continues to service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
Canadian Customer Securitization Vehicles
Our exposure to our Canadian customer securitization vehicles is summarized in the table above. We purchase asset-backed commercial paper (“ABCP” or “commercial paper”) through our role as a market maker and hold these securities for an interim period until investors purchase them. In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us. To the extent that we have purchased commercial paper, our exposure under the liquidity facilities is reduced by an equal amount. We use our credit adjudication process in deciding whether to enter into global style backstop liquidity facilities just as we do when extending credit in the form of a loan. The vehicles have never drawn on these facilities to date.
          We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily our holdings of ABCP, as well as fees earned for services provided. We are not required to consolidate four of our seven Canadian customer securitization vehicles. We consolidate VIEs which are fully financed by us through our ownership of ABCP. Our exposure to loss is limited to the consolidated assets disclosed in the preceding table.
U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. As part of our services in support of the ongoing operations of the vehicle, we may advance funds under backstop liquidity facilities. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests, primarily the backstop liquidity facilities, as well as fees for services we provide. We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue commercial paper or term asset-backed securities to fund their activities.
          We are not required to consolidate our bank securitization vehicles based on the structure of these vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. Our variable interests in these vehicles are summarized in the preceding table. Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations.
          We offer global style backstop liquidity facilities to some of our bank securitization vehicles that have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
Credit Protection Vehicle
We sponsor a credit protection vehicle, Apex Trust (“Apex”), that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. Since the swaps are classified as trading instruments and have similar terms, changes in the fair value of the swap held with Apex are offset by changes in the fair value of the swap held with the swap counterparties. The fair value of the swaps with Apex is included in the preceding table along with our holdings of notes issued by Apex and the senior funding facility. During the year ended October 31, 2009, we used credit default swaps to hedge our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility.
          We assess whether we are required to consolidate this vehicle based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our net exposure from significant variable interests in Apex, primarily securities issued by Apex and the senior funding facility we provide and their related hedges. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs, Links Finance Corporation (“Links”) and Parkland Finance Corporation (“Parkland”), and act as asset manager. Our exposure to loss is summarized in the table above. We provide senior-ranked support for the funding of Links and Parkland through our liquidity facilities. The facilities backstop the repayment of senior note obligations to permit the SIVs to continue the strategy of selling assets in an orderly manner. Other than our current commitment, which is included in the preceding table, we are not obligated to provide additional facilities to the SIVs. We use our credit adjudication process in deciding whether to do so just as we do when extending credit in the form of a loan.
          We assess whether we are required to consolidate these vehicles based on a quantitative analysis of expected losses that could be absorbed by us. In doing this analysis, we consider our significant variable interests in the vehicles through our liquidity facilities and our holdings of capital notes. We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure, and we hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both, unless the exposure to expected losses and residual returns has been passed to the retail investor through the derivative arrangement. We base this assessment on our holdings of units issued by these VIEs. Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment.
Capital and Funding Trusts
During the year ended October 31, 2009, BMO Capital Trust II (“Trust II”) was created to issue $450 million of BMO Tier 1 Notes – Series A. Trust II used the proceeds of the offering to purchase a senior deposit note from the bank. We are not required to consolidate Trust II based on our assessment of our variable interests. See Note 19 for further information related to Trust II.
          BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion of BMO Covered Bonds we issued in 2008. We sold assets to the CB Trust in exchange for a promissory note. The assets of the CB Trust have been pledged to secure payment of the bonds we issued. The CB Trust is a VIE which we are required to consolidate

128  BMO Financial Group 192nd Annual Report 2009

as we are exposed to the majority of its expected losses and residual returns, based on our assessment of our variable interests.
          BMO Subordinated Notes Trust (“SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from us. We are not required to consolidate SN Trust based on an assessment of our variable interests. See Note 18 for further information related to SN Trust.
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BOaTS”). The Trust is a VIE which we are required to consolidate based on our assessment of our variable interests. Securities of $2.2 billion issued by the Trust are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. See Note 19 for further information related to the Trust.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $869 million as at October 31, 2009 ($618 million in 2008). Based on an assessment of our variable interests, we are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual creditor investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities are described in Note 7.

Note 10: Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or a group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.
          Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
Options
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to enable customers to transfer, modify or reduce current or expected risks.

BMO Financial Group 192nd Annual Report 2009  129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction or firm commitment, or a specific pool of transactions with similar risk characteristics.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps and forward contracts. These derivatives are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest expense over the term of the hedge.
          We also sometimes economically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Accounting Hedges
In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments, foreign denominated assets or the forecasted issuance of fixed rate liabilities. Our cash flow hedges, which have a maximum term of nine years, are hedges of floating rate loans and deposits as well as foreign currency denominated assets.
          We record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in our Consolidated Statement of Income. The amount of other comprehensive gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $235 million ($163 million after tax). This will adjust interest on assets and liabilities that were previously hedged.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.
          We record interest receivable or payable on the derivative as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment of the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2009 and 2008.
Net Investment Hedges
Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Foreign currency denominated deposit liabilities are designated as hedging instruments of this exposure. The foreign currency translation of both the net investment and hedging instruments is recorded in Accumulated Other Comprehensive Income (Loss) on Translation of Net Foreign Operations. To the extent that the hedge is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading. The amount of hedge ineffectiveness associated with net investment hedges for 2009 was a gain of $10 million (loss of $11 million in 2008 and a gain of less than $1 million in 2007).

130  BMO Financial Group 192nd Annual Report 2009

Fair Value Hedging Relationships
The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)	Pre-tax gains/(losses) recorded in income

				Hedge ineffectiveness
	Amount of gain (loss)	Quasi fair value		recorded in non-interest
Contract type	on hedging derivative (1)	adjustment	(2)	revenue – other

Interest rate contracts – 2009	$(100)	$90		$(10)
2008	747	(736)		11
2007	(43)	44		1

(1) Unrealized gains (losses) on hedging derivatives are recorded in Other Assets – Derivative instruments or Other Liabilities – Derivative instruments in the Consolidated Balance Sheet.

(2) Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.
Cash Flow Hedging Relationships
The following table presents the impact of cash flow hedges on our financial results.
   (Canadian $ in millions before tax)

			Reclassification of
	Fair value change	Fair value change	gains (losses) on	Amortization of
	recorded in	recorded in	de-designated hedges from	spot/forward differential
	other comprehensive	non-interest	other comprehensive income	on foreign exchange
Contract type	income	revenue – other	to net interest income	contracts to interest expense (1)

2009
Interest rate	$100	$(10)	$135	$–
Foreign exchange	(317)	–	–	(43)

Total	$(217)	$(10)	$135	$(43)

2008
Interest rate	$536	$16	$(92)	–
Foreign exchange	–	–	–	–

Total	$536	$16	$(92)	–

2007
Interest rate	$(192)	$1	$(19)	–
Foreign exchange	–	–	–	–

Total	$(192)	$1	$(19)	–

(1) The spot/forward differential is excluded from our assessment of effectiveness.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a standalone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.
Contingent Features
Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies). If our credit ratings were to fall, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization overnight on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements that are in a liability position on October 31, 2009 is $7 billion, for which we have posted collateral of $7 billion. If our credit rating had been downgraded to A– on October 31, 2009 (per Standard & Poor’s Rating Services), we would have been required to post collateral or meet payment demands of an additional $470 million.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

BMO Financial Group 192nd Annual Report 2009  131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fair values of our derivative instruments are as follows:

(Canadian $ in millions)	2009			2008

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	$27,233	$(26,195)	$1,038	$27,033	$(26,245)	$788
Forward rate agreements	231	(241)	(10)	165	(166)	(1)
Futures	3	(22)	(19)	19	(12)	7
Purchased options	1,749	(3)	1,746	1,804	–	1,804
Written options	–	(1,828)	(1,828)	–	(1,643)	(1,643)
Foreign Exchange Contracts
Cross-currency swaps	1,542	(2,158)	(616)	1,212	(1,346)	(134)
Cross-currency interest rate swaps	3,662	(3,658)	4	7,867	(7,259)	608
Forward foreign exchange contracts	2,713	(3,168)	(455)	8,383	(7,913)	470
Purchased options	232	–	232	566	–	566
Written options	–	(185)	(185)	–	(774)	(774)
Commodity Contracts
Swaps	1,500	(1,332)	168	2,336	(3,102)	(766)
Purchased options	1,990	–	1,990	3,953	–	3,953
Written options	–	(1,835)	(1,835)	–	(3,497)	(3,497)
Equity Contracts	1,982	(1,355)	627	4,498	(2,017)	2,481
Credit Default Swaps
Purchased	2,937	–	2,937	6,435	–	6,435
Written (1)	–	(2,159)	(2,159)	–	(5,828)	(5,828)

Total fair value – trading derivatives	$45,774	$(44,139)	$1,635	$64,271	$(59,802)	$4,469

Average fair value (2)	$64,377	$(62,685)	$1,692	$43,917	$(40,456)	$3,461

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	$182	$(440)	$(258)	$752	$(187)	$565
Fair value hedges – swaps	707	(186)	521	563	(59)	504

Total swaps	$889	$(626)	$263	$1,315	$(246)	$1,069

Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	$1,235	$–	$1,235	$–	$–	$–

Total foreign exchange contracts	$1,235	$–	$1,235	$–	$–	$–

Total fair value – hedging derivatives (3)	$2,124	$(626)	$1,498	$1,315	$(246)	$1,069

Average fair value (2)	$2,128	$(559)	$1,569	$540	$(257)	$283

Total fair value – trading and hedging derivatives	$47,898	$(44,765)	$3,133	$65,586	$(60,048)	$5,538

Less: impact of master netting agreements	$(29,423)	$29,423	$–	$(41,748)	$41,748	$–

Total	$18,475	$(15,342)	$3,133	$23,838	$(18,300)	$5,538

(1)	Written credit default swaps include $2,013 million with investment grade ratings, $145 million with non-investment grade ratings and $1 million which are not rated ($5,326 million, $480 million and $22 million in 2008). Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
(2)	Average fair value amounts are calculated using a five-quarter rolling average.

(3)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.
Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.
Included in foreign exchange contracts is $nil as at October 31, 2009 ($nil in 2008) related to gold contracts.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities

	2009	2008	2009	2008

Fair value of trading derivatives	$45,774	$64,271	$44,139	$59,802
Fair value of hedging derivatives	2,124	1,315	626	246

Total	$47,898	$65,586	$44,765	$60,048

132  BMO Financial Group 192nd Annual Report 2009

Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)	2009				2008

		Hedging				Hedging
	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	$1,307,531	$29,161	$32,135	$1,368,827	$1,438,097	$33,633	$16,918	$1,488,648
Forward rate agreements	385,463	–	–	385,463	217,072	–	–	217,072
Purchased options	54,407	–	–	54,407	83,497	–	–	83,497
Written options	74,923	–	–	74,923	103,492	–	–	103,492

	1,822,324	29,161	32,135	1,883,620	1,842,158	33,633	16,918	1,892,709

Exchange-traded
Futures	75,761	–	–	75,761	76,215	–	–	76,215
Purchased options	47,580	–	–	47,580	70,356	–	–	70,356
Written options	38,887	–	–	38,887	58,288	–	–	58,288

	162,228	–	–	162,228	204,859	–	–	204,859

Total interest rate contracts	1,984,552	29,161	32,135	2,045,848	2,047,017	33,633	16,918	2,097,568

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	29,988	–	–	29,988	13,681	–	–	13,681
Cross-currency interest rate swaps	155,297	–	–	155,297	136,219	–	–	136,219
Forward foreign exchange contracts	213,459	16,370	–	229,829	212,927	–	–	212,927
Purchased options	6,459	–	–	6,459	8,477	–	–	8,477
Written options	10,840	–	–	10,840	10,715	–	–	10,715

	416,043	16,370	–	432,413	382,019	–	–	382,019

Exchange-traded
Futures	377	–	–	377	835	–	–	835
Purchased options	8,185	–	–	8,185	6,806	–	–	6,806
Written options	794	–	–	794	3,073	–	–	3,073

	9,356	–	–	9,356	10,714	–	–	10,714

Total foreign exchange contracts	425,399	16,370	–	441,769	392,733	–	–	392,733

Commodity Contracts
Over-the-counter
Swaps	23,019	–	–	23,019	45,988	–	–	45,988
Purchased options	13,749	–	–	13,749	35,749	–	–	35,749
Written options	11,486	–	–	11,486	33,871	–	–	33,871

	48,254	–	–	48,254	115,608	–	–	115,608

Exchange-traded
Futures	24,078	–	–	24,078	39,840	–	–	39,840
Purchased options	55,716	–	–	55,716	108,337	–	–	108,337
Written options	58,686	–	–	58,686	109,359	–	–	109,359

	138,480	–	–	138,480	257,536	–	–	257,536

Total commodity contracts	186,734	–	–	186,734	373,144	–	–	373,144

Equity Contracts
Over-the-counter	18,359	–	–	18,359	17,759	–	–	17,759
Exchange-traded	10,511	–	–	10,511	19,129	–	–	19,129

Total equity contracts	28,870	–	–	28,870	36,888	–	–	36,888

Credit Default Swaps
Over-the-counter purchased	56,237	–	–	56,237	78,230	–	–	78,230
Over-the-counter written (1)	51,072	–	–	51,072	71,977	–	–	71,977

Total credit default swaps	107,309	–	–	107,309	150,207	–	–	150,207

Total	$2,732,864	$45,531	$32,135	$2,810,530	$2,999,989	$33,633	$16,918	$3,050,540

(1)	Written credit default swaps include $45,843 million with investment grade ratings, $5,034 million with non-investment grade ratings and $195 million which are not rated ($66,829 million, $4,121 million and $1,027 million in 2008). Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.
Included in the notional amounts is $184 million as at October 31, 2009 ($59 million in 2008) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.
Included in foreign exchange contracts is $nil as at October 31, 2009 ($nil in 2008) related to gold contracts.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 192nd Annual Report 2009  133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
          We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted assets represent the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2009			2008

	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	assets	cost	equivalent	assets

Interest Rate Contracts
Swaps	$28,122	$33,730	$–	$28,348	$35,714	$–
Forward rate agreements	231	239	–	165	180	–
Purchased options	1,710	1,945	–	1,714	2,057	–

Total interest rate contracts	30,063	35,914	3,631	30,227	37,951	5,231

Foreign Exchange Contracts
Cross-currency swaps	1,542	2,994	–	1,212	2,017	–
Cross-currency interest rate swaps	3,662	11,441	–	7,867	14,551	–
Forward foreign exchange contracts	3,948	6,695	–	8,383	9,928	–
Purchased options	171	284	–	398	576	–

Total foreign exchange contracts	9,323	21,414	2,340	17,860	27,072	3,362

Commodity Contracts
Swaps	1,500	4,915	–	2,336	8,242	–
Purchased options	829	2,855	–	1,670	7,037	–

Total commodity contracts	2,329	7,770	1,232	4,006	15,279	1,957

Equity Contracts	1,365	1,945	235	888	1,814	392

Credit Default Swaps	2,937	3,188	3,401	6,435	7,564	3,955

Total derivatives	46,017	70,231	10,839	59,416	89,680	14,897

Less: impact of master netting agreements	(29,423)	(42,581)	–	(41,748)	(54,223)	–

Total	$16,594	$27,650	$10,839	$17,668	$35,457	$14,897

The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,881 million as at October 31, 2009 ($6,170 million in 2008).
Certain comparative figures have been reclassified to conform with the current year’s presentation.

134  BMO Financial Group 192nd Annual Report 2009

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)		2009		2008

Canada	$19,640	43%	$21,022	36%
United States	11,783	26	17,351	29
United Kingdom	6,699	14	8,411	14
Other countries (1)	7,895	17	12,632	21

Total	$46,017	100%	$59,416	100%

(1)	No other country represented 10% or more of our replacement cost in 2009 or 2008.
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit default
(Canadian $ in millions)	contracts		contracts		contracts		contracts		swaps		Total

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Financial institutions	$26,443	$26,315	$6,025	$12,118	$829	$1,634	$927	$390	$802	$3,198	$35,026	$43,655
Government	1,510	1,198	1,909	1,824	24	25	–	–	–	–	3,443	3,047
Natural resources	13	20	57	170	389	1,050	–	–	–	–	459	1,240
Energy	76	64	18	80	213	958	–	–	–	–	307	1,102
Other	2,021	2,630	1,314	3,668	874	339	438	498	2,135	3,237	6,782	10,372

Total	$30,063	$30,227	$9,323	$17,860	$2,329	$4,006	$1,365	$888	$2,937	$6,435	$46,017	$59,416

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2009	2008

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	$407,198	$392,445	$301,197	$211,805	$56,182	$1,368,827	$1,488,648
Forward rate agreements, futures and options	570,562	75,217	13,364	15,830	2,048	677,021	608,920

Total interest rate contracts	977,760	467,662	314,561	227,635	58,230	2,045,848	2,097,568

Foreign Exchange Contracts
Cross-currency swaps	5,282	11,921	2,856	7,464	2,465	29,988	13,681
Cross-currency interest rate swaps	32,063	43,225	28,098	43,054	8,857	155,297	136,219
Forward foreign exchange contracts, futures and options	232,098	18,617	3,033	2,728	8	256,484	242,833

Total foreign exchange contracts	269,443	73,763	33,987	53,246	11,330	441,769	392,733

Commodity Contracts
Swaps	12,393	8,946	923	552	205	23,019	45,988
Futures and options	99,277	63,767	646	25	–	163,715	327,156

Total commodity contracts	111,670	72,713	1,569	577	205	186,734	373,144

Equity Contracts	24,725	2,231	908	140	866	28,870	36,888

Credit Default Swaps	13,050	33,391	36,308	24,030	530	107,309	150,207

Total notional amount	$1,396,648	$649,760	$387,333	$305,628	$71,161	$2,810,530	$3,050,540

Certain comparative figures have been reclassified to conform with the current year’s presentation.
The following is the revenue from trading derivative instruments recorded in non-interest revenue, trading revenues (losses):

(Canadian $ in millions)	2009	2008	2007

Interest rate contracts	$47	$(76)	$(559)
Foreign exchange contracts	329	314	202
Commodity contracts	70	19	(847)
Equity contracts	351	197	352
Credit default swaps	(74)	92	365

Total	$723	$546	$(487)

BMO Financial Group 192nd Annual Report 2009  135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2009	2008

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$175	$–	$175	$191
Buildings	1,294	710	584	621
Computer equipment and operating system software (1)	1,389	1,056	333	352
Other equipment	718	554	164	198
Leasehold improvements	866	488	378	359

Total	$4,442	$2,808	$1,634	$1,721

(1)	Certain comparative figures have been restated upon adoption of new accounting requirements. Please refer to Note 13 for further details.
Amortization expense for the years ended October 31, 2009, 2008 and 2007 amounted to $269 million, $252 million and $248 million, respectively.
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          On July 31, 2008, we sold a property with two office buildings at 1210–1248 10th Avenue in Calgary. The gain on sale was $13 million before tax, which was recorded in our Consolidated Statement of Income.
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no significant write-downs of premises and equipment due to impairment during the years ended October 31, 2009, 2008 and 2007.
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2009 were $1,542 million. The commitments for each of the next five years and thereafter are $238 million for 2010, $211 million for 2011, $179 million for 2012, $155 million for 2013, $118 million for 2014 and $641 million thereafter. Included in these amounts are the commitments related to 668 leased branch locations as at October 31, 2009.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2009, 2008 and 2007 was $340 million, $326 million and $300 million, respectively.

Note 12: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Integra GRS (“Integra”)
On June 11, 2009, we announced that we had reached a definitive agreement to purchase the record-keeping business of Integra GRS, a wholly-owned subsidiary of Integra Capital Management Corporation, for cash consideration of $17 million, subject to a post-closing adjustment. The acquisition of Integra will extend our existing wealth management offering. The acquisition of Integra closed on November 23, 2009. Integra will be part of our Private Client Group reporting segment.
Stoker Ostler Wealth Advisors, Inc. (“SOWA”)
On September 9, 2009, we completed the acquisition of all outstanding voting shares of Stoker Ostler Wealth Advisors, Inc. for cash consideration of $12 million, plus contingent consideration of up to $9 million based on revenue to be generated in the future. The acquisition of SOWA provides us with the opportunity to expand our presence in the U.S. wealth advisory market. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized using an accelerated amortization method over a period of five years. Goodwill related to this acquisition is deductible for tax purposes. SOWA is part of our Private Client Group reporting segment.
AIG Life Insurance Company of Canada
(“BMO Life Assurance”)
On April 1, 2009, we completed the acquisition of all outstanding voting shares of AIG Life Insurance Company of Canada for cash consideration of $330 million, subject to a post-closing adjustment based on net assets. The acquisition of BMO Life Assurance enables us to provide our clients with a wider range of investment, financial planning and insurance solutions. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over five years, a non-compete agreement that is being amortized on a straight-line basis over two years, a computer software intangible asset that is being amortized on a straight-line basis over five years, and other existing computer software intangible assets that are being amortized on a straight-line basis over five years. Goodwill related to this acquisition is not deductible for tax purposes. BMO Life Assurance is part of our Private Client Group reporting segment.
Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”)
On May 1, 2008, we completed the acquisition of all outstanding voting shares of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. for cash consideration of $31 million. The acquisition of GKST provides us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
(“Merchants and Manufacturers”)
On February 29, 2008, we completed the acquisition of all outstanding voting shares of Wisconsin-based Merchants and Manufacturers Bancorporation, Inc. for total cash consideration of $135 million. The acquisition of Merchants and Manufacturers provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.

136  BMO Financial Group 192nd Annual Report 2009

Ozaukee Bank (“Ozaukee”)
On February 29, 2008, we completed the acquisition of all outstanding voting shares of Ozaukee Bank, a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The acquisition of Ozaukee provided us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc (“Pyrford”)
On December 14, 2007, we completed the acquisition of all outstanding voting shares of Pyrford International plc, a London, U.K.-based asset manager, for cash consideration of $41 million, plus contingent consideration of $6 million paid in 2009, based on our retention of the assets under management one year after the closing date. The acquisition of Pyrford provides us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset that is being amortized on a straight-line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
Future Acquisitions
Paloma Securities L.L.C. (“Paloma”)
On November 16, 2009, we announced that we had reached a definitive agreement to purchase Paloma Securities L.L.C. for cash consideration of approximately $6 million, subject to a post-closing adjustment. The acquisition of Paloma will provide us with the opportunity to expand our securities lending operation. The acquisition of Paloma is expected to close during the quarter ending January 31, 2010, subject to regulatory approval. Paloma will be part of our BMO Capital Markets reporting segment.
Diners Club
On November 24, 2009, we announced that we had reached a definitive agreement to purchase the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of approximately US$1 billion. The acquisition of the net cardholder receivables of Diners Club will give us rights to issue Diners Club cards to corporate and professional clients in the United States and Canada and is expected to close before March 31, 2010, subject to regulatory approval. Diners Club will be part of our Personal and Commercial Banking Canada reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)		2009				2008

		BMO Life		Merchants and
	SOWA	Assurance	GKST	Manufacturers	Ozaukee	Pyrford

Cash resources	$–	$352	$–	$47	$54	$1
Securities	–	2,638	63	133	115	–
Loans	–	54	–	1,013	517	–
Premises and equipment	–	18	1	34	14	1
Goodwill (1)	13	1	8	100	120	26
Intangible assets	8	15	–	39	24	17
Other assets	–	142	24	16	11	4

Total assets	21	3,220	96	1,382	855	49

Deposits	–	–	–	1,029	584	–
Other liabilities	9	2,890	65	218	91	2

Total liabilities	9	2,890	65	1,247	675	2

Purchase price	$12	$330	$31	$135	$180	$47

The allocation of the purchase price for SOWA and BMO Life Assurance is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	The fair value of goodwill assumed at the date of the Pyrford acquisition includes $6 million of contingent consideration paid in 2009.

Note 13: Goodwill and Intangible Assets
Change in Accounting Policy
On November 1, 2008, we adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior period figures to reflect this change. The new standard required us to reclassify certain computer software from premises and equipment to intangible assets.
          The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)	2009	2008

Consolidated Balance Sheet
(Decrease) in premises and equipment	$(513)	$(506)
Increase in intangible assets	$513	$506

Consolidated Statement of Income
(Decrease) in premises and equipment expense	$(159)	$(141)
Increase in amortization of intangible assets	$159	$141

Goodwill
When we acquire a subsidiary, joint venture or securities where we exert significant influence and account for the acquisition using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
          Goodwill is not amortized; however, it is tested for impairment at least annually. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value primarily using discounted cash flows. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.
          There were no write-downs of goodwill due to impairment during the years ended October 31, 2009, 2008 and 2007.

BMO Financial Group 192nd Annual Report 2009  137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A continuity of our goodwill by reporting unit for the years ended October 31, 2009 and 2008 is as follows:

					Personal and							Private	BMO
					Commercial							Client	Capital		Corporate
(Canadian $ in millions)					Banking							Group	Markets		Services	Total

															Technology
	P&C		P&C			Client		Investment	Private						and
	Canada		U.S.		Total	Investing		Products	Banking		Insurance	Total			Operations

Goodwill as at October 31, 2007	$106		$628		$734	$68		$187	$58		$–	$313	$91		$2	$1,140
Acquisitions during the year	–		220		220	–		20	–		–	20	8		–	248
Other (1)	(1)		222		221	–		(1)	17		–	16	10		–	247

Goodwill as at October 31, 2008	105		1,070		1,175	68		206	75		–	349	109		2	1,635
Acquisitions during the year	–		–		–	–		6	13		1	20	–		–	20
Other (1)	14		(86)		(72)	–		(1)	(10)		–	(11)	(3)		–	(86)

Goodwill as at October 31, 2009	$119	(2)	$984	(3)	$1,103	$68	(4)	$211 (5)	$78	(6)	$1	$358	$106	(7)	$2	$1,569

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation and bcpbank Canada.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd. and Pyrford International plc.
(6)	Relates primarily to Harris myCFO, Inc. and SOWA.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited and Griffin, Kubik, Stephens & Thompson, Inc.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost. Intangible assets by category are as follows:

(Canadian $ in millions)			2009	2008
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value	(1)

Customer relationships	$137	$74	$63	$28
Core deposits	237	175	62	143
Branch distribution networks	163	142	21	32
Purchased software – amortized	546	435	111	131
Developed software – amortized	745	413	332	320
Developed software – not amortized	70	–	70	55
Other	24	23	1	1

Total	$1,922	$1,262	$660	$710

(1)	Prior year’s balance has been restated to reflect change in accounting policy noted above.
Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 9.2 years, core deposits 10.8 years, branch distribution networks 15.0 years, purchased and developed software – amortized 5.0 years and other 6.3 years.
          The aggregate amount of intangible assets acquired during the years ended October 31, 2009, 2008 and 2007 was $199 million, $244 million and $197 million, respectively.
          We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2009, 2008 and 2007.
          The total estimated amortization expense related to intangible assets for each of the next five years is $188 million for 2010, $183 million for 2011, $110 million for 2012, $89 million for 2013 and $52 million for 2014.

Note 14: Other Assets

(Canadian $ in millions)	2009	2008

Accounts receivable, prepaid expenses and other items	$3,991	$4,429
Accrued interest receivable	817	1,192
Due from clients, dealers and brokers	636	810
Tax receivable	1,795	2,581
Insurance-related assets	185	27
Pension asset (Note 24)	1,330	1,121

Total	$8,754	$10,160

Certain comparative figures have been reclassified to conform with the current year’s presentation.

138  BMO Financial Group 192nd Annual Report 2009

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Deposits by:
Banks	$668	$823	$495	$365	$2,194	$2,619	$19,616	$26,539	$22,973	$30,346
Businesses and governments	7,376	8,101	12,338	20,777	22,048	20,376	71,976	86,857	113,738	136,111
Individuals	7,082	4,705	7,884	6,802	39,174	34,880	45,305	44,826	99,445	91,213

Total	$15,126	$13,629	$20,717	$27,944	$63,416	$57,875	$136,897	$158,222	$236,156	$257,670

Booked in:
Canada	$14,619	$12,864	$18,161	$15,427	$44,017	$38,564	$81,949	$91,439	$158,746	$158,294
United States	276	303	2,552	10,696	18,949	18,879	37,645	50,316	59,422	80,194
Other countries	231	462	4	1,821	450	432	17,303	16,467	17,988	19,182

Total	$15,126	$13,629	$20,717	$27,944	$63,416	$57,875	$136,897	$158,222	$236,156	$257,670

Included in deposits as at October 31, 2009 and 2008 are $89,777 million and $112,614 million, respectively, of deposits denominated in U.S. dollars, and $7,271 million and $7,763 million, respectively, of deposits denominated in other foreign currencies.
Deposits
Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2009, we had purchased $1,012 million of federal funds ($2,382 million in 2008).

•	Commercial paper, which totalled $1,303 million as at October 31, 2009 ($269 million in 2008).
Included in our deposits payable on a fixed date as at October 31, 2009 were $110,832 million of deposits, each greater than one hundred thousand dollars, of which $56,766 million were booked in Canada, $36,763 million were booked in the United States and $17,303 million were booked in other countries ($132,296 million,
$66,394 million, $49,435 million and $16,467 million, respectively, as at October 31, 2008). Of the $56,766 million of deposits booked in Canada, $22,770 million mature in less than three months, $2,609 million mature in three to six months, $7,091 million mature in six to 12 months and $24,296 million mature after 12 months ($24,046 million, $2,704 million, $13,766 million and $25,878 million, respectively, as at October 31, 2008). We have liquid assets of $124,108 million to support these and other deposit liabilities ($121,243 million as at October 31, 2008). A portion of these liquid assets have been pledged.
          The following table presents the maturity schedule for our deposit liabilities.

Contractual Obligations
(Canadian $ in millions)	2009	2008

Within 1 year	$90,896	$114,158
1 to 2 years	18,127	17,178
2 to 3 years	13,855	9,157
3 to 4 years	5,356	5,190
4 to 5 years	2,755	4,218
Over 5 years (1)	105,167	107,769

Total (2)	$236,156	$257,670

(1)	The over 5 years category includes deposits with no fixed maturity date.

(2)	Includes structural notes designated under the fair value option.

The following table presents the average deposit balances and average rates of interest paid during 2009 and 2008:

	Average balances		Average rate paid (%)
(Canadian $ in millions)	2009	2008	2009	2008

Deposits Booked in Canada
Demand deposits – interest bearing	$13,640	$11,544	0.34	1.83
Demand deposits – non-interest bearing	16,383	14,175	–	–
Payable after notice	42,480	38,112	0.48	1.83
Payable on a fixed date	89,155	90,822	2.92	3.53

Total deposits booked in Canada	$161,658	$154,653	1.76	2.66

Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	$9,327	$15,652	0.72	3.51
Governments and institutions in the United States and other countries	9,607	11,354	1.08	3.71
Other demand deposits	7,847	4,000	0.02	0.68
Other deposits payable after notice or on a fixed date	64,126	62,580	1.59	3.57

Total deposits booked in the United States and other countries	90,907	93,586	1.31	3.45

Total average deposits	$252,565	$248,239	1.60	2.96

As at October 31, 2009 and 2008, deposits by foreign depositors in our Canadian bank offices amounted to $14,392 million and $14,781 million, respectively; total deposits payable on a fixed date included $16,994 million and $28,074 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

BMO Financial Group 192nd Annual Report 2009  139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A portion of our structured note liabilities are designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues (losses) of $53 million for the year ended October 31, 2009 ($86 million in 2008), including a charge of $158 million attributable to changes in our credit spread. We recognized offsetting losses on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
          The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to October 31, 2009 was an unrealized loss of $42 million. In 2009, we hedged the exposure to changes in our credit spreads and have recorded $155 million of gains on these hedging instruments since inception.
          The fair value and amount due at contractual maturity of these notes as at October 31, 2009 were $3,073 million and $3,377 million, respectively ($2,576 million and $3,075 million, respectively, in 2008).

Note 16: Other Liabilities

(Canadian $ in millions)	2009	2008

Acceptances	$7,640	$9,358
Securities sold but not yet purchased	12,064	18,792
Securities lent or sold under repurchase agreements	46,312	32,492

	$66,016	$60,642

Acceptances
Acceptances represent a form of negotiable short-term debt issued by our customers, which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we do not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.
Securities Lent or Sold under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2009	2008

Other
Accounts payable, accrued expenses and other items	$5,791	$6,606
Accrued interest payable	1,152	1,656
Non-controlling interest in subsidiaries	1,355	1,400
Liabilities of subsidiaries, other than deposits	2,588	2,990
Insurance-related liabilities	3,545	58
Pension liability (Note 24)	36	47
Other employee future benefits liability (Note 24)	735	713
Tax payable	736	601

Total	$15,938	$14,071

Included in non-controlling interest in subsidiaries as at October 31, 2009 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2008) (see Note 19) and 7.375% preferred shares of US$250 million (US$250 million in 2008) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.
Insurance-Related Liabilities
The bank is engaged in insurance businesses related to life and health insurance, annuities products and reinsurance.
          Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. Insurance claims and policy benefit liabilities are included in Other liabilities – Insurance-related liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year.
Reinsurance
In the ordinary course of business, our insurance subsidiaries reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor their credit ratings to minimize our exposure to losses from reinsurer insolvency.
          Reinsurance recoverables related to our life insurance business are included in Other liabilities, Insurance-related liabilities to offset the related liabilities. Insurance-related liabilities are net of ceded reinsurance of $758 million in 2009 and $36 million in 2008.
          Reinsurance amounts included in non-interest revenue, insurance income in our Consolidated Statement of Income for the years ended October 31 are shown in the table below.

(Canadian $ in millions)	2009	(1)	2008	2007

Direct premium income	$983		$492	$681
Ceded premiums	(408)		(211)	(201)

	$575		$281	$480

(1)	Includes the financial results of the BMO Life Assurance acquisition on April 1, 2009.

Figures have been reclassified to conform with the current year’s presentation.
Change in Accounting Estimate
During the year ended October 31, 2007, we increased the liability for future customer redemptions related to our loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2007 was a reduction in non-interest revenue, card fees of $185 million, a decrease in the provision for income taxes of $65 million and a decrease in net income of $120 million.

140  BMO Financial Group 192nd Annual Report 2009

Note 17: Restructuring Charge
During the year ended October 31, 2007, we recorded a net restructuring charge of $159 million in our Consolidated Statement of Income. The objectives of the restructuring program were to enhance customer service by directing spending and resources to front-line sales and service improvements, creating more efficient processes and systems and continuing to accelerate the pace of growth.
          The restructuring charges were recorded in the Corporate Services operating group. The actions under the restructuring program were completed in 2007 and 2008.
          During the year ended October 31, 2009, we changed our estimate for restructuring, resulting in a $10 million reduction in the original accrual ($8 million reduction in 2008). Severance-related charges were less than originally anticipated due to higher levels of attrition and redeployment within the bank.

Severance-related
(Canadian $ in millions)	charges

Balance as at November 1, 2007	$96
Paid in the year ended October 31, 2008	(45)
Reversal in the year ended October 31, 2008	(8)

Balance as at October 31, 2008	43
Paid in the year ended October 31, 2009	(29)
Reversal in the year ended October 31, 2009	(10)

Balance as at October 31, 2009	$4

Note 18: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt. Where appropriate, we enter into fair value hedges to hedge the risks caused by changes in interest rates (see Note 10).
          During the year ended October 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
          During the year ended October 31, 2008, we issued Series F Medium-Term Notes, Tranche 1, totalling $900 million. We redeemed all of our 5.75% Series A Medium-Term Notes, Tranche 2, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date.
          During the year ended October 31, 2007, we issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (“BMO TSNs – Series A”) through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note we issued to SN Trust bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

				Redeemable
(Canadian $ in millions,			Interest	at our option						Over	2009		2008
except as noted)	Face value	Maturity date	rate (%)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total		Total

Debentures Series 12	$140	December 2008	10.85	Matured	$–	$–	$–	$–	$–	$–	$–		$140
Debentures Series 16	$100	February 2017	10.00	February 2012 (1)	–	–	–	–	–	100	100		100
Debentures Series 20	$150	December 2025 to 2040	8.25	not redeemable	–	–	–	–	–	150	150		150
Series C Medium-Term Notes
Tranche 1	$500	January 2015	4.00	January 2010 (2)	–	–	–	–	–	500	500		500
Tranche 2	$500	April 2020	4.87	April 2015 (3)	–	–	–	–	–	500	500		500
Series D Medium-Term Notes
Tranche 1	$700	April 2021	5.10	April 2016 (4)	–	–	–	–	–	700	700		700
Tranche 2	$1,200	June 2017	5.20	June 2012 (5)	–	–	–	–	–	1,200	1,200		1,200
Series F Medium-Term Notes
Tranche 1	$900	March 2023	6.17	March 2018 (6)	–	–	–	–	–	900	900		900

					$–	$–	$–	$–	$–	$4,050	$4,050	(8)	$4,190	(8)
BMO Trust Subordinated Notes
– Series A	$800	September 2022	5.75	September 2017 (7)	–	–	–	–	–	800	800		800

Total					$–	$–	$–	$–	$–	$4,850	$4,850		$4,990

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to January 21, 2010, and redeemable at par commencing January 21, 2010.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(7)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.
Please refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

(8)	Certain subordinated debt recorded amounts include quasi fair value adjustments of $186 million ($125 million in 2008) as they are part of fair value hedges (see Note 10).

BMO Financial Group 192nd Annual Report 2009  141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19: Capital Trust Securities
We issue BMO Capital Trust Securities (“BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BOaTS are used to purchase mortgages. We consolidate the Trust and the BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BOaTS.
          Holders of the BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares or, if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice.
          During the year ended October 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”) through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A are redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged for, or interest payable thereon may be paid by, the issuance of Class B non-cumulative preferred shares of the bank. The senior deposit note we issued to Trust II bears interest at an annual rate of 10.421%, which will be reset on December 31, 2018 and on every fifth anniversary of that date thereafter until December 31, 2103 (the “Interest Reset Date”). BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.

The terms of the BOaTS and the BMO T1Ns are as follows:

		Distribution		Redemption date	Conversion date
		per BOaTS (1) /		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	BMO T1Ns		of the Trust	of the holder	2009	2008

Capital Trust Securities
Series A	June 30, December 31	$34.52		December 31, 2005	December 31, 2010	$350	$350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						1,150	1,150

Non-Controlling Interest
Series D	June 30, December 31	$27.37	(2)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(3)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						$2,200	$2,200

BMO T1Ns – Series A	June 30, December 31	$51.06		December 31, 2013		$450	$–

(1)	Distribution is paid on each trust security which has a par value of $1,000.
(2)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

(3)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.

Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trusts may redeem the securities in whole without the consent of the holders.
Conversion by the Holders
On or after the conversion dates indicated above, the BOaTS Series A, B and C may be exchanged for our Class B Preferred shares, Series 7, 8 and 9, respectively, at the option of the holders. BOaTS Series D, E and BMO T1Ns cannot be converted at the option of the holder.
Automatic Exchange
The BOaTS Series A, B, C, D, E and BMO T1Ns will each be automatically exchanged for 40 of our Class B Preferred shares, Series 7, 8, 9, 11, 12 and 20, respectively, without the consent of the holders on the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 20: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
          The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2009 were as follows:
Assets
Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Goodwill, intangible and fixed assets are reported as non-interest sensitive. Other fixed rate and non-interest bearing assets with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.

142  BMO Financial Group 192nd Annual Report 2009

Liabilities
Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based on an assumed maturity profile that considers historical and forecasted trends in balances.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2009.

Interest Rate Gap Position
(Canadian $ in millions except as noted)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash resources	$(18,553)	$629	$1,728	$(16,196)	0.18	$1,178	–	$–	–	$(1,758)	$(16,776)
Securities	45,282	1,409	3,081	49,772	2.35	20,168	3.82	3,618	7.26	691	74,249
Securities borrowed or purchased under resale agreements	13,764	44	–	13,808	0.26	–	–	–	–	–	13,808
Loans	72,100	3,092	5,737	80,929	2.97	24,579	5.31	2,176	5.46	9,531	117,215
Other assets	22,709	699	1,694	25,102	n/a	11,257	n/a	1,957	n/a	3,024	41,340

Total assets	135,302	5,873	12,240	153,415		57,182		7,751		11,488	229,836

Liabilities and Shareholders’ Equity
Deposits	63,879	5,591	8,691	78,161	0.65	55,996	3.09	4,951	5.51	–	139,108
Securities sold but not yet purchased	8,691	–	–	8,691	3.67	–	–	–	–	–	8,691
Securities lent or sold under repurchase agreements	21,866	494	1,721	24,081	0.26	–	–	–	–	–	24,081
Other liabilities	20,608	193	(924)	19,877	n/a	(673)	n/a	3,310	n/a	10,183	32,697
Subordinated debt, Capital trust securities and Preferred share liability	686	–	350	1,036	2.35	2,100	5.20	2,250	3.32	–	5,386
Shareholders’ equity	562	–	–	562	n/a	1,525	n/a	650	n/a	17,136	19,873

Total liabilities and shareholders’ equity	116,292	6,278	9,838	132,408		58,948		11,161		27,319	229,836

Asset/liability gap position	19,010	(405)	2,402	21,007		(1,766)		(3,410)		(15,831)	–

Notional amounts of derivatives	(19,925)	1,524	2,237	(16,164)		13,001		3,163		–	–

Total Canadian dollar interest rate gap position
2009	$(915)	$1,119	$4,639	$4,843		$11,235		$(247)		$(15,831)	$–
2008	8,943	(2,437)	(1,882)	4,624		8,605		1,164		(14,393)	–

U.S. Dollar and Other Currencies
Assets
Cash resources	$30,029	$(786)	$193	$29,436	2.52	$176	–	$168	–	$291	$30,071
Securities	29,992	1,883	1,229	33,104	1.39	2,622	4.48	849	5.10	(11)	36,564
Securities borrowed or purchased under resale agreements	22,187	–	–	22,187	0.18	–	–	11	2.45	–	22,198
Loans	35,272	2,847	2,456	40,575	2.90	7,810	6.41	1,982	6.17	247	50,614
Other assets	23,289	(505)	(731)	22,053	n/a	(2,965)	n/a	(1,751)	n/a	1,838	19,175

Total assets	140,769	3,439	3,147	147,355		7,643		1,259		2,365	158,622

Liabilities and Shareholders’ Equity
Deposits	76,117	5,387	2,320	83,824	0.50	11,566	1.02	1,658	1.70	–	97,048
Securities sold but not yet purchased	3,373	–	–	3,373	2.19	–	–	–	–	–	3,373
Securities lent or sold under repurchase agreements	22,231	–	–	22,231	0.11	–	–	–	–	–	22,231
Other liabilities	29,742	63	1,353	31,158	n/a	4,241	n/a	–	n/a	247	35,646
Shareholders’ equity	–	–	–	–	n/a	324	n/a	–	n/a	–	324

Total liabilities and shareholders’ equity	131,463	5,450	3,673	140,586		16,131		1,658		247	158,622

Asset/liability gap position	9,306	(2,011)	(526)	6,769		(8,488)		(399)		2,118	–

Notional amounts of derivatives	(3,677)	–	162	(3,515)		4,278		(763)		–	–

Total U.S. dollar and other currencies interest rate gap position
2009	$5,629	$(2,011)	$(364)	$3,254		$(4,210)		$(1,162)		$2,118	$–
2008	(188)	(2,103)	(816)	(3,107)		931		147		2,029	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.

n/a – not applicable

BMO Financial Group 192nd Annual Report 2009  143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 21: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2009				2008				2007

			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 4 (1)	–	$–		$–	–	$–		$–	–	$–		$0.91
Class B – Series 6 (2)	–	–		–	10,000,000	250		1.19	10,000,000	250		1.19

		–				250				250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200		$1.33	8,000,000	$200		$1.33	8,000,000	$200		$1.33
Class B – Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49
Class B – Series 13	14,000,000	350		1.13	14,000,000	350		1.13	14,000,000	350		0.96
Class B – Series 14	10,000,000	250		1.31	10,000,000	250		1.48	10,000,000	250		–
Class B – Series 15	10,000,000	250		1.45	10,000,000	250		0.94	–	–		–
Class B – Series 16	12,000,000	300		1.30	12,000,000	300		0.55	–	–		–
Class B – Series 18	6,000,000	150		1.55	–	–		–	–	–		–
Class B – Series 21	11,000,000	275		1.11	–	–		–	–	–		–
Class B – Series 23	16,000,000	400		0.59	–	–		–	–	–		–

		2,571				1,746				1,196

Common Shares	551,715,904	6,198		$2.80	506,044,982	4,773		$2.80	498,562,702	4,411		$2.71

Treasury Shares	–	–		n/a	(1,469,949)	(65)		n/a	–	–		n/a

Share Capital		$8,769				$6,454				$5,607

(1)	Redeemed in 2007.
(2)	Redeemed in 2009.
Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2009, we issued the following preferred shares:
•	6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.

•	11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.

•	16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.
During the year ended October 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $253 million.
          During the year ended October 31, 2008, we issued the following preferred shares:
•	10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.

•	12,000,000 5.2% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
During the year ended October 31, 2007, we issued the following preferred shares:
•	14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

n/a – not applicable
•	10,000,000 5.25% Non-Cumulative Perpetual Class B Preferred shares, Series 14, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
During the year ended October 31, 2007, we redeemed all of our 8,000,000 Non-Cumulative Class B Preferred shares, Series 4, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $200 million.
Preferred Share Rights and Privileges
Class B – Series 4 shares were redeemed during the year ended October 31, 2007. The shares carried a non-cumulative quarterly dividend of $0.30 per share.
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares were redeemed during the year ended October 31, 2009. The shares carried a non-cumulative quarterly dividend of $0.296875 per share.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.

144  BMO Financial Group 192nd Annual Report 2009

Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.
Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 18 shares are redeemable at our option on February 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 19 Preferred shares and, if converted, have the option to convert back to Series 18 Preferred shares on subsequent redemption dates. The Series 18 shares carry a non-cumulative quarterly dividend of $0.40625 per share until February 25, 2014. Dividends payable after February 25, 2014 on the Series 18 and Series 19 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 21 shares are redeemable at our option on May 25, 2014 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 22 Preferred shares and, if converted, have the option to convert back to Series 21 Preferred shares on subsequent redemption dates. The Series 21 shares carry a non-cumulative quarterly dividend of $0.40625 per share until May 25, 2014. Dividends payable after May 25, 2014 on the Series 21 and Series 22 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Class B – Series 23 shares are redeemable at our option on February 25, 2015 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 24 Preferred shares and, if converted, have the option to convert back to Series 23 Preferred shares on subsequent redemption dates. The Series 23 shares carry a non-cumulative quarterly dividend of $0.3375 per share until February 25, 2015. Dividends payable after February 25, 2015 on the Series 23 and Series 24 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.
          During the year ended October 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of $1.0 billion.
Normal Course Issuer Bid
On December 2, 2009, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 2.7% of our outstanding common shares.
          We participated in a normal course issuer bid during the period from September 8, 2008 to September 7, 2009 under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our common shares then outstanding.
          During the years ended October 31, 2009 and 2008, we did not repurchase any common shares. During the year ended October 31, 2007, we repurchased 7,621,600 shares at an average cost of $68.80 per share, totalling $524 million.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 252,507, 263,397 and 270,657 of our common shares would have been needed to complete the exchange as at October 31, 2009, 2008 and 2007, respectively.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues for cash.
          We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if either BMO Capital Trust or BMO Capital Trust II (the “Trusts”), two of our subsidiaries, fail to pay any required distribution on their capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trusts’ failure to pay the required distribution (as defined in the applicable prospectuses) unless the Trusts first pay such distribution to the holders of their capital trust securities (see Note 19).
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. We may issue these common shares at an average of the closing price of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2009, we issued a total of 9,402,542 common shares (2,413,244 in 2008) under the plan.
Potential Share Issuances
As at October 31, 2009, we had reserved 33,826,137 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 4,980,657 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 18,582,025 common shares for the potential exercise of stock options, as further described in Note 23.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

BMO Financial Group 192nd Annual Report 2009  145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 22: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
          Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible.
          Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the previous 20 years. Basel II is an improvement over Basel I in that it establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
          Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and other deductions required under Basel II. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investment in non-consolidated entities and other substantial investments and other Basel II deductions. Details of components of our capital position are presented in Notes 16, 18, 19 and 21.
          The Tier 1 Capital Ratio, Tangible Common Equity Ratio, Total Capital Ratio and Assets-to-Capital Multiple are our primary capital measures monitored by our regulator.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Tangible Common Equity Ratio is defined as common shareholders’ equity less goodwill and intangibles, divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2009	2008

Tier 1 Capital	$20,462	$18,729
Tier 2 Capital	$4,397	$4,592
Total Capital	$24,859	$23,321
Total Risk-Weighted Assets	$167,201	$191,608
Tier 1 Capital Ratio	12.24%	9.77%
Tangible Common Equity Ratio	9.21%	7.47%
Total Capital Ratio	14.87%	12.17%
Assets-to-Capital Multiple	14.09	16.42

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple remains below the maximum permitted by OSFI.

Note 23: Employee Compensation – Stock-Based Compensation
Stock Option Plan
We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options vest 25% per year over a four-year period starting from their grant date. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.
          We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2009		2008		2007

		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	20,055,702	$43.68	20,656,713	$41.55	23,254,639	$38.55
Granted	2,220,027	34.12	1,442,833	59.14	1,229,500	68.96
Exercised	2,917,490	28.95	1,778,586	31.65	3,774,644	31.86
Forfeited/cancelled	290,849	39.21	2,700	50.23	43,882	54.42
Expired	488,777	31.99	262,558	42.63	8,900	19.93

Outstanding at end of year	18,578,613	45.23	20,055,702	43.68	20,656,713	41.55
Exercisable at end of year	11,575,233	41.47	14,332,077	37.69	15,585,532	36.01
Available for grant	11,506,035		2,985,056		4,116,301
Outstanding stock options as a percentage of outstanding shares	3.37%		3.96%		4.14%

Employee compensation expense related to this plan for the years ended October 31, 2009, 2008 and 2007 was $8 million, $12 million and $11 million before tax, respectively ($7 million, $11 million and $10 million after tax, respectively).
          The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2009, 2008 and 2007 was $158 million, $104 million and $443 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2009, 2008 and 2007 was $120 million, $101 million and $421 million, respectively.

146  BMO Financial Group 192nd Annual Report 2009

Options outstanding and options exercisable as at October 31, 2009 and 2008 by range of exercise price were as follows:

(Canadian $, except as noted)						2009						2008

	Options outstanding			Options exercisable			Options outstanding			Options exercisable

		Weighted-			Weighted-			Weighted-			Weighted-
		average	Weighted-		average	Weighted-		average	Weighted-		average	Weighted-
	Number	remaining	average	Number	remaining	average	Number	remaining	average	Number	remaining	average
	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise	of stock	contractual	exercise
Range of exercise prices	options	life (years)	price	options	life (years)	price	options	life (years)	price	options	life (years)	price

$20.01 to $30.00	347,862	0.1	$ 25.60	347,862	0.1	$ 25.60	2,227,815	1.0	$ 25.60	2,227,815	1.1	$ 25.60
$30.01 to $40.00	9,555,366	3.2	36.28	7,188,519	1.7	36.77	9,056,151	2.3	36.32	8,683,171	2.5	36.23
$40.01 to $50.00	1,974,686	3.4	41.16	1,730,075	3.2	40.97	1,991,004	4.2	41.16	1,720,703	4.1	40.90
$50.01 to $60.00	2,867,545	4.6	55.21	1,380,358	4.6	55.22	2,907,571	5.5	55.20	1,228,076	5.6	55.02
$60.01 and over	3,833,154	7.1	63.95	928,419	6.8	64.39	3,873,161	7.7	63.94	472,312	7.4	64.85

The following table summarizes nonvested stock option activity for the years ended October 31, 2009 and 2008:

(Canadian $, except as noted)		2009		2008

		Weighted-		Weighted-
		average		average
	Number of	grant date	Number of	grant date
	stock options	fair value	stock options	fair value

Nonvested at beginning of year	5,723,625	$8.36	5,071,181	$8.74
Granted	2,220,027	5.57	1,442,833	8.24
Vested	934,062	9.05	790,389	10.61
Forfeited/cancelled	6,210	–	–	–

Nonvested at end of year	7,003,380	$7.38	5,723,625	$8.36

The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2009	2008	2007

Unrecognized compensation cost for nonvested stock option awards	$11	$8	$10
Weighted-average period over which it will be recognized (in years)	2.5	2.7	2.6
Total intrinsic value of stock options exercised	$52	$30	$138
Cash proceeds from stock options exercised	$84	$56	$120
Actual tax benefits realized on stock options exercised	$2	$3	$11
Weighted-average share price for stock options exercised	$46.7	$49.4	$66.9

Certain comparative figures have been reclassified to conform with the current year’s presentation.
For the year ended October 31, 2009, the fair value of options granted was estimated using a Black-Scholes option pricing model. In prior years, the fair value of options granted was estimated using a trinomial option pricing model. The effect of the change in methodology was not material. The weighted-average fair value of options granted during the years ended October 31, 2009, 2008 and 2007 was $5.57, $8.24 and $7.56, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2009	2008	2007

Expected dividend yield	5.9%	4.1%	4.2%
Expected share price volatility	23.8%	19.5%	15.6%
Risk-free rate of return	2.6%	4.0%	4.0%
Expected period until exercise (in years)	6.5	7.3	7.4

Changes to the input assumptions can result in different fair value estimates.
Expected dividend yield is determined using the historic yield for the prior year. Expected volatility is based on an equal weighting of the implied volatility from traded options on our common shares and the historical volatility of our share price. The risk-free rate is based on the yields of Canadian strip bonds with a maturity similar to the expected period until exercise of the options. The weighted-average exercise price on the grant date for the years ended October 31, 2009, 2008 and 2007 was $34.12, $59.14 and $68.96.
Other Stock-Based Compensation Plans
Share Purchase Plan
We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salaries. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
          Employee compensation expense related to this plan for the years ended October 31, 2009, 2008 and 2007 was $42 million, $41 million and $36 million, respectively. There were 17,360,921, 14,958,315 and 13,148,902 common shares held in this plan for the years ended October 31, 2009, 2008 and 2007, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares. Prior to 2009, for certain executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our Canadian competitors.
          Mid-term incentive plan units granted during the years ended October 31, 2009, 2008 and 2007 totalled 5,950,028, 4,548,827 and 3,210,864, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $187 million, $267 million and $220 million in the years ended October 31, 2009, 2008 and 2007, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $106 million and $135 million as at October 31, 2009 and 2008, respectively. The deferred amount as at October 31, 2009 is expected to be recognized over a weighted-average period of 1.7 years (1.8 years in 2008). Employee compensation expense related to these plans for the years ended October 31, 2009, 2008 and 2007 was $202 million, $239 million and $202 million before tax, respectively ($137 million, $160 million and $131 million after tax, respectively).

BMO Financial Group 192nd Annual Report 2009  147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect reinvested dividends and the current market value of our common shares. Mid-term incentive plan units granted under these plans during the years ended October 31, 2009, 2008 and 2007 totalled 572,348, 255,286 and 282,898. The weighted-average grant date fair value of the units granted during the years ended October 31, 2009, 2008 and 2007 was $22 million, $16 million and $19 million, respectively. Payments made under these plans for the years ended October 31, 2009, 2008 and 2007 were $13 million, $11 million and $10 million, respectively. The liability related to these plans as at October 31, 2009 and 2008 was $32 million and $24 million, respectively.
          Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2009, 2008 and 2007 was $24 million, $4 million and $10 million before tax, respectively ($16 million, $3 million and $7 million after tax, respectively). We commenced economically hedging the impact of the change in the market value of our common shares in fiscal 2008 by entering into total return swaps with an external counterparty. Hedging gains of $11 million were recognized for the year ended October 31, 2009 (hedging losses of $4 million in 2008), resulting in net employee compensation expense of $13 million before tax ($9 million after tax) ($8 million before tax ($6 million after tax) in 2008).
          A total of 12,491,078, 9,900,297 and 8,298,718 mid-term incentive plan units were outstanding for the years ended October 31, 2009, 2008 and 2007, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, senior executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The amount of deferred fees, incentive payments and/or commissions is adjusted to reflect reinvested dividends and changes in the market value of our common shares.
          Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.
          Employee compensation expense for these plans is recorded in the year the fees, incentive payment and/or commission is earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
          Deferred incentive plan units granted during the years ended October 31, 2009, 2008 and 2007 totalled 456,943, 379,034 and 442,583, respectively. The weighted-average grant date fair value of the units granted during the years ended October 31, 2009, 2008 and 2007 was $19 million, $20 million and $25 million, respectively.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $172 million and $136 million as at October 31, 2009 and 2008, respectively. Payments made under these plans for the years ended October 31, 2009, 2008 and 2007 were $12 million, $5 million and $17 million, respectively.
          Employee compensation expense (recovery) related to these plans for the years ended October 31, 2009, 2008 and 2007 was $38 million, $(46) million and $13 million before tax, respectively ($26 million, $(31) million and $8 million after tax, respectively). We have entered into derivative instruments to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise. Hedging gains (losses) for the years ended October 31, 2009, 2008 and 2007 of $36 million, $(52) million and $6 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $2 million, $6 million and $7 million before tax, respectively ($1 million, $4 million and $5 million after tax, respectively).
          A total of 3,139,730, 3,101,995 and 2,686,903 deferred incentive plan units were outstanding for the years ended October 31, 2009, 2008 and 2007, respectively.

Note 24: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
          Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
          We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.
          We recognize the cost of our pension plans in employee compensation expense as the employees work for us.
          We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have the following types of benefit liabilities: defined benefit and defined contribution pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
          Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates.
          The discount rates for the main Canadian and U.S. pension and other employee future benefit plans were selected using high-quality corporate bonds with terms matching the plans’ specific cash flows.
          Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
          Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current workforce and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
          Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.

148  BMO Financial Group 192nd Annual Report 2009

          Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
          At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the expected remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
          Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans.
          Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
          Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have any obligation to provide such participants with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.
          Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are partially funded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.
          We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2009. The next funding valuation will be performed as at October 31, 2010. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2009.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2009	2008	2007	2009	2008	2007

Accrued benefit liability	$126	$3,407	$832	$898	$705	$908
Fair value of plan assets	90	3,234	706	63	71	68

Unfunded benefit liability	$36	$173	$126	$835	$634	$840

Asset Allocations
The investment policy for the plan assets is to have a diversified mix of quality investments that are expected to provide a superior real rate of return over the long term, while limiting performance volatility.
Plan assets are rebalanced within ranges around target allocations. Weighted-average allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)					Other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2009	2009	2008	2007	2009	2009	2008	2007

Equities	53%–65%	49%	45%	45%	65%	52%	65%	73%
Fixed income investments	35%	39%	44%	38%	35%	33%	35%	27%
Other	5%–12%	12%	11%	17%	–	15%	–	–

(1)	Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2009	2008	2007	2009	2008	2007

Annual Benefits Expense
Benefits earned by employees	$115	$141	$149	$13	$19	$22
Interest cost on accrued benefit liability	259	236	217	50	51	49
Actuarial loss recognized in expense	76	10	59	–	12	18
Amortization of plan amendment costs	16	14	11	(8)	(8)	(7)
Expected return on plan assets	(245)	(298)	(277)	(5)	(6)	(5)

Annual benefits expense	221	103	159	50	68	77
Canada and Quebec pension plan expense	58	56	52	–	–	–
Defined contribution expense	8	9	13	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$287	$168	$224	$50	$68	$77

BMO Financial Group 192nd Annual Report 2009  149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2009	2008	2007	2009		2008	2007

The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	$287	$168	$224	$50		$68	$77
(Excess) shortfall of actual returns over expected returns on plan assets	(254)	1,422	(157)	6		20	(6)
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising	360	(842)	(328)	166		(276)	(78)
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising	(14)	(14)	44	8		8	(1)

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year	$379	$734	$(217)	$230		$(180)	$(8)

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)	11	11	11	14		12	12
Expected average remaining period to full benefit eligibility (in years)	n/a	n/a	n/a	11		10	10
Discount rate at beginning of year	7.3%	5.6%	5.1%	7.3%		5.5%	5.3%
Expected long-term rate of return on plan assets	6.6%	6.6%	6.6%	8.0%		8.0%	8.0%
Rate of compensation increase	3.7%	3.9%	3.8%	3.7%		3.9%	3.8%
Assumed overall health care cost trend rate	n/a	n/a	n/a	7.4%	(1)	7.1% (2)	7.5% (2)

(1)	Trending to 4.4% in 2018 and remaining at that level thereafter.

(2)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a –	not applicable

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans
	2009	2008	2007	2009	2008	2007

Benefit liability
Benefit liability at beginning of year	$3,634	$4,082	$4,248	$705	$908	$952
Opening adjustment for the inclusion of the United Kingdom plan	–	101	–	–	–	–
Benefits earned by employees	115	141	149	13	19	22
Interest cost on benefit liability	259	236	217	50	51	49
Benefits paid to pensioners and employees	(258)	(228)	(218)	(26)	(26)	(32)
Voluntary employee contributions	8	7	6	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	436	(832)	(269)	166	(264)	(60)
Plan settlement	3	(6)	–	–	–	–
Plan amendments (b)	2	–	55	–	–	(8)
Other, primarily foreign exchange	(74)	133	(106)	(10)	17	(15)

Benefit liability at end of year	$4,125	$3,634	$4,082	$898	$705	$908

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	6.2%	7.3%	5.6%	6.4%	7.3%	5.5%
Rate of compensation increase	3.0%	3.7%	3.9%	3.7%	3.7%	3.9%
Assumed overall health care cost trend rate	n/a	n/a	n/a	7.3% (1)	7.4% (2)	7.1% (3)

Fair value of plan assets
Fair value of plan assets at beginning of year	$3,476	$4,533	$4,339	$71	$68	$68
Opening adjustment for the inclusion of the United Kingdom plan	–	80	–	–	–	–
Actual return on plan assets	499	(1,124)	434	(1)	(14)	11
Employer contributions	464	105	58	26	26	32
Voluntary employee contributions	8	7	6	–	–	–
Benefits paid to pensioners and employees	(250)	(228)	(218)	(26)	(26)	(32)
Settlement payments	(7)	(6)	–	–	–	–
Other, primarily foreign exchange	(68)	109	(86)	(7)	17	(11)

Fair value of plan assets at end of year	$4,122	$3,476	$4,533	$63	$71	$68

Plan funded status	$(3)	$(158)	$451	$(835)	$(634)	$(840)
Unrecognized actuarial (gains) losses (a)	1,210	1,129	537	130	(41)	211
Unrecognized cost (benefit) of plan amendments (b)	87	103	95	(30)	(38)	(46)

Net benefit asset (liability) at end of year	$1,294	$1,074	$1,083	$(735)	$(713)	$(675)

Recorded in:
Other assets	$1,330	$1,121	$1,094	$–	$–	$–
Other liabilities	(36)	(47)	(11)	(735)	(713)	(675)

Net benefit asset (liability) at end of year	$1,294	$1,074	$1,083	$(735)	$(713)	$(675)

The plans paid $2 million for the year ended October 31, 2009 ($3 million in 2008; $3 million in 2007) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2009, 2008 and 2007.

(1)	Trending to 4.4% in 2029 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2018 and remaining at that level thereafter.

(3)	Trending to 4.5% in 2013 and remaining at that level thereafter.
n/a – not applicable

150  BMO Financial Group 192nd Annual Report 2009

(a) A continuity of our actuarial (gains) losses is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2009	2008	2007	2009	2008	2007

Unrecognized actuarial loss at beginning of year	$1,129	$537	$1,034	$(41)	$211	$299
(Gain) loss on the benefit liability arising from changes in assumptions	436	(832)	(269)	166	(264)	(60)
Shortage (excess) of actual returns over expected returns on plan assets	(254)	1,422	(157)	6	20	(6)
Recognition in expense of a portion of the unrecognized actuarial loss	(76)	(10)	(59)	–	(12)	(18)
Impact of foreign exchange and other	(25)	12	(12)	(1)	4	(4)

Unrecognized actuarial (gains) losses at end of year	$1,210	$1,129	$537	$130	$(41)	$211

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2009	2008	2007	2009	2008	2007

Unrecognized cost (benefit) of plan amendments at beginning of year	$103	$95	$50	$(38)	$(46)	$(45)
Opening adjustment for the inclusion of the United Kingdom plan	–	21	–	–	–	–
Cost (benefit) of plan amendments initiated during the year	2	–	55	–	–	(8)
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(16)	(14)	(11)	8	8	7
Impact of foreign exchange and other	(2)	1	1	–	–	–

Unrecognized cost (benefit) of plan amendments at end of year	$87	$103	$95	$(30)	$(38)	$(46)

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
          Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
	Pension		future benefits

	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	6.2	7.3	6.4	7.3
Impact of: 1% increase ($)	(461)	(13)	(114)	(2)
1% decrease ($)	567	16	141	2

Rate of compensation increase (%)	3.0	3.7	3.7	3.7
Impact of: 0.25% increase ($)	27	5	1	–
0.25% decrease ($)	(27)	(4)	(1)	–

Expected rate of return on assets (%)	n/a	6.6	n/a	8.0
Impact of: 1% increase ($)	n/a	(35)	n/a	(1)
1% decrease ($)	n/a	35	n/a	1

Assumed overall health care cost trend rate (%)	n/a	n/a	7.3 (1)	7.4 (2)
Impact of: 1% increase ($)	n/a	n/a	124	9
1% decrease ($)	n/a	n/a	(102)	(7)

(1)	Trending to 4.4% in 2029 and remaining at that level thereafter.

(2)	Trending to 4.4% in 2018 and remaining at that level thereafter.

n/a – not applicable

Cash Flows
Cash payments we made during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2009	2008	2007	2009	2008	2007

Contributions to defined benefit plans	$433	$90	$37	$–	$–	$–
Contributions to defined contribution plans	8	9	13	–	–	–
Benefits paid directly to pensioners	31	15	21	26	26	32

Total	$472	$114	$71	$26	$26	$32

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2010 is $345 million to our pension benefit plans and $37 million to our other employee future benefit plans.
Estimated Future Benefit Payments
Estimated future benefit payments to pensioners in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2010	$234	$37
2011	241	40
2012	252	42
2013	260	47
2014	269	50
2015–2019	1,480	310

BMO Financial Group 192nd Annual Report 2009   151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 25: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.
          In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.
          The future income tax balances included in other assets of $228 million and other liabilities of $45 million as at October 31, 2009 ($405 million and $nil, respectively, in 2008) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted.

Components of Future Income Tax Balances
(Canadian $ in millions)	2009	2008

Future Income Tax Assets
Allowance for credit losses	$547	$537
Employee future benefits	175	215
Deferred compensation benefits	197	182
Other comprehensive income	17	22
Tax loss carryforwards	84	209
Other	135	81

	1,155	1,246
Valuation allowance	(100)	(50)

Total future income tax assets	$1,055	$1,196

Future Income Tax Liabilities
Premises and equipment	$(196)	$(206)
Pension benefits	(369)	(335)
Intangible assets	(100)	(122)
Securities	(184)	(86)
Other	(23)	(42)

Total future income tax liabilities	$(872)	$(791)

Certain comparative figures have been reclassified to conform with the current year’s presentation.
The valuation allowance as at October 31, 2009 and 2008 is attributable to future income tax assets generated in certain U.S. states for which management believes it is more likely than not that realization of these assets will not occur.
          Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2009, 2008 and 2007 are estimated to be $620 million, $656 million and $599 million, respectively.

Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2009	2008	2007

Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	$120	$46	$247
– Future	97	(117)	(58)

	217	(71)	189
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	279	(53)	19
Gains (losses) on cash flow hedges	(108)	204	(86)
Hedging of unrealized (gain) loss on translation of net foreign operations	382	(881)	575
Other	(13)	(7)	(37)

Total	$757	$(808)	$660

Components of Total Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2009	2008	2007

Canada: Current income taxes
Federal	$544	$(525)	$430
Provincial	290	(217)	214

	834	(742)	644

Canada: Future income taxes
Federal	120	(16)	(70)
Provincial	69	(27)	(34)

	189	(43)	(104)

Total Canadian	1,023	(785)	540

Foreign: Current income taxes	(179)	81	166
Future income taxes	(87)	(104)	(46)

Total foreign	(266)	(23)	120

Total	$757	$(808)	$660

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for (recovery of) income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2009		2008		2007

Combined Canadian federal and provincial income taxes at the statutory tax rate	$657	31.6%	$648	32.7%	$838	35.0%
Increase (decrease) resulting from:
Tax-exempt income	(161)	(7.7)	(197)	(9.9)	(116)	(4.9)
Foreign operations subject to different tax rates	(212)	(10.2)	(317)	(16.0)	(428)	(17.9)
Change in tax rate for future income taxes	5	0.2	5	0.2	2	0.1
Intangible assets not deductible for tax purposes	8	0.3	9	0.4	10	0.4
Other (1)	(80)	(3.7)	(219)	(11.0)	(117)	(4.8)

Provision for (recovery of) income taxes and effective tax rate	$217	10.5%	$(71)	(3.6)%	$189	7.9%

(1)	Includes recovery of prior years’ income taxes in the amount of $75 million in 2009, $160 million in 2008 and $87 million in 2007.

152  BMO Financial Group 192nd Annual Report 2009

The difference between the tax benefit recognized in the financial statements and the tax benefit claimed on a tax return position is referred to as an unrecognized tax benefit (“UTB”). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) is as follows:

Reconciliation of the Change in Unrecognized Tax Benefits
(Canadian $ in millions)	2009	2008

Unrecognized tax benefits, beginning of year	$417	$527
Increases related to positions taken during prior years	25	44
Increases related to positions taken during the current year	40	67
Decreases related to positions taken during prior years	(81)	(181)
Decreases due to lapse of statute of limitations	(23)	(30)
Settlements	(2)	(10)

Unrecognized tax benefits, end of year	$376	$417

As at October 31, 2009 and 2008, the balance of our UTBs recorded in Other liabilities in our Consolidated Balance Sheet, excluding any related accrual for interest, was $376 million and $417 million, respectively, all of which affects our tax rate. It is difficult to predict changes in unrecognized tax benefits over the next 12 months.
          We accrue applicable income tax-related penalties within income tax expense on our unrecognized tax benefits. We accrue applicable income tax-related interest as interest expenses. As at October 31, 2009 and 2008, our accrual for interest and penalties related to income taxes, net of payments on deposit to taxing authorities, was $17 million and $23 million, respectively. There was a net decrease of $6 million in the accrual for interest and penalties during the year ended October 31, 2009.
          We and our subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which we and our subsidiaries operate and the earliest tax year not yet closed by tax authorities:

Jurisdiction	Tax year

Canada	2003
United States	2006

Note 26: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2009	2008	2007
Net income	$1,787	$1,978	$2,131
Dividends on preferred shares	(120)	(73)	(43)

Net income available to common shareholders	$1,667	$1,905	$2,088

Average number of common shares outstanding (in thousands)	540,294	502,062	499,950

Basic earnings per share (Canadian $)	$3.09	$3.79	$4.18

Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2009, 2008 and 2007. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
          Our Series 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2009	2008	2007

Net income available to common shareholders adjusted for dilution effect	$1,668	$1,905	$2,088

Average number of common shares outstanding (in thousands)	540,294	502,062	499,950

Convertible shares	253	263	271
Stock options potentially exercisable (1)	7,700	14,150	18,492
Common shares potentially repurchased	(5,934)	(9,778)	(10,099)

Average diluted number of common shares outstanding (in thousands)	542,313	506,697	508,614

Diluted earnings per share (Canadian $)	$3.08	$3.76	$4.11

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 8,244,478, 2,818,599 and 317,266 with weighted-average exercise prices of $46.92, $60.68 and $67.89 for the years ended October 31, 2009, 2008 and 2007, respectively.

BMO Financial Group 192nd Annual Report 2009  153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 27: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital markets products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the year ended October 31, 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada and private banking and investment products in Canada and the United States. Effective in the year ended October 31, 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
          Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
          Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
          Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

154  BMO Financial Group 192nd Annual Report 2009

Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate			United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	Total	Canada	States	countries

2009 (2)
Net interest income	$3,738	$892	$353	$1,798	$(1,211)	$5,570	$3,683	$1,582	$305
Non-interest revenue	1,525	241	1,659	1,668	401	5,494	4,031	1,238	225

Total Revenue	5,263	1,133	2,012	3,466	(810)	11,064	7,714	2,820	530
Provision for credit losses	387	68	5	170	973	1,603	517	1,065	21
Amortization	133	79	31	44	185	472	335	132	5
Non-interest expense	2,710	816	1,505	1,831	47	6,909	4,895	1,857	157

Income before taxes and non-controlling interest in subsidiaries	2,033	170	471	1,421	(2,015)	2,080	1,967	(234)	347
Income taxes	641	61	90	361	(936)	217	351	(145)	11
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–

Net Income	$1,392	$109	$381	$1,060	$(1,155)	$1,787	$1,561	$(110)	$336

Average Assets	$124,313	$30,894	$11,594	$258,974	$12,773	$438,548	$266,649	$142,478	$29,421

Goodwill (As at)	$119	$984	$358	$106	$2	$1,569	$436	$1,109	$24

2008 (2)
Net interest income	$3,436	$748	$376	$1,207	$(695)	$5,072	$3,659	$1,110	$303
Non-interest revenue	1,442	242	1,770	1,233	446	5,133	3,952	1,182	(1)

Total Revenue	4,878	990	2,146	2,440	(249)	10,205	7,611	2,292	302
Provision for credit losses	341	43	4	117	825	1,330	340	942	48
Amortization	133	74	23	42	163	435	312	119	4
Non-interest expense	2,603	728	1,508	1,709	(89)	6,459	4,699	1,591	169

Income before taxes and non-controlling interest in subsidiaries	1,801	145	611	572	(1,148)	1,981	2,260	(360)	81
Income taxes	592	49	159	(139)	(732)	(71)	197	(195)	(73)
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	$1,209	$96	$452	$711	$(490)	$1,978	$2,008	$(184)	$154

Average Assets	$125,343	$26,924	$8,658	$233,873	$2,811	$397,609	$236,495	$129,260	$31,854

Goodwill (As at)	$105	$1,070	$349	$109	$2	$1,635	$424	$1,192	$19

2007 (2)
Net interest income	$3,319	$730	$345	$974	$(539)	$4,829	$3,612	$923	$294
Non-interest revenue	1,314	178	1,817	995	216	4,520	3,846	589	85

Total Revenue	4,633	908	2,162	1,969	(323)	9,349	7,458	1,512	379
Provision for credit losses	322	35	3	77	(84)	353	256	100	(3)
Amortization	146	68	23	41	158	436	316	117	3
Non-interest expense	2,422	625	1,478	1,534	106	6,165	4,472	1,539	154

Income before taxes and non-controlling interest in subsidiaries	1,743	180	658	317	(503)	2,395	2,414	(244)	225
Income taxes	595	64	130	(100)	(500)	189	416	(200)	(27)
Non-controlling interest in subsidiaries	–	–	–	–	75	75	55	20	–

Net Income	$1,148	$116	$528	$417	$(78)	$2,131	$1,943	$(64)	$252

Average Assets	$118,712	$23,477	$7,542	$207,084	$3,760	$360,575	$216,572	$111,150	$32,853

Goodwill (As at)	$106	$628	$313	$91	$2	$1,140	$423	$717	$–

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

BMO Financial Group 192nd Annual Report 2009  155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 28: Related Party Transactions
Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Effective September 1, 1999, new loans and mortgages are no longer available to executives at preferred rates, other than loans related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $53 million and $62 million at October 31, 2009 and 2008, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors, executives and their affiliated entities on the same terms that we offer to our customers for these services. Loans to directors, executives and their affiliates totalled $5 million and $1 million at October 31, 2009 and 2008, respectively.
Board of Directors Compensation
Stock Option Plan
During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 23. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. The expense was less than $1 million for the year ended October 31, 2007 and was included in other expenses in our Consolidated Statement of Income. This expense is now fully amortized.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Effective October 1, 2007, members of the Harris Financial Corp. Board of Directors are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.
          Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units is paid upon termination of service as a director.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $22 million and $16 million as at October 31, 2009 and 2008, respectively. The expense for these plans was included in other expenses in our Consolidated Statement of Income and totalled $4 million, $4 million and $5 million for the years ended October 31, 2009, 2008 and 2007, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.
          Our common share investment in a joint venture where we own 50% totalled $335 million as at October 31, 2009 ($307 million in 2008), which was eliminated upon proportionate consolidation.
          Our investments in entities where we exert significant influence totalled $589 million as at October 31, 2009 ($995 million in 2008).
Employees
A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 29: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor, the Adelphia Recovery Trust (“ART”), filed Complaints against Bank of Montreal and its indirect subsidiaries BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) and BMO Capital Markets Financing, Inc. (the “BMO Defendants”), and approximately 380 other financial institutions. The Complaints allege various federal statutory and common law claims and seek damages of approximately $5 billion. The actions are pending before the United States District Court for the Southern District of New York.
          In the ART litigation, the District Court dismissed all of the ART’s bankruptcy-related and equitable claims against all defendants. The ART has appealed that decision. The ART’s remaining statutory and common law claims name 48 financial institutions as defendants, including the BMO Defendants.
          In addition, Bank of Montreal and BMO Capital Markets Corp. are two of many financial institutions named in civil actions brought by investors in Adelphia securities. The settlement of the most significant of these actions, a consolidated class action, was approved by a federal appeals court and bars all future actions by Adelphia investors against Bank of Montreal and BMO Capital Markets Corp. The actions brought by two groups of plaintiffs that opted out of the class action settlement remain pending.
          As these matters remain in various intermediate stages, we are unable to determine their eventual outcome, but management believes that Bank of Montreal, BMO Capital Markets Corp. and BMO Capital Markets Financing, Inc. have strong defences to these claims and will vigorously defend against all such actions.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Three of the actions in Canada and a proposed class action in the United States have been dismissed as to BMO Nesbitt Burns Inc. BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. are also defendants in an individual action in the United States.
          These actions are largely based on allegations of negligence and negligent and/or fraudulent misrepresentation in connection with the sale of Bre-X securities.
          As these matters are all in the early stages, we are unable to determine their eventual outcome, but management believes that BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.
          Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities.

156  BMO Financial Group 192nd Annual Report 2009

On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.
          Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.
(b) Collateral
When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counter-party’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $21,905 million as at October 31, 2009 ($29,531 million in 2008). The fair value of financial assets accepted as collateral that we have sold or repledged was $15,479 million as at October 31, 2009 ($25,311 million in 2008).
          Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.
(c) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2009	2008

Cash resources	$965	$684
Securities
Issued or guaranteed by Canada	11,095	11,248
Issued or guaranteed by a Canadian province, municipality or school corporation	2,986	4,263
Other securities	24,266	21,467
Mortgages, securities borrowed or purchased under resale agreements and other	31,525	33,053

Total assets pledged	$70,837	$70,715

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2009	2008

Assets pledged to: (1)
Clearing systems, payment systems and depositories	$1,714	$1,898
Bank of Canada	1,200	1,624
Foreign governments and central banks	1,017	1,411
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	39,796	26,052
Securities borrowing and lending	11,498	16,960
Derivatives transactions	7,000	8,588
Mortgages	3,879	5,338
Other	4,733	8,844

Total	$70,837	$70,715

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1) Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 30: Fair Value of Financial Instruments
We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
          Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
          Interest rate changes are the main cause of changes in the fair value of our financial instruments.
Financial Instruments Whose Book Value
Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumption:
•	For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
The value of our loan balances determined using the above assumption is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 10.

BMO Financial Group 192nd Annual Report 2009  157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.
•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
Subordinated Debt, Capital Trust Securities and
Preferred Share Liability
The fair value of our subordinated debt, capital trust securities and preferred share liability is determined by referring to current market prices for similar instruments.
          Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)			2009			2008

			Fair value			Fair value
	Book	Fair	over (under )	Book	Fair	over (under )
	value	value	book value	value	value	book value

Assets
Cash resources	$13,295	$13,295	$–	$21,105	$21,105	$–
Securities	110,813	110,813	–	100,138	100,138	–
Securities borrowed or purchased under resale agreements	36,006	36,006	–	28,033	28,033	–
Loans Residential mortgages	45,524	46,067	543	49,343	48,982	(361)
Consumer instalment and other personal	45,824	45,913	89	43,737	43,304	(433)
Credit cards	2,574	2,574	–	2,120	2,120	–
Businesses and governments	68,169	67,895	(274)	84,151	83,365	(786)

	162,091	162,449	358	179,351	177,771	(1,580)
Customers’ liability under acceptances	7,640	7,642	2	9,358	9,329	(29)
Allowance for credit losses	(1,902)	(1,902)	–	(1,747)	(1,747)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	167,829	168,189	360	186,962	185,353	(1,609)
Derivative instruments	47,898	47,898	–	65,586	65,586	–
Premises and equipment	1,634	1,634	–	1,721	1,721	–
Goodwill	1,569	1,569	–	1,635	1,635	–
Intangible assets	660	660	–	710	710	–
Other assets	8,754	8,754	–	10,160	10,160	–

	$388,458	$388,818	$360	$416,050	$414,441	$(1,609)

Liabilities
Deposits	$236,156	$237,046	$890	$257,670	$257,562	$(108)
Derivative instruments	44,765	44,765	–	60,048	60,048	–
Acceptances	7,640	7,640	–	9,358	9,358	–
Securities sold but not yet purchased	12,064	12,064	–	18,792	18,792	–
Securities lent or sold under repurchase agreements	46,312	46,312	–	32,492	32,492	–
Other liabilities	15,938	16,047	109	14,071	13,938	(133)
Subordinated debt	4,236	4,591	355	4,315	4,128	(187)
Capital trust securities	1,150	1,218	68	1,150	1,162	12
Preferred share liability	–	–	–	250	250	–
Shareholders’ equity	20,197	20,197	–	17,904	17,904	–

	$388,458	$389,880	$1,422	$416,050	$415,634	$(416)

Total fair value adjustment			$(1,062)			$(1,193)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

158  BMO Financial Group 192nd Annual Report 2009

Fair Value Hierarchy
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. Our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

	Available-for-sale		Trading		Fair value
(Canadian $ in millions)	securities		securities		liabilities		Derivative assets		Derivative liabilities

As at October 31	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Valued using quoted market prices	$35,590	$14,560	$55,401	$62,294	$12,064	$18,792	$1,881	$6,170	$813	$2,096
Valued using internal models (with observable inputs)	12,271	14,655	3,184	3,258	2,473	2,493	45,438	58,131	43,779	57,821
Valued using internal models (without observable inputs)	2,442	2,900	486	480	–	–	579	1,285	173	131

Total	$50,303	$32,115	$59,071	$66,032	$14,537	$21,285	$47,898	$65,586	$44,765	$60,048

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
          As at October 31, 2009, within available-for-sale securities was $727 million of deferred purchase price related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price based on expected future cash flows that are driven by prepayment rate and interest rate assumptions. The determination of the interest rate (excess spread) used in the discounted cash flow model has the most significant impact on the valuation of the deferred purchase price. Sensitivity analysis for the deferred purchase price is included in Note 8.
          Within trading securities was $165 million of Montreal Accord notes. We have determined the valuation of these notes based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the notes and is impacted by changes in credit spreads and the rating of the notes. The impact of assuming this discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively.
          Within derivative assets and derivative liabilities as at October 31, 2009 was $568 million and $76 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Significant Transfers
Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the year ended October 31, 2009.
          During the year, the Apex mid-term notes and associated total return swap were transferred from Level 3 to Level 2 as there was improved liquidity in the inputs to our model and greater transparency of fair value as a result of our hedging transactions.
          During the year, $23 million of trading debt securities were transferred from Level 1 to Level 3 as the securities were no longer quoted in an active market subsequent to the issuer’s bankruptcy protection filing. As at October 31, 2009, management valued these securities using discounted estimated recovery rates.

Changes in Level 3 Fair Value Measurements
The table below presents a reconciliation of all Level 3 financial instruments during the year ended October 31, 2009, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

	Available-for-sale	Trading	Fair value	Derivative	Derivative
(Canadian $ in millions)	securities	securities	liabilities	assets	liabilities

Balance, October 31, 2008	$2,900	$480	$–	$1,285	$131
Included in earnings	(358)	(197)	–	198	518
Included in other comprehensive income	–	–	–	–	–
Purchases and issuances	781	790	–	12	41
Sales and settlements	(246)	(62)	–	(674)	(517)
Transfers into (out of) Level 3	(635)	(525)	–	(242)	–

Balance, October 31, 2009	$2,442	$486	$–	$579	$173

Gains (losses) still held (1)	$(338)	$(198)	$–	$775	$(67)

(1)	Represents the amount of total gains or losses for the period included in earnings attributable to assets and liabilities classified as Level 3 that were held at October 31, 2009.

BMO Financial Group 192nd Annual Report 2009  159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 31:	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by OSFI.
          We have included the significant differences that would result if United States GAAP were applied in the preparation of our
Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2009			2008

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash and cash equivalents	$9,955	$–	$9,955	$9,134	$–	$9,134
Interest bearing deposits with banks (k)	3,340	(2,117)	1,223	11,971	(2,321)	9,650
Securities – Trading (j,l)	59,071	(3,901)	55,170	66,032	(1,856)	64,176
– Available-for-sale (g,j,l,m)	50,303	2,799	53,102	32,115	931	33,046
– Other (i,j)	1,439	(7)	1,432	1,991	(99)	1,892
Securities borrowed or purchased under resale agreements	36,006	–	36,006	28,033	–	28,033

Loans and customers’ liability under acceptances, net of the allowance for credit losses (k,p)	167,829	2,069	169,898	186,962	2,004	188,966
Derivative instruments (p)	47,898	(30,296)	17,602	65,586	(41,611)	23,975
Premises and equipment (d,e)	1,634	(4)	1,630	1,721	(5)	1,716
Goodwill (e)	1,569	(37)	1,532	1,635	(42)	1,593
Intangible assets (e)	660	–	660	710	(5)	705
Other assets (b,c,j,m)	8,754	6,232	14,986	10,160	7,506	17,666

Total Assets	$388,458	$(25,262)	$363,196	$416,050	$(35,498)	$380,552

Liabilities and Shareholders’ Equity
Deposits (p)	$236,156	$(1,298)	$234,858	$257,670	$(1,816)	$255,854
Derivative instruments (p)	44,765	(29,046)	15,719	60,048	(40,112)	19,936
Acceptances	7,640	–	7,640	9,358	–	9,358
Securities sold but not yet purchased	12,064	–	12,064	18,792	–	18,792
Securities lent or sold under repurchase agreements	46,312	–	46,312	32,492	–	32,492
Other liabilities (b,g,h,j,m)	15,938	6,988	22,926	14,071	8,448	22,519
Subordinated debt	4,236	–	4,236	4,315	–	4,315
Capital trust securities (h)	1,150	(1,150)	–	1,150	(1,150)	–
Preferred share liability (h)	–	–	–	250	(250)	–
Shareholders’ equity (b,c,d,e,f,h,i,l,m,o,q)	20,197	(756)	19,441	17,904	(618)	17,286

Total Liabilities and Shareholders’ Equity	$388,458	$(25,262)	$363,196	$416,050	$(35,498)	$380,552

Prior year has been restated to give effect to the adoption of the new guidance in (p) Offsetting of Amounts Related to Certain Contracts.

Condensed Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except per share amounts)				2009	2008	2007

Net income, as reported under Canadian GAAP				$1,787	$1,978	$2,131

Adjustments to arrive at United States GAAP:
Net Interest Income – Liabilities and equity (h)				80	91	99
Non-Interest Revenue – Merchant banking (i)				92	(2)	7
– Fair value option (a)				–	–	(8)
– Reclassification from trading securities to available-for-sale securities (l)				91	(183)	–
– Insurance (m)				(23)	–	–
– Derivatives (q)				3	–	–
Non-Interest Expense – Stock-based compensation (c)				(1)	(5)	(17)
– Software development costs (d)				–	(1)	(42)
– Pension and other employee future benefits (b)				–	6	–
– Goodwill and other assets (e)				6	5	5
Income taxes and net change in income taxes (f) (including adjustments due to items listed above)				(49)	58	19
Non-controlling interest in subsidiaries (h)				(79)	(79)	(79)

Net income based on United States GAAP				$1,907	$1,868	$2,115

Earnings per share: basic – Canadian GAAP net income				$3.09	$3.79	$4.18
– United States GAAP net income				3.31	3.57	4.14

Earnings per share: diluted – Canadian GAAP net income				$3.08	$3.76	$4.11
– United States GAAP net income				3.30	3.54	4.08

160  BMO Financial Group 192nd Annual Report 2009

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)	2009	2008	2007

Total Comprehensive Income, as reported under Canadian GAAP	$1,639	$3,260	$1,435

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Condensed Consolidated Statement of Income	120	(110)	(16)
Unrealized gain (loss) on reclassification from trading securities to available-for-sale securities (l) (1)	(61)	123	–
Unrealized gain on derivatives designated as cash flow hedges (q) (2)	(2)	–	–
Unrealized gain (loss) on translation of net foreign operations, net of hedging activities (e)	5	(12)	9
Pension and other employee future benefits (b) (3)	(176)	(254)	(486)
Unrealized gain on insurance securities designated as held for trading (m) (4)	226	–	–
Other-than-temporary impairment (o)	16	–	–

Total Comprehensive Income based on United States GAAP	$1,767	$3,007	$942

(1)  Net of income taxes of $30 million in 2009 and $60 million in 2008.
(2)  Net of income taxes of $1 million in 2009.
(3)  Net of income taxes of $68 million in 2009, $102 million in 2008 and $279 million in 2007.
(4)  Net of income taxes of $104 million in 2009.

Consolidated Statement of Accumulated Other Comprehensive Loss

For the Year Ended October 31 (Canadian $ in millions)		2009	2008

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP		$(399)	$(251)

Adjustments to arrive at United States GAAP:
Unrealized gain on reclassification from trading securities to available-for-sale securities (l)		62	123
Unrealized gain on derivatives designated as cash flow hedges (q)		(2)	–
Unrealized gain on translation of net foreign operations, net of hedging activities (e)		34	29
Pension and other employee future benefits (b)		(948)	(772)
Unrealized gain on insurance securities designated as held for trading (m)		226	–
Other-than-temporary impairment (o)		16	–

Total Accumulated Other Comprehensive Loss based on United States GAAP		$(1,011)	$(871)

(a) Fair Value Option
Effective November 1, 2006, we adopted a new Canadian accounting standard which allows us to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          Effective November 1, 2007, we adopted the new United States accounting standard which allows us to elect to report selected financial assets and liabilities at fair value. The new standard eliminated a difference between Canadian and United States GAAP.
(b) Pension and Other Employee Future Benefits
Effective October 31, 2007, United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments (recorded in our Consolidated Balance Sheet in other assets or other liabilities under Canadian GAAP) are recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense. Under United States GAAP, the pre-tax amounts included in Accumulated Other Comprehensive (Income) Loss are as follows:

(Canadian $ in millions)			2009			2008

		Other			Other
		employee			employee
		future			future
	Pension	benefits	Total	Pension	benefits	Total

Net actuarial loss (gain)	$1,210	$130	$1,340	$1,129	$(41)	$1,088
Cost (benefit) of plan amendments	87	(30)	57	103	(38)	65

Pre-tax amounts recognized in Accumulated Other Comprehensive (Income) Loss	$1,297	$100	$1,397	$1,232	$(79)	$1,153

Since we have reclassified amounts from other assets and other liabilities to other comprehensive income, the pension and other employee benefit amounts included in other assets and other liabilities are different under United States GAAP.
Under United States GAAP, amounts related to our pension benefit plans and other employee future benefit plans are recognized in our Consolidated Balance Sheet as follows:

(Canadian $ in millions)			2009			2008

	Included	Included	Plan	Included	Included	Plan
	in Other	in Other	funded	in Other	in Other	funded
	assets	liabilities	status	assets	liabilities	status

Pension	$33	$(36)	$(3)	$15	$(173)	$(158)
Other employee future benefits	–	(835)	(835)	–	(634)	(634)

BMO Financial Group 192nd Annual Report 2009  161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated net actuarial loss (gain) and cost (benefit) of plan amendments for the pension benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in pension expense during fiscal 2010 are $70 million and $16 million, respectively. The estimated net actuarial loss (gain) and cost (benefit) of plan amendments for other employee future benefit plans that will be amortized from Accumulated Other Comprehensive Income, on a pre-tax basis, as an increase (decrease) in other employee future benefit expense during fiscal 2010 are $3 million and $(8) million, respectively. Under Canadian GAAP, these amounts are amortized from other assets or other liabilities, on a pre-tax basis, to pension and other employee future benefit expense.
          Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(c) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there was an adjustment to our Consolidated Statement of Income in the periods before fiscal 2009, when the stock-based compensation granted prior to November 1, 2005 was fully amortized.
(d) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs related to internally developed software paid to third parties were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard that eliminated this difference for software development costs incurred after October 31, 2003. There was an adjustment to our Consolidated Statement of Income in the periods before fiscal 2009, when the software development costs capitalized prior to fiscal 2004 were fully amortized.
(e) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.
(f) Income Taxes
In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(g) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $197 million and $931 million for the years ended October 31, 2009 and 2008, respectively.
(h) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as equity and non-controlling interest, with payments recognized as dividends and minority interest, respectively. Under Canadian GAAP, preferred shares and capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense. The preferred shares with this conversion feature were redeemed during fiscal 2009.
(i) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(j) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(k) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.
(l) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 for us and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008. This difference will reverse as these securities are sold.

162  BMO Financial Group 192nd Annual Report 2009

(m) Insurance Accounting
Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts, are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian Asset Liability Method.
          Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.
          Under both United States and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.
          Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.
          Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading using the fair value option.
(n) Restricted Net Assets
Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At October 31, 2009 and 2008, restricted net assets of these subsidiaries were $5.9 billion and $4.6 billion, respectively.
(o) Other-than-Temporary Impairment
Effective May 1, 2009, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) which amended the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhanced the presentation and disclosure requirements for debt and equity securities. Under the new guidance, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.
          As a result of the adoption of this new guidance, we recorded a cumulative-effect adjustment to reclassify $24 million before tax ($16 million after tax) from retained earnings to accumulated other comprehensive income as of May 1, 2009 for United States GAAP reporting purposes.
          During the year ended October 31, 2009, we recorded total other-than-temporary impairment losses of $351 million (net of taxes of $113 million), of which $339 million were recorded in income and $12 million were recorded in accumulated other comprehensive income.
          The credit losses recorded in income on debt securities held for the year ended October 31, 2009 were as follows:

(Canadian $ in millions)	2009

Credit impairments recognized in earnings on debt securities not previously impaired	$(296)
Credit impairments recognized in earnings on debt securities that have previously been impaired	(13)
Reduction for securities sold or matured during the period	23

Total for the year ended October 31, 2009	$(286)

(p) Offsetting of Amounts Related to Certain Contracts
Effective November 1, 2008, we adopted the new guidance issued by the FASB which discusses the appropriateness of offsetting certain amounts in multiple contracts with a single counterparty. This guidance permits us to change our accounting policy regarding offsetting of the fair value amounts recognized on the balance sheet for derivative instruments under master netting agreements. In addition, this guidance allows us to offset the fair value recognized for the cash collateral received or posted against the fair value of derivative instruments executed with the same counterparty under a master netting agreement. Under Canadian GAAP, derivative assets and liabilities are recognized on the balance sheet on a gross basis. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $28,998 million at October 31, 2009 ($39,795 million in 2008). The cash collateral applied against derivative assets and derivative liabilities was $1,298 million and $48 million as at October 31, 2009, respectively
($1,816 million and $317 million in 2008, respectively).
(q) Derivatives
Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.
Changes in Accounting Policy
Fair Value Measurements
Effective November 1, 2007, we adopted the new FASB accounting standard which clarifies the definition of fair value applicable under United States accounting standards. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. The new standard did not have any impact on our consolidated financial statements as our current policy on fair value measurement was consistent with this guidance.
          Effective May 1, 2009, we adopted new guidance issued by the FASB for determining when a market is not active and transactions are not orderly. This guidance provided additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are considered to be not orderly. It also expanded the disclosure requirements for the fair value of financial instruments. The new guidance did not have any impact on our consolidated financial statements as our current policy on fair value measurement is consistent with this guidance.

BMO Financial Group 192nd Annual Report 2009  163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Guidance on Accounting for Income Taxes
Effective November 1, 2007, we adopted the new guidance issued by the FASB on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation clarifies that an enterprise’s tax benefits recognized in tax returns must be more likely than not of being sustained on audit prior to recording the related tax benefit in its financial statements. The new standard did not have any impact on our consolidated financial statements as our current policy on accounting for income tax was consistent with this guidance.
Future Changes in Accounting Policy
Convertible Debt Instruments
The FASB has issued guidance on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. Instruments classified as debt are within the scope of this new standard, which requires the liability and equity components to be accounted for separately. This accounting treatment differs from current accounting requirements, which generally treat convertible debt securities that may be settled in cash solely as debt. This standard is effective November 1, 2009. This standard will not impact the bank as all of our convertible preferred shares and capital trust securities are classified as equity under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
The FASB has issued a new standard which clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. In addition, the amount of consolidated net income attributed to the parent and to the non-controlling interest should be clearly presented on the Consolidated Statement of Income. Currently, we report non-controlling interests in other liabilities on our Consolidated Balance Sheet. This standard is effective November 1, 2009.
Business Combinations
The FASB has issued a new standard on business combinations that retains the purchase method of accounting for all business combinations. The new standard requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. This standard is effective for business combinations with an acquisition date on or after November 1, 2009.
Accounting for Transfers of Financial Assets
The FASB has issued a new standard on the accounting for transfers of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). The new standard also creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. This standard is effective November 1, 2010 for United States GAAP reporting purposes. We are currently assessing the impact on our United States GAAP reconciliation.
Amendments to Guidance on the Consolidation of Variable Interest Entities
The FASB has issued a new standard which changes the criteria by which an enterprise determines whether it must consolidate a variable interest entity (“VIE”). This new standard amends the existing guidance to require an enterprise to consolidate a VIE if it has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE. Existing guidance requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both. A continuous assessment of which party must consolidate a VIE will be required, rather than an assessment only when certain trigger events occur. In addition, the new standard requires an enterprise to assess if VIEs that were previously QSPEs must be consolidated by the enterprise. This standard is effective November 1, 2010 for United States GAAP reporting purposes. We are currently assessing the impact on our United States GAAP reconciliation.

164  BMO Financial Group 192nd Annual Report 2009

Principal Subsidiaries

Book value of
Entities in which the bank owns more than 50% of the issued		shares owned by the bank
and outstanding voting shares as at October 31, 2009	Head or principal office	(Canadian $ in millions)

Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	78
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal Finance Ltd.	Toronto, Canada	25
Bank of Montreal Holding Inc.	Calgary, Canada	18,935
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiaries	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,559
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,815
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Holdings, LLC	Chicago, United States	1
BMO Capital Corporation	Toronto, Canada	79
BMO Funding, L.P.	Chicago, United States	181
BMO (NS) Investment Company and subsidiary	Halifax, Canada
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	552
BMO Life Insurance Company	Toronto, Canada	426
BMO Life Holdings (Canada), ULC and subsidiary	Halifax, Canada
BMO Nevada LP	Chicago, United States	200
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	109
BMO Equity Partners Fund Inc. and subsidiaries	Toronto, Canada
BMO Equity Partners Management Inc.	Toronto, Canada
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	803
Guardian Group of Funds Ltd. and subsidiary	Toronto, Canada
BMO (US) Lending, LLC	Chicago, United States	262
Harris Financial Corp.	Chicago, United States	5,909
BMO Capital Markets Corp.	New York, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Chicago, United States
BMO Capital Markets Financing, Inc. and subsidiary	Chicago, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Wilmington, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States
psps Holdings, LLC and subsidiary	Chicago, United States
Stoker Ostler Wealth Advisors, Inc.	Scottsdale, United States

The above is a list of all our directly held subsidiaries, as well as their directly held subsidiaries, and thereby includes all of our major operating subsidiaries. The book values of the subsidiaries shown represent the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We own 100% of both the voting and non-voting shares of the above subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 99.0% of the outstanding non-voting shares.

BMO Financial Group 192nd Annual Report 2009  165

GLOSSARY
Glossary of Financial Terms

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point: One one-hundredth of a percentage point.

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

General Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances.

Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital: OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in total capital.

Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.

Net Economic Profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Operating Leverage is the difference between revenue and expense growth rates. Cash operating leverage is the difference between revenue and cash-based expense growth rates.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Productivity Ratio (or Expense-to-Revenue Ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of acquisition-related intangible assets from non-interest expenses.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

• Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
• Credit default swaps – one counter-party pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
• Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

166  BMO Financial Group 192nd Annual Report 2009

• Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

• Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

• Interest rate swaps – counter-parties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Tangible Common Equity reflects common equity net of certain deductions. There is no standard industry definition of this measure.

Tangible Common Equity to Risk-Weighted Assets Ratio represents tangible common equity divided by risk-weighted assets.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Tier 1 Capital represents more permanent forms of capital, and primarily consists of common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II.

Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.

Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and other substantial investments.

Total Capital Ratio is defined as total capital divided by risk-weighted assets.

Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both cash instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equityholders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

BMO Financial Group 192nd Annual Report 2009 167

Shareholder Information

Market for Shares of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.
Common Share Trading in Fiscal 2009

Primary stock		Closing price						Total volume of
exchanges	Ticker	October 31, 2009		High		Low		shares traded

Toronto	BMO		$50.06		$54.75		$24.05	713.6 million
New York	BMO	US$	46.37	US$	51.76	US$	19.32	113.8 million

Common Share History

Date	Action	Common share effect

March 14, 2001	100% stock dividend	Equivalent to a 2-for-1 stock split
March 20, 1993	100% stock dividend	Equivalent to a 2-for-1 stock split
June 23, 1967	Stock split	5-for-1 stock split

Dividends Paid per Share in 2009 and Prior Years
Bank of Montreal has paid dividends for 181 years – the longest-running dividend payout record of any company in Canada.

		Shares outstanding
Issue/Class	Ticker	at October 31, 2009	2009		2008			2007		2006		2005

Common	BMO	551,715,904		$2.80		$2.80		$2.71		$2.26		$1.85

Preferred Class B
Series 4 (a)	BMO G	–		–	–			$0.91		$1.20		$1.20
Series 5	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$1.33
Series 6 (b)	BMO I	–		–		$1.19		$1.19		$1.19		$1.19
Series 10	BMO V	12,000,000	US$	1.49	US$	1.49	US$	1.49	US$	1.49	US$	1.49
Series 13 (c)	BMO J	14,000,000		$1.13		$1.13		$0.96		–		–
Series 14 (d)	BMO K	10,000,000		$1.31		$1.48		–		–		–
Series 15 (e)	BMO L	10,000,000		$1.45		$0.94		–		–		–
Series 16 (f)	BMO M	12,000,000		$1.30		$0.55		–		–		–
Series 18 (g)	BMO N	6,000,000		$1.55	–			–		–		–
Series 21 (h)	BMO O	11,000,000		$1.11	–			–		–		–
Series 23 (i)	BMO P	16,000,000		$0.59	–			–		–		–

(a)	The Class B Preferred Shares Series 4 were issued in February 1998 and were redeemed in August 2007.
(b)	The Class B Preferred Shares Series 6 were issued in May 1998 and were redeemed in November 2008.
(c)	The Class B Preferred Shares Series 13 were issued in January 2007.
(d)	The Class B Preferred Shares Series 14 were issued in September 2007.
(e)	The Class B Preferred Shares Series 15 were issued in March 2008.
(f)	The Class B Preferred Shares Series 16 were issued in June 2008.
(g)	The Class B Preferred Shares Series 18 were issued in December 2008.
(h)	The Class B Preferred Shares Series 21 were issued in March 2009.
(i)	The Class B Preferred Shares Series 23 were issued in June 2009.

Managing Your Shares

Our Transfer Agent and Registrar
Computershare Trust Company of Canada serves as Transfer Agent and Registrar for common and preferred shares, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively. See next page for contact information.

Reinvesting Your Dividends and Purchasing Additional Common Shares
Through the Shareholder Dividend Reinvestment and Share Purchase Plan, you can reinvest cash dividends from your BMO common shares, to purchase additional BMO common shares, currently at a 2% discount from the average market price, without paying a commission or service charge. You can also purchase additional common shares in amounts up to $40,000 per fiscal year. Contact Computershare Trust Company of Canada or Shareholder Services for details.

Direct Deposit
You can choose to have your dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer.

Personal Information Security
We advise our shareholders to be diligent in protecting their personal information. Details are available at:
Credit Ratings
Credit rating information appears on page 29 of this annual report and on our website.
Auditors kpmg llp

Important Dates Fiscal Year End October 31 Annual Meeting March 23, 2010, 9:30 a.m. The annual meeting of shareholders will be held in Winnipeg, Manitoba at The Fairmont Winnipeg, Midway and East Ballrooms, 2 Lombard Place. The meeting will be webcast. Details are available on our website. 2010 Dividend Payment Dates* Common and preferred shares record dates February 1 May 3 August 2 November 1 Common shares payment dates February 26 May 26 August 26 November 26 Preferred shares payment dates February 25 May 25 August 25 November 25 * Subject to approval by the Board of Directors The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently, this limitation does not restrict the pay ment of dividends on Bank of Montreal’s common or preferred shares. Employee Ownership* 82 % of Canadian employees participate in the BMO Employee Share Ownership Plan - a clear indication of their commitment to the company. 82% * As of October 31, 2009

168  BMO Financial Group 192nd Annual Report 2009

Where to Find More Information

Corporate Governance
Our website provides information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Director Independence Standards and our board and committee Charters.

Proxy Circular
Our proxy circular contains information on our directors, board committee reports and a detailed discussion of our corporate governance practices. It will be published in February 2010 and available online at:

New York Stock Exchange
Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is posted on our website.
Corporate Responsibility
The BMO Corporate Responsibility Report, which includes our Public Accountability Statement, documents our corporate citizenship activities throughout the year. The 2009 report will be released in February 2010. You can find more information about our corporate responsibility activities online at:

We report on the economic, social and environmental components of our performance and activities according to guidelines set out by the Global Reporting Initiative (GRI). To learn more about the GRI and its 2009 Sustainability Reporting Guidelines, visit:

Have Your Say
If you have a question you would like to ask at our annual meeting of shareholders, you can submit your question in person or on the webcast. You can also submit a question to the board by writing to the Corporate Secretary at Corporate Secretary’s Office, 21st Floor, 1 First Canadian Place, Toronto, ON M5X 1A1, or emailing corp.secretary@bmo.com.

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28,118 kg	solid waste
68,861 kg	air emissions
964,387,510 BTU	natural gas

BMO Financial Group

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